As filed with the Securities and Exchange Commission on September 15, 2025.

Registration No. 333-289955

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AP VIII Queso Holdings, L.P.

to be converted as described herein to a corporation named

Phoenix Education Partners, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8200	38-3922540
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4035 S. Riverpoint Parkway

Phoenix, AZ 85040

(800) 990-2765

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Srini Medi, Esq.

Senior Vice President, General Counsel & Secretary

4035 S. Riverpoint Parkway

Phoenix, AZ 85040

(800) 990-2765

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Brian M. Janson, Esq. Luke R. Jennings, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Kenneth B. Wallach, Esq. Jessica Asrat, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

AP VIII Queso Holdings, L.P., the registrant whose name appears on the cover of this registration statement, is a Delaware limited partnership. Prior to the closing of this offering, AP VIII Queso Holdings, L.P. will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Phoenix Education Partners, Inc. as described in “Prospectus Summary—The Reorganization Transactions.” As a result of the conversion into a corporation, the limited partners of AP VIII Queso Holdings, L.P. will become holders of shares of common stock of Phoenix Education Partners, Inc. Except as disclosed in the prospectus included in this registration statement, the consolidated financial statements and other financial information included in this registration statement are those of AP VIII Queso Holdings, L.P. and its subsidiaries and do not give effect to the Reorganization Transactions. See “Prospectus Summary—The Reorganization Transactions” and “Capitalization.” Shares of common stock of Phoenix Education Partners, Inc. are being offered by the prospectus included in this registration statement.

Our fiscal year ends on August 31 of each year and our four fiscal quarters comprising our fiscal year end on the last day of November, February, May and August, respectively.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated September 15, 2025

PROSPECTUS

    Shares

Phoenix Education Partners, Inc.

Common Stock

This is the initial public offering of shares of common stock of Phoenix Education Partners, Inc., a Delaware corporation. All of the      shares of common stock are being sold by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares of common stock in this offering.

We expect the initial public offering price to be between $      and $      per share. Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “PXED.”

AP VIII Socrates Holdings, L.P. (the “Apollo Stockholder”), which is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”), is currently our majority stockholder and is also one of the selling stockholders in this offering. Following the completion of this offering and the related transactions, the Apollo Stockholder will beneficially own approximately    % of the voting power of our outstanding common stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full). As a result, we expect to be a “controlled company” under the corporate governance rules for NYSE-listed companies and will be exempt from certain corporate governance requirements of such rules. So long as we remain a “controlled company,” the Apollo Stockholder will have the ability to control matters requiring approval by our stockholders, including the election of directors, amendments to our certificate of incorporation and major corporate transactions. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock,” “Management—Controlled Company” and “Principal and Selling Stockholders.”

We are also an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 29 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to the selling stockholders, before expenses	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding the underwriters’ compensation and reimbursement of expenses.

The underwriters may also exercise their option to purchase up to an additional     shares from the selling stockholders at the public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about    , 2025 through the book-entry facilities of The Depositary Trust Company.

Morgan Stanley	Goldman Sachs & Co. LLC	BMO Capital Markets	Jefferies
Apollo Global Securities

The date of this prospectus is     , 2025

University of Phoenix®

A University Built for the Busy and the Ambitious

University of Phoenix®

Personalized, Career Relevant, and Affordable Education Delivering Strong Student Outcomes

Personalized
Differentiated Digital Delivery Capabilities Integrated with Dedicated Live Support

Career Relevant
Programs Aligned to Career-Relevant Skills, and Bolstered by Career Services for Life Promise

Affordable
Personalized Education at Affordable Prices – Tuition Price Guarantee Since 2018

University of Phoenix®

82,700

Average Total Degreed Enrollment[1]

64%

Care for Dependents

37

Average New Student Age

~50

Years of Serving Working Adults

82%

Student Satisfaction[2]

1.1M+

Alumni

[1] Average Total Degreed Enrollment during the first nine months of fiscal year 2025. See "Prospectus Summary" for how we define Average Total Degreed Enrollment.

For investors outside the United States: The selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. None of us, the selling stockholders or the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

None of us, the selling stockholders or the underwriters have authorized any other person to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

Through and including     , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

TRADEMARKS, TRADE NAMES, AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business. This prospectus contains references to our trademarks, trade names and service marks. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, the registration status of such trademarks, trade names and service marks, or that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, any other companies.

INDUSTRY AND MARKET DATA

We include statements and information in this prospectus concerning our industry, our competitors, our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from industry organizations and other third-party sources (including third-party market studies, industry publications, surveys and forecasts), as well as internal company sources and management’s belief. Certain statements regarding our competitors are based on publicly available information, including filings with the Securities and Exchange Commission (the “SEC”) and the United States Department of Education (the “U.S. Department of Education” or “Department of Education”) by such competitors, published industry sources and management estimates. Studies, industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. In addition, while we believe that the industry information included herein is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The sources of certain statistical data, industry data, estimates and forecasts contained in this prospectus are the following industry publications or reports:

•	Best Colleges: “Online Program Managers: What Are OPMs in Higher Education?” published July 12, 2024 and “The Rise and Fall(?) of Coding Bootcamps,” published January 10, 2025;

•	Burning Glass Institute: “The Emerging Degree Reset,” published 2022;

•	Commonwealth of Learning: “Creating an Endowment for Humanity: The role of Universities, Mega-Universities and Hyper-Universities,” published November 30, 2007;

•	Education Data Initiative: “Average Cost of College by Year,” published September 9, 2024;

•	Education Dynamics: “Online College Students Report 2024,” published 2024;

•	Forbes: “The Universities with the Most Graduates Working at Top Fortune 500 Companies,” published September 2021;

•	Gallup-Lumina: “The State of Higher Education 2024,” published May 2024;

•	Georgetown University Center on Education and the Workforce: “After Everything: Projections of Jobs, Education and Training Requirements through 2031,” published November 2023;

•	Inside Higher Ed: “Major Error Skewed Freshman Enrollment Data,” published January 13, 2025;

•	Institute of Education Sciences: “Report on the Condition of Education 2023,” published May 2023;

•	Learnopoly: “Coursera Statistics (2024),” published 2024;

•	National Student Clearinghouse Research Center: “Some College, No Credential,” published June 4, 2024;

•	Ruffalo Noel Levitz: “Priorities Survey for Online Learners,” published 2024;

•	Society for Human Resource Management: “SHRM Releases 2023 Employee Benefits Survey Results,” published June 12, 2023;

•	Training Magazine: “2023 Training Report,” published November 14, 2023;

•	United States Census Bureau: “Educational Attainment in the United States: 2022,” published February 16, 2023; and “Current Population Survey,” published October 2024;

•

U.S. Department of Education, National Center for Education Statistics, Integrated Postsecondary Education Data System (IPEDS), “Fall Enrollment component final data (2012—2022) and provisional data,” published 2023;

•

United States Department of Education, National Center for Education Statistics: “Report on the Condition of Education 2023,” published May 2023; “Tuition costs of colleges and universities,” published May 30, 2024, “Student Enrollment: How many students ages 25 and over enroll in postsecondary institutions in the fall?,” published 2023 and “The Condition of Education 2024: “Price of Attending an Undergraduate Institution,” published 2024;

•	United States Department of Labor, Bureau of Labor Statistics: “Industry and occupational employment projections overview and highlights, 2023–33,” published November 2024;

•	Validated Insights Inc: “OPM Market Insights: A quarterly update on the Online Program Management (OPM) market in the United States,” published September 2024; and

•

World Economic Forum: “Future of Jobs 2023: These are the Most In-Demand Skills Now—and Beyond,” published May 1, 2023 and “Future of Jobs Report 2025: The jobs of the future – and the skills you need to get them,” published January 8, 2025.

BASIS OF PRESENTATION

In this prospectus, unless otherwise indicated or the context otherwise requires, references to the “Company,” the “Issuer,” “we,” “us” and “our” refer, prior to our conversion into a corporation, to AP VIII Queso Holdings, L.P. and its consolidated subsidiaries and, after our conversion into a corporation, to Phoenix Education Partners, Inc. and its consolidated subsidiaries. See “Prospectus Summary—The Reorganization Transactions.”

In this prospectus, references to: (i) the “University” refer to The University of Phoenix, Inc., our indirect subsidiary, and (ii) “AEG” refer to Apollo Education Group, Inc., our direct subsidiary. AEG had no prior affiliation with Apollo before the acquisition by affiliates of certain investment funds managed by affiliates of Apollo and The Vistria Group (“Vistria”) in 2017.

Our fiscal year ends on August 31 of each year and our four fiscal quarters comprising our fiscal year end on the last day of November, February, May and August, respectively. The term “fiscal,” with respect to any year, refers to the period ending on August 31 of such year.

All consolidated financial statements presented in this prospectus have been prepared in U.S. dollars in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Our Average Total Degreed Enrollment statistics presented in this prospectus are rounded to the nearest hundred. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for how we calculate Average Total Degreed Enrollment.

A LETTER FROM CHRIS LYNNE, OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

For me, the mission we serve at the University of Phoenix is deeply personal.

I was raised by a single mother who worked tirelessly to provide for us. She pursued her college degree over many years, often late at night and after long hours of work, driven by a belief that education could unlock a better future for our family. But despite her intelligence and determination, she was not able to successfully complete her degree. She didn’t face barriers due to grit or capability; the challenge was access. The system wasn’t designed for someone like her: a working parent with big dreams but limited flexibility.

I witnessed firsthand the resilience, sacrifice, and hope that define the lives of so many who pursue higher education as adults. Watching my mother navigate life in search of that opportunity instilled in me a deep belief in the critical need to provide access to higher education for this large and growing population of “adult learners” —students over the age of 25—whose needs are not met by the “traditional” education system. That belief is the foundation of the work we do at the University of Phoenix every single day.

Our mission at the University of Phoenix is to provide access to personalized, career relevant and affordable higher education and to empower our primarily working adult students to develop the knowledge and skills they need to excel in their careers and make a positive impact on their communities. We believe that when we put our students first—by understanding their unique needs, offering flexible learning solutions, and providing proactive and empathetic support at every step—we enable not only their success but also the success of our entire organization.

Higher education continues to be one of the most powerful drivers of upward mobility in the United States, and adult learners represent one of the fastest-growing segments in the post-secondary education market. At the University of Phoenix, the average age of our students is 37. Nearly two-thirds care for dependents at home, and most are working while pursuing their education. The majority are also first-generation college students. These individuals face unique challenges and require a different kind of support system. That’s why we’ve purpose-built our platform to offer each student a flexible, personalized, and affordable learning experience aligned directly to in-demand careers.

Since we were last a public company in 2017, we have been unwaveringly focused on achieving the core mission of the University, and I am proud of the meaningful improvements we have realized in student outcomes, including double-digit improvements in both student retention and graduation rate.

We have strengthened our academic offerings by aligning 100% of our curricula to career-relevant skills that matter to employers and ensuring that all of our programs are in disciplines that are in high demand in today’s economy. Our career-relevant education is bolstered by our faculty, a group at the core of our University comprised of professionals who actively work in the fields they teach and bring on average 29 years of industry experience and 16 years of teaching at the University. This fusion of academic instruction in high demand fields with practical expertise creates a powerful, relevant, and career-aligned learning environment that sets our students up for success.

We have made significant investments in our technology platform, which leverages automation, artificial intelligence and proprietary machine learning models to continuously improve our student outcomes, increase student satisfaction and improve operational efficiency. These investments are helping us better understand the needs of our students and provide more personalized learning pathways to improve student outcomes both inside and outside the classroom, while at the same time streamlining administrative processes to support our ongoing growth.

We have invested in career mobility solutions for our students and employer alliances. Listening closely to our students, we understand that in an increasingly complex professional landscape our students need more than knowledge and skills—they need help navigating their career journey. Our investments in personalization for our students now expand beyond their educational journey to their career journey. In 2020, the University made its Career Services for Life Promise and we continue to strive to be a lifelong partner to our students—helping them find the most direct path to accomplishing their educational and career goals.

We believe the steps we’ve taken have positioned the University of Phoenix for a bright future, and we are excited about the next chapter of our journey as we continue to transform lives through accessible, high-quality education. We look forward to the continued growth and success of our University.

Sincerely,

Chris Lynne

President, University of Phoenix and CEO, Phoenix Education Partners, Inc.

v

PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Our Mission

To provide access to higher education opportunities that enable students to develop the knowledge and skills necessary to achieve their professional goals, improve the performance of their organizations and provide leadership and service to their communities.

Our Business

We are a mission-driven organization operating at the forefront of the rapidly evolving post-secondary education market. As one of the largest online education providers and a pioneer in our field, we benefit from the dynamic interplay between technological innovation, education, employment and economic trends. The demands of the modern workforce are continually shifting, and we are focused on transforming the way individuals achieve their educational and career aspirations while balancing the unique demands of being an adult learner. We are focused on delivering a personalized, career-relevant and affordable education to our students through our flexible learning model, skills-aligned curriculum and accessible tuition costs. We have created purpose-built platforms that leverage an artificial intelligence (“AI”)-ready data infrastructure and technology stack to enhance the student experience, increase student success and improve the connectivity between students, educators and employers.

The University of Phoenix was founded in 1976 and has been continuously accredited since 1978 by the Higher Learning Commission (“HLC”), an institutional accrediting agency recognized by the U.S. Department of Education. In our nearly five decades of operation, we have served more than 1.1 million alumni (including those who have completed non-degree certificates) and conferred nearly 1.3 million degrees. According to Forbes, we were the university with the highest number of graduates employed at the top 20 Fortune 500 companies as of September 2021.

Our student body consists primarily of working adults seeking to advance their careers. Adult learners represent an attractive and growing sub-segment of the higher education market. However, they face unique challenges that are not addressed by traditional programs designed for 18- to 22-year-olds, including the time constraints and responsibilities of work, community and caring for dependents. As a result, these students can significantly benefit from an education solution tailored to their needs. We are dedicated to these adult learners, and we are constantly evolving the flexible, asynchronous learning models and the robust technology solutions designed to meet their unique needs. We believe we provide a differentiated value proposition to both students and employers. Both inside and outside of the classroom, our purpose is to help our students achieve their educational and career goals and to assist employers in upskilling their employees.

For the fiscal year ended August 31, 2024, the University’s Average Total Degreed Enrollment was 78,900, including 64,100 undergraduate and 14,800 graduate students. During the first nine months of fiscal year 2025, Average Total Degreed Enrollment increased to 82,700. See “—Summary Consolidated Financial and Other Data” for the definition of Average Total Degreed Enrollment. Students either enroll at the University independently or have the option to enroll through one of our more than 2,500 employer relationships. Many of our students receive discounted tuition benefits under programs offered through our employer relationships, which are classified as business-to-business, or “B2B,” enrollment. These include students who enroll in the University through employer-provided programs, as well as students who enroll independently but are employees of employers with whom we have an employer relationship. We view B2B enrollments as a significant opportunity for further growth. B2B enrollments represented 13,300 Average Total Degreed Enrollment (20% of the University’s Average Total Degreed Enrollment) in fiscal year 2022 and 23,300 Average Total Degreed Enrollment (30% of the University’s Average Total Degreed Enrollment) in fiscal year 2024, reflecting a 32% CAGR.

The University currently offers 72 degree-granting and 33 non-degree certificate programs across a wide range of disciplines. Our degree-granting programs represented approximately 97% of our net revenue for fiscal year 2024 and serve a diverse set of students who are seeking to improve their career opportunities:

Average Total Degreed Enrollment by degree type for fiscal year 2024:

•	Bachelor’s: 70%

•	Master’s: 16%

•	Associate’s: 11%

•	Doctoral: 3%

Degree completions by discipline for fiscal year 2024:

•	Business and IT: 63%

•	Health Professions: 15%

•	Social and Behavioral Sciences: 12%

•	Education: 4%

•	Nursing: 4%

•	Doctoral Studies: 2%

•	General Studies: less than 1%

Of the University’s enrollment during fiscal year 2024, subject to data availability for each metric:

•	76% are currently employed;

•	95% of new students are over the age of 22, with an average age of 37;

•	64% care for dependents at home;

•	61% are first-generation college students;

•	62% of students who completed an optional survey identify as members of a minority group; and

•	71% are female.

Our non-degree offerings for students and employers represent the remaining portion of net revenue and are a growing priority for the University. These non-degree offerings include shorter credit-bearing certificates and non-credit professional development courses that provide students with critical skills for career advancement and benefit employers by upskilling their employees.

We are also developing new talent solutions programs for employers, including: (i) Talent Source, a talent-sourcing platform that connects employers with students whose skills profiles align with job postings and (ii) Skillmore, an AI-powered tool that scans an employer’s inventory of sought-after skills and designs development pathways to internal job opportunities.

Our Market Opportunity

According to the U.S. Department of Education’s National Center for Education Statistics (“NCES”), a total of 19.0 million students were enrolled in degree-granting, post-secondary institutions in fall 2023. This market represented $813 billion of revenue during the 2022-2023 school year. Tuition and fees make up $181 billion of this $813 billion market opportunity. Additionally, according to various studies, including the U.S. Census Bureau’s 2024 Current Population Survey (“CPS”), graduates with a bachelor’s degree or an advanced degree, on average, tend to have better career outcomes than persons with only a high school diploma, which drives continuing demand for higher education.

We believe demand for higher education will remain strong given its personal and economic benefits. Adult, online learners represent a particularly significant and growing segment of this market due to the following factors:

Adult Learner Market Represents a Significant Opportunity. According to the U.S. Census Bureau, as of 2023, 83.8 million adults in the United States aged 25 or older did not have any college-level education. As of the start of the 2023-24 academic year, the working age population with some college-education but no credentials (“SCNC”) under 65 was comprised of 37.6 million people, an increase of 2.2% from the start of the prior academic year. The Georgetown University Center on Education and the Workforce estimates 72% of jobs in the U.S. will require a post-secondary education and/or training by 2031, and a recent Gallup-Lumina survey indicated adult learner interest in pursuing higher education has been increasing. A 2023 survey by the Society for Human Resource Management indicated that 48% of employers currently offer some form of undergraduate or graduate tuition assistance for their workers. We believe the University is well-positioned to serve this market with our distinctive learning experience tailored to the unique needs of these working adult students.

Evolving Workforce Drives Market Demand for Skills-Based Education. The extensive impact of technology and the transition to a knowledge-based economy are driving transformative shifts in the U.S. workforce. The U.S. Bureau of Labor Statistics projects that from 2023 to 2033, the U.S. labor market will see a net gain of 6.7 million jobs tied to the expansion of new technologies. Similarly, the World Economic Forum predicts that by 2030, 39% of workers will have their jobs disrupted and 59% of workers will require training for new skills. We believe our skills-aligned, career-relevant curriculum, including our growing non-degree offerings, will be critical in ensuring success for future students and our more than 1.1 million alumni. Corporations in the United States spent more than $101 billion on training in 2023, according to Training Magazine’s 42nd Annual Training Industry Report. A 2023 survey by the Society for Human Resource Management indicated that 48% of employers currently offer some form of undergraduate or graduate tuition assistance for their workers. We believe these factors provide a significant market opportunity as we expand discussions with employers beyond our degree offerings.

Evolving Preferences of Today’s Students Drives Growth in the Online Learning Market. The growing adoption of online learning in higher education has been driven by the market demand for (i) career-orientation, (ii) flexibility and personalization, and (iii) increased affordability compared to traditional institutions. These factors are especially important for working adults who manage multiple competing priorities and responsibilities. Education Dynamics’ most recent survey, conducted in January 2024, stated that more than “40% of online students surveyed enroll primarily to start a new career to earn more money, while another 22% enroll to start a new career more aligned with their interests.” In total, 98% of respondents indicated that they enrolled for a career-focused reason. Online learning also provides a more accessible and affordable learning experience, with recent technological advancements enhancing personalization, flexibility and support, which are especially key for adult learners. At the same time, degrees from traditional programs have become cost prohibitive for many students, and according to the NCES, there has been a 141% increase in the average cost of a four-year bachelor’s degree at U.S. public institutions over the last 20 years. These factors have led to an increase in the percentage of students enrolled in at least one distance education course, defined as education that uses one or more technologies to deliver instruction to students who are separated from their instructor, from 36% in fall 2019 to 54% in spring 2025. Based on industry analyses, enrollment growth in degree-granting, post-secondary institutions is slowing and the number of high school graduates that are eligible to enroll in degree-granting, post-secondary institutions is expected to continue to decrease over the next few years. We believe our commitment to offering a flexible, personalized online learning experience at an affordable cost, empowered by our significant technology investments and our two petabytes of student data, creates a compelling value proposition that will enable us to offset this trend better than our peers. In order to maintain our growth rates, we aim to maintain or increase market share in existing markets. See “Risk Factors—Risks Related to Our Business—A decline in the overall growth of enrollment in post-secondary institutions, or in the number of students seeking degrees online, could lead to lower enrollment, which could negatively impact our future growth.”

Our Transformation

In February 2017, funds affiliated with Apollo and Vistria acquired our predecessor company with a vision to transform the University into a smaller and more focused institution that would be better positioned to educate and re-skill its working adult students—the original legacy of founder John Sperling. Since the acquisition, we have strengthened the University in several ways to drive long-term value for all stakeholders:

Realigned the University’s Strategic Direction. We completed a comprehensive transformation of our academic course offerings, aligning 100% of our courses in programs open for enrollment to career-relevant skills. We tailored each degree program to facilitate the learning of career-relevant skills sought by employers as determined by programmatic accreditors, employers, advisory councils, government job definitions and numerous other sources. To increase our focus on the University and its mission, we exited non-core programs and divested the other operations of our predecessor company, including several international schools that shared administrative resources with the University. While maintaining our main campus in Phoenix, Arizona, we exited all of our other campuses. Our multi-year transformation efforts to actively increase the focus of the University drove much of the significant enrollment and revenue declines experienced since 2010, which have now stabilized. From fiscal year 2022 to fiscal year 2024, both net revenue and Average Total Degreed Enrollment increased at a 9% CAGR.

Strengthened Our Academic Offerings. We improved learning outcomes by helping our students master career-relevant skills and by selectively integrating adaptive learning into a wide range of courses. We assess our students’ skills for ongoing competency, with students earning “skills badges” by demonstrating mastery, and skills badges are granted to students upon the completion of a course or, as applicable, a series of courses. To date, our students have earned more than 800,000 skills badges, demonstrating their mastery of competencies directly applicable to job requirements. We enhanced pathways to degree completion by redesigning our degree programs to permit greater use of transfer credits. We also launched competency-based programs that provide greater flexibility for students with prior relevant experience to accelerate their progress. Continuous innovation of curriculum and teaching methods, including a redesign of our math courses, has made these courses more accessible and applicable to real-world scenarios. Math is often a significant hurdle for adult learners, and these actions reduced the combined withdrawal and fail rates for these courses by 10%. Our efforts to reinvent key aspects of adult learning have received significant external recognition from multiple organizations, including EC-Council and Gartner, highlighting the impact of these initiatives on student success and career preparation.

Enhanced the Management Team and Harnessed our Deep Talent. We hired highly experienced leaders to spearhead this transformation. In addition to appointing Christopher Lynne as President in December 2022, we also hired key personnel across critical business functions such as academics, finance, information technology and marketing.

Digitized Career Mobility Tools and Invested in Our Technology Platform. Over the past five years, we have invested approximately $500 million in technology resources, leveraging AI across the student journey to improve retention, student-facing capabilities, and internal efficiency. We define AI as machine learning models that autonomously learn from continuously-updated data, extending beyond traditional rule-based automation. Over the last decade, we have implemented AI into core processes and refined these models for incremental improvements. Our AI-enabled enterprise platform stack includes certain long-standing uses of AI, including our student engagement monitoring model, which has been operational for eight years and helps identify at-risk students and trigger timely interventions, our AI assistant, which is widely deployed to address student-facing financial aid questions, and AI-based SMS prospect nurturing, which allows us to reduce enrollment advisor load. Further leveraging our mature technology foundation, we have started to develop and deploy certain advanced AI features such as our job-match algorithms, which align students with suitable job openings, our large language model-based phone agent, which provides phone-based complex technical support for our employees, and certain solutions for our B2B customers, which are designed to structure job competencies and optimize hiring workflows.

Instituted Career Services for Life. As part of our investment in student services, we offer career services to all active students and instituted Career Services for Life for all graduates, providing free lifetime access to career services and our suite of digital career tools.

Invested in Data-Driven, Responsible Marketing. We exited the low-performing affiliate lead generators channel and instead utilize analytics and performance-based media which have improved enrollment conversion. Through organic channels (e.g., search engine optimization), paid channels (e.g., television and paid search) and earned media, we have achieved industry-leading brand awareness and consideration, resulting in consistent enrollment growth and lower per-student acquisition costs over multiple years.

Improved Operational Efficiency. Between 2016 and 2024, we reduced overhead by more than $100 million by rationalizing our operating structure and decommissioning legacy technology systems in favor of a digital-first technology platform with embedded AI / machine learning tools.

Transformation Resulted in Significant Student Outcome Improvements. These actions have significantly strengthened the University’s position, leading to material improvements in the following student outcomes:

	Before Transformation	After Transformation
Higher Student Satisfaction(1)	69.8% (February 2017)	82.3% (May 2025)
Improved Student Retention(2)	59.7% (2016/2017 cohort)	71.5% (2023/2024 cohort)
Reduced 3-Year Student Loan Default Rates(3)	13.3% (2013 cohort)	8.7% (2018 cohort)
Increased 6-Year Graduation Rates(4)	25% (2015/2016 cohort)	37% (2018/2019 cohort)

(1)

Based on an internally administered satisfaction survey of students and represents the percentage of students rating a 9 or 10 on a 10-point scale. We surveyed approximately 15,000 students in February 2017 and approximately 21,000 students in May 2025. In the February 2017 survey, students were asked to rate their likelihood to recommend the University to a colleague, friend or family member who may be interested in attending the University; and in the May 2025 survey, students were asked to rate their likelihood to recommend the University to a friend, family member, or co-worker who is considering attending a college or university.

(2)

Student retention during a cohort year (federal award year from July 1 to June 30) is calculated as (i) the number of confirmed undergraduate students who both started a degree or non-degree certificate program and posted attendance in a course within such program (whether or not the course is ultimately completed or passed) as of a specified date (as described below), divided by (ii) the number of confirmed undergraduate students who started such a program, expressed as a percentage. The University offers traditional undergraduate degree and non-degree certificate programs as well as two different types of undergraduate competency-based education degree programs, identified as competency-based (“CB”) degree programs and direct assessment (“DA”) degree programs. Each course within a traditional undergraduate degree or non-degree certificate program is 35 days in length; a student in such a program is considered “retained” if he or she posted attendance in his or her fourth course within 175 days of starting the program. CB courses are taken in 16-week blocks; a student in a CB program is considered “retained” if he or she posted attendance by the end of the third week of his or her second block of courses in such program. DA courses are taken in 12-week terms; a student in a DA program is considered “retained” if he or she was in an active enrollment status as of the fifteenth day of his or her second term of such program. For purposes of each type of program, a student is deemed to have “posted attendance” in a course when the student completes at least one academic-related activity, such as participating in an online discussion on the course website, submitting an assignment or taking a required quiz or exam that is graded. The University developed its student retention rate formula in 2014 to evaluate and track performance in the University’s undergraduate degree programs. In 2019, the University modified the metric to include undergraduate students enrolled in non-degree certificate programs as well. As a result, the student retention rate for the 2016/2017 cohort includes only students enrolled in undergraduate degree programs, whereas the rate for the 2023/2024 cohort includes students enrolled in both undergraduate degree and non-degree certificate programs. For comparison, the student retention rate for just undergraduate degree programs for the 2023/2024 cohort was 72.9%.

(3)

Based on the U.S. Department of Education’s Cohort Default Rate for the federal fiscal years (“CDR FY”) 2013 and 2018. Each cohort is a group of students who first enter into student loan repayment during a federal fiscal year (ending September 30), and the cohort default rate is the percentage of that cohort who default on their payment by the end of the second full year after such repayment start date. In CDR FY 2013, the University’s official cohort default rate was 13.3% and it has decreased or remained flat every year since. For CDR FY 2018 (partially impacted by the COVID-related federal loan repayment pause which began in 2020), the University’s official cohort default rate was 8.7%. The University’s official CDR FY 2021 (the most recent available official rate) was 0.0%, principally due to the U.S. Department of Education’s federal loan repayment pause initiated in response to the COVID-19 pandemic, which expired in September 2023. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Student Loan Cohort Default Rates.”

(4)	See definition of graduation rate below.

The University serves students with multiple risk factors identified by the U.S. Department of Education that affect completion rates. These risk factors include having children or dependents at home, being a single parent, being a first-generation college student, and being a recipient of the Federal Pell grant. On average, students attending the University exhibit several of these risk factors, some of which are not addressed by traditional programs designed for 18- to 22-year-olds. Even while primarily serving these at-risk students, the University’s student outcomes compare favorably against other for-profit institutions that are owned by publicly traded companies and have comparable student demographics to the University. The following table shows the most recent publicly available graduation data (defined as the Integrated Postsecondary Education Data System (“IPEDS”) Outcome Measures 6-year rate for all undergraduates) for the undergraduate cohort who matriculated at the University and for-profit peer institutions that are owned by publicly traded companies as of the date of this prospectus between July 1, 2015 and June 30, 2016 (the “2015/2016 cohort”) and completed an undergraduate credential by August 31, 2021. While the graduation rate for the more recent undergraduate cohort is not yet publicly available for our peer institutions, the University evaluated its cohort of undergraduates who matriculated between July 1, 2018 and June 30, 2019 (the “2018/2019 cohort”) and completed an undergraduate credential by August 31, 2024. Our improvement in retention is reflected in this cohort’s graduation rate increase, as compared to the 2015/2016 cohort.

(1)

Represents the average of the 6-year graduation rates of the 2015/2016 cohort for American InterContinental University System, Capella University, Colorado Technical University, Strayer University and Walden University.

Strong Financial Performance. Our transformation and resulting significant improvement in student outcomes have also produced material improvements in financial results. Our net revenue has increased from $801 million in fiscal year 2022 to $950 million in fiscal year 2024 and our net income has increased from $52 million in fiscal year 2022 to $115 million in fiscal year 2024, which represented a 570 basis point increase in net income margin from 6.4% in fiscal year 2022 to 12.1% in fiscal year 2024. Adjusted EBITDA increased from $142 million in fiscal year 2022 to $229 million in fiscal year 2024, which represented a 640 basis point increase in Adjusted EBITDA Margin from 17.7% in fiscal year 2022 to 24.1% in fiscal year 2024. Our net revenue has increased from $710 million in the first nine months of fiscal year 2024 to $750 million in the first nine months of fiscal year 2025, and our net income has increased from $105 million in the first nine months of fiscal year 2024 to $118 million in the first nine months of fiscal year 2025, which represented a 90 basis point increase in net income margin from 14.8% in the first nine months of fiscal year 2024 to 15.7% in the first nine months of fiscal year 2025. Adjusted EBITDA was flat at $187 million in both the first nine months of fiscal year 2024 and the first nine months of fiscal year 2025, which represented a 140 basis point decrease in Adjusted EBITDA Margin from 26.4% in the first nine months of fiscal year 2024 to 25.0% in the first nine months of fiscal year 2025. The decrease in Adjusted EBITDA Margin during the first nine months of fiscal year 2025 compared to the prior year period was principally attributable to a temporary increase in costs during the first nine months of fiscal year 2025 as we address financial aid processing changes following the Department of Education’s implementation of an updated financial aid application form and transition to disbursing financial aid by course (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations”). Additionally, see “—Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Reconciliations” for the definitions of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation of net income to Adjusted EBITDA.

Our Competitive Strengths

We believe we are well-positioned within our market to deliver strong student outcomes and continued stable growth based on the following competitive strengths:

Personalized Service and Instruction. Our differentiated digital delivery capabilities, integrated with our dedicated live support, enable us to offer a highly personalized and flexible learning and service experience to our students. Our flexible, asynchronous, student-centric instructional model is tailored to the unique demands of our working adult students, and we have a proven track record of rapidly testing and implementing new innovations, including adaptive learning models, the launch of competency-based programs, curricular enhancements (e.g., our redesign of required mathematics courses resulting in 10% improvements to student progression), and the creation of courses tailored for mobile devices. Each student has easy access to academic counseling, school-related financial counseling, tutoring resources, technology support, career coaching and career services, with a focus on improving student outcomes.

Career-Relevant Education. Each of our academic offerings is designed with a focus on career-relevance, and we believe we are the only university to have all courses in active degree programs aligned to skills that are demonstrated via authentic assessments that measure a student’s attainment of such skills. Our approximately 100 programs are aligned with more than 300 careers, of which more than 90% are careers in growing fields according to the U.S. Bureau of Labor Statistics’ Employment Projections (2023–2033). Both our existing offerings and new program pipeline are focused on preparing students for employment opportunities in fields that project higher-than-average job growth such as healthcare, information technology and business. Each course tests for at least three skills that have career-relevant applications in the workforce and each skill is assessed against an employer-informed rubric. Skills badges are granted to students upon the completion of a course, or as applicable, a series of courses, and these badges can be shared via LinkedIn and certain other jobs websites. We have issued more than 800,000 University of Phoenix skills badges to date.

Affordable and Accessible Tuition. We provide personalized education at affordable prices relative to our peers and have not raised our tuition rates since 2018. According to the January 2024 Noel Levitz Priority Students for Online Learners (“PSOL”) survey, 80% of our students stated that tuition paid was a worthwhile investment, which is 10% higher than the PSOL national benchmark of 70%. For the 2023-2024 academic year, our undergraduate degree program annual tuition and fees of $10,912 was below the average annual undergraduate tuition and fees for the 2022-2023 academic year for private, non-profit institutions ($40,700) and private, for-profit institutions ($18,200) and just slightly above the average annual undergraduate in-state tuition and fees for the 2022-2023 academic year for public institutions ($9,800). Additionally, our Tuition Price Guarantee, launched in 2018 and under which a student’s tuition price per course is frozen at the tuition rates in effect at his or her enrollment date, gives students certainty of their tuition price throughout the duration of their programs. We also make it easier for students to reduce both their time to graduate and their tuition costs through alternative credits, prior learning assessments and national testing programs, with participating students on average receiving $4,845, $4,055 and $2,150 in tuition savings from these measures respectively in fiscal year 2024. Finally, we expanded the number of employer relationships participating in our tuition assistance program, which lowers or even eliminates tuition costs for their employees.

Large University Scale and Leading Brand. We are one of the largest universities in the United States (ranking fifth among public, private for-profit and private non-profit 4-year, 2-year and less-than 2-year universities based on IPEDS enrollment surveys), with Average Total Degreed Enrollment of 78,900 in fiscal year 2024 under a single university brand. The strength and recognition of our brand is demonstrated by our industry-leading social media presence and an aided awareness score and net consideration score exceeding those of our peers in the online education sector. This combination of awareness and consideration drives higher engagement with prospective students, including fourteen million unique annual visitors to our phoenix.edu website.

Tech-Enabled Platforms with Robust Data Foundation. Through our scale and approximately 50 years of experience serving adult learners, we believe the University has created one of the world’s largest digital repositories of data on student behaviors. Leveraging our two-petabyte data lake and highly skilled engineers has allowed us to develop several proprietary analytics models to continuously improve coursework development, support at-risk students, customize student outreach strategies, develop student service innovations, and improve our enrollment process. This infrastructure underpins our AI initiatives, consolidating millions of annual interactions (e.g., calls and portal sessions) for near real-time processing. Its stability and extensibility allow us to support both student and staff-facing services and B2B solutions with confidence. Our data lake ingests both structured and unstructured information (e.g., transcribed calls, session replays and website interactions) and streams it in near real-time, providing continuous feedback loops for model refinement. We have implemented a governance process concerning the deployment of AI. We also have policies and processes around data validation, encryption and compliance. These policies and processes help provide a reliable foundation for existing models and for ongoing AI innovation. We believe the scale of our dataset is difficult to replicate and will continue to serve as a valuable resource as we continue to adopt AI and leverage automation throughout the student experience. These underlying platforms have enabled multiple years of significant improvements in student retention, student satisfaction and cost reduction, which we expect to continue.

Our Career Services for Life Promise. We offer career services to our active students and lifetime access to our career services for graduates. This includes student support services, such as career coaching (including job search support, resume building, and preparation for salary negotiation) and resources to support students in building professional relationships, exploring career opportunities, preparing for interviews, and developing a strong personal brand. We believe our suite of digital career tools also provides us with a competitive advantage. Our Career Navigator platform provides digital tools for career and job exploration, a personalized skill profile, job recommendation engine and career planning tools. According to the January 2024 Noel Levitz Priority Students for Online Learners survey, 82% of our students stated that Online Career Services are available at the University, 11% higher than the PSOL national benchmark of 71%.

Strong Employer Relationships. We are well-positioned to continue to grow our presence in the corporate-sponsored training and education market. Our aim is to become a highly integrated skills development provider, and today we have more than 2,500 corporate employer relationships. These represent a valuable opportunity to diversify our student population and net revenue, drive growth and reduce acquisition costs. Our tuition assistance programs enable employers to subsidize or reimburse the cost of their employees’ education. These students also generally have higher retention and graduation rates. Since fiscal year 2022, we have increased B2B enrollment at a 32% CAGR, from 13,300 Average Total Degreed Enrollment (20% of the University’s Average Total Degreed Enrollment) in fiscal year 2022 to 23,300 Average Total Degreed Enrollment (30% of the University’s Average Total Degreed Enrollment) in fiscal year 2024.

Focus on Regulatory Compliance. We have a consistent track record of regulatory compliance and have successfully completed a significant number of ordinary course evaluations, program reviews and compliance audits as a financial aid eligible institution. This history has contributed to strong, established relationships with our academic accreditors including the Higher Learning Commission, state regulators and various federal agencies. To uphold our commitment to honesty, integrity and transparency, the University employs a team of approximately 100 full-time professionals solely dedicated to regulatory compliance, student complaint resolutions and quality control. We have also developed robust compliance measures that are often recognized by regulators and shared with other universities as best practices. For example, we record the vast majority of calls with prospective students, where permissible, and review each interaction with a sophisticated, tech-enabled monitoring system to ensure our enrollment advisors are meeting all regulatory requirements. Furthermore, we derive a substantial portion of our revenue from Title IV funds, and like all other proprietary institutions of higher education, our continued eligibility to participate in Title IV programs requires compliance with the so-called “90/10 Rule” under the Higher Education Act of 1965, as it has been amended and reauthorized from time to time (the “Higher Education Act”). We derived approximately 88% of our cash basis revenue from Title IV funds in our most recent fiscal year. Our focus on regulatory compliance extends to compliance with respect to the 90/10 Rule. See “Risk Factors—Risks Related to the Highly Regulated Industry in Which We Operate—The University may lose eligibility to participate in Title IV programs if the percentage of our revenue derived from federal funding sources is too high.”

Strong Management and Experienced Staff Dedicated to a Student-Centric Culture. Our seasoned management team combines broad experience across the education and consumer services landscape with deep, personal connection and commitment to higher education for working adults. Led by Christopher Lynne, the University’s President, our senior leadership team benefits from more than 130 years of cumulative professional experience in education. Our long-tenured staff also brings years of experience executing on the University’s student-first mission with our 3,400 employees having an average of 11 years with the University. Additionally, our 2,300 faculty members have an average of 29 years of professional work experience and 16 years of teaching experience at the University. Our management team has successfully transformed our business, and we believe they have the vision and experience to successfully drive our future growth and profitability.

Our Growth Strategy

We believe that we are still in the early stages of realizing the benefits of our transformation, and we intend to leverage our competitive strengths by pursuing the following strategies:

Continue to Improve Student Retention and Outcomes. Our students are our focus, and we will continue to develop tools and resources to support their success. This starts at pre-enrollment, with tools to enhance the personalization of the onboarding process and facilitate the use of prior learning and transfer credits to reduce the time and cost of education. We expect to support enrolled students with Next Best Action models, AI agents and strategic human interventions that optimize their learning path alongside AI-based knowledge centers that are responsive to their individual learning and service needs. We expect these solutions to further improve retention and graduation rates, driving sustainable growth in the future.

Rapidly Evolve the Student and Employer Experience Platforms. The University has implemented a highly dynamic product development capability comprising more than 40 agile teams from all functional groups within the University. These teams dynamically assess critical employer and student needs, quickly develop innovative product solutions to address those needs, and then immediately allocate staffing to deliver the most impactful product capabilities. Innovative digital products, such as Savings Explorer and Phoebe Virtual Assistant, aid prospective students in identifying ways to complete their degrees faster and more affordably. Enrolled students are able to leverage resources such as Talent Source, which dynamically connects employers with our students and alumni, and job and course recommendation engines, which recommend relevant jobs and courses to students based on their current skills profile and skills required for their job advancement interests. The resources provided enhance the University’s value proposition to both students and employers.

Expand Employer Relationships. Given the University’s career-focused programs and learning platform tailored for working adults, we believe we are well-positioned to continue to grow our presence in the corporate-

sponsored training and education market, which represented 30% of our Average Total Degreed Enrollment in fiscal year 2024. We see significant headroom for growth in this area, given the approximately 18,400 employers in the United States in target industries that employ approximately 100 million employees. We have driven B2B growth through our more than 2,500 employer relationships, businesses that employ approximately 40 million employees, and we have begun to expand discussions with employers beyond our degree offerings to include our comprehensive suite of talent development solutions, including Skillmore, Talent Source and professional development offerings. While the development of our talent development solutions is in the early stages, we expect these solutions to broaden our relationships with key employers.

Continue to Drive Efficiency and Effectiveness Across Marketing and Enrollment. We focus on lowering our cost to acquire new students by using advanced analytics at every stage of the enrollment process, from efficiently generating demand across marketing channels to improving conversion of that demand through increased personalization and automation. Our robust analytical testing approach for driving performance with our media partners and our internally managed marketing channels enable us to identify prospective students who are more prepared for our academic environment. We continue to invest in marketing and advertising optimization, leveraging algorithmic adjustments to improve efficiencies across all marketing channels and increase conversion, while ensuring transparency and clarity for our prospective students throughout the marketing and enrollment process.

Increase Operating Margins and Operating Cash Flow. We believe that successfully executing our growth plan will increase operating margins and cash flows, while supporting further investments in student services. Our fixed cost structure results in meaningful operating leverage, with incremental revenue gains supporting expanded profitability and margin improvement. Key efforts in the near-term include leveraging our scalable, technology-enabled platform to enhance our onboarding practices, increase efficiency of our student support, and increase retention and student satisfaction by reinvesting into student support services and academics.

Continue to Evolve into Career Mobility Solutions Provider. As employers continue to realize that skills are the new currency of talent selection and progression, we are focused on expanding beyond our degree offerings to become an integrated talent development provider. We aim to provide solutions for critical talent productivity, mobility and sourcing needs. We have developed a comprehensive suite of new products including Skillmore, Talent Source, and professional development offerings to assist employers in developing skills pathways to upskill and reskill their employees into critical jobs. Skillmore is a new AI-based skills matching platform that allows employers and employees to understand critical skills needs within the organization and to create personalized learning pathways. In July 2024, we announced the collaborative testing of a skills-based job search platform, Talent Source, designed to match employer skill needs with a talent pool of participating students and alumni. We believe these solutions will increase the value proposition of the University to employers and prospective students, while also increasing students’ success and outcomes.

Realizing the benefits of our competitive strengths and growth strategy are subject to the risks described below under “—Risk Factors Summary” and the section titled “Risk Factors,” which you should read before deciding to invest in our common stock.

Recent Developments

Preliminary Unaudited Consolidated Financial and Other Data for the Three Months and Year Ended August 31, 2025

The unaudited estimated consolidated financial and other data set forth below are preliminary and subject to revision based upon the completion of our year-end financial closing process as well as the related external audit of our consolidated financial statements for the fiscal year ended August 31, 2025. These results are based on information available to us as of the date of this prospectus and are not a comprehensive statement of our financial results for the periods presented. Once the year-end financial closing process and external audit are completed, we may report financial and operational results that could differ from our preliminary estimates. See “Cautionary Note Regarding Forward—Looking Statements” and “Risk Factors.”

The preliminary financial and other data set forth below have been prepared by, and are the responsibility of, our management. Deloitte & Touche LLP has not audited, reviewed, compiled or performed any procedures with respect to the following preliminary financial and other data. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

The following information and estimates contain forward-looking statements because our preliminary financial results are estimates of what we expect to report for the three months and year ended August 31, 2025, once the year-end financial closing process and external audit are completed, which have not yet occurred. While we believe that such information and estimates are based on reasonable assumptions, our actual results may vary. Factors that could cause the preliminary financial and other data and estimates to differ include, but are not limited to: (i) additional adjustments in the calculation of, or application of accounting principles for, the financial results and other data for the fiscal year ended August 31, 2025; (ii) discovery of new information that affects accounting estimates, management judgment, or impacts valuation methodologies underlying these estimated results; and (iii) the completion of our audit for the fiscal year ended August 31, 2025.

We have not yet finalized our full financial results and other data for the fiscal year ended August 31, 2025. However, we anticipate our Average Total Degreed Enrollment for fiscal year 2025 will fall within the low and high range of     and    , as compared to Average Total Degreed Enrollment of approximately 78,900 for fiscal year 2024. See “—Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for the definition of Average Total Degreed Enrollment.

Additionally, we anticipate net revenue, net income, and Adjusted EBITDA for the three months and fiscal year ended August 31, 2025 to fall within the ranges shown below, as compared to the respective prior year periods:

	Three Months Ended			% Change				Fiscal Year Ended			% Change
	August 31, 2025		August 31, 2024					August 31, 2025		August 31, 2024
(in thousands)	Low	High	Actual	Low		High		Low	High	Actual	Low		High
Net revenue	$	$	$240,216		%		%	$	$	$950,015		%		%
Net income	$	$	$10,019		%		%	$	$	$115,148		%		%

Adjusted EBITDA(1)	$	$	$41,626		%		%	$	$	$229,053		%		%

(1)

Adjusted EBITDA is a non-GAAP measure. See “—Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Reconciliations” for how we define Adjusted EBITDA, the reasons why we include this measure and certain limitations associated with such metric.

The following table presents a reconciliation of net income to Adjusted EBITDA for the three months and fiscal year ended August 31, 2025 (at the low end and high end of the estimated net income and Adjusted EBITDA ranges set forth above) and the respective prior year periods:

	Three Months Ended			Fiscal Year Ended
	August 31, 2025		August 31, 2024	August 31, 2025		August 31, 2024
(in thousands)	Low	High	Actual	Low	High	Actual
Net income	$	$	$10,019	$	$	$115,148
Restructuring lease expense(a)			2,679			15,201

	Three Months Ended			Fiscal Year Ended
	August 31, 2025		August 31, 2024	August 31, 2025		August 31, 2024
(in thousands)	Low	High	Actual	Low	High	Actual
Strategic alternatives expense(b)			6,012			12,530
Loss on interest rate swaptions(c)			—			12,727
Impairment charges and asset disposal losses(d)			32			212
Litigation charges and regulatory expense(e)			1,150			5,359
Non-cash share-based compensation expense(f)			2,048			5,775
Depreciation and amortization			4,758			21,056
Interest income, net of interest expense			(4,375)			(15,730)
Provision for income taxes			17,679			52,093
Other(g)			1,624			4,682

Adjusted EBITDA	$	$	$41,626	$	$	$229,053

(a)

Restructuring lease expense represents non-cancelable lease obligations, including any offset from sublease income, and other related expenses for leased space we have exited as part of our ground campus and administrative space rationalization plans. In 2012, as a key component of the University’s transformation initiatives, the University began the process of completing the orderly closure of its ground campuses, as more enrolling students made the choice to take their programs online. The University completed the orderly closure of its campus locations in early fiscal year 2025, with only one physical location, in Phoenix, Arizona, currently enrolling new students. Additionally, as of August 31, 2023, pursuant to its space rationalization plans, the University had exited 19 floors of its 22-floor administrative office buildings. Refer to Note 2 to our audited consolidated financial statements and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for additional information on restructuring lease expense.

(b)

Strategic alternatives expense consists of costs associated with our pursuit of strategic alternatives for the future ownership of the University during such periods. This includes costs incurred for this offering and costs incurred pursuing a strategic transaction with Four Three Education, Inc., an Idaho non-profit corporation (“Four Three”), affiliated with The Regents of the University of Idaho (“UofI”), which we are no longer pursuing. The preliminary unaudited estimated expense for the three months and fiscal year ended August, 31, 2025 includes a $12.2 million termination fee to UofI paid in June 2025. Refer to Note 1 to our audited consolidated financial statements and Note 1 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for additional information.

(c)

In July 2023, we purchased two interest rate swaptions for an aggregate premium of $9 million to hedge interest rate risk associated with the debt financing we expected to be used for the strategic transaction with Four Three. The swaptions were reported at fair value on our consolidated balance sheets until they expired out of the money during fiscal year 2024. As a result, we recognized a $12.7 million loss in fiscal year 2024 for associated changes in fair value.

(d)	Represents non-cash impairment charges and asset disposal losses.
(e)

Litigation charges and regulatory expense consists of expense recognized for loss contingencies associated with litigation and certain expenses associated with regulatory matters, in each case, that we believe are not indicative of our ongoing operations, including the items listed below:

•

$1.2 million and $4.8 million in the three months and fiscal year ended August 31, 2024, respectively, associated with a multi-year insurance policy pertaining to borrower defense to repayment claims. Refer to Note 11 to our audited consolidated financial statements and Note 13 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Borrower Defense to Repayment” for additional information on borrower defense to repayment. The remaining expense in the fiscal year ended August 31, 2024 primarily represents non-routine legal fees for litigation and regulatory matters that are separate and distinct from normal, recurring litigation and regulatory expenses incurred in the normal course of our business operations.

•

an estimated     and     in the three months and fiscal year ended August 31, 2025 associated with the borrower defense multi-year insurance policy noted above, and the remainder in the fiscal year ended August 31, 2025 represents estimated non-routine legal fees for litigation and regulatory matters. Refer to Note 11 to our audited consolidated financial statements and Note 13 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Borrower Defense to Repayment” for additional information on borrower defense to repayment.

(f)

Represents non-cash equity-based compensation expense in accordance with Accounting Standards Codification Topic 718, Compensation: Stock Compensation. Although share-based compensation is a key incentive offered to our employees, we evaluate our business performance excluding share-based compensation expense because it is a non-cash expense.

(g)

Other consists of management fees pursuant to our existing management consulting agreement and other expenses that we believe are not indicative of our ongoing operations. The existing management consulting agreement will be terminated effective as of the pricing of this offering and therefore no management fees will accrue or be payable for periods after the pricing of this offering. See “Certain Relationships and Related Party Transactions—Management Consulting Agreement” included elsewhere in this prospectus for additional information.

Revolving Credit Facility

On September 11, 2025, we entered into a debt commitment letter (the “Commitment Letter”) with Morgan Stanley Senior Funding, Inc., Goldman Sachs Bank USA, Bank of Montreal, Sumitomo Mitsui Banking Corporation, Truist Bank and Truist Securities, Inc. (collectively, the “Revolving Facility Banks”), pursuant to which the Revolving Facility Banks have committed, subject to the satisfaction or waiver of customary conditions set forth in the Commitment Letter, to provide us a senior secured revolving credit facility in an aggregate principal amount of $100 million (the “Revolving Facility”), the full amount of which will be available through a subfacility that may be used to issue letters of credit or bank guarantees. The Revolving Facility will be available as a source of liquidity for us and our subsidiaries. The Revolving Facility Banks’ respective commitments in respect of the Revolving Facility and their agreements to perform certain services as set forth in the Commitment Letter will expire on December 31, 2025 if the closing of the Revolving Facility does not occur on or prior to such date, unless the Revolving Facility Banks, in their discretion, agree to an extension.

The Revolving Facility will have a maturity date of five years from the closing date of the Revolving Facility (the “Revolving Facility Closing Date”). We may make voluntary prepayments of borrowings under the Revolving Facility at any time prior to maturity without premium or penalty, subject to customary “breakage” costs with respect to term SOFR (as defined below) loans.

Borrowings under the Revolving Facility will bear interest at a rate equal to, at our option, either (a) a term Secured Overnight Financing Rate (“SOFR”) (subject to a floor of zero), plus an applicable margin of 2.50% per annum or (b) a base rate (subject to a floor of 1.00%) determined by reference to the highest of (i) the federal funds effective rate plus 0.50% per annum, (ii) the rate of interest publicly announced by the administrative agent under the Revolving Facility as its prime rate in effect at its principal office in New York City and (iii) the one-month term SOFR plus 1.00% per annum, plus an applicable margin of 1.50% per annum.

Additionally, the Revolving Facility will require us to pay to the lenders under the Revolving Facility a commitment fee equal to 0.375% per annum of the unutilized commitments thereunder. We will also be required to pay customary agency fees as well as letter of credit participation fees computed at a rate per annum equal to the applicable margin for term SOFR borrowings on the aggregate face amount of outstanding letters of credit, plus such letter of credit issuer’s customary issuance and administration fees and a fronting fee computed at a rate equal to 0.125% per annum of the aggregate face amount of outstanding letters of credit.

All obligations under the Revolving Facility will be unconditionally guaranteed, jointly and severally, on a senior secured first-priority basis, by all of the Company’s existing and future wholly owned material domestic subsidiaries, subject to certain exceptions and qualifications. The obligations under the Revolving Facility will be secured by first-priority security interests in substantially all of the Company’s assets and those of the subsidiary guarantors, subject to certain exceptions and permitted liens.

The Revolving Facility will contain customary affirmative covenants and events of default. The Revolving Facility will also contain customary negative covenants that, subject to certain exceptions, qualifications and “baskets,” generally will limit our and our restricted subsidiaries’ ability to incur debt, create liens, make modifications to our organizational documents and material subordinated debt documents, enter into certain asset dispositions and sale-and-lease back transactions, make certain loans, investments and acquisitions, engage in certain transactions with affiliates, pay dividends or distribute or redeem certain equity and prepay or redeem certain debt. In addition, the Revolving Facility will require us to comply on a quarterly basis, commencing with the last day of the first full fiscal quarter ending after the Revolving Facility Closing Date, with a maximum net first lien leverage ratio of 2.50 to 1.00 if the aggregate amount of funded loans and issued letters of credit (excluding undrawn letters of credit, letters of credit that are cash collateralized and surety or insurance backed letters of credit) under the Revolving Facility on such date exceeds 35% of the then-outstanding commitments under the Revolving Facility.

Risk Factors Summary

Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our growth strategy. Some of the more significant challenges and risks we face include the following:

•

we operate in a highly regulated industry with extensive regulatory requirements, and the failure to comply with applicable regulations or regulatory requirements, standards or policies could subject us to significant monetary liabilities, fines and penalties, including loss of or limitations upon access to U.S. federal student loans, grants and military program benefits for our students, and otherwise have a material adverse impact on our business;

•

the impact that recent amendments to the Higher Education Act by Congress may have on our business, including the recent amendments that will limit or reduce the amount of federal student aid funding and that condition the future eligibility of educational programs for federal student aid funding upon compliance with new metrics focused upon the earnings of our former students;

•	risks associated with the impact that further legislative, political and regulatory changes, could have on our business;

•

the impact that the loss of institutional accreditation, loss of, or failure to receive, certifications for participation in Title IV programs or limitations imposed by the Department of Education or state regulatory authorities could have on our business;

•

we derived approximately 88% of our cash basis revenue from Title IV funds in our most recent fiscal year, and if the University becomes ineligible to participate in Title IV programs, including due to the “90/10 Rule,” or participation is materially limited, our business may not be sustainable;

•

if our 90/10 Rule percentage is projected to exceed or exceeds 90% for a given fiscal year, we may be required to take measures to reduce the percentage of revenue that we derive from Title IV program funds, including by taking actions that reduce our revenue, increase our operating expenses, and/or increase our tuition, in each case perhaps significantly, or by making operational or programmatic changes, which may materially and adversely impact our business and financial condition;

•

new Department of Education regulations, which became effective July 1, 2023 and applicable starting in our fiscal year 2024, increase the risk that we may not comply with the 90/10 Rule in the future;

•

“Borrower Defense to Repayment” regulations and “closed school loan discharge” regulations may subject us to significant repayment liability for certain discharged federal student loans, including with respect to the approximately 48,000 borrower defense applications the University received from the Department of Education beginning in June 2020 and continuing until April 2024, as well as additional pending claims of which the University has not been formally notified, and require us to be provisionally certified or post a letter of credit or other security, or result in the limitation or termination of eligibility of the University to participate in Title IV programs;

•

any failure to comply with the Department of Education’s “gainful employment” metrics and financial transparency regulations could limit the programs we can offer students, the Title IV eligibility of the impacted programs and/or increase our cost of operations;

•

successfully competing against current and future competitors, including traditional public and private degree-granting institutionally accredited colleges and universities, other proprietary degree-granting institutionally accredited schools and other alternatives to higher education, each of whom may offer programs that are wholly online and geared towards the needs of working adults;

•

a decline in the overall growth of enrollment in post-secondary institutions, or in the number of students seeking degrees online, could lead to lower enrollment, which could negatively impact our future growth and require us to maintain or increase market share in existing markets;

•	our ability to develop and maintain favorable awareness of the University among, and enroll and retain, students as well as structural changes in the marketing landscape;

•

our Tuition Price Guarantee program limits our ability to raise additional revenue from current students through tuition increases, and any changes to the Tuition Price Guarantee program could harm our reputation, enrollment numbers, retention rates and overall business and financial performance;

•	if we do not maintain existing, and develop additional, B2B relationships with employers, our business may be impaired; and

•	we cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends.

Our Sponsor

Apollo is a high-growth, global alternative asset manager. In Apollo’s asset management business, Apollo seeks to provide its clients excess return at every point along the risk-reward spectrum from investment grade credit to private equity. For more than three decades, Apollo’s investing expertise across its fully integrated platform has served the financial return needs of its clients and provided businesses with innovative capital solutions for growth. Through Athene, Apollo’s retirement services business, Apollo specializes in helping clients achieve financial security by providing a suite of retirement savings products and acting as a solutions provider to institutions. Apollo’s patient, creative, and knowledgeable approach to investing aligns its clients, businesses it invests in, its employees and the communities it impacts, to expand opportunity and achieve positive outcomes. As of June 30, 2025, Apollo had approximately $840 billion of assets under management.

Upon the closing of this offering, the Apollo Stockholder will beneficially own approximately     % of the voting power of our outstanding common stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full). As a result, we expect to be a “controlled company” under the corporate governance rules for NYSE-listed companies and will be exempt from certain corporate governance requirements of such rules. So long as we remain a controlled company, the Apollo Stockholder will have the ability to control matters requiring approval by our stockholders, including the election of directors, amendments to our certificate of incorporation and major corporate transactions. For further information, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Management—Controlled Company.”

Following the closing of this offering and pursuant to the Stockholders Agreement (as defined herein), the Apollo Stockholder will continue to have the right, at any time until Apollo and its affiliates, including the Apollo Stockholder, no longer beneficially own at least 5% of the voting power of our outstanding common stock, to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number), except that if Apollo and its affiliates, including the Apollo Stockholder, beneficially own more than 50% of the voting power of our outstanding common stock, the Apollo Stockholder will have the right to nominate a majority of the directors. See “Management—Board Composition,” “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors” for more information.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups (the “JOBS Act”). As an “emerging growth company,” we may, and intend to, take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. These provisions include, among other things:

•

exemption from the auditor attestation requirement under Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in the assessment of the effectiveness of our internal control over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•	exemption from compliance with certain types of new requirements adopted by the Public Company Accounting Oversight Board (United States) (“PCAOB”);

•	exemption from the requirement to seek non-binding stockholder advisory votes on executive compensation and golden parachute arrangements;

•	reduced disclosure about executive compensation arrangements; and

•

the ability to present only two years of audited financial statements and only two years of related “Management’s discussion and analysis of financial condition and results of operations” in our periodic reports and registration statements, including in this prospectus.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” if we have $1.235 billion or more in total annual gross revenue during our most recently completed fiscal year, if we become a “large accelerated filer” with the market value of our common stock held by non-affiliates equal to at least $700 million as of the last business day of the second quarter of such fiscal year, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three-year period to such date.

We may choose to take advantage of some, but not all, of these reduced burdens. For example, we have (i) taken advantage of the reduced reporting requirement with respect to disclosure regarding our executive compensation arrangements and (ii) presented only two years of audited financial statements in this prospectus. In addition, we expect to take advantage of the exemption from the auditor attestation requirement in the assessment on the effectiveness of our internal control over financial reporting. In addition, while we have elected to avail ourselves of the exemption to adopt new or revised accounting standards until those standards apply to private companies, we are permitted and may elect to early adopt certain new or revised accounting standards for which the respective standard allows for early adoption. We have elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for additional information. For as long as we take advantage of the reduced reporting obligations, the information that we provide to stockholders may be different from information provided by other similarly situated public companies.

The Reorganization Transactions

We currently operate as a Delaware limited partnership under the name AP VIII Queso Holdings, L.P.

Prior to the closing of this offering, AP VIII Queso Holdings, L.P. will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Phoenix Education Partners, Inc. In connection with our conversion into a corporation, all of the    outstanding limited partnership units of AP VIII Queso Holdings, L.P. will be converted on a     -for-    basis into an aggregate of     shares of our common stock. See “Description of Capital Stock.” In connection with our conversion into a corporation, Phoenix Education Partners, Inc. will continue to hold all of the property and assets of AP VIII Queso Holdings, L.P. and will assume all of the debts and obligations of AP VIII Queso Holdings, L.P. Phoenix Education Partners, Inc.’s organizational documents will be a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described in “Description of Capital Stock.” As of the effective date of our conversion into a corporation, we will become governed by the board of directors of Phoenix Education Partners, Inc., and the officers of AP VIII Queso Holdings, L.P. will become the officers of Phoenix Education Partners, Inc. See “Management.” In this prospectus, we refer to the transactions related to our conversion to a corporation described above as the “Corporate Conversion.”

We currently indirectly own approximately 98% of the outstanding shares of the University’s common stock. In connection with the Corporate Conversion and this offering, all of the outstanding shares of the University’s common stock owned by persons other than us will be converted into shares of our common stock at a ratio equal to    shares of our common stock for each share of the University’s common stock. As a result, we will issue    shares of our common stock upon the conversion of     outstanding shares of the University’s common stock, and the University will then be our wholly owned subsidiary. Upon the future vesting of the University’s outstanding restricted stock units (“RSUs”) that have been issued under the University of Phoenix, Inc. Management Equity Plan (the “University Equity Plan”), we will issue shares of our common stock at the same ratio as described above. Upon the future exercise of the University’s outstanding stock options that have been issued under the University Equity Plan, we will have the right to either issue shares of our common stock in exchange for the shares of the University’s common stock received upon exercise at the same ratio described above or purchase the shares of the University’s common stock received upon exercise for cash. See “Executive Compensation—Management Equity Plan.”

In this prospectus, we refer to the Corporate Conversion and the other transactions described in this section as the “Reorganization Transactions.” The Reorganization Transactions are intended to simplify our capital structure and to facilitate this offering.

Corporate Information

We were organized under the laws of the State of Delaware as a limited partnership on January 9, 2014 and will be converted to a corporation under the laws of the State of Delaware prior to closing of this offering as part of the Reorganization Transactions. Our principal executive offices are located at 4035 S. Riverpoint Parkway, Phoenix, AZ 85040. Our telephone number is 1-800-990-2765. Our website is located at www.phoenix.edu. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock.

The Offering

Issuer	Phoenix Education Partners, Inc.

Common stock offered by us	None.

Common stock offered by the selling stockholders	shares (or shares if the underwriters exercise their option to purchase additional shares in full as described below).

Option to purchase additional shares

The selling stockholders have granted the underwriters an option to purchase up to an additional      shares at the initial public offering price, less underwriting discounts and commissions. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting (Conflicts of Interest).”

Common stock outstanding immediately after giving effect to this offering	shares.

Use of proceeds

The selling stockholders will receive all the proceeds from the sale of shares of common stock in this offering. We will not receive any proceeds from the sale of shares of common stock in this offering.

Controlled company

Upon completion of this offering, the Apollo Stockholder will beneficially own approximately     % of the voting power of our outstanding common stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full). As a result, we intend to avail ourselves of the “controlled company” exemptions under the rules of the NYSE, including exemptions from certain of the corporate governance listing requirements. So long as we remain a “controlled company,” the Apollo Stockholder will have the ability to control matters requiring approval by our stockholders, including the election of directors, amendments to our certificate of incorporation and major corporate transactions. See “Management—Controlled Company.”

Dividend policy

Beginning in the first full fiscal quarter following the completion of this offering, we anticipate paying a quarterly cash dividend at a rate initially equal to $     per share per annum, or $     per annum in the aggregate, on our common stock to holders of our common stock, and resulting in an annual yield of     % based on a price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in debt agreements that we or our subsidiaries may enter into in the future, including the Revolving Facility, and any other factors deemed relevant by our board of directors. See “Dividend Policy.”

Listing	We have applied to list our common stock on the NYSE under the symbol “PXED.”

Risk factors

You should read the section titled “Risk Factors” beginning on page 29 of, and the other information included in, this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

Conflict of interest

Affiliates of Apollo beneficially own in excess of 10% of our issued and outstanding common stock. Because Apollo Global Securities, LLC, an affiliate of Apollo, is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, Apollo Global Securities, LLC is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Apollo Global Securities, LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

Except as otherwise indicated, all of the information in this prospectus:

•	gives effect to the Reorganization Transactions;

•	assumes an initial public offering price of $ per share of common stock, the midpoint of the range set forth on the cover page of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase up to additional shares of common stock from the selling stockholders;

•

does not reflect      shares of our common stock that may be issued upon the vesting of RSUs outstanding under the University Equity Plan, of which    shares of our common stock may be issued upon the vesting of the University’s RSUs that are subject to time-based vesting requirements and    shares of our common stock may be issued upon the vesting of the University’s RSUs that are subject to performance-based vesting requirements. See “Executive Compensation—Management Equity Plan”; and

•

does not reflect      shares of our common stock reserved for future grant or issuable in respect of (i) awards that may be granted under our new equity incentive plan (the “Omnibus Incentive Plan”), including    shares of our common stock that may be granted under the Omnibus Incentive Plan in exchange for the University’s common stock that option holders would receive upon the exercise of University’s outstanding stock options under the University Equity Plan, as further described in the table below, and (ii) our Employee Stock Purchase Plan (the “ESPP”). See “Executive Compensation—2025 Omnibus Incentive Plan” and “Executive Compensation—Employee Stock Purchase Plan.” Upon the

consummation of this offering, we intend to make grants under the Omnibus Incentive Plan to our employees (in the form of shares of common stock, restricted stock units and performance stock units) with respect to an aggregate number of     shares of our common stock, including grants to our executive officers with respect to an aggregate number of     shares of our common stock.

The following table sets forth the University’s outstanding stock options under the University Equity Plan immediately prior to this offering. Prior to this offering, upon a holder’s exercise of one University stock option, the University would be required to issue to the holder one share of the University’s common stock. However, following this offering, we will have the right to either issue    shares of our common stock in exchange for one share of the University’s common stock received upon exercise or purchase the shares of the University’s common stock received upon exercise for cash:

	Number of the University’s Stock Options	Weighted-Average Exercise Price Per Share
Vested stock options		$
Unvested stock options (performance-based vesting)		$
Unvested stock options (change in control-based vesting)(1)		$

(1)

Upon the consummation of this offering, the change in control-based vesting options will be modified such that options with respect to an aggregate of 55% of the shares subject to the unvested change in control-based vesting options will vest, and the remaining unvested change in control-based vesting options will become vested on the first anniversary of this offering, subject to continued employment through such vesting date. The vesting acceleration will be applied first to the options that would otherwise expire in 2026, and any remaining vesting acceleration will be applied to the options that would otherwise expire in 2030.

Summary Consolidated Financial And Other Data

The following tables present our summary consolidated financial and other data as of and for the periods indicated. We have derived our summary historical consolidated statements of income data and our summary historical consolidated statements of cash flows data for the fiscal years ended August 31, 2024 and August 31, 2023, and our summary historical consolidated balance sheets data as of August 31, 2024 and August 31, 2023, from our audited consolidated financial statements included elsewhere in this prospectus. We have derived our summary historical interim consolidated statements of income data and our summary historical interim consolidated statements of cash flows data for the nine months ended May 31, 2025 and 2024, and our summary historical consolidated balance sheets data as of May 31, 2025, from our unaudited interim consolidated financial statements included elsewhere in this prospectus.

Our unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all normal recurring adjustments necessary for the fair presentation of our consolidated results for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following summary consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended		Nine Months Ended (Unaudited)
	August 31, 2024	August 31, 2023	May 31, 2025	May 31, 2024
(in thousands)
Consolidated Statements of Income Data:
Net revenue	$950,015	$835,245	$749,801	$709,799
Costs and expenses:
Instructional and support costs	403,923	379,259	325,779	299,778
General and administrative	343,993	328,784	255,703	242,886
Restructuring charges, acquisition expense and other	50,113	40,744	17,886	38,616
Litigation charges	—	4,789	—	—

Total costs and expenses	798,029	753,576	599,368	581,280

Operating income	151,986	81,669	150,433	128,519
Interest income	16,690	8,529	8,334	12,149
Interest expense	(960)	(1,769)	(332)	(794)
Other loss, net	(475)	(791)	—	(331)

Income before income taxes	167,241	87,638	158,435	139,543
Provision for income taxes	52,093	21,706	40,564	34,414

Net income	115,148	65,932	117,871	105,129
Net income attributable to noncontrolling interests	(2,018)	(1,002)	(1,489)	(1,821)

Net income attributable to the Company	$113,130	$64,930	$116,382	$103,308

Net income margin(1)	12.1%	7.9%	15.7%	14.8%

(1)	We define net income margin as net income divided by net revenue, expressed as a percentage.

	As of		As of May 31, 2025
	August 31, 2024	August 31, 2023	Actual	As adjusted(1)
(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$297,339	$240,660	$203,497	$
Restricted cash and cash equivalents	$58,831	$54,969	$39,928	$
Current marketable securities	$16,336	$10,556	$9,223	$
Noncurrent marketable securities	$10,438	$11,135	$14,620	$
Total assets	$695,250	$682,261	$606,754	$
Total liabilities	$346,320	$378,891	$282,269	$
Total equity attributable to the Company	$327,304	$283,854	$309,601	$
Noncontrolling interests	$21,626	$19,516	$14,884	$
Total equity	$348,930	$303,370	$324,485	$

(1)

The as adjusted consolidated balance sheets data gives effect to the Reorganization Transactions. In connection with the Corporate Conversion and this offering, all of the outstanding shares of the University’s common stock owned by persons other than us will be converted into shares of our common stock at a ratio equal to   shares of our common stock for each share of the University’s common stock. As a result, we will issue   shares of our common stock upon the conversion of   outstanding shares of the University’s common stock, and the University will then be our wholly owned subsidiary, resulting in the elimination of noncontrolling interests in the University at the time of the Reorganization Transactions and a corresponding increase in equity attributable to the Company.

	Fiscal Year Ended		Nine Months Ended (Unaudited)
	August 31, 2024	August 31, 2023	May 31, 2025	May 31, 2024
(in thousands)
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$163,236	$105,682	$51,789	$140,525
Net cash used in investing activities	$(27,502)	$(16,934)	$(15,798)	$(5,569)
Net cash used in financing activities	$(75,193)	$(6,519)	$(148,736)	$(75,176)

	Fiscal Year Ended		Nine Months Ended (Unaudited)
	August 31, 2024	August 31, 2023	May 31, 2025	May 31, 2024
(Enrollment statistics rounded to the nearest hundred; dollars in thousands)
Key Operating Statistics and Non-GAAP Financial Data:
Average Total Degreed Enrollment(1)	78,900	71,000	82,700	80,200
Adjusted Net Income(2)	$166,529	$105,873	$133,348	$136,598
Adjusted EBITDA(2)	$229,053	$157,534	$187,308	$187,426
Adjusted EBITDA Margin(2)	24.1%	18.9%	25.0%	26.4%

(1)

We believe Average Total Degreed Enrollment is a useful indicator of our operating performance because it helps compare our performance on a consistent basis across time periods and provides an additional analytical tool to help identify underlying trends in our results of operations. We define “Total Degreed Enrollment” as the number of confirmed students (both new and continuing) enrolled in credit-bearing courses who post attendance at least one time during a calendar month (even if they withdraw later in the same month), excluding students who graduated as of the end of such month. We calculate “Average Total Degreed Enrollment” over a period of time by aggregating the monthly Total Degreed Enrollment during such period and dividing that amount by the number of months in the period. For example, Average Total

Degreed Enrollment for fiscal year 2024 is calculated as the aggregate Total Degreed Enrollment for the months from September 2023 through August 2024 divided by 12. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for additional information.

(2)

We define Adjusted Net Income as net income, adjusted to eliminate the impact of restructuring lease expense, strategic alternatives expense, loss (gain) on interest rate swaptions, impairment charges and asset disposal losses, litigation charges and regulatory expense, non-cash share-based compensation expense, certain tax effects, and certain other items set forth in the applicable table below. We define Adjusted EBITDA as net income, adjusted to eliminate the impact of restructuring lease expense, strategic alternatives expense, loss (gain) on interest rate swaptions, impairment charges and asset disposal losses, litigation charges and regulatory expense, non-cash share-based compensation expense, depreciation and amortization, interest income, net of interest expense, provision for income taxes and certain other items set forth in the applicable table below. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by net revenue, expressed as a percentage.

Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures and are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of net income and EBITDA are well recognized performance measurements in the education industry that are frequently used by our management, as well as by investors, securities analysts and other interested parties to compare the operating performance of companies in our industry. We believe these non-GAAP measures help compare our performance on a consistent basis across time periods and provide an additional analytical tool to help identify underlying trends in our results of operations. While we believe that these non-GAAP measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for net income recognized in accordance with GAAP.

Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools. Additionally, other companies in our industry may calculate Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting each measure’s usefulness as a comparative measure. Some of these limitations are:

•	they do not reflect costs or cash outlays for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes.

Because of these limitations, Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. You are cautioned not to place undue reliance on this information.

The following tables present reconciliations of net income to Adjusted Net Income and net income to Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented below:

	Fiscal Year Ended		Nine Months Ended (Unaudited)
	August 31, 2024	August 31, 2023	May 31, 2025	May 31, 2024
(in thousands)
Net income	$115,148	$65,932	$117,871	$105,129
Special items and share-based compensation:
Restructuring lease expense(a)	15,201	16,346	3,837	12,522
Strategic alternatives expense(b)	12,530	12,872	7,401	6,518
Loss (gain) on interest rate swaptions(c)	12,727	(3,725)	—	12,727
Impairment charges and asset disposal losses(d)	212	11,507	113	180
Litigation charges and regulatory expense(e)	5,359	7,493	3,980	4,209
Non-cash share-based compensation expense(f)	5,775	5,558	1,908	3,727
Other(g)	4,682	2,699	3,288	3,058
Income tax effects of special items and share-based compensation(h)	(13,947)	(11,901)	(5,050)	(10,603)
Income tax effects from claim of right reversal (credit), net(i)	8,842	(908)	—	(869)

Adjusted Net Income	$166,529	$105,873	$133,348	$136,598

	Fiscal Year Ended		Nine Months Ended (Unaudited)
	August 31, 2024	August 31, 2023	May 31, 2025	May 31, 2024
(in thousands)
Net income	$115,148	$65,932	$117,871	$105,129
Restructuring lease expense(a)	15,201	16,346	3,837	12,522
Strategic alternatives expense(b)	12,530	12,872	7,401	6,518
Loss (gain) on interest rate swaptions(c)	12,727	(3,725)	—	12,727
Impairment charges and asset disposal losses(d)	212	11,507	113	180
Litigation charges and regulatory expense(e)	5,359	7,493	3,980	4,209
Non-cash share-based compensation expense(f)	5,775	5,558	1,908	3,727
Depreciation and amortization	21,056	23,906	16,348	16,297
Interest income, net of interest expense	(15,730)	(6,760)	(8,002)	(11,355)
Provision for income taxes	52,093	21,706	40,564	34,414
Other(g)	4,682	2,699	3,288	3,058

Adjusted EBITDA	$229,053	$157,534	$187,308	$187,426

Net income margin	12.1%	7.9%	15.7%	14.8%
Adjusted EBITDA Margin	24.1%	18.9%	25.0%	26.4%

(a)

Restructuring lease expense represents non-cancelable lease obligations, including any offset from sublease income, and other related expenses for leased space we have exited as part of our ground campus and administrative space rationalization plans. In 2012, as a key component of the University’s transformation initiatives, the University began the process of completing the orderly closure of its ground campuses, as more enrolling students made the choice to take their programs online. The University completed the orderly closure of its campus locations in early fiscal year 2025, with only one physical location, in Phoenix, Arizona, currently enrolling new students. Additionally, as of August 31, 2023, pursuant to its space rationalization plans, the University had exited 19 floors of its 22-floor administrative office buildings. Refer to Note 2 to our audited consolidated financial statements and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for additional information on restructuring lease expense.

(b)

Strategic alternatives expense consists of costs associated with our pursuit of strategic alternatives for the future ownership of the University during such periods. This includes costs incurred for this offering and costs incurred pursuing a strategic transaction with Four Three Education, Inc., an Idaho non-profit corporation (“Four Three”), affiliated with The Regents of the University of Idaho (“UofI”), which we are no longer pursuing. Refer to Note 1 to our audited consolidated financial statements and Note 1 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for additional information.

(c)

In July 2023, we purchased two interest rate swaptions for an aggregate premium of $9 million to hedge interest rate risk associated with the debt financing we expected to be used for the strategic transaction with Four Three. The swaptions were reported at fair value on our consolidated balance sheets until they expired out of the money during fiscal year 2024. As a result, we recognized a $12.7 million loss and a $3.7 million gain in fiscal years 2024 and 2023, respectively, for associated changes in fair value.

(d)

Represents non-cash impairment charges and asset disposal losses, substantially all of which in fiscal year 2023 resulted from a right-of-use asset impairment charge associated with our space rationalization plans. Refer to Note 2 and Note 6 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(e)

Litigation charges and regulatory expense consists of expense recognized for loss contingencies associated with litigation and certain expenses associated with regulatory matters, in each case, that we believe are not indicative of our ongoing operations, including the items listed below:

•

$4.8 million in fiscal year 2024 associated with a multi-year insurance policy pertaining to borrower defense to repayment claims. Refer to Note 11 to our audited consolidated financial statements and Note 13 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Borrower Defense to Repayment” for additional information on borrower defense to repayment. The remaining expense primarily represents legal fees for non-routine litigation and regulatory matters that are separate and distinct from normal, recurring litigation and regulatory expenses incurred in the normal course of our business operations.

•

$4.6 million in fiscal year 2023 resulting from a settlement that we paid in fiscal year 2024 associated with a state attorney general investigation that was initiated in fiscal year 2015 (refer to Note 10 to our audited consolidated financial statements included elsewhere in this prospectus for additional information), $1.3 million associated with a multi-year insurance policy pertaining to borrower defense to repayment claims (refer to “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Borrower Defense to Repayment” for additional information), and the remainder principally representing legal fees for non-routine litigation and regulatory matters.

•

$3.6 million in both the nine months ended May 31, 2025 and 2024 associated with the borrower defense multi-year insurance policy noted above, and the remainder in both periods principally representing legal fees for non-routine litigation and regulatory matters. Refer to Note 11 to our audited consolidated financial statements and Note 13 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Borrower Defense to Repayment” for additional information on borrower defense to repayment.

(f)

Represents non-cash equity-based compensation expense in accordance with Accounting Standards Codification Topic 718, Compensation: Stock Compensation. Although share-based compensation is a key incentive offered to our employees, we evaluate our business performance excluding share-based compensation expense because it is a non-cash expense.

(g)

Other consists of management fees pursuant to our existing management consulting agreement and other expenses that we believe are not indicative of our ongoing operations. The existing management consulting agreement will be terminated effective as of the pricing of this offering and therefore no management fees will accrue or be payable for periods after the pricing of this offering. See “Certain Relationships and Related Party Transactions—Management Consulting Agreement” included elsewhere in this prospectus for additional information.

(h)

Represents the income tax effect of these non-GAAP adjustments, calculated using the appropriate statutory tax rates. The non-GAAP effective tax rates were 24.7% and 22.6% for fiscal year 2024 and fiscal year 2023, respectively, and 24.6% and 24.7% for the nine months ended May 31, 2025 and 2024, respectively.

(i)

Represents income tax effects from a claim of right credit that we elected to no longer pursue in fiscal year 2024 associated with our $50 million settlement payment made in fiscal year 2020 to the Federal Trade Commission. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Federal Trade Commission Investigation” for additional information. We do not believe the settlement payment and the related income tax effects are indicative of our ongoing operations. Refer to Note 8 to our audited consolidated financial statements included elsewhere in this prospectus for additional information on income taxes.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our common stock. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Any of the following risks could materially adversely affect our business, financial condition and results of operations, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to the Highly Regulated Industry in Which We Operate

If we fail to comply with the extensive regulatory requirements applicable to our business, we could face significant monetary liabilities, fines and penalties, including loss of or limitations upon access to U.S. federal student loans, grants and military program benefits for our students.

Our operations are subject to extensive U.S. federal and state regulation applicable to providers of post-secondary education. The principal federal regulatory regime was established under the Higher Education Act and the regulations promulgated under the Higher Education Act by the Department of Education. Among other matters, these regulations govern the participation by the University in federal student financial aid programs under Title IV of the Higher Education Act (“Title IV”), which is the principal source of funding for students at the University. Most of our fiscal year 2024 consolidated net revenue was derived from the receipt of Title IV program funds disbursed to our students. We must also comply with statutes and regulations that govern the University’s administration of our students’ use of veterans’ education benefits or United States Department of Defense (the “Department of Defense” or “U.S. Department of Defense”) tuition assistance programs. See “Business—Regulatory Environment.”

To participate in Title IV programs, a post-secondary institution must be authorized by the appropriate state post-secondary agency or agencies in each state in which the institution operates, be accredited by an accrediting commission recognized by the Department of Education, be certified by the Department of Education as an eligible institution and offer at least one eligible program of education. The operations and programs of an institution may also be regulated by other state education agencies and additional specialized accrediting commissions. As a result of these requirements, we are subject to extensive regulation by the Department of Education, the Higher Learning Commission (the “HLC”), which is our institutional accreditor, the education agencies of the states in which we operate, and specialized accrediting commissions. The applicable regulatory requirements cover nearly all phases of our operations, including educational program offerings, branch campus and classroom locations, instructional and administrative staff relations, administrative procedures, marketing and recruiting, compensation structures for certain employees, financial operations, including minimum financial responsibility calculations, other requirements for the eligibility of educational programs for federal student aid, the substantiation of credit hours awarded to students for their coursework, the eligibility of individual students for federal student aid, the amount of federal loans, federal Pell grants and other federal student aid that may be awarded, requirements affecting the timing of disbursement of federal student aid, payment of refunds to students who withdraw within allowable timeframes and the return to the Department of Education of federal student aid for such students, maintenance of restricted cash, acquisitions or openings of new schools, student accessibility, commencement of new or cessation of existing educational programs and changes in our corporate structure and ownership.

The applicable statutes, regulations, standards and policies of the various regulatory agencies and accreditors frequently change and often are subject to interpretative uncertainty, particularly as they historically have been developed to govern the operations of traditional, academic term-based schools, which are prevalent in our industry, rather than on schools that follow a non-term academic delivery model, which is used by the

University. Changes in, or new interpretations of, applicable statutes, regulations, standards or policies could have a material adverse effect on our ability to participate in and receive funds provided by federal student aid programs, as well as our accreditation, authorization to operate or grant degrees or other credentials in various states, the scope of our permissible activities, the costs of doing business and our ability to implement beneficial changes in our academic or business model. We cannot predict how the statutes, regulations, standards and policies administered by these agencies will be applied or interpreted in the future, or whether we will be able to comply with any future changes in these requirements.

If we violate or fail to satisfactorily comply with applicable statutes, regulations, standards or policies, we may be subject to any of the following sanctions, among others, imposed by any one or more of the relevant regulatory agencies or accreditors:

•	monetary fines or penalties;

•

limitations on, or termination of, our operations, including, but not limited to, our ability to offer new programs, change the length of our existing programs, increase enrollment levels, or grant degrees, diplomas and certificates;

•	restrictions on, or revocations of, our accreditations, licenses or other operating authority, including by the HLC or a programmatic accreditor;

•	limitations on, or suspensions or termination of, our eligibility to participate in Title IV programs, military benefit programs, veteran education benefit programs or state financial aid programs;

•

imposition by the Department of Education of heightened cash monitoring, which could cause delays in the disbursement of Title IV program funds, or transfer from the Department of Education’s advance system of receiving Title IV program funds to its reimbursement system, under which a school must disburse its own funds to students and document the students’ eligibility for Title IV program funds before receiving such funds from the Department of Education;

•	repayments of funds received under Title IV programs or state financial aid programs;

•	requirements to post a letter of credit with the Department of Education;

•

imposition of provisional certification by the Department of Education, which may include growth restrictions that prevent us from adding to or changing our locations and programs absent express approval from the Department of Education;

•	other civil or criminal penalties; and

•	other forms of censure.

Any of the sanctions described above could have a material adverse effect on our business, financial condition and results of operations. In particular, if we become ineligible to participate in Title IV programs, or our participation is materially limited, our sources of revenue will become significantly more restricted and our business may not be sustainable. In addition to the potential financial implications, we may not be able to conduct our operations and our program offerings may in turn be significantly reduced. Furthermore, if we are charged with legal or regulatory violations, our reputation could be damaged, which could have a negative impact on our stock price, our enrollment and the willingness of third parties to conduct business with us. We cannot predict with certainty how these regulatory or accrediting requirements will be applied, or whether we will be able to comply with the applicable requirements in the future.

If the Department of Education were to limit, suspend, or terminate our eligibility or certification to participate in the Title IV programs or if it were to choose not to renew our certification in the future, our students could lose their access to Title IV program funds, our participation in Title IV programs would be restricted or terminated, or we could be required to accept significant limitations as a condition of our continued participation in Title IV programs.

Department of Education certification to participate in Title IV programs lasts a maximum of six years, and institutions are thus required to seek recertification from the Department of Education on a regular basis in order to continue their participation in Title IV programs. An institution must also apply for recertification by the Department of Education if it undergoes a “change in control,” as defined by Department of Education regulations, and may be subject to similar review if it expands its operations or educational programs in certain ways. Certification can be granted on a full or provisional basis and, in instances where the Department of Education is reviewing an application for renewal but does not complete the review by the stated date of expiration, may be continued on a month-to-month basis until the review is complete. Institutions that are provisionally certified are typically required to obtain prior Department of Education approval to add educational programs or make any other significant change. Further, for an institution that is certified on a provisional basis, the Department of Education may revoke the institution’s certification without advance notice or advance opportunity for the institution to challenge that action. For an institution that is certified on a month-to-month basis, the Department of Education may allow the institution’s certification to expire at the end of any month by denying recertification without advance notice, and without any formal procedure for review of such action.

In August 2025, the Department of Education renewed the University’s Title IV program participation agreement (“PPA”) and approved the recertification of the University’s continued participation in the Title IV programs through June 30, 2031. However, if the Department of Education were to initiate future proceedings to limit, suspend, or terminate the University’s eligibility or certification to participate in the Title IV programs, or if it were to choose not to renew our certification in the future, such actions could cause the participation by the University in the Title IV programs to be interrupted, limited, or terminated, and could cause our students to lose access to Title IV program funds.

In addition, new federal regulations relating to certification and imposing additional requirements in PPAs may pose challenges to the University and increase the risk of regulatory noncompliance and a finding by the Department of Education that the University has not or cannot fully satisfy all required eligibility and certification standards. The new regulations, which became effective July 1, 2024, expand the grounds for placing an institution on provisional certification and identify new potential conditions on provisionally certified institutions. The regulations further added new requirements to an institution’s PPA including, among other things, restrictions on student transcript withholding and a prohibition on institutional policies and procedures that induce students to limit their amount of federal student aid. For certification decisions to which the new regulations are applicable, the regulations also require that the PPA be signed by entities with direct or indirect ownership of the institution and the power to exercise control over the institution, and require such co-signatories to assume liability for financial losses to the federal government related to the institution’s administration of Title IV programs. The entities required to become co-signatories include, but are not limited to, (i) entities with at least 50% control over an institution through direct or indirect ownership, by voting rights or by its right to appoint board members to an institution or any other entity, whether by itself or in combination with other entities or natural persons with which it is affiliated or related, or pursuant to a proxy or voting or similar agreement; (ii) entities with the power to block significant actions of an institution; (iii) entities that are the 100% direct or indirect interest holder of an institution; and (iv) certain entities that are required to submit financial statements to the Department of Education in connection with an institution.

If the Department of Education finds that the University has not fully satisfied all required eligibility and certification standards, the Department of Education could take adverse actions against the University, up to and including termination of the University’s Title IV program participation. Similarly, the Department of Education could renew our certification in the future, but restrict or delay our students’ receipt of Title IV funds, limit the number of students to whom we could disburse such funds, require us to post a substantial letter of credit, or place other conditions or restrictions on us. Since we derived approximately 88% of our cash basis revenue from Title IV funds in our most recent fiscal year, if the University becomes ineligible to participate in Title IV programs, or participation is materially limited, our sources of revenue will become significantly more restricted and our business may not be sustainable. We cannot predict the timing or outcome of the future recertification application process, including with respect to a determination whether this offering will constitute a change of control. See “—If any of the education regulatory agencies that regulate us delay their approval of, or do not approve, any transaction involving us that constitutes a “change in control,” our ability to operate or participate in Title IV programs may be materially impaired.” We also cannot predict what terms and conditions may be imposed on the University as part of any recertification, or how such terms and conditions may affect the University’s ongoing participation in Title IV programs.

Government agencies, regulatory agencies, and third parties may conduct compliance reviews, bring claims, or initiate litigation against us based on alleged violations of the extensive regulatory requirements applicable to us.

In conducting oversight of the administration of the federal student aid program by Title IV-participating institutions, the Department of Education relies on compliance reviews, including program reviews conducted by Department of Education staff, mandatory annual compliance audits by independent audit firms, and audits and investigations conducted by the Department of Education’s Office of Inspector General. For example, we are currently subject to an unresolved off-site program review that began in June 2021 in which the Department of Education is asserting that the University owes liabilities for closed school loan discharges for three former students in the amount of approximately $44,000, which determination is presently on appeal. See “—“Closed School Loan Discharge” regulations may subject us to significant repayment liability for certain student loans pursuant to Title IV programs and require us to be provisionally certified or to post a letter of credit or other security, or may result in the limitation or termination of eligibility of the University to participate in Title IV programs.” We have experienced in the past, and are likely to experience in the future, additional program reviews or audits in addition to the annual compliance audit process.

We are also subject to ongoing oversight actions by other regulatory agencies, including, but not limited to, those conducted by our institutional accreditor, the HLC, other agencies that accredit programs that we offer, our state authorizing agencies, the Federal Trade Commission (the “FTC”), the Department of Defense and the United States Department of Veterans Affairs (the “U.S. Department of Veterans Affairs” or “Department of Veterans Affairs”) and state attorneys general. For example, as a result of past resolutions of certain government investigations, we are subject to ongoing obligations and prohibitions against misrepresentations in certain advertising practices that were a focus of an FTC investigation, and rules of engagement for University-related activities on military installations that were a focus of a state attorney general investigation (each as further described in “Business—Regulatory Environment”), as well as other notification, recordkeeping and reporting requirements. Actual or perceived non-compliance with these ongoing or other obligations could prompt the FTC or a state attorney general to seek fines and penalties via an enforcement action against the University. The imposition of any such fines or penalties could have a material adverse effect on our business and operations. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Federal Trade Commission Investigation” and “—Attorney General Investigations.”

In some circumstances of non-compliance or alleged non-compliance, we may be subject to qui tam lawsuits under the Federal False Claims Act or various, similar state false claim statutes. In these actions, private plaintiffs seek to enforce remedies under the Federal False Claims Act on behalf of the federal government and, if successful, are entitled to recover their costs and to receive a portion of any amounts recovered by the federal government in the lawsuit. These lawsuits can be prosecuted by a private plaintiff, even if the Departments of Education and Justice do not agree with plaintiff’s theory of liability. We have been subject to, and settled, qui tam lawsuits in the past and while we cannot predict the size or frequency of similar claims that we may face in the future, any resulting liability may be material. The broad-based scrutiny and related investigations by state and federal regulators can also lead to follow-on consumer class actions filed by private attorneys on behalf of current and former students. Such actions often adopt the same theories of liability pursued by the regulators and seek additional relief under the premise that the student consumers were not made whole by the regulator’s settlement. In addition, investigations by and settlements with state and federal regulators can also lead to securities-related class actions that take a similar approach of adopting the regulators’ allegations and/or findings and seeking relief based on alleged losses to shareholders.

Claims and lawsuits brought against us, even if they are without merit, may also result in adverse publicity, damage our reputation, negatively affect the market price of our stock, adversely affect our student enrollments, and discourage third parties from doing business with us. Even if we adequately address the issues raised by any such proceeding and successfully defend against it, we may have to devote significant financial and management resources to address these issues, which could materially harm our business.

“Borrower Defense to Repayment” regulations may subject us to significant repayment liability for certain discharged federal student loans and require us to be provisionally certified or post a letter of credit or other security, or result in the limitation or termination of the University’s eligibility to participate in Title IV programs.

Under the Higher Education Act, the Department of Education’s regulations specify acts or omissions of a school that a student loan borrower may assert as a defense to repayment (“BDR” or “BDR claim”) of a federal student loan and thereby seek to obtain a discharge and refund of such loan. Under the rules governing BDR claims, the Department of Education has indicated that it believes it may also assert such a claim on behalf of a student borrower. Additionally, the Department of Education may initiate a recoupment proceeding against a school to collect loan amounts that are discharged or refunded as the result of a BDR claim. These rules have been significantly revised three times in recent years. Currently, a complex framework of rules applies different loan relief and recoupment standards and procedures based upon the date that the loan in question was first disbursed. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Borrower Defense to Repayment” for further discussion of the 1995, 2017, 2020, and (enjoined) 2023 BDR rules (each, a “BDR Rule” and collectively, the “BDR Rules”) and relevant litigation, legal challenges, and recent amendments to the Higher Education Act regarding the BDR regulatory framework.

Beginning in June 2020 and continuing until April 2024, the University received approximately 48,000 borrower defense applications from the Department of Education as part of the fact-finding process by which the Department of Education notifies institutions regarding BDR claims received from student borrowers and provides institutions an opportunity to respond. The University provided substantive, timely responses related to each such application and other requested evidence to the Department of Education. While the University believes it has both factual and procedural defenses to the claims made in the applications regardless of which BDR Rules apply, we cannot predict how the Department of Education will evaluate the evidence and adjudicate each claim. Additionally, approximately one-third of the applications received by the University were dated on or before June 22, 2022, which would subject the underlying loans associated with those BDR claims to automatic discharge under the terms of the settlement in the Sweet class-action lawsuit and potentially prevent such claims from serving as the basis of a recoupment action by the Department of Education against us. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Borrower Defense to Repayment.” Nearly all of the remaining applications received by the University were dated between June 23, 2022 and November 15, 2022. The Sweet settlement provided that BDR claims filed between June 22, 2022 and November 15, 2022 would be adjudicated no later than January 28, 2026, or would be automatically discharged. The federal courts overseeing the Sweet settlement have referenced the Department of Education’s assurances that it will not rely on automatic discharges under the Sweet settlement as the basis upon which to recoup such discharged loans from institutions. Accordingly, any such automatic discharges would be potentially unable to serve as the basis of a recoupment action by the Department of Education against us.

In September 2023, the Department of Education announced that it had approved more than 1,200 BDR claims and discharged nearly $37 million federal student loans from borrowers who made claims regarding the University’s “Let’s Get to Work” ad campaign, which ran from 2012 to 2014. The Department of Education announced it had determined that the University substantially misrepresented its relationships with outside companies in the ad campaign. The Department of Education further indicated its intent to commence a recoupment effort against the University for the amounts of the discharged loans, but the Department of Education has not yet commenced any such action. While the BDR claims that were discharged appear to have also been subject to automatic discharge under the terms of the Sweet settlement, and the settlement itself could not serve as the basis of a recoupment action by the Department of Education under its stated position, the Department of Education may still attempt to seek recoupment of such discharged payments in the future, and we cannot predict the timing or scale of such recoupment efforts if pursued. Furthermore, based on preliminary information available to the University, we believe there are a substantial number of additional pending BDR claims with respect to the University that have not yet been provided to the University by the Department of Education and of which the University has not been formally notified. If such claims are adjudicated and the Department of Education seeks recoupment from the University, such recoupment could have a material adverse impact on our business.

Additionally, the BDR Rules require the University to dedicate significant resources to navigating as many as four different versions of regulatory standards and processes. The University also maintains reporting procedures to comply with the financial responsibility provisions related to BDR, under which the Department of Education may require the University to post a letter of credit or other financial protection in the event of certain triggering events. See “Business—Regulatory Environment—Borrower Defense to Repayment” and “Regulation of Student Financial Aid Programs—Standards of Financial Responsibility.”

The current BDR Rules and regulations could result in significant risks for our business and the application of the various BDR standards may be unclear or subject to interpretation in a manner that is adverse to us and unpredictable. If a significant amount of BDR claims are adjudicated by the Department of Education and the Department of Education seeks significant recoupment from the University for such claims, such recoupment could have a material adverse impact on our business. Furthermore, the potentially significant discretion vested in the Department of Education to administer the regulations, including whether to seek recoupment of discharged loan amounts or require letters of credit from institutions, and the subjective judgments regarding the triggers for debt relief may result in unexpected outcomes that materially and adversely affect our business and liquidity. In addition, the manner in which we respond to state or federal and certain private lawsuits may be materially impacted as a result of the possible significant consequences of an adverse judgment or finding in such matters on the subsequent adjudication of BDR claims.

Individual BDR applications are submitted by student loan borrowers to the Department of Education, rather than to institutions directly, and the Department of Education has asserted that the BDR Rules provide for group claims without an underlying individual BDR application from a borrower in certain circumstances. It is unclear how many individual or group BDR claims have been approved or denied by the Department of Education, or how many individual or group BDR claims will be asserted, approved or denied in the future. It is further unknown whether and to what extent the Department of Education may seek to recoup the amount of discharged or refunded loans or impose such liability against the University, whether our legal and factual defenses with respect to such BDR claims and recoupment proceedings or imposition of liability would succeed, or even which procedures will ultimately govern the BDR resolution process. Additionally, the University could receive negative coverage in the media regarding BDR claims that could impede the recruitment of students. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Borrower Defense to Repayment.” While we cannot predict the outcome of any current, pending or potential future claims, they could have a material adverse effect on our business, financial performance and operations.

“Closed School Loan Discharge” regulations may subject us to significant repayment liability for certain student loans pursuant to Title IV programs and require us to be provisionally certified or to post a letter of credit or other security, or may result in the limitation or termination of the University’s eligibility to participate in Title IV programs.

The Higher Education Act and related Department of Education regulations provide that upon the closure of an institution participating in Title IV programs, including any campus location thereof, certain students who had attended that institution or location may be eligible to obtain a “closed school loan discharge” of their federal student loans if they withdraw from the closed school within a prescribed timeframe and do not complete their educational programs through transfer or teach-out with another postsecondary institution. If a loan is discharged on these grounds, then the Department of Education may seek recoupment of the discharged amount from the responsible institution. In December 2024, following a program review and related administrative proceeding, the University was found liable for recoupment for closed school loan discharges for three student borrowers in the amount of approximately $44,000. The University has appealed this decision to the Secretary of the Department of Education, and the ultimate outcome of the proceedings is uncertain. Although this liability is de minimis, the outcome of the proceeding, along with the evolving regulations governing closed school loan discharges, could have potential implications with respect to student borrowers who attended any of the substantial number of physical campuses and learning centers that the University has closed in recent years. These closures were made in connection with its Campus Footprint Initiative, where the University worked closely with its regulatory oversight bodies and students to adhere to the University’s commitment to ensure that every impacted student would have the opportunity to complete their education program at their location or attend online at their choice. See “Business—Regulatory Environment—Defense to Repayment,” “—Regulation of Student Financial Aid Programs—Closed School Loan Discharge” and “Regulation of Student Financial Aid Programs—Branching and Classroom Locations.” The University is not aware of any other closed school loan discharges that have been approved by the Department of Education in regard to the University’s closed locations. If, in the future, other discharges are approved and the number of such discharges is substantial, the impact on the terms of the University’s participation in Title IV programs or on the University’s financial condition could be material and adverse.

Recent action by Congress that revised the laws governing federal student financial aid programs, including changes to the level of federal student aid funding available to higher education students and to the requirements educational programs must meet to qualify for such funding, could reduce our enrollment and revenue, and increase our costs of operation.

The U.S. Congress must periodically reauthorize the Higher Education Act and annually determine the funding level for each Title IV program. The most recent reauthorization of the Higher Education Act expired September 30, 2013, but Title IV student financial aid programs remain authorized and functioning. However, as part of the annual federal budget reconciliation process, on July 4, 2025, amendments to the Higher Education Act revising certain federal student aid program provisions were signed into law by President Trump as part of the One Big Beautiful Bill Act (the “OBBB”). The recent amendments, which generally take effect in July 2026, include provisions that will limit or reduce the amount of federal student aid funding that may be available to some higher education students and that impose new accountability standards on institutions. For example, the recent amendments may reduce the amount of federal student loan funding available to graduate students and to the parents of student borrowers, except during a limited timeframe for current borrowers. The recent amendments also create new accountability standards conditioning the Federal Direct Loan Program eligibility of educational programs upon compliance with benchmarks that compare former students’ median earnings after completion to the median earnings of working adults with lesser credentials. Individual programs (other than undergraduate certificate programs) will lose federal direct loan eligibility if, in two out of three consecutive years, the median earnings (as determined by the Department of Education) of the program’s student cohort who received Title IV funds and graduated four years prior falls below the median earnings of working adults aged 25 to 34 who are not enrolled in an institution of higher education and who have only a high school diploma (for undergraduate programs) or only a bachelor’s degree (for graduate and professional programs). See “Business—Financial Aid Programs.” We are continuing to evaluate this complex new earnings accountability requirement, and it is anticipated that the Department of Education will publish further implementing regulations. Accordingly, the impact of the recent amendments to the Higher Education Act and of future regulatory and policy changes resulting from those amendments, including with respect to the new accountability requirement conditioning the federal direct loan eligibility of our programs, cannot be predicted, and could have a material adverse effect on our business, financial condition and results of operations.

Further action by Congress to revise the laws governing federal student financial aid programs, including changes applicable only to proprietary educational institutions, could reduce our enrollment and revenue, and increase our costs of operation.

Congress continues to engage in discussion and activity regarding reauthorizing the Higher Education Act, but political and policy differences have prevented legislative progress, creating the potential for additional future amendments to the Higher Education Act in the interim, and making timing unpredictable and the terms of any eventual full reauthorization difficult to forecast. Because the significant majority of our revenue is derived from Title IV programs, any legislative changes to Title IV programs, whether in connection with a reauthorization of the Higher Education Act or in other amendments, including any changes that affect the level of funding or the eligibility of the University or its students to participate in Title IV programs or that require us to modify our practices in ways that could increase our administrative or operating costs, could have a material adverse effect on our enrollment, business, results of operations and financial condition.

Shifts in higher education policy at the federal and state levels could have a material adverse effect on our business or render our current business impractical or unsustainable.

Shifts in higher education policy at the federal or state levels occur from time to time. Among other things, policy changes can increase the risk of new legislation, and of changes in and new interpretations of, and more aggressive enforcement of, existing statutes, regulations, standards or policies. They may also lead to the imposition of new terms and conditions of participation that could limit, perhaps materially, the eligibility of proprietary schools, such as the University, to participate in Title IV student financial aid programs, as well as other aid programs that benefit our students. While some proposals that have been made in the past require congressional action, others could be taken via executive action. In addition, state governors, legislatures and attorneys general could negatively influence public policy initiatives, privacy and tax policy developments, investigative demands and regulatory efforts against proprietary higher education institutions. The passage of legislation, or executive or regulatory actions on higher education, at both the federal and state level, could have a material adverse effect on our business, financial condition and results of operation, or render our business impractical or unsustainable.

If we do not meet specific financial responsibility standards established by the Department of Education, we may be required to post a letter of credit or accept other limitations in order to continue participating in Title IV programs, or we could lose our eligibility to participate in Title IV programs.

To participate in Title IV programs, the Department of Education regulations specify that an eligible institution of higher education must satisfy specific measures of financial responsibility prescribed by the Department of Education or post a letter of credit in favor of the Department of Education and accept other conditions on its participation in Title IV programs. These financial responsibility tests are applied on an annual basis based on each institution’s audited financial statements, and may be applied at other times, such as if the institution undergoes a change in control. These tests may also be applied to an institution’s parent company or other related entity. The operating restrictions that may be placed on an institution that does not meet the quantitative standards of financial responsibility include being transferred from the advance payment method of receiving Title IV funds to either the reimbursement or the heightened cash monitoring system, which could result in a significant delay in the institution’s receipt of those funds. Pursuant to Title IV program regulations, each eligible institution must satisfy a measure of financial responsibility based on a weighted average of annual ratios that assess the financial condition of the institution, with a resulting composite score between a negative 1.0 and a positive 3.0. An institution’s composite score must be at least 1.5 for the institution to be deemed financially responsible without the need for further Department of Education oversight. The Company’s composite scores for fiscal years 2024, 2023 and 2022 were 2.8, 2.7, and 2.7, respectively. The financial responsibility requirements also include standards pertaining to the University’s audit reports, its timely return of Title IV program funds in respect of withdrawn students, and other criteria, including the content of its reports on compliance and internal controls and its standing with regulators and accreditors. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Standards of Financial Responsibility.”

In addition to the above, new Department of Education financial responsibility regulations that took effect on July 1, 2024 revised the timing for submission of audit reports and identified events that constitute a failure of an institution to demonstrate its ability to meet its financial obligations, including certain mandatory triggering events upon which an institution is deemed automatically to lack financial responsibility. Mandatory triggering events include certain final monetary judgments or settlements in legal proceedings, certain borrower defense recoupment proceedings initiated by the Department of Education, receiving at least 50% of Title IV program funds in the prior year from programs that are failing the Department of Education’s new gainful employment metrics, certain actions by the SEC, certain creditor events, and failing to comply with certain other metrics related to the 90/10 Rule (as defined below) and an institution’s cohort default rates. Thus, for example, if the University were to fail to meet the requirements of the 90/10 Rule for any fiscal year, that failure would be a mandatory trigger that would constitute an automatic failure of financial responsibility. The University’s 90/10 Rule percentage was approximately 88% for the fiscal year ended August 31, 2024, and there is no assurance that we will continue to comply with the 90/10 Rule in the future. See “—The University may lose eligibility to participate in Title IV programs if the percentage of our revenue derived from federal funding sources is too high.” The regulations also identified new discretionary triggering events, upon which the Department of Education may determine that the institution lacks financial responsibility, including, among other things, the occurrence of: specified defaults, delinquencies, creditor events, and judgments; significant fluctuations in volume of Title IV program funds from year to year; high annual dropout rates; the formation of a group process by the Department of Education with respect to recoupment of pending BDR claims; for an institution owned at least 50% by a publicly traded entity, a disclosure by the entity in a public filing that it is under investigation for possible violations of state, federal or foreign law; certain other state, federal, and accreditation regulatory actions; or any other event or condition that the Department of Education determines is likely to have a “significant adverse effect” on the financial condition of the institution. Thus, for example, if the Department of Education were to decide to pursue recoupment against us with respect to our pending BDR claims via a group process, it could then use that decision as the basis for also declaring a discretionary triggering event and a determination that we lack financial responsibility. See “—‘Borrower Defense to Repayment’ regulations may subject us to significant repayment liability for certain discharged federal student loans and require us to be provisionally certified or post a letter of credit or other security, or result in the limitation or termination of eligibility of the University to participate in Title IV programs.” An institution that suffers a triggering event and is thus determined by the Department of Education or otherwise deemed automatically to lack financial responsibility must (i) provide a letter of credit or other form of acceptable financial protection to the Department of Education and (ii) accept other conditions on its Title IV eligibility. Under these regulations, the Department of Education requires an institution to provide financial protection, including a letter of credit, if applicable, in an amount of not less than 10% of the institution’s total Title IV funding in the prior year for each individual triggering event, such that multiple triggering events could subject an institution to substantial cumulative financial protection obligations.

If, in the future, we fail to satisfy the Department of Education’s financial responsibility standards, including due to the existence of mandatory or discretionary triggering events, we could be limited in our access to or lose Title IV program funding, be required to post a letter of credit in favor of the Department of Education, and/or accept provisional certification or other operating restrictions on our participation in Title IV programs, any of which could have a material adverse effect on enrollments and our financial condition, cash flows and results of operations. Additionally, the University’s ability to offer distance education programs could be impacted if our composite score falls below 1.5, as that would affect our ability to participate in the national State Authorization Reciprocity Agreement (“SARA”). See “—If we fail to maintain any of our state authorizations, we will lose our ability to operate in that state and to participate in Title IV programs.”

If we do not comply with the Department of Education’s administrative capability standards, we could suffer financial penalties, be required to accept other limitations in order to continue participating in Title IV programs, or lose our eligibility to participate in Title IV programs.

Department of Education regulations specify extensive criteria an institution must satisfy to establish that it has the requisite administrative capability to participate in Title IV programs. These criteria impose requirements that, among other things, an institution administer Title IV programs in accordance with all applicable federal student financial aid requirements, with adequate checks and balances in its system of internal controls over financial reporting, and with capable and sufficient personnel. See the risks to the University described under the heading “—If our institution fails to maintain adequate systems and processes to detect and prevent fraudulent activity in student enrollment and financial aid, our institution may lose the ability to participate in Title IV programs, Department of Defense military tuition assistance programs, Department of Veterans Affairs veterans education benefit programs, or have participation in these programs conditioned or limited, or face claims from third parties.” The criteria further include, among other requirements, that the institution maintain certain records and reporting, reasonable standards for measuring satisfactory academic progress, and systems for resolving certain financial aid discrepancies. Recent amendments by the Department of Education to the administrative capability regulations, which became effective July 1, 2024, impose additional requirements, including revised and new criteria regarding an institution’s validation of high school diplomas, financial aid counseling, career services, provision of clinical or externship opportunities, disbursement of Title IV funds, offering of gainful employment programs, substantial misrepresentations, and aggressive and deceptive recruitment tactics or conduct. The recent amendments also provide the Department of Education with increased and explicit authority to make an adverse administrative capability finding based on a broader set of issues than it has used historically. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Administrative Capability.” If we fail to satisfy any of these criteria, the Department of Education may determine that we lack administrative capability and, therefore, subject us to fines, sanctions, and additional scrutiny, including the limitation, denial, or termination of eligibility for Title IV programs, which could significantly reduce enrollments and revenue, and materially and adversely affect our business and financial condition.

The University may lose eligibility to participate in Title IV programs if the percentage of our revenue derived from federal funding sources is too high.

The University, and all other proprietary institutions of higher education, are subject to the so-called “90/10 Rule” under the Higher Education Act. Under this rule, a proprietary institution will be ineligible to participate in Title IV programs for at least two fiscal years if, for any two consecutive fiscal years, it derives more than 90% of its cash basis revenue, as defined in the rule, from Title IV programs or other qualifying federal funding sources, including tuition assistance programs offered by the U.S. Department of Defense (military tuition assistance) and U.S. Department of Veterans Affairs (veterans education benefits). If an institution is determined to be ineligible, any disbursements of Title IV program funds made after the end of the institution’s second fiscal year in the measuring period must be repaid to the Department of Education. An institution that derives more than 90% of its cash basis revenue from Title IV programs or other qualifying federal funding sources for any single fiscal year will be automatically placed on provisional certification for two fiscal years and will be subject to possible additional sanctions or requirements determined to be appropriate under the circumstances by the Department of Education. The institution would also be required to provide notice to existing students about the potential loss of Title IV funding. While the Department of Education has broad discretion to impose additional sanctions or requirements on such an institution, there is only limited precedent available to predict what those sanctions might be. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—90/10 Rule.”

New Department of Education regulations, which became effective July 1, 2023 and applicable beginning with our fiscal year 2024, for the first time included revenue derived from tuition assistance programs offered by the U.S. Department of Defense and U.S. Department of Veterans Affairs within the types of funds that are considered federal funding sources under the 90/10 Rule, and this change was a principal cause of the increase in the University’s 90/10 Rule percentage from approximately 81% for the fiscal year ended August 31, 2023 to approximately 88% of the fiscal year ended August 31, 2024. In July 2025, the Department of Education revised its interpretation of certain federal guidance that had become effective with the new regulations noted above. Specifically, the Department of Education interpreted that institutions are permitted to include revenue in their 90/10 Rule percentage from programs not eligible for Title IV funds if the respective programs are offered through distance education, and the Department of Education allows institutions to retrospectively apply this interpretation to their 90/10 Rule percentages if they elect to do so. We calculated the University’s fiscal year 2024 90/10 Rule percentage of 88.3% prior to the Department of Education issuing this revised interpretation, and our fiscal year 2024 percentage would have been 87.7%, or 60 basis points lower than previously calculated, if we applied this revised interpretation. While the University currently remains in compliance with the rule, the new regulations that became effective July 1, 2023 increased the risk that the University may not comply with the 90/10 Rule in the future.

If the University’s 90/10 Rule percentage is projected to exceed or exceeds 90% for a given fiscal year, we may be required to take measures to reduce the percentage of revenue that we derive from Title IV program funds or other qualifying federal funds we receive. Such measures could involve actions that reduce our revenue, increase our operating expenses, and/or increase our tuition in order to capture more revenue from sources other than Title IV programs and other qualifying federal funds (thus rendering us less competitive), in each case perhaps significantly. In addition, we may be required to make operational or programmatic changes in the future in order to remain in compliance with the 90/10 Rule, and such changes may materially and adversely impact our business and financial condition. Furthermore, these required changes could make it more difficult to comply with other important regulatory requirements, including the financial responsibility rules described above.

Finally, some state legislatures have in the past proposed legislation that would prohibit institutions from enrolling residents based on even more restrictive funding thresholds than the current federal 90/10 Rule, failure to comply with which could lead to monetary fines, penalties, limitations on offering programs, and/or ultimate loss of operating or degree granting authority in the various states where the University maintains physical operations or, potentially, where its distance education students reside, particularly to the extent that the SARA requirements would be amended to allow such individual state requirements. We expect that states with legislatures, governors or attorneys general that have a particular focus on the higher education industry will continue to pose significant risks in this area.

Any failure to comply with the Department of Education’s “gainful employment” metrics and financial transparency regulations could limit the programs we can offer students, the Title IV eligibility of the impacted programs and/or increase our cost of operations.

Under the Higher Education Act, proprietary schools are generally eligible to participate in Title IV programs only in respect of educational programs that lead to “gainful employment in a recognized occupation.” An initial attempt by the Department of Education in 2010 to promulgate, for the first time, regulations that would have applied program-specific, student outcome-based eligibility criteria to determine whether individual educational programs offered by proprietary schools led to “gainful employment” were judicially rejected prior to implementation. Subsequently revised regulations were implemented by the Department of Education in 2014 but later repealed in 2020. In October 2023, the Department of Education released new financial value transparency and gainful employment regulations, which became effective July 1, 2024, that established two independent “gainful employment” metrics. To maintain Title IV eligibility, an institution must comply with both metrics, along with a related financial value transparency regulation (as described below). The two gainful employment metrics are (i) a debt-to-earnings ratio that compares the median earnings of graduates who received federal financial aid to the median annual payments on loan debt borrowed for the program, and (ii) an earnings premium test that measures whether the typical graduate from a program who received federal financial aid earns more than a typical high school graduate in the same state (or, in some cases, nationally) and within a certain age range in the labor force. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Gainful Employment and Financial Value Transparency.” Any program that fails either or both metrics in a single year would be required to disclose such failure to students, and any program that fails the same metric in any two out of three consecutive years, or is voluntarily discontinued by the institution, would not be eligible to have Title IV reinstated for a minimum of three years. Nearly all programs at the University would be subject to evaluation under these “gainful employment” regulations. The

Department of Education has indicated that it does not expect to release the applicable gainful employment metrics before the fall of 2025, and, accordingly, we expect that the earliest a program could fail these gainful employment tests, and therefore risk losing access to Title IV federal financial aid, is 2026. At this time, it is difficult to predict which of our programs may not satisfy the forthcoming gainful employment metrics.

The Department of Education’s financial value transparency rule requires all colleges to provide certain student and financial information about their programs to the Department of Education. That information, including student debt burdens and program costs, will be published on a Department of Education consumer-facing website to help students make informed enrollment decisions. Beginning in 2026, a student interested in a program deemed to leave students with high debt burdens will need to acknowledge having seen that information before they can enroll.

Our ability to satisfy the gainful employment metrics for certain of our programs will be subject to some extent on factors outside of our control, including, but not limited to, general economic conditions affecting our graduates, changes in labor markets, increases in student borrowing levels, increases in interest rates, changes in the federal poverty income levels, and changes in the percentage of our former students who are current in repayment of their student loans. Additionally, certain programs we offer that typically lead to lower-paying, service-oriented professions may be unable to satisfy the gainful employment metrics and have to be discontinued in order for the University to maintain Title IV eligibility. Additionally, future enrollments could also be impacted if students were required by the transparency rule to acknowledge that the program they are interested in has been known to leave students with high debt burdens. Even if we were able to correct any deficiency in the gainful employment metrics in a timely manner so that the impacted program did not lose Title IV eligibility, the disclosure requirements associated with a program’s failure to meet at least one metric may adversely affect our reputation. Each of these impacts could have a material adverse effect on our business, financial condition and results of operations. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Gainful Employment and Financial Value Transparency.” In addition, it is uncertain whether or how the Department of Education will modify the current gainful employment and financial value transparency rules as a result of the recent amendments to the Higher Education Act introducing the new program eligibility requirements based on student earning outcomes, or for other purposes. See “—Recent action by Congress that revised the laws governing federal student financial aid programs, including changes to the level of federal student aid funding available to our students and to the requirements educational programs must meet to qualify for such funding, could reduce our enrollment and revenue, and increase our costs of operation.”

If we fail to maintain our institutional accreditation, or our institutional accrediting body loses recognition by the Department of Education, we will lose our ability to participate in Title IV programs.

An institution must be accredited by an accrediting commission recognized by the Department of Education in order to participate in Title IV programs. See “Business—Regulatory Environment” and “Business—Regulatory Environment—Accreditation,” The University is institutionally accredited by the HLC, which satisfies this requirement. In January 2023, the HLC reaffirmed the accreditation of the University for a 10-year period ending in 2032-33. To remain accredited, we must continuously meet accreditation standards relating to, among other things, performance, governance, institutional integrity, educational quality, faculty, administrative capability, resources, and financial stability. If we fail to satisfy any of the HLC’s standards, we would be subject to additional oversight and reporting requirements, accreditation proceedings such as a show-cause directive, an action to defer or deny any application for a new grant of accreditation, an action to suspend our accreditation or a program’s approval, or other negative actions. Future inquiries or actions by state or federal agencies could negatively impact our accreditation status. If our institutions or programs are subject to accreditation actions or are placed on probationary or other negative accreditation status, we may experience adverse publicity, impaired ability to attract and retain students and substantial expense to obtain unqualified accreditation status. The inability to obtain reaccreditation following period reviews or any final loss of accreditation by the HLC would cause us to lose our eligibility to participate in Title IV programs, cause a significant decline in our total student enrollments and have a material adverse effect on our business, financial condition and results of operations.

In addition, if the Department of Education ceased to recognize the HLC for any reason, the University would not be eligible to participate in Title IV programs beginning 18 months after the date such recognition ceased unless the HLC was again recognized by, or the University was accredited by another accrediting body recognized by, the Department of Education. If the HLC ceased to be recognized by the Department of Education and the University failed to timely obtain replacement institutional accreditation within the required timeframe, the University would cease to be eligible to participate in Title IV programs and our business would no longer be sustainable in its current form.

If we fail to satisfy the various accreditation standards of our programmatic accreditors, or fail to satisfy state licensure and certification requirements applicable to our professional licensing programs, we could face restrictions on, or the loss of accreditation for or the ability to offer, certain programs.

The University offers various professional licensing programs in nursing, education, counseling, and social work that are accredited by specialized accrediting agencies. See “Business—Accreditation and Jurisdictional Authorizations.” The University is subject to the oversight of these programmatic accreditors and must satisfactorily prove its programs, or any new programs that it seeks to offer, meet the standards of accreditation for that profession. Moreover, the University is required to participate in ongoing accreditation reviews and be responsive to any accreditation standards concerns. Additionally, and in accordance with state and federal requirements, the University’s professional licensing programs must meet all specific state requirements for licensure and certification in any state where the program is offered so that graduates of these programs may pursue licensure and certification in their state. The University must maintain and continually monitor the licensing and certification requirements in every state where it offers its professional licensing programs and must meet student notification requirements in the event a student moves to a different jurisdiction or if a program fails to meet the licensing requirements in any given state. If we fail to satisfy the standards of any of those specialized accrediting commissions or state agencies, we could lose the specialized accreditation or the state approval for the affected programs, which could prevent our students from seeking and obtaining licensure or employment, result in materially reduced student enrollments in those programs and have a material adverse effect on our business, financial condition and results of operations. See “—If any of the education regulatory agencies that regulate us delay their approval of, or do not approve, any transaction involving us that constitutes a “change in control,” our ability to operate or participate in Title IV programs may be materially impaired.” See also “—Failure of the University to resolve examination pass rate concerns with the Commission on Collegiate Nursing Education could result in potential action by the accreditor to limit or remove accreditation from all of the University’s Master of Science in Nursing programs.” In addition, if the University seeks initial accreditation of a new program, and that accreditation is denied, the University would be required to report the denial to HLC and potentially other regulators which could have regulatory consequences to the University, result in reputational damage and materially impact the University’s enrollment and financial results.

Failure of the University to resolve examination pass rate concerns with the Commission on Collegiate Nursing Education could result in potential action by the accreditor to limit or remove accreditation from all of the University’s Master of Science in Nursing programs.

The University’s Master of Science in Nursing / Family Nurse Practitioner (“MSN/FNP”) program, which represented less than 1.0% of the University’s fiscal year 2024 revenue, is accredited by the Commission on Collegiate Nursing Education (“CCNE”). The CCNE requires, among other things, that programs leading to additional certification (such as the MSN/FNP program) demonstrate pass rates on applicable certification exams of at least 80%. From 2021 to 2023, the pass rates for the University’s MSN/FNP program decreased from 78% to 65%. The University has been continuously working closely with the CCNE and has undertaken a detailed and significant action plan with respect to curriculum revisions and other actions designed to improve the pass rate. If the University cannot ultimately demonstrate compliance, the CCNE could withdraw accreditation of the program. As CCNE accreditation occurs at the degree level (rather than at the individual program level), potential withdrawal of accreditation could impact all of our Master of Science in Nursing programs. The University’s Master of Science in Nursing programs are currently undergoing the reaccreditation process with CCNE. As part of that process, MSN/FNP program combined pass rates on the certification exam for calendar year 2024 were reported to CCNE at 78.04%, which is still under the 80% threshold. While a withdrawal of accreditation may not have an immediate material impact on our revenue, it could be harmful to our reputation and lead to claims from former students or other materially adverse consequences.

If we fail to maintain our state authorization, we would lose our ability to participate in Title IV programs.

To operate and offer postsecondary programs, and to be certified to participate in Title IV programs, we must be authorized to operate by the appropriate post-secondary regulatory authority in each state where we have a physical presence. We are domiciled in the state of Arizona and are authorized to operate there by the Arizona State Board for Private Postsecondary Education (the “Arizona State Board”). To maintain our state authorization, we must continuously meet standards relating to, among other things, educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs, and various operational and administrative procedures. If we fail to satisfy any of these standards, we could lose our state authorization, which would also cause us to lose our eligibility to participate in Title IV programs and have a material adverse effect on our business, financial condition and results of operation.

In addition, substantially all of the University’s enrolled students attend our programs online and, in order to participate in the Title IV programs, the University must be authorized to offer its distance education programs in any jurisdiction where it enrolls students in its online programs. The University holds this authorization as an approved participating institution of its home state (Arizona) in SARA. All states except California are members of the SARA compact. As a participating member of SARA, the University is authorized to offer its approved distance education programs to residents of other member states under the structure and oversight of SARA. SARA is recognized by the Department of Education as a method of state authorization for distance education programs. The University is also registered as an out-of-state institution with the California Bureau for Private Postsecondary Education to offer its distance education programs to California students. Whether through direct authorization from states, or through participation in the SARA compact, the University is authorized to offer its approved educational programs at its physical locations and online and must continue to maintain such authorization to effectively operate its business.

In addition, Arizona rules state that the Arizona State Board must approve certain changes of ownership or control, including but not limited to a transfer of 50% or more of a privately held institution’s voting stock or assets or a change from one business form to another. If the Arizona State Board determines that the transactions in connection with this offering constitute a change of ownership or control requiring its approval, upon the effective date of the Corporate Conversion, the University must provide written notice to the Arizona State Board within seven days, and the University would need to submit a new license application to the Arizona State Board following the Corporate Conversion and no later than 60 days after the date of written notice. We have been informed by the Executive Director of the Arizona State Board that it will notify us of its determination whether the transactions in connection with this offering constitute a change of ownership or control under its regulations on or about September 19, 2025. The Arizona State Board’s Executive Director has indicated that if the University files its application shortly after September 19, 2025, it can be expected that the application would be heard at the Arizona State Board’s October 23, 2025 meeting, or if necessary, the subsequent January 22, 2026 meeting. See “—If any of the education regulatory agencies that regulate us delay their approval of, or do not approve, any transaction involving us that constitutes a “change in control,” our ability to operate or participate in Title IV programs may be materially impaired.”

If this process were further delayed or the University’s application for reauthorization were denied approval, such consequences could have a material adverse effect on our business, financial condition and results of operation.

If the University fails to maintain authorized status in its home state, or otherwise fails to comply with the requirements to participate in SARA or state regulatory requirements to provide distance education in a non-SARA state, the University could lose its ability to participate in SARA or may be subject to the loss of state licensure in Arizona or authorization to provide distance education in such non-SARA state, which could have a material adverse effect on the University. Moreover, pursuant to SARA policy, a change in ownership or control for a SARA participating institution is determined by the institution’s home state. Accordingly, if the Arizona State Board determines the transactions in connection with this offering constitute a change of ownership or control, the University will be required to complete a reauthorization for approval in Arizona as well as a reauthorization under SARA. During the pendency of the change of control process with Arizona, the University will be placed on provisional status with SARA and must meet any conditions or requirements deemed appropriate by Arizona. See “—If any of the education regulatory agencies that regulate us delay their approval of, or do not approve, any transaction involving us that constitutes a “change in control,” our ability to operate or participate in Title IV programs may be materially impaired.” Participation in SARA requires that we comply with the Department of Education’s financial responsibility rules, among numerous other requirements. Furthermore, the Department of Education has recently proposed regulations that would allow individual states to impose their own new and diverse requirements (in conjunction with the ongoing application of SARA policies) on institutions offering programs in such individual states. See “Business—Regulatory Environment—State Regulation.” While these regulations have not been adopted to date, if the Department of Education regulations that recognize reciprocity agreements for state authorization purposes were modified in such a fashion, that departure from reciprocity with the institutions’ home states would adversely affect the University and would reduce or eliminate the regulatory and operational efficiency that the University enjoys in operating under SARA. Furthermore, we cannot predict the extent to which states will retain membership in SARA, the manner in which SARA’s policies may be modified, interpreted, and enforced, our ability to comply with SARA’s requirements and retain eligibility, or the impact that failure to meet the SARA requirements may have on our business.

If our graduates are unable to obtain professional licenses or certifications required for employment in their chosen fields of study, our reputation may suffer and we may face declining enrollments and revenue or be subject to student litigation.

Certain of our students require or desire professional licenses or certifications after graduation to obtain employment in their chosen fields. Their success in obtaining such licensure depends on several factors, including the individual merits of the student, whether the institution and the program were approved by the relevant government or by the relevant state regulatory authorities, whether the program from which the student graduated meets all professional licensure educational requirements and whether the program is accredited in accordance with state requirements. If one or more state professional licensing authorities refuses to recognize our graduates for professional licensure in the future based on factors relating to us or our programs, the potential growth of our programs would be negatively affected, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we could be exposed to litigation that would force us to incur legal and other expenses that could have a material adverse effect on our business, financial condition and results of operations.

For example, the University recently learned that a Mississippi student in its Bachelor of Science in Education/Early Childhood Education (BSED/ECH) program was denied teacher licensure in Mississippi. The University’s teacher licensure students complete an Arizona program that makes them eligible for a Mississippi teacher license via reciprocity. Graduates of this program must first obtain an Arizona teacher license prior to applying for licensure in Mississippi. The subject student received an Arizona license but upon application to Mississippi for licensure, was denied because of a deficiency related to a specific course. This licensure denial appears to be a change in interpretation by the Mississippi Department of Education of the Mississippi licensure requirements, as previous graduates of the BSED/ECH program have received Mississippi teacher licensure via reciprocity despite the same purported deficiency. The University has been in communication with the Mississippi Department of Education about this change in interpretation and, in the meantime, has suspended enrollment of Mississippi residents in the BSED/ECH program. Moreover, the University is revising its BSED/ECH curriculum to require Mississippi students to complete the applicable course in their program before applying for Arizona licensure.

We may lose our eligibility to participate in Title IV programs if our student loan default rates are too high.

To remain eligible to participate in Title IV programs, an educational institution’s student loan cohort default rates must remain below certain specified levels. Each cohort is the group of students who first enter into student loan repayment during a federal fiscal year (ending September 30), and the default rate is the percentage of that cohort who default on their payment by the end of the second full year after such repayment start date. The cohort default rates are published by the Department of Education approximately 12 months after the end of the applicable measuring period. Thus, in September 2024, the Department of Education published the cohort default rates for the 2021 cohort. An educational institution loses eligibility to participate in Title IV programs if its cohort default rate equals or exceeds 40% for any given year or 30% for three consecutive years. If an institution’s cohort default rate equals or exceeds 30% for any given year, it must establish a default prevention task force and develop a default prevention plan with measurable objectives for improving the cohort default rate. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Student Loan Cohort Default Rates.” As part of the federal relief enacted regarding the COVID-19 pandemic, federal student loan payments were paused until September 1, 2023, causing three-year cohort default rates to decline significantly beginning in 2020. The restarting of payment obligations in September 2023 following the multi-year COVID-19 interruption is expected to cause a material increase in reported rates, which are not yet known. Although our cohort default rates, even prior to the COVID-19 pause, have historically been significantly below the mandated levels, any increase in interest rates or declines in income or job losses for our students could contribute to higher default rates on student loans. While we anticipate that there will be substantial increases in cohort default rates among institutions generally and that our rates will also increase, we cannot predict the extent of any such increases in our cohort default rates or how our future rates will compare to our historical pre-pandemic levels and to the Department of Education’s student loan default rate thresholds. Exceeding the student loan default rate thresholds and losing our eligibility to participate in Title IV programs would have a material adverse effect on our business, prospects, financial condition, and results of operations. Any future changes in the formula for calculating student loan default rates, economic conditions, or other factors that cause our default rates to increase could threaten our eligibility to participate in some or all of the Title IV programs and have a material adverse effect on our business and financial results. In addition, if Congress or the Department of Education restricts permitted types of default prevention assistance, the default rates of our former students may be negatively impacted.

If we fail to comply with the Department of Education’s incentive compensation rule, we could be subject to sanctions and other liabilities.

As part of an institution’s PPA with the Department of Education and under the Higher Education Act and Title IV regulations, an institution participating in Title IV programs cannot provide any commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments or the award of Title IV financial aid to any persons or entities engaged in any student recruiting or admission activities or in making decisions regarding the award of student financial assistance. The restrictions of this incentive compensation rule, which extend to any third-party companies that an educational institution contracts with for student recruitment, admissions, or financial aid awarding services, prohibit us from offering any bonus or incentive-based compensation based on the successful recruitment, admission or enrollment of students or the award of Title IV financial aid to any of our employees involved with or responsible for such activities. The lack of interpretive guidance regarding the rule, however, has caused uncertainty about what constitutes incentive compensation and which employees are covered by the regulation and has made the development of effective and compliant performance metrics for certain categories of employees or service providers more difficult to establish. If the University pays a bonus, commission, or other incentive payment in violation of applicable Department of Education rules or if the Department of Education or other third parties interpret the University’s compensation practices as noncompliant, the University could be subject to sanctions, litigation, or other liability. Such failure and resulting penalties, fines or liabilities may have a material adverse effect on our business, financial condition and results of operation. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Restrictions on Incentive Compensation.”

If we fail to comply with the Department of Education’s misrepresentation rules or its rules prohibiting aggressive and deceptive recruitment tactics, we could be subject to sanctions and other liabilities.

The Higher Education Act prohibits an institution that participates in Title IV programs from engaging in “substantial misrepresentation” of the nature of its educational programs, its financial charges, or the employability of its graduates. The Department of Education defines “misrepresentation” to include any false, erroneous or misleading statement made by an institution or its representative. A statement is deemed “misleading” if it has the likelihood or tendency to mislead under the circumstances. Misrepresentations also include statements that omit information in such a way as to make the statement false, erroneous, or misleading. A misrepresentation rises to the level of a “substantial misrepresentation” if, under the totality of circumstances, the misrepresentation could reasonably be relied upon to that person’s detriment. In recent years, the Department of Education has increased its efforts to hold institutions accountable for substantial misrepresentations. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Substantial Misrepresentation.” In addition, Department of Education regulations prohibit an institution that participates in Title IV programs, any of its representatives, or any ineligible institution, organization, or person with whom the eligible institution has an agreement to provide educational programs, marketing, advertising, lead generation, recruiting or admissions services, from engaging in activities that constitute aggressive and deceptive recruitment tactics or conduct. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Aggressive and Deceptive Recruitment Tactics.” If the Department of Education were to interpret statements made by the University or on the University’s behalf to be in violation of the misrepresentation rules or the aggressive and deceptive recruitment rules, it could terminate, limit or suspend our participation in Title IV programs, deny our applications to add new programs or locations, or initiate other proceedings or sanctions, any of which could have a material adverse effect on our business, financial condition and results of operation.

If any of the education regulatory agencies that regulate us delay their approval of, or do not approve, any transaction involving us that constitutes a “change in control,” our ability to operate or participate in Title IV programs may be materially impaired.

If the University engages in a transaction that involves a change in control of the Company or the University, as such term is defined under the standards of the Department of Education, the HLC, or any other applicable state education agency or accrediting commission, it must notify or seek the approval of each such agency. These agencies do not have uniform criteria for what constitutes a change in control. Transactions or events that typically constitute a change in control include significant acquisitions or dispositions of the voting stock and/or assets of an institution or its parent company, and significant changes in the corporate form, governance structure, or composition of the board of directors of an institution or its parent company. Some of these transactions or events may be beyond our control. Our failure to obtain, or a delay in receiving, approval of any change in control from the Department of Education, the HLC, or any other applicable state education agency or accrediting commission, including with respect to a change of corporate structure, ownership, or control in connection with this offering, could impair our ability to operate or participate in Title IV programs, which could have a material adverse effect on our business, financial condition and results of operations. Our failure to obtain, or a delay in receiving, approval of any change in control from any other state in which we are currently licensed or authorized, or from any of our specialized accrediting commissions, could require us to suspend our activities in that state or suspend offering the applicable programs until we receive the required approval, or could otherwise impair our operations. The potential adverse effects of a change in control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance, or redemption of our stock, which could discourage bids for your shares of our stock and could have an adverse effect on the market price of your shares.

Under the Department of Education’s regulations, an institution that undergoes a change in control loses its eligibility to participate in Title IV programs and must apply to the Department of Education to reestablish such eligibility. We submitted a description of this offering to the Department of Education in March 2025, asking that it confirm our understanding that this offering will not constitute a change in control under Department of Education standards. While there is no formal mechanism for making this request to the Department of Education and the Department of Education is not required to provide any such requested confirmation, on April 22, 2025, the Department of Education confirmed to us that this offering will not constitute a change in ownership resulting in a change in control. If the Department of Education were to reconsider that determination, or if it determined that subsequent offerings or transactions do constitute a change in control under their standards, the University will be subject to a recertification approval requirement that will include extensive documentary submission requirements and to reviews by the Department of Education of the University’s financial and administrative capability and to extensive prior review and approval procedures by the HLC. Under some circumstances, the Department of Education may continue an institution’s participation in Title IV programs on a provisional basis pending completion of the change in control approval process. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Change in Ownership or Control.”

The HLC has informed the University that this offering does not require prior review and approval by HLC under HLC’s policies governing changes of control, structure, or organization. If the Department of Education were to reconsider the determination described above, however, the HLC would be expected to require prior review and approval of this offering, which would significantly delay this offering. Furthermore, additional subsequent offerings or transactions may constitute a change in ownership or control of the University under the HLC standards and may therefore require approval of the HLC Board of Trustees, in which case the HLC may undertake an evaluation of the effect of the change on the continuing operations of the University for purposes of determining if continued accreditation is appropriate, which evaluation may include a comprehensive review. Any requested approval from HLC may be granted by HLC without conditions, or with conditions that could limit the University’s operations, or could be denied, which would effectively block the applicable offering.

In addition, Arizona rules state that the Arizona State Board must approve certain changes of ownership or control, including but not limited to a transfer of 50% or more of a privately held institution’s voting stock or assets or a change from one business form to another. We have been informed by the Executive Director of the Arizona State Board that the Arizona State Board will notify us of its determination whether the transactions in connection with this offering constitute a change of ownership or control under its regulations on or about September 19, 2025. If the Arizona State Board determines that the transactions in connection with this offering constitute a change of ownership or control requiring its approval, the University will be required to provide written notification within seven days of the effective date of the Corporate Conversion. Thereafter, no later than sixty days after that notice is provided, the University must submit a license application including all required documentation that demonstrates the University meets the applicable statutory and licensure requirements of the Arizona State Board. The application process requires the submission of substantial information and documentation, including with respect to our accreditation, corporate ownership, educational programs, financial responsibility, and other matters as may be deemed relevant to determining the University’s compliance with all licensing requirements, including, potentially, an inspection of the University’s place of business. The Arizona State Board’s Executive Director has stated that if the application is filed shortly after September 19, 2025, it can be expected that the application would be heard at the October 23, 2025 Arizona State Board meeting or if necessary, the subsequent January 22, 2026 meeting. Based on the anticipated timing of the Corporate Conversion, it may not be possible for the application to be heard until the January 2026 meeting. If this process were further delayed or the University’s application for reauthorization were denied approval, such consequences could have a material adverse effect on our business, financial condition and results of operation.

Moreover, pursuant to SARA policy, a change of ownership or control for a SARA participating institution is determined by the institution’s home state. Accordingly, if the Arizona State Board determines the transactions in connection with this offering constitute a change of ownership or control requiring its approval, the University will be placed on provisional status under such additional oversight measures as its home state considers necessary for purposes of ensuring SARA requirements are met regarding program quality, financial stability, and consumer protection. If the University were not successful in meeting requirements as set by the Arizona State Board, or in completing the change of control procedures and subsequent reauthorizations with Arizona and SARA, we could lose Arizona and SARA authorization and no longer be able to enroll distance education students unless and until the University is reauthorized in Arizona and subsequently SARA, or obtains individual authorizations in each state. This could have a significant impact on the University’s ability to compete in the distance education market, as well as on the University’s financial performance, and make it vulnerable to additional challenges in obtaining authorization in individual states.

California is not a member of the SARA compact, and the University is registered as an out-of-state institution with the California Bureau for Private Postsecondary Education to offer its distance education programs to California students. Unless California decides to join SARA as a member state, the University must continue to maintain its individual state authorization through registration as an out-of-state institution. If California’s regulations or statutes were to change, the University would need to comply with those changes to continue its separate authorization to offer distance education to California students. If the University was not able to meet California’s state authorization requirements to offer distance education in the future, such consequences could have a material adverse effect on our business, financial condition and results of operation.

We have notified each of our programmatic, specialized accreditors regarding this offering and the Corporate Conversion. None of them have stated that the offering or Corporate Conversion will require their pre-approval. We will be providing additional information and documentation to those agencies, and we expect to receive additional information from them on what, if any, further submissions and approvals will be required. If one or more of those agencies determines that the offering or the Corporate Conversion constitutes a substantive change requiring their further review and approval, such processes would trigger additional accreditor and specialized state board or agency evaluation of our educational programs and of our compliance with the applicable standards and requirements of those agencies. If any such further required programmatic, specialized accreditor or specialized state board or agency processes were delayed, or if any programmatically accredited educational program or program approved by a specialized state board or agency were denied approval, such consequences could have a material adverse effect on our business, financial condition and results of operation.

The University is subject to sanctions if it fails to calculate accurately and make timely payment of refunds of Title IV program funds for students who withdraw from the University.

The Higher Education Act and the Department of Education’s regulations require the University to calculate refunds of unearned Title IV program funds awarded or disbursed to students who withdraw from their educational program before completing the payment period or period of enrollment for which those funds were awarded or disbursed and to return those unearned funds to the Department of Education in a timely manner, within 45 days of the date the University determines that the student has withdrawn. If refunds are not properly calculated or timely returned for a sufficient percentage of students, the University may be required to post a letter of credit with the Department of Education or be subject to sanctions, liabilities or other adverse actions by the Department of Education. Such consequences could have a material adverse effect on our business, financial condition and results of operation. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Return of Title IV Funds.”

If our institution fails to maintain adequate systems and processes to detect and prevent fraudulent activity in student enrollment and financial aid, our institution may lose the ability to participate in Title IV programs, Department of Defense military tuition assistance programs, or Department of Veterans Affairs veterans’ education benefits programs, or have participation in these programs conditioned or limited, or face claims from third parties.

Institutions must maintain systems and processes to identify and prevent fraudulent applications for enrollment and financial aid. We have been the target of fraudulent and abusive activity, including related to efforts by unqualified third parties to apply to and enroll in our programs and obtain Title IV program funds, and believe that the risk to us of outside parties attempting to perpetrate fraud in connection with the award and disbursement of Title IV program funds, including as a result of identity theft, is heightened due to our being an almost exclusively online education provider. In recent periods, we, and other institutions like us, have experienced a measurable increase in these types of suspicious activities resulting in greater numbers of fraudulent applications and enrollments, including by persons receiving the Title IV funds. Accordingly, we have implemented additional checks and balances to supplement our processes aimed at ensuring that only qualified persons apply to and enroll in our programs and seek or obtain the Title IV program funds. The Department of Education recently issued new guidance regarding institutions’ responsibilities to prevent fraud and protect the integrity of the Title IV programs. If the systems and processes that our institution has established to detect and prevent fraud, or our administration of Title IV programs, military tuition assistance, or veterans’ education benefits are deemed inadequate or noncompliant in connection with preventing these suspicious activities, the Department of Education may find that our institution has failed to comply with Title IV requirements, including but not limited to the Department of Education’s administrative capability requirements. See “—If we do not comply with the Department of Education’s administrative capability standards, we could suffer financial penalties, be required to accept other limitations in order to continue participating in the Title IV programs, or lose our eligibility to participate in the Title IV programs.” Any significant failure to adequately detect fraudulent activity related to student enrollment and financial aid could cause us to fail to meet accreditor standards, or could subject us to complaints or claims by affected third parties. Furthermore, accrediting agencies that evaluate institutions offering online programs require such institutions to have processes to establish that a student who registers for such a program is the same student who participates in and receives credit for such program. Our failure to meet the requirements of the Department of Education could result in audits, investigations, and adverse findings and recommendations by its Office of Inspector General, in the assertion of liabilities by the Department of Education for the return of Title IV funds or the loss of accreditation, which could result in the loss of our ability to participate in Title IV programs or other federal assistance programs or in enforcement actions against the University, each of which could have a material adverse effect on our business, financial condition and results of operation.

The U.S. political and economic environment, including the legal, regulatory, administrative and policy changes being pursued by the new U.S. presidential administration, may materially affect our business operations and financial performance.

In recent decades, our industry has faced an uncertain political and economic environment as important legal, regulatory and policy approaches to higher education in the United States have changed from administration to administration and as a result of changes in Congressional control. Changes in federal policy by the executive branch and regulatory agencies may occur over time through a new presidential administration’s executive orders or policy and personnel changes or through a new Congress’ legislative priorities, each of which can lead to increased oversight of education providers, additional regulations, new interpretations of existing regulations, and/or uncertainty as to the impact of new regulations on those implemented by prior administrations. For example, in addition to the impact that the recent changes to the Higher Education Act may have on the participation by some of our students or programs in the federal student aid programs, those amendments also create uncertainty as to what impact new regulations and policies implementing those statutory changes may have on the University and its administration of the Title IV programs. Overall, these changes from administration to administration have materially increased our regulatory and compliance costs over time.

Executive actions and executive orders, as well as any tandem regulatory changes, implemented by the new administration and its appointees, such as the executive order requiring the elimination of diversity, equity and inclusion initiatives, can require significant management attention to understand and assure compliance and may require changes in our business operations or programs. Others could turn out to be favorable to our industry. For example, in April 2025, the new administration signed a memorandum directing executive agencies to rescind regulations that are unlawful under recent Supreme Court decisions, which could result in certain agencies overturning one or more regulations to which we are currently subject. Still others could adversely impact our industry, including from an administrative perspective, if announced reductions in employee headcount and funding at the Department of Education and other applicable agencies, or steps being taken to seek the closure of the Department of Education and the reallocation of certain of its functions to other branches of the federal government, result in slower processing of Title IV matters, program approvals, or other applicable functions that directly or indirectly impact our operations and business. In this regard, in March 2025, the Department of Education implemented an extensive reduction in force and the President issued an executive order directing the Secretary of Education “to the maximum extent appropriate and permitted by law, take all necessary steps to facilitate the closure of the Department of Education and return authority over education to the States and local communities . . .” On May 22, 2025, a U.S. District Court preliminarily enjoined the Department of Education from carrying out the reduction in force and the executive order, and on June 6, 2025, the government asked the U.S. Supreme Court for a stay of the injunction, which the Supreme Court granted on July 14, 2025. That litigation remains ongoing. The reductions in the Department of Education workforce, plans for closure of the

Department of Education, and other future changes in federal laws and regulations and the interpretation and implementation of such laws and regulations, could affect us in substantial and unpredictable ways. We cannot predict what additional actions the new administration will take with respect to the operations of the Department of Education or the response of the staff of the Department of Education to any such actions; the extent to which the new administration and Congress, or any future administration or Congress, will act to change or eliminate or implement new statutes, regulations, standards, policies, and practices; the form that new statutes, regulations, standards, policies, or practices may take or the extent to which those statutes, regulations, practices or policies may impact us or federal funds disbursed to schools through federal financial aid programs; or whether any challenges to actions taken by the new administration will be successful. Significant changes to the Department of Education or to federal regulation of higher education could have a material adverse impact on our enrollment, revenue, results of operations, and financial condition. In addition, we expect our regulatory and compliance costs to continue to increase for the foreseeable future, which will adversely affect our financial performance.

Additionally, levels of U.S. federal government spending are difficult to predict. Considerable uncertainty exists regarding the spending priorities of the new U.S. presidential administration and Congress and how future budget and program decisions will unfold, including the extent to which future spending reductions may impact us and our industry generally. Pressures on and uncertainty surrounding the U.S. federal government’s budget, and potential changes in budgetary priorities, could adversely affect the funding of federal programs providing financial assistance to our students, which could in turn adversely affect our business, financial condition and operating results.

Our unauthorized release of, or failure to secure, confidential information could subject us to civil penalties or cause us to lose our eligibility to participate in Title IV programs.

As an educational institution participating in federal student assistance programs, we collect and retain certain confidential and personal information, including financial information regarding enrollees or their sponsors. Such information may be subject to federal and state privacy and data security rules, including the Family Educational Rights and Privacy Act, the Health Insurance Portability and Accountability Act, the Gramm Leach Bliley Act, and the Fair and Accurate Credit Transactions Act. The Department of Education, which is one of multiple governmental agencies with oversight authority in regard to confidential and personal information, has in recent years stated that it is exercising, and will continue to exercise, heightened scrutiny in regard to the protection of confidential and personal information by Title IV-participating institutions. Our release or failure to secure confidential information or other non-compliance with these rules would likely constitute non-compliance with our obligations under our PPA with the Department of Education and under federal and state privacy and data security rules, and could subject us to fines, loss of our capacity to conduct electronic commerce, and loss of eligibility to participate in Title IV programs, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our reputation and our stock price may be negatively affected by the actions of other postsecondary educational institutions.

In recent years, the Department of Education, the United States Department of Justice, the SEC, the FTC, state attorneys general, and state governmental agencies, among others, have initiated regulatory proceedings and litigation against various postsecondary educational institutions, including the University, relating to, among other allegations, deceptive trade practices, false claims against the government, and non-compliance with Department of Education requirements, state education laws, and state consumer protection laws. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Federal Trade Commission Investigation” and “—Attorney General Investigations.” These actions have attracted adverse media coverage and have been the subject of legislative hearings and regulatory actions at both the federal and state levels, focusing not only on the individual schools but in some cases on the larger for-profit postsecondary education sector as a whole. Adverse media coverage regarding other for-profit education companies or other educational institutions could damage our reputation, result in lower enrollments, revenue, and operating profit, and have a negative impact on our stock price. Such coverage could also result in increased scrutiny and regulation by the Department of Education, Congress, accrediting commissions, state legislatures, state attorneys general, or other governmental authorities of all educational institutions, including us.

Risks Related to Our Business

We face intense and increasing competition in the post-secondary education market, which could decrease our market share and create pricing pressures.

The post-secondary education market is highly competitive. We compete for students with traditional public and private degree-granting institutionally accredited colleges and universities, other proprietary degree-granting institutionally accredited schools and other alternatives to higher education. We also compete with various emerging non-traditional, credit-bearing and noncredit-bearing education programs, offered by both proprietary and not-for-profit providers. Some of our competitors have greater financial and non-financial resources than we have and are able to offer programs similar to ours at a lower tuition level for a variety of reasons, including the availability of direct and indirect government subsidies, government and foundation grants, large endowments, tax-deductible contributions and other financial resources not available to proprietary institutions, or by providing fewer student services or larger class sizes. In addition, a significant and increasing number of traditional four-year and community colleges, which are subject to fewer regulatory constraints, offer distance learning and other online education programs, including programs that are offered wholly online and geared towards the needs of working adults. As the proportion of traditional colleges and universities providing alternative learning modalities increases, we will face increased competition from these institutions, including those with highly regarded reputations, the degrees from which are perceived as more valuable in the workplace. We may also face increased competition in maintaining and developing new corporate and other engagements with employers, particularly as employers become more selective as to which online universities they will encourage or offer scholarships to their employees to attend and as to the online universities from which they will hire prospective employees. We may limit tuition increases or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. If we cannot effectively respond to competitors, however, it could reduce our enrollment. We cannot be sure that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not adversely affect our market share, revenue and operating margin.

A decline in the overall growth of enrollment in post-secondary institutions, or in the number of students seeking degrees online, could lead to lower enrollment, which could negatively impact our future growth.

Based on industry analyses, enrollment growth in degree-granting, post-secondary institutions is slowing and the number of high school graduates that are eligible to enroll in degree-granting, post-secondary institutions is expected to continue to decrease over the next few years. In order to maintain current growth rates, we aim to maintain or increase market share in existing markets. Student enrollment at the University, however, is impacted by many factors, including macroeconomic conditions that are beyond our control. For example, during periods when the unemployment rate declines or remains stable, prospective students may have more employment options, leading them to choose to work rather than to pursue post-secondary education. Enrollment may also be impacted by affordability concerns and negative perceptions of the value of a college degree, which can increase prospective students’ reluctance to take on debt, including during periods of higher unemployment, and make it more challenging for us to attract and retain students, as well as demographic trends in family size, job growth in fields unrelated to our core disciplines or other societal factors. Education providers are also introducing new education and operating models focused on reducing costs and time to completion, including competency-based and adaptive learning models, intensive and immersive skills-focused bootcamps, other non-degree programs and career-focused educational pathways, tools and services. The increasing acceptance of these programs and pathways among employers as a means to fulfill the huge demand for IT and business career upskilling may make our degree programs that focus on those fields less attractive to prospective students. In addition, student enrollment may be negatively affected by our reputation and any negative publicity related to us. While we continue to make investments in our business that are designed to improve student experiences, retention and academic outcomes and support the sustainable and responsible growth of the University and our reputation, the success of these initiatives may reduce over time. Our failure to attract new students, or the decisions by prospective students to seek degrees in disciplines that we do not offer or to pursue alternative non-degree competency-based credentials rather than our degree programs, would have an adverse impact on our future growth.

Our financial performance depends on our ability to develop and maintain favorable awareness of the University among, and enroll and retain, students.

We expend significant resources on public engagement and marketing in order to build favorable awareness of the University and the programs we offer. Creating this awareness is critical to our ability to attract prospective students, to convert prospective students to enrolled students in a cost-effective manner, and to retain these enrolled students throughout their programs. Some of the factors that could prevent us from successfully enrolling and retaining students in our programs include:

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structural changes in the marketing landscape, including fundamental changes to internet search (both organic and sponsored), the elimination of third-party “cookies” and the transformation of television, that could result in less efficient student acquisition;

•	changes in the cost or efficacy of our advertising;

•	laws or other regulatory requirements that limit the amount we may spend on advertising;

•	increased competition from schools offering distance learning and other online educational programs;

•	a decrease in the perceived or actual economic benefits that students derive from our programs or education in general;

•	a decrease in or perceived low student pass rates for professional licenses and other examinations necessary for students to work in their chosen fields;

•	regulatory investigations or enforcement proceedings that may damage our or the industry’s reputation;

•	increased regulation of online education, including in states in which we do not have a physical presence;

•	litigation that may damage our or the industry’s reputation;

•	inability to continue to recruit, train and retain quality faculty;

•	student or employer dissatisfaction with the quality of our services and programs;

•	tuition rate reductions by competitors that we are unwilling or unable to match;

•	a decline in the acceptance of online education;

•	disruptions to our information technology systems; and

•	negative social media sentiment.

If one or more of these factors reduces demand for our programs, our enrollment could be negatively affected or our costs associated with each new enrollment could increase, or both, either of which could have a material adverse impact on our business and financial condition.

Our Tuition Price Guarantee program limits our ability to raise additional revenue from current students through tuition increases, and any changes to the Tuition Price Guarantee program could harm our reputation, enrollment numbers, retention rates and overall business and financial performance.

Effective January 2018, the University implemented its Tuition Price Guarantee program. Under this program, a student’s tuition price per course is frozen at the tuition rates in effect at his or her enrollment date, thereby giving each of our students certainty in the price of tuition through the duration of their programs even if rates are subsequently increased for students who enroll at later dates. The net revenue we generate in a given period largely depends on the total number of courses taken by the enrolled student population and the tuition price per course. As a result of the Tuition Price Guarantee, while we can increase tuition rates over time for new students as they enroll, we may not increase the tuition rates we charge to currently enrolled students even if our costs to provide their programs increase over their programs’ duration. Accordingly, our net revenue may be materially lower than the net revenue that could be generated if all enrolled students were subject to normal course tuition increases. In addition, because we heavily promote our Tuition Price Guarantee as a beneficial means of providing students with tuition price certainty, any modification or elimination of this program could adversely affect our reputation among current and prospective students, cause our enrollment and retention to decline, and adversely impact our business and financial performance.

The occurrence of natural or man-made catastrophes could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Natural events, acts of God, epidemics, pandemics or other public health emergencies (such as the COVID-19 pandemic), terrorist attacks and other acts of violence, cyber-terrorism or other catastrophes could result in significant worker absenteeism, increased student attrition rates, voluntary or mandatory closure of facilities, our inability to meet dynamic employee health and safety requirements, and other disruptions to our business. In addition, these events could adversely affect, and, in the case of the COVID-19 pandemic, did adversely affect, global economies, market conditions and business operations across industries worldwide, including our industry. Any of these events, their consequences or the costs related to mitigation or remediation could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to adapt to changing market needs or new technologies, our business may be adversely affected.

The nature of the skills required by employers can evolve rapidly in today’s changing economic and technological environment and our educational programs must evolve in response to these changes. While we have invested significant resources to develop and implement features that enhance the online classroom experience, such as delivering course content through streaming video, simulations, and other interactive enhancements, our existing and new programs may not meet the needs of current or prospective students or the employers of our graduates. Even if we can develop acceptable new programs that meet current market demands, we may not be able to offer those new programs as quickly as required by prospective employers or as quickly as our competitors can do so. In addition, we may be unable to obtain, or timely obtain, specialized accreditations or licenses that may make certain programs desirable to students. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, unusually rapid technological changes, or other factors, our ability to attract and retain students could be impaired, the rates at which our graduates obtain jobs involving their fields of study could suffer, and our business and financial condition could be adversely affected.

Establishing new academic programs or modifying existing programs requires us to make investments, incur marketing expenses and reallocate other resources. We may have limited experience with the courses in new areas and may need to modify our systems and strategy or enter into arrangements with other educational institutions to provide new programs effectively and profitably. If we are unable to offer new programs in a cost-effective manner or are otherwise unable to effectively manage the operations of newly established academic programs, our business, financial condition and results of operations could be adversely affected.

Our strategy is to focus on positive student outcomes and the long-term success of students rather than short-term interests of our stockholders, which may negatively influence financial performance.

We may take actions that we believe will have a positive impact on student outcomes and the long-term success of students, even if these actions may not maximize our short-term or medium-term financial results for investors. We believe this focus on student outcomes and success will benefit the University in the long-term. However, these anticipated long-term benefits may be slow to materialize or may not materialize at all. Our student-centric approach may have an adverse impact on our operational and financial performance and negatively impact our stock price.

If we do not maintain existing, and develop additional, B2B relationships with employers, our business may be impaired.

We currently have relationships with large employers to provide their employees with the opportunity to obtain degrees and professional development certificates through us while continuing their employment. These relationships are an important part of our strategy, as they provide us with potential working adult students for particular programs and also increase our reputation among high-profile employers. In addition, degree-granting programs in which employers directly pay tuition have a beneficial impact on our 90/10 Rule percentage calculation by reducing the proportion of our cash basis revenue attributable to Title IV program funds. If, for whatever reason, we are unable to further grow our existing relationships or develop new relationships, if our existing relationships deteriorate or end, or if we fail to offer programs that teach skills demanded by employers, our efforts to attract potential working adult students may be impaired, which could materially and adversely affect our business and financial condition and our compliance with applicable regulations.

If we cannot attract or retain a qualified senior management team, our business could be adversely affected.

Our success to date has largely depended on, and our future performance will continue to depend on, the skills, efforts, and motivation of our senior management team, who generally have significant experience with our business and the education industry. Our future success also depends on our continued ability to attract and retain qualified personnel. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could adversely affect our business results.

To effectively educate our students, we must continue to attract and retain qualified faculty members.

We employ approximately 2,300 faculty members, of which the majority are adjunct, part-time faculty. In order to effectively educate our students, we must retain a large number of faculty on an ongoing basis and keep our faculty engaged and focused on the mission of delivering quality education. If we fail to attract and retain sufficient numbers of qualified faculty members, fail to adequately train new faculty members, or allow our relations with faculty members to deteriorate, our ability to serve our students would be impaired, and we may be required to reduce the scope or number of the classes available to our students, any of which could have a material adverse impact our business.

If we are unable to successfully conclude pending litigation and governmental inquiries, our business and financial condition could be adversely affected.

In the ordinary conduct of our business, we are periodically subject to lawsuits, demands in arbitrations, investigations, regulatory proceedings or other claims, including, but not limited to, claims involving current and former students, routine employment matters, business disputes and regulatory demands. See “Business—Legal Proceedings” for further discussion of certain pending matters. These matters may cause us to incur substantial damages or settlement costs in excess of our insurance coverage related to these matters or to pay substantial fines or penalties, and they also may require significant time and attention from our management or cause reputational harm, all of which may cause our business to suffer. In addition, an adverse outcome in any of these matters could also materially and adversely affect our licenses, accreditations and eligibility to participate in Title IV programs.

Our business may be adversely affected if we are unable to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights.

Our success depends in part on our ability to protect our intellectual property and proprietary rights, which are an essential asset of our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar educational programs and services, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition and results of operations. We rely on a combination of intellectual property rights, such as copyrights, trademarks, trade secrets (including know-how), patents and domain names, in addition to employee and third-party confidentiality agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our curricula and other course materials, technology, proprietary information, processes and other assets. For example, we rely on trademarks to protect our rights to various marks and logos associated with our products and services. If our trademarks are not adequately protected, then we may not be able to build and maintain name recognition in our markets of interest and our business may be adversely affected. We also rely on agreements under which we contract to own, or license rights to use, intellectual property developed by faculty members, content experts and other third parties. We cannot be sure that these measures are adequate, that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or claim rights to, or that third parties will not terminate our license rights. For example, we cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Even if we are able to obtain intellectual property rights, we cannot be sure that such rights will permit us to take advantage of current market trends or otherwise provide competitive advantages. Furthermore, intellectual property laws and our procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete.

Our intellectual property rights and the enforcement or defense of such rights may be affected by developments or uncertainty in laws and regulations relating to intellectual property rights. Moreover, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, may not favor the enforcement of trademarks, copyrights, trade secrets and other intellectual property protections, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property or marketing of competing products in violation of our intellectual property rights generally.

Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, duplicate or copy our intellectual property rights, including proprietary aspects of our student recruitment and engagement strategies, educational delivery methods and systems, curricula and online resource material. Furthermore, our efforts to protect these rights may be insufficient or ineffective. The result is that any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. In addition, there can be no assurance that our intellectual property rights will be sufficient to protect against others offering educational programs, services or technologies that are substantially similar or superior to ours and that compete with our business.

Our efforts to protect our intellectual property may require use of funds in litigation to seek to protect our proprietary rights against any infringement, misappropriation or other violation, which could have a material adverse effect on our business and financial condition.

We also rely upon unregistered proprietary information in the operation of our business. For example, we rely on trade secrets to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. While it is our policy to enter into confidentiality agreements with employees and third parties to protect our proprietary expertise, know-how and trade secrets, and other confidential or proprietary information, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to the same and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our confidential or proprietary information. These agreements also may be limited as to their terms and may not provide an adequate remedy in the event of unauthorized disclosure or use of confidential or proprietary information. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our confidential or proprietary information will be effective. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or other confidential or proprietary information can be difficult, expensive and time-consuming, and the outcome can be unpredictable.

In addition, our trade secrets and other confidential or proprietary information may otherwise become known or be independently developed by our competitors or other third parties. If any of the same were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, which could have a material adverse effect on our business. Furthermore, to the extent that our employees, consultants, contractors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope and validity of our proprietary rights, and the failure of our confidentiality agreements to protect our confidential or proprietary information or trade secrets could result in significantly lower revenue, reduced or eliminated profit margins, or other adverse effects on our business and financial condition.

Litigation may be necessary to protect our trade secrets and otherwise enforce our intellectual property rights. If we decide to take legal action to protect, defend or enforce our intellectual property rights, our efforts may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Any suit or proceeding initiated by us concerning the violation by third parties of our intellectual property rights could result in substantial costs and diversion of our resources and our management’s attention and could have a material adverse effect on our financial condition and results of operations, regardless of the final outcome of such legal action. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit or proceeding is based.

We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. However, the costs associated with enforcing patents, confidentiality agreements or other intellectual property rights may make aggressive enforcement impracticable. We may be unable or unwilling to incur the costs and resources necessary to determine whether third parties are using our intellectual property rights without our authorization. The undetected or unremedied use of our intellectual property rights or the development or acquisition of intellectual property by third parties could reduce or eliminate any competitive advantage we may have as a result of our intellectual property, adversely affecting our business prospects, financial condition and results of operations.

We may become subject to litigation brought by third parties claiming infringement, misappropriation or other violation by us of their intellectual property rights.

Our commercial success depends in part on avoiding infringement, misappropriation or other violations of the intellectual property and proprietary rights of third parties. However, we have in the past been, and may in the future, become party to disputes from time to time over rights and obligations concerning intellectual property held by third parties, and we may not prevail in any such future disputes. For example, third parties may allege that we have infringed upon or not obtained sufficient rights in the technologies used in our financial aid and educational delivery systems, the content of our courses or other educational materials or in our ownership or uses of other intellectual property claimed by that third party. Some third-party intellectual property rights may prove to be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid violating those intellectual property rights.

As we face increasing competition and as a public company, the possibility of intellectual property rights claims against us will grow. Such claims and litigation may involve patent holding companies or other adverse intellectual property rights holders who have no relevant product revenue (often referred to as “non-practicing entities” or “patent trolls”), and, therefore, our own pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding or business methods, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, such third-party intellectual property rights, or that we will not be held or alleged to have done so in the future. We expect that we may receive notices in the future that claim that we or our partners, or clients using our solutions and services, have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows and the functionality of applications amongst competitors overlaps.

Any claim that we have violated the intellectual property or other proprietary rights of third parties, whether such claim is with or without merit, and whether or not it results in litigation, is settled out of court or is determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of management and technical personnel from our business. Our various liability insurance coverages, if any, may not adequately, or at all, cover potential claims of this type. Furthermore, an adverse outcome of a dispute may result in an injunction and could require us to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. Any settlement or adverse judgment resulting from such a claim could (i) require us to enter into a licensing agreement to continue using the technology, content or other intellectual property that is the subject of the claim; (ii) restrict or prohibit our use of such technology, content or other intellectual property; (iii) require us to expend significant resources to alter the design and operation of our systems and technology or the content of our courses; and/or (iv) require us to indemnify third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms desirable to us, or at all, and may require significant royalty payments and other expenditures. We may also be required to develop alternative non-infringing technology, content or other intellectual property, which could require significant time and expense. There also can be no assurance that we would be able to develop or license suitable alternative technology, content or other intellectual property to permit us to continue offering the affected technology, content, products or services to our partners. If we cannot develop or license technology, content or other intellectual property for any allegedly infringing aspect of our business, we would be forced to limit our educational programs and/or other products and services and may be unable to compete effectively. Any of these events could have a material adverse effect on our business and financial condition.

System disruptions to our computer networks, phone systems, digital platforms or infrastructure could have a material adverse effect on our business.

We rely upon our own and third-party service providers’ information technology (“IT”) systems and infrastructure to operate our business. The performance and reliability of the computer networks, phone systems, digital platforms and infrastructure at our campus, and our online programs, is critical to our operations, reputation and ability to attract and retain students. As with any complex technology ecosystem, we experience intermittent outages of the IT systems used by our students and by our employees, including system-wide outages. We also may experience business interruptions and outages resulting from natural disasters, inclement weather, climate change, transit disruptions, political disruptions, or other events in one or more of the geographic areas in which our systems are located. If we fail to effectively assess and identify cybersecurity risks associated with the use of technology in our business operations, we may become increasingly vulnerable to such risks. Our Tier 1 and 2 critical systems are covered by validated disaster recovery service and protected by a formal disaster recovery plan. We also maintain a robust backup and recovery infrastructure to allow timely recovery from catastrophic failure for systems not covered by a formal disaster recovery plan. Our high priority applications (non-SaaS) are currently hosted in Amazon Web Services (“AWS”) with the exception of our communications platform which is hosted in a virtual private cloud by Expedient. The communications platform is currently migrating to a Software as a Service (“SaaS”) cloud platform, which we expect to complete by the end of calendar year 2025. AWS is a cloud infrastructure provider (rather than a data center). While extremely rare, a multi-region AWS outage could impact the availability of critical systems. An event such as this may require service restoration activities that could take up to several weeks to complete. In addition, high-profile incidents involving third-party service providers that have caused widespread disruptions to their customers’ operations, such as the Microsoft Windows outage caused by a flawed CrowdStrike software update in July 2024, have occurred. We cannot guarantee that the systems of our third-party service providers have not been, or will not be, compromised or that errors by our third-party service providers will not cause similar disruptions or outages to our operations.

As part of our technology infrastructure and systems upgrade and our reduction of expenses, we have upgraded or are in the process of upgrading a substantial portion of our key IT systems, including migrating our learning management system, our student relationship platform, and our student financial aid and corporate website to cloud-hosted, SaaS providers. We have also recently migrated our entire technology footprint to a hybrid cloud and, in the process, shut down the last remaining University data center. As a result, the total server count reduced from over 11,000 to roughly 1,300. While this has reduced overall environmental cost and complexity, there are still key systems that must be upgraded from outdated software versions over the next twelve months. Additionally, the continued operation of key SaaS platforms is dependent upon each vendor’s ability to meet contractual service level agreements for availability and performance. We cannot be sure that the IT systems and infrastructure on which we depend, including those of third parties, will continue to meet our current and future business needs or adequately safeguard our operations. Our failure to complete or a delay in the migration of our IT systems may result in our failure to reduce or a delay in reducing our technology expenses. Such a failure or delay may adversely affect our business operations and our financial performance.

Significant disruption in SaaS vendor platforms could make significant portions of our operations unavailable without suitable workarounds. Any disruption in our IT systems could significantly impact our operations and reputation, reduce student and prospective student confidence in our educational institution, adversely affect our compliance with applicable regulations and accrediting body standards, and have a material adverse effect on our business and financial condition. Although we vet the capabilities of current and future suppliers and maintain insurance for some types of these disruptions, there is no assurance that insurance proceeds would be adequate or available to compensate us for damages sustained due to these disruptions.

Our collection, use, retention, and processing of personal information makes us a target for security incidents, increasing the risks of personal data breaches, which can impact our business and result in reporting, notice and regulatory obligations.

Our collection, use, retention, and other processing of personal information—both in our capacity as a data controller as well as a data processor in our role as a service provider—makes us and the systems or vendors we rely upon a target for cyber-attacks, which could harm our business. We collect, use, retain, and otherwise process large amounts of personal and sensitive information regarding our applicants, students, faculty and employees, including social security numbers, tax return information, personal and family financial data, biometric information, health data and payment card information and we and our service providers rely on technology licensed from, or otherwise provided by, third parties to process and store this information. Much of this personal information is held and managed by third-party vendors, and as a result, we are vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from system failures and cybersecurity incidents of our third-party vendors, and the technology and services they rely on to provide services to us. We also face risks of the acts and omissions of such third parties as they relate to data privacy and security. Any failure by such third parties to prevent or mitigate security incidents presents risk of operational disruptions and/or legal risk to us under applicable data protection laws and regulations, each of which could have a material adverse effect on our business and reputation.

In instances where personal information is held or managed by us, we use technical, administrative, and physical controls to help limit access and use of personal information. However, a threat actor may be able to circumvent those controls, which could result in a security incident or data breach. In addition, our or a third party’s errors in the collection, use, retention, or other processing of personal information could result in a security incident or violation of applicable data protection laws or regulations. A security incident or data breach may require us to shut down relevant systems, terminate vendor relationships, undertake additional remediation measures that may interfere with our business operations and result in IT unavailability and downtime and may result in legal liability. In the event the security incident or data breach involves personal information that is held by us or our vendors, it could have additional material adverse effects on our operations. A security incident or data breach may also result in liability under state, federal and international data privacy laws and statutes, data breach and reporting laws, negative publicity, and legal actions by state attorneys general and private litigants, including class actions, any of which could have a material adverse effect on our reputation and business and financial condition.

Many statutory requirements, both in the United States and abroad, include obligations for companies to notify individuals of data breaches involving certain personal information, which could result from security incidents experienced by us or our third-party service providers. There are federal laws and separate laws in each of the 50 states and the District of Columbia and foreign jurisdictions that may require companies to provide notice to consumers whose personal information has been impacted as a result of a data breach or notice to governmental agencies. These laws are not consistent, and an analysis of the impacted data and individuals is required in order to determine such obligations. Moreover, state data breach notification laws may be amended from time to time, requiring attention to changing regulatory requirements as part of the analysis. Complying with these laws following a security incident may require costly forensics and investigations, in addition to their impact on our business operations.

Given that we rely on a number of third-party vendors for our IT and related infrastructures, the details of our vendor contracts largely determine whether a security incident caused by our vendor results in a breach of our contract and the remedies available to us in such instances. Any contractual protections we may have in place for our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

Where we are a data processor or service provider, we also may have contractual obligations in the event of a security incident or data breach and may be contractually required to notify customers or counterparties of such incident or breach and pay for or reimburse a third party for costs associated with such incident or breach, even if we are not legally required to do so. As a result, security incidents and data breaches present legal risks under applicable laws, as well as contractual risks under our existing and future contracts. These obligations are time sensitive, and contractual obligations may vary between contracts. Compliance with these contracts requires contract management, including our understanding of our various obligations under such contracts and the ability to undertake those obligations pursuant to the applicable terms.

We are subject to rapidly changing laws and regulations relating to privacy and data security. Failure to comply with such laws and regulations could lead to government enforcement actions (including civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our business.

Many U.S. states have now passed comprehensive consumer privacy laws resulting in a patchwork of privacy legislation that heightens the costs of compliance, the risks of noncompliance, and the potential for enforcement actions by individual state attorneys general against the University. Federal and state laws or regulations also impose data security requirements in connection with our processing of personal information. Moreover, the Department of Education has issued regulations governing the collection and disclosure of student data. Our collection, use, storage, disclosure, retention, and other processing of personal information subjects us to a variety of laws and regulations, in the United States. Our legal exposure under data protection laws may expand as a result of new data protection laws and regulations or as a result of our ongoing growth. Such applicability could impact our internal business operations and data practices, and could limit the way we collect, use, retain, and otherwise process personal information, which could impact our business, including how we market and provide our products and services. Our business may be subject to laws regulating the use of marketing activities by telephone, email, mobile devices and the internet, including the CAN-SPAM Act of 2003 and the Telephone Consumer Protection Act of 1991. Compliance with these and the evolving privacy and data security requirements, such as developing and maintaining a robust privacy program, is rigorous and time-intensive and may increase our cost of doing business. In addition, we have in the past, and may in the future, be subject to litigation under state and federal privacy and data security laws and statutes by federal or state authorities and private litigants, including class actions, any of which could have a material adverse effect on our business. See Note 12 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

We also make public statements about our collection, use, and disclosure of personal information through our privacy policy and in other public facing policies or statements. Although we endeavor to ensure that these public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such policies or statements are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our data privacy and security practices (even if unfounded), or any failure, real or perceived, by us to comply with our posted privacy policies or with any other legal or regulatory requirements, standards or other privacy or consumer protection-related laws and regulations applicable to us, could harm our business.

The types of data that we collect and process are generally higher risk and/or sensitive, which comes with higher regulatory scrutiny and makes us a bigger target for malicious cyber threats.

The nature of our business requires us to collect and process financial data, social security numbers, and other types of sensitive or higher risk personal data. Such data is the focus of rapidly evolving data protection laws and regulations. This data is also subject to higher regulatory scrutiny. Data security incidents and/or breaches of such data can result in regulatory investigations and legal liability.

In addition, we (or our third-party vendors on our behalf) may process biometric data, including in connection with our efforts to prevent fraud and abuse. The collection, use, retention, and other processing of biometric data is subject to a complex and evolving regulatory landscape, including various state biometric privacy laws. In addition, a number of state data protection laws treat biometric information as sensitive personal information, bringing biometric information into their purview. Failure to comply with these regulations, or any future laws governing the use of biometric data, could result in significant liabilities, including fines, penalties, and class-action litigation. Additionally, any security breach or misuse of biometric data could harm our reputation, erode customer trust, and lead to substantial financial and operational impacts.

Public concerns about data privacy, particularly related to biometric information, may also result in fewer applicants for our programs or increased pressure to modify our online processes, potentially increasing our costs and reducing our competitiveness. If we are unable to effectively manage these risks, our business, financial condition, and results of operations could be adversely affected.

We face risks of cyber and other data security incidents, which can impact our business, result in harm to our operations, and require costly remediation measures.

We face an ever-increasing number of cybersecurity threats from a broad range of threat actors. These threats can result in security incidents, including physical break-ins, hacking, and data breaches, each of which may be caused by intentional or unintentional actions by our employees, contractors, consultants, students, or other third parties, including cyber-attacks by malicious threat actors. Security incidents may take the form of unauthorized activity and access, phishing or spoofing, malicious penetration, system viruses, malicious code, malware, ransomware, denial of service attacks and other organized cyber-attacks that seek to exploit vulnerabilities, affect service reliability and threaten the confidentiality, integrity, and availability of information. We have in the past, and may in the future, be subject to such cyber-security incidents. Incidents may occur as a single instance, or a threat actor can act on multiple occasions over an extended period of time without detection. The motivations of threat actors may vary, but security incidents that compromise our IT systems, including the information contained in such systems, can cause interruptions, unavailability, inaccessibility, delays or operational malfunctions, which in turn could have an adverse effect on our revenue, profitability, reputation and liquidity. Security incidents may also require costly remediation measures and result in regulatory investigations and legal liability, whether via regulatory actions or lawsuits.

The risk of a security incident, particularly through cyber-attacks or intrusions, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. Our size and the amount and sensitivity of personal data that we collect or otherwise process makes us a prominent target for cyber-attacks within the education industry.

In addition, the increased use of mobile devices by our employees and students, including personal mobile devices which use we cannot always control, increases the risk of IT threats and vulnerabilities, such as those involving unsecure networks, as well as unintentional disclosure of personal information, such as through the theft of a mobile device, which can lead to a security incident and/or data breach.

A security incident may impact confidential, proprietary, or sensitive business information, or otherwise rise to the level of a data breach, which can risk business value or otherwise carry burdensome, time-sensitive, and costly obligations, including notification, reporting, and regulatory obligations, particularly if the data involved is personal data regulated by one or more laws or regulations. An incident or data breach could result in the theft, access, or destruction of personal information, sensitive information, intellectual property, data, or other misappropriation of assets, or otherwise compromise our confidential or proprietary information. Because techniques used by threat actors change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

We have devoted, and will continue to devote, resources to the security of our IT systems as well as physical security measures to reduce the risk of a security incident or data breach; however, our IT systems may still be vulnerable as there can be no assurance that these measures and efforts will prevent future incidents. In addition, our ability to control the internal security measures implemented by our vendors is necessarily limited by our inability to directly control those measures. We maintain a vendor management process to review the security measures undertaken by our vendors to help try and manage such risk. Nonetheless, we cannot directly control, or always have reliable insight into, our vendors’ security measures.

We maintain cybersecurity insurance for these types of events to help protect against the potential monetary and financial adverse impacts of such events, but there is no assurance that insurance proceeds will be adequate or available to compensate or reimburse us for damages sustained due to these events.

Our use of artificial intelligence may subject us to increased compliance obligations and legal risk.

We use and are working to further incorporate artificial intelligence (“AI”) technologies into our operations to increase efficiencies. We expect our use of AI to help grow our business and benefit our students, but it is not certain that we will realize our desired or anticipated benefits. The presence of AI increases our legal risk due to the increasing scope of AI regulation in various jurisdictions as AI regulation is a top focus of regulators in the US and abroad. Compliance with these AI regulations increases our cost of compliance and may result in legal exposure in the event of noncompliance. Additionally, our development, training and use of AI may require additional investments and/or increase the cost of our offerings, which could impact our financial condition. Furthermore, the use of AI may result in incidents that compromise the confidentiality of data (including personal data). Any such incidents related to our use of AI could harm our business, financial condition and reputation. AI also raises ethical issues and, if our use of AI becomes controversial, we may be subjected to brand or reputational harm.

The complexity of many AI models makes it challenging to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of AI models, reducing erroneous output, eliminating bias and complying with regulations that require documentation or explanation of the basis on which decisions are made.

In addition, as AI becomes increasingly prevalent in our operations, we will have increased risk of disputes over the ownership or use of AI-generated content, as well as the risk of inadvertently infringing on third-party intellectual property rights. The intellectual property landscape for AI is evolving, and new laws, regulations, or interpretations may create further uncertainty or increase the likelihood of such claims. If such claims arise, they could result in costly litigation, licensing fees, or limitations on our ability to use certain AI technologies, any of which could adversely affect our business, financial condition, and results of operations. Furthermore, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, or infringe third-party intellectual property rights, we may be subject to private lawsuits, regulatory scrutiny, or reputational harm, and our business and financial condition may be adversely affected.

We rely on third-party vendors whose service may be of lower quality than ours, whose responsiveness may be less timely than ours, and whose compliance practices may increase our operational and compliance risk.

We rely on third-party vendors to provide certain services to our students primarily related to IT services, our learning management system, and financial aid processing, and expect to rely more heavily on such vendors, particularly through cloud computing services, in the future. In particular, we contract with certain third-party vendors for student software systems and services related to the administration of portions of our Title IV and financing programs. Failure of such vendors to comply with applicable regulations could have a material adverse effect on our institution, including fines and the loss of eligibility to participate in Title IV programs, which could have a material adverse effect on our enrollment, revenue, and results of operations and cash flows and result in the imposition of significant restrictions on us and our ability to operate. If any such third-party vendors discontinues providing its services to us, we may not be able to replace such third-party vendor in a timely, cost-efficient, or effective manner, or at all, and we could lose our ability to comply with collection, lending, and Title IV requirements, which could have a material adverse effect on our enrollment, revenue, and results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

In addition, while we monitor and assess vendor services, it is possible that the quality of the services we receive and the timeliness of vendor responses may not meet our students’ expectations or the level of service that we would otherwise provide. Using third-party vendors creates compliance risk that vendors may not adequately protect personal information, or may not comply with applicable federal or state regulations. Further, transitioning from vendors or from in-house processes to new providers or from third-party vendors to in-house processes, involves inherent risks, including the risk of significant disruption of integral processes or the decrease in quality of service as compared to those of the prior provider. In the event third-party vendors fail to provide services, lack adequate business continuity planning, or fail to provide necessary implementation or transition services, our financial condition and results of operations could be adversely affected.

We may incur liability for the unauthorized duplication, distribution or other use of materials posted online.

In some instances, our employees, including faculty members, or our students may stream, file share, download or otherwise make unauthorized use of third-party content using our computer networks and/or post various articles or other third-party content online in class discussion boards or in other venues including social networks. While we have policies in place to prevent such unauthorized uses, we cannot guarantee that our employees and students will comply with such policies. The laws governing our obligations with regard to third-party materials are often fact-specific and must be evaluated on a case-by-case basis, which makes it challenging to adopt, implement and/or apply a “one-size fits all” approach with our policies and processes covering these practices. As a result, we could incur liability to third parties for the unauthorized duplication, distribution or other use of these materials. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Liability insurance policies may not cover potential claims of this type adequately or at all, and we may be required to alter or cease our uses of such material, which may include changing or removing content from our courses, or paying monetary damages, which could have a material adverse effect on our business and financial condition.

We may have unanticipated tax liabilities that could adversely impact our results of operations and financial condition.

We are subject to multiple types of taxes in the United States, and the associated laws are complex and subject to different interpretations. The determination of our provision for income taxes and other tax accruals involves various judgments, and therefore the ultimate tax determination is subject to uncertainty. Our future effective tax rates could be subject to volatility or be adversely affected by a number of factors, including changes in the valuation of our deferred taxes, changes in tax laws or regulations, and revised interpretations of existing laws or accounting principles. Such changes may adversely affect our future reported financial results, may impact the way in which we conduct our business, or may increase the risk of audit by the Internal Revenue Service (“IRS”) or other tax authorities.

Our U.S. federal income tax return for fiscal year 2023 is currently under review by the IRS and fiscal years 2022 and 2024 are currently open for review. Additionally, tax years as early as fiscal year 2019 remain subject to examination by state or local tax authorities.

Although we believe our tax accruals are reasonable, the final determination of tax returns under review or returns that may be reviewed in the future and any related litigation could result in tax liabilities that materially differ from our historical income tax provisions and accruals.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may fluctuate significantly and purchasers of our common stock could incur substantial losses.

After this offering, the market price for our common stock may be volatile. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock, as you may not be able to resell your shares at or above the initial public offering price or at all. The following factors could affect our stock price:

•	our operating and financial performance and prospects;

•

quarterly variations in the rate of growth (if any) of our financial or operational indicators, such as earnings per share, net income, net income margin, net revenue, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Average Total Degreed Enrollment;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	results of operations that vary from those of our competitors or other strategic actions by our competitors;

•	changes in operating performance and the stock market valuations of other companies;

•	announcements related to litigation and governmental inquiries or investigations, and reputational harm related thereto;

•

changes in the political, legislative, regulatory, and public policy outlook or associated enactments that are adverse to the University or to the eligibility of proprietary schools to participate in federal student aid programs;

•	our failure to meet revenue or earnings estimates made by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	sales of our common stock by us or our stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations, or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general economic and market conditions or trends in our industry or the economy as a whole;

•	domestic and international economic, legal and regulatory factors unrelated to our performance;

•	material weakness in our internal control over financial reporting; and

•	the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

Furthermore, the stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock are low. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and harm our business, financial condition and results of operations.

We are an “emerging growth company” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies.” These exemptions include, but are not limited to: not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, not being required to communicate critical audit matters in the auditor’s report, permission to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including in this prospectus, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding stockholder advisory vote on executive compensation (e.g., “say-on-pay” and “say-on-frequency”) and any golden parachute payments not previously approved. In addition, under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. While we have elected to avail ourselves of this exemption, we are permitted and may elect to early adopt certain new or revised accounting standards for which the respective standard allows for early adoption. For as long as we take advantage of the reduced reporting obligations, the information that we provide stockholders may be different from information provided by other similarly situated public companies.

We will be an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue equals or exceeds $1.235 billion; (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, with the market value of our common stock that is held by non-affiliates equal to at least $700 million as of the last business day of our most recently completed second fiscal quarter; (iii) the last day of our fiscal year following the fifth anniversary of the date of this offering; and (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock, our stock price may decline or become more volatile and it may be difficult for us to raise additional capital if and when we need it.

We will incur significant costs and devote substantial management time as a result of operating as a public company, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. For example, we will be required to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act and the Dodd-Frank Act, heightened auditing standards, and the rules and regulations implemented by the SEC and the NYSE, our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. The rules governing management’s assessment of our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, the increased legal and regulatory obligations as a public company could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, and it could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. In addition, we expect that our management and other personnel will need to divert their attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act. In that regard, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

After we are no longer an “emerging growth company,” and can no longer take advantage of the reporting exemptions available to “emerging growth companies” as discussed above, we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing and materiality of such costs.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and financial condition and the trading price of our common stock.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act. As a public company, we will be subject to significant requirements for enhanced financial reporting and internal controls. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environment, and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to 404(a) of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.

Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the JOBS Act, which at the latest would be the end of the fiscal year following the fifth anniversary of this offering. At such time, our internal control over financial reporting may be insufficiently documented, designed or operating, which may cause our independent registered public accounting firm to issue a report that is adverse. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation, which could have a negative effect on the trading price of our stock.

Furthermore, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material adverse effect on our business, results of operations and financial condition.

We continue to be controlled by the Apollo Stockholder, and Apollo’s interests may conflict with our interests and the interests of other stockholders.

Following this offering, the Apollo Stockholder will beneficially own approximately     % of the voting power of our outstanding common equity (or approximately     % if the underwriters exercise their option to purchase additional shares in full). So long as we remain a “controlled company,” the Apollo Stockholder will have the ability to control matters requiring approval by our stockholders, including the election of directors, amendments to our certificate of incorporation and major corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets and issuance of additional debt or equity. The interests of Apollo and its affiliates, including the Apollo Stockholder, could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by the Apollo Stockholder could delay, defer, or prevent a change in control of our company or impede a merger, takeover, or other business combination that may otherwise be favorable for us. Furthermore, the concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock. Apollo and its affiliates, including the Apollo Stockholder, may also have an interest in pursuing acquisitions, divestitures, and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you. Additionally, Apollo and its affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in or provide advice to businesses that compete directly or indirectly with us, or are suppliers or customers of ours. Apollo and its affiliates may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor. So long as the Apollo Stockholder continues to directly or indirectly beneficially own a significant amount of our equity, even if such amount is less than 50%, the Apollo Stockholder will continue to be able to substantially influence or effectively control our decisions, including our ability to enter into corporate transactions.

The Apollo Stockholder also has a right to nominate a number of directors comprising a percentage of our board of directors in accordance with its beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number), which currently represents at least a majority of our board of directors. These directors have fiduciary duties to us and, in addition, may have similar duties to the Apollo Stockholder and its affiliates. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and the Apollo Stockholder, whose interests may be adverse to ours in some circumstances. See “Management—Board Composition” and “Certain relationships and related party transactions—Stockholders Agreement” for more information.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following this offering, the Apollo Stockholder will beneficially own approximately   % of the voting power of our outstanding common stock (or approximately   % if the underwriters exercise their option to purchase additional shares in full) and, as a result, we will be a controlled company within the meaning of the NYSE corporate governance standards. The Apollo Stockholder will have effective control over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, the amendment of our governing documents and the entry into significant corporate transactions. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain stock exchange corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of “independent directors” as defined under the rules of the NYSE;

•	the nominating and corporate governance committee be composed entirely of independent directors;

•	the compensation committee be composed entirely of independent directors; and

•	there be an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

We intend to utilize some or all of these exemptions as long as we remain a controlled company. As a result, our board of directors may not have a majority of independent directors, and our nominating and corporate governance and compensation functions may not be decided solely by independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.

Provisions of our certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	providing that our board of directors will be divided into three classes, with each class of directors serving staggered three-year terms;

•	prohibiting cumulative voting in the election of directors;

•

providing for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Stockholder;

•

empowering only the board of directors to fill any vacancy on our board of directors (other than in respect of an Apollo Board Nominee (as defined below) or a Vistria Board Nominee (as defined below)), whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•

prohibiting stockholders from acting by written consent if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Stockholder;

•

to the extent permitted by law, prohibiting stockholders from calling a special meeting of stockholders if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Stockholder; and

•

establishing advance notice requirements for nominations for election to our board of directors (other than in respect of an Apollo Board Nominee or a Vistria Board Nominee) or for proposing matters that can be acted on by stockholders at stockholder meetings.

Additionally, our certificate of incorporation will provide that we are not governed by Section 203 of the Delaware General Corporation Law (the “DGCL”), which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations. However, our certificate of incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder, but such restrictions shall not apply to any business combination between Apollo and any affiliate thereof, Vistria and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other, or certain other situations as described elsewhere in this prospectus “Description of Capital Stock—Certain Corporate Anti-takeover Provisions—Delaware Takeover Statute.”

Furthermore, any issuance by us of preferred stock could delay or prevent a change in control of us. Our board of directors will have the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices, and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

In addition, as long as the Apollo Stockholder beneficially owns a majority of the voting power of our outstanding common stock, the Apollo Stockholder will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and certain corporate transactions. Our Stockholders Agreement will also require the approval of Apollo and its affiliates, including the Apollo Stockholder, for certain important matters, including certain acquisitions and dispositions outside the ordinary course of business, certain issuances of equity securities and incurrence of debt, and mergers, consolidations and transfers of all or substantially all of our assets, until the first time that Apollo and its affiliates, including the Apollo Stockholder, cease to beneficially own at least 33% of our common stock. See “Description of Capital Stock—Certain Corporate Anti-takeover Provisions—Certain Matters that Require Consent of Our Stockholders.”

Together, the provisions in our certificate of incorporation, bylaws and the Stockholders Agreement and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by the Apollo Stockholder and its right to nominate a specified number of directors in certain circumstances, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Certain Corporate Anti-takeover Provisions.”

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum (or if such court does not have jurisdiction, another state or the federal court (as appropriate) located within the State of Delaware) for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws; or (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine. However, the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or to any claim for which the federal district courts of the United States have exclusive jurisdiction.

Our certificate of incorporation further provides that the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules.

We recognize that the forum selection clause in our certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. However, the enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our certificate of incorporation. Additionally, our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, none of Apollo, Vistria, their affiliated funds, the portfolio companies owned by such funds, any other affiliates of Apollo or Vistria or any of their respective officers, directors, principals, partners, members, managers, employees, agents or other representatives will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. Under our certificate of incorporation, Apollo, Vistria, their affiliated funds, the portfolio companies owned by such funds, any other affiliates of Apollo or Vistria or any of their respective officers, directors, principals, partners, members, managers, employees, agents or other representatives will have the right to invest in, or provide services to, any person that is engaged in the same or similar business activities as us or our affiliates or directly or indirectly competes with us or any of our affiliates. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent, or other representative of Apollo, Vistria or their respective affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo, Vistria or their respective affiliates and representatives, instead of us, or does not communicate information regarding a corporate opportunity to us that such individual has directed to Apollo, Vistria or their respective affiliates and representatives. For instance, a director of our company who also serves as a director, officer or employee of Apollo, Vistria or any of their portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. Upon consummation of this offering, our board of directors will consist of ten members, three of whom will be Apollo Board Nominees and two of whom will be Vistria Board Nominees. These potential conflicts of interest could have a material and adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by any of Apollo or Vistria to itself or its affiliated funds, the portfolio companies owned by such funds or any of their affiliates instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Corporate Opportunity.”

We are a holding company and rely on dividends, distributions, and other payments, advances, and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries, including the University, to meet our obligations. Agreements governing any future indebtedness of us or our subsidiaries, including the Revolving Facility, may impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Each of our subsidiaries is a distinct legal entity, and under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from them, and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us. Delaware law may also impose requirements that may restrict our ability to pay dividends to holders of our common stock, including our anticipated quarterly dividend beginning in the first full quarter following the completion of this offering. See “—We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends, and in the event we determine not to pay any cash dividends in the future, stockholders may not receive any return on investment unless they sell their common stock for a price greater than that which they paid for it.”

Investors in this offering will experience immediate and substantial dilution.

Based on our as adjusted net tangible book value per share as of May 31, 2025, after giving effect to the Reorganization Transactions and an assumed initial public offering price of $     per share, which is the midpoint of the range set forth on the cover page of this prospectus, we expect that purchasers of our common stock in this offering will experience an immediate dilution of $     per share, representing the difference between our as adjusted net tangible book value per share and the initial public offering price. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. In addition, to the extent that any outstanding options are exercised, or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering. See “Dilution.”

You may be diluted by the future issuance of additional common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.

After the completion of this offering, we will have      shares of common stock authorized but unissued. Our certificate of incorporation will authorize us to issue these shares of common stock, equity-linked securities and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Following the Reorganization Transactions and this offering, we may also be required to issue      shares of common stock upon the vesting of the University’s outstanding RSUs or in exchange for the University’s common stock upon the exercise of the University’s outstanding stock options. See “Executive Compensation—. Management Equity Plan.” We have also reserved approximately      shares for future grant under our Omnibus Incentive Plan and approximately      shares for future grant under the ESPP. See “Executive Compensation—2025 Omnibus Incentive Plan” and “Executive Compensation—Employee Stock Purchase Plan.” Any common stock that we issue, including under our Omnibus Incentive Plan, the ESPP or other equity incentive plans that we may adopt in the future, as well as under outstanding options or equity awards, would dilute the percentage ownership held by the investors who purchase common stock in this offering and reduce your influence over matters on which our stockholders vote.

From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.

Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.

At the closing of this offering, we will have      shares of common stock outstanding and      shares of common stock potentially issuable in respect of the University’s outstanding stock options and RSUs. Of the outstanding shares, the      shares sold in this offering (or      shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers, and other affiliates, may be sold only in compliance with the limitations described in “Shares eligible for future sale.”

The number of outstanding shares of common stock after this offering includes      shares beneficially owned by the Apollo Stockholder, the Vistria Stockholder and certain of our directors and employees, which are “restricted securities,” as defined under Rule 144, and eligible for sale in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144. In addition, we, the selling stockholders, each of our officers and directors and all of our other existing stockholders have agreed that, for a

period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of      and      on behalf of the underwriters, dispose of any shares of common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions.      and      may, in their sole discretion, release all or any portion of the shares subject to such lock-up agreements, subject to applicable notice requirements. In addition, in connection with the closing of this offering, we expect to enter into award agreements with our Section 16 officers that will subject them to a substantially similar lock-up agreement for the first 12 months following this offering. This will be in addition to the lock-up agreement such Section 16 officers enter into with the underwriters of this offering. See “Underwriting (Conflicts of Interest).” Following the expiration of the applicable lock-up periods, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding periods, and other limitations of Rule 144. In addition, the Apollo Stockholder, the Vistria Stockholder and certain of our existing stockholders have certain rights to require us to register the sale of common stock held by them including in connection with underwritten offerings. Additionally, we also intend to file a registration statement in respect of all shares of common stock that we may issue under the Omnibus Incentive Plan, the ESPP and the University Equity Plan. Once we register these shares, they can be freely sold in the public market upon issuance. Sales of significant amounts of stock in the public market upon the expiration or early release of lock-up agreements, the exercise by existing stockholders of their registration rights or the perception that such sales may occur could adversely affect prevailing market prices of our common stock or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

No public market currently exists for our common stock and there can be no assurances that a viable public market for our common stock will develop or be sustained.

Immediately prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. The initial public offering price for the common stock will be determined by negotiations between the selling stockholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting (Conflicts of Interest).” If an active public market for our common stock does not develop, or is not sustained, or if the market price of our common stock declines below the initial offering price, it may be difficult for you to sell your shares at a price that is attractive to you or at all.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

The initial public offering price will be determined by negotiations between the selling stockholders and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting (Conflicts of Interest),” and may not be indicative of the market price of our common stock after this offering. If you purchase our common stock, you may not be able to resell those shares at or above the initial public offering price.

We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends, and in the event we determine not to pay any cash dividends on our common stock in the future, stockholders may not receive any return on investment unless they sell their common stock for a price greater than that which they paid for it.

Beginning in the first full fiscal quarter following the completion of this offering, we anticipate paying a quarterly cash dividend at a rate initially equal to $     per share per annum, or $     per annum in the aggregate, on our common stock to holders of our common stock, and resulting in an annual yield of     % based on a price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Although we currently intend to pay a quarterly cash dividend to holders of our common stock, we have no obligation to do so, and our dividend policy may change at any time without notice to our shareholders. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, receipt of cash dividends from our operating subsidiaries, restrictions imposed by applicable law, our overall financial condition, restrictions in debt agreements that we or our subsidiaries may enter into in the future, including the Revolving Facility, and any other factors deemed relevant by our board of directors. If we pay such dividends, we may in the future reduce or discontinue entirely the payment of such dividends at any time. We are a holding company and our operations are conducted through our operating subsidiaries. In the event that we do pay a dividend, we intend to cause our operating subsidiaries to make distributions to us in an amount sufficient to cover such dividend. Further, to the extent that the other risks described in this section materialize, they could adversely affect our ability to pay dividends in the future. We cannot assure you that we will pay our anticipated dividend in the same amount or frequency, or at all, in the future. If we decide not to pay future dividends, then stockholders may not receive any return on an investment in our common stock unless they sell our common stock for a price greater than the purchase price, which may not occur. See “Dividend Policy.”

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We may not obtain research coverage of our common stock by securities and industry analysts. If no analysts commence coverage of our common stock, or if one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock, publishes unfavorable research about our business or if our operating results do not meet their expectations, our stock price could decline.

We may issue preferred securities, the terms of which could adversely affect the voting power or value of our common stock.

Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred securities having such rights, powers, preferences, participating, optional or other special rights, including preferences over our common stock respecting dividends and distributions, and any qualifications, limitations or restrictions thereof, as our board of directors may determine. The terms of one or more classes or series of preferred securities could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred securities the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred securities could affect the residual value of the common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which involve risks and uncertainties. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and include, among other things, statements relating to:

•	our strategy, outlook and growth prospects;

•	our operational and financial targets and dividend policy;

•	general economic trends and trends in the industry and markets; and

•	the competitive environment in which we operate.

These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Important factors that could cause our results to vary from expectations include, but are not limited to:

•

our ability to comply with the extensive regulatory requirements for our business, and the impact of a failure to comply with applicable regulations or regulatory requirements, standards or policies, which could subject us to significant monetary liabilities, fines and penalties, including loss of or limitations upon access to U.S. federal student loans, grants and military program benefits for our students, and otherwise have a material adverse impact on our business;

•	shifts in higher education policy at the federal and state levels;

•	our ability to maintain our institutional accreditation and our eligibility to participate in Title IV programs;

•	our ability to enroll and retain students;

•	our ability to adapt to changing market needs or new technologies;

•	our ability to maintain existing, and develop additional, B2B relationships with employers;

•	our ability to attract or retain a qualified senior management team and qualified faculty members;

•

the impact of compliance reviews, claims, or litigation that government agencies, regulatory agencies, and third parties may conduct, bring or initiate against us based on alleged violations of the extensive regulatory requirements applicable to us;

•	our ability to establish, maintain, protect and enforce our intellectual property and proprietary rights and prevent third parties from making unauthorized use of such rights;

•	liability associated with any failure to comply with data privacy and data security laws and the unauthorized access, duplication, distribution or other use of confidential or personal information;

•	additional tax labilities;

•	our ability to pay dividends on our common stock or the timing or amount of any such dividends; and

•	other risk factors included under “Risk Factors” in this prospectus.

These forward-looking statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

The selling stockholders are selling all of the shares of our common stock being sold in this offering, including any shares that may be sold in connection with the exercise of the underwriters’ option to purchase additional shares. See “Principal and Selling Stockholders.” Accordingly, we will not receive any proceeds from the sale of shares of our common stock in this offering. The selling stockholders will bear the underwriting discounts and commissions attributable to their sale of our common stock in this offering, and we will bear the remaining costs, fees and expenses in connection with this offering, which are estimated to be approximately $    million.

DIVIDEND POLICY

Beginning in the first full fiscal quarter following the completion of this offering, we anticipate paying a quarterly cash dividend at a rate initially equal to $     per share per annum, or $     per annum in the aggregate, on our common stock to holders of our common stock, and resulting in an annual yield of     % based on a price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, receipt of cash dividends from our operating subsidiaries, restrictions imposed by applicable law, our overall financial condition, restrictions in debt agreements that we or our subsidiaries may enter into in the future, including the Revolving Facility, and any other factors deemed relevant by our board of directors. If we pay such dividends, we may in the future reduce or discontinue entirely the payment of such dividends at any time. We are a holding company and our operations are conducted through our operating subsidiaries. In the event that we do pay a dividend, we intend to cause our operating subsidiaries to make distributions to us in an amount sufficient to cover such dividend. Any additional financing arrangement we enter into in the future may include restrictive covenants that limit our subsidiaries’ ability to pay dividends to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of May 31, 2025 on:

•	an actual basis; and

•	an as adjusted basis to give effect to the Reorganization Transactions.

You should read this table together with the information included elsewhere in this prospectus, including “Prospectus Summary—Summary Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of May 31, 2025
	Actual	As adjusted(1)(2)
(in thousands, except unit and share data)
Cash and cash equivalents	$203,497	$

Total debt(3)	$—	$
Equity:
General partner	$—	$
Limited partners (partnership units—no par value; 1,028,000 units issued and outstanding (actual); no units issued and outstanding (as adjusted))(1)	309,640
Common stock—$0.01 par value; no shares authorized, no shares issued and outstanding (actual); shares authorized, shares issued and outstanding (as adjusted)(1)(2)	—
Preferred stock—$0.01 par value; no shares authorized, no shares issued and outstanding (actual); shares authorized, no shares issued and outstanding (as adjusted)	—
Additional paid-in capital(1)(2)	—
Retained earnings(1)(2)	—
Accumulated other comprehensive loss	(39)

Total equity attributable to the Company	$309,601	$
Noncontrolling interests(2)	14,884

Total equity	$324,485	$

Total capitalization	$324,485	$

(1)

Prior to the closing of this offering, AP VIII Queso Holdings, L.P. will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Phoenix Education Partners, Inc. In connection with our conversion into a corporation, all of the      outstanding limited partnership units of AP VIII Queso Holdings, L.P. will be converted on a      -for-      basis into an aggregate of     shares of our common stock.

(2)

In connection with the Corporate Conversion and this offering, all of the outstanding shares of the University’s common stock owned by persons other than us will be converted into shares of our common stock at a ratio equal to     shares of our common stock for each share of the University’s common stock. As a result, we will issue     shares of our common stock upon the conversion of      outstanding shares of the University’s common stock, and the University will then be our wholly owned subsidiary.

(3)

We have received commitments from the Revolving Facility Banks to provide a $100 million Revolving Facility. See “Prospectus Summary—Recent Developments—Revolving Credit Facility” for additional information.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our currently outstanding common stock. Net tangible book value dilution per share to new investors means that the per share offering price of our common stock exceeds the as adjusted net tangible book value per share attributable to the shares of currently outstanding common stock held by existing stockholders.

Our as adjusted net tangible book value as of May 31, 2025 was $    , or $    per share of our common stock. As adjusted net tangible book value per share represents the amount of our total tangible assets (total assets less total intangible assets) less total liabilities divided by the number of shares of common stock issued and outstanding as of May 31, 2025, after giving effect to the Reorganization Transactions.

We will not receive any proceeds from the sale of our common stock offered by the selling stockholders in this offering. Consequently, this offering will not result in any change to our as adjusted net tangible book value per share. Purchasing shares of common stock in this offering will result in net tangible book value dilution to new investors of $    per share. The following table illustrates this per share dilution to new investors purchasing shares in this offering:

Per Share
Assumed initial public offering price per share	$
As adjusted net tangible book value per share as of May 31, 2025

Dilution per share to new investors purchasing shares in this offering	$

Dilution per share to new investors purchasing shares in this offering is determined by subtracting as adjusted net tangible book value per share from the initial public offering price per share of common stock.

The following table summarizes, as of May 31, 2025, on an as adjusted basis as described above, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $    per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders(1)			%	$		%	$
Investors in the offering			%			%

Total		100%		$	100%		$

(1)	Includes shares of common stock issued to certain stockholders in the University in connection with the Reorganization Transactions, as described in “Prospectus Summary—Reorganization Transactions.”

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all investors by $    , $    and $    per share, respectively.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of common stock held by existing investors would be %, and the percentage of shares of common stock held by new investors would be %.

The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The foregoing tables and calculations, except as otherwise indicated:

•	give effect to the Reorganization Transactions;

•	assume an initial public offering price of $ per share of common stock, the midpoint of the range set forth on the cover page of this prospectus;

•	assume no exercise of the underwriters’ option to purchase up to additional shares of common stock from the selling stockholders;

•

does not reflect     shares of our common stock that may be issued upon the vesting of RSUs outstanding under the University Equity Plan, of which    shares of our common stock may be issued upon the vesting of the University’s RSUs that are subject to time-based vesting requirements and    shares of our common stock may be issued upon the vesting of the University’s RSUs that are subject to performance-based vesting requirements. See “Executive Compensation—Management Equity Plan”; and

•

does not reflect     shares of our common stock reserved for future grant or issuable in respect of (i) awards that may be granted under the Omnibus Incentive Plan, including    shares of our common stock that may be granted under the Omnibus Incentive Plan in exchange for common stock of the University that holders would receive upon the exercise of University’s outstanding stock options under the University Equity Plan, and (ii) the ESPP. See “Prospectus Summary—The Offering,” “Executive Compensation—2025 Omnibus Incentive Plan” and “Executive Compensation—Employee Stock Purchase Plan.”

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders. To the extent that any outstanding options are exercised, or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risk, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions and forecasts. Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including those set forth under the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see “Cautionary Note Regarding Forward-Looking Statements.” The last day of our fiscal year is August 31. Our fiscal quarters end on the last day of November, February, May and August, respectively.

Overview

We, through our subsidiary The University of Phoenix, Inc., are a pioneer of online higher education for working adults in the United States. Since our founding in 1976, the University has been a mission-driven organization focused on offering a distinctive and affordable online higher education experience that is customized for working adults who did not fit the traditional 18- to 22-year-old campus-based student model. The University has been accredited since 1978 by the HLC, an institutional accrediting agency recognized by the Department of Education. In our nearly five decades of operation, we have served more than 1.1 million alumni (including those who have completed non-degree certificates) and conferred nearly 1.3 million degrees.

We believe our outcomes-driven approach to learning empowers our students to achieve their educational and career potential while managing the competing priorities of family, work, community and school. Our commitment to serving the distinctive needs of working adults is reflected in the personalized, affordable and career-driven nature of our programs and support services. We help our students transform or accelerate their career trajectories through both degree-granting programs and non-degree programs that include skills-based certifications.

During fiscal year 2024, the University had Average Total Degreed Enrollment of 78,900, and we had net revenue of $950 million, net income of $115 million, Adjusted EBITDA of $229 million and Adjusted Net Income of $167 million. During the first nine months of fiscal year 2025, Average Total Degreed Enrollment increased to 82,700, and we had net revenue of $750 million, net income of $118 million, Adjusted EBITDA of $187 million and Adjusted Net Income of $133 million. See “—Key Performance Metrics” and “—Non-GAAP Financial Measures and Reconciliations” for the definitions of Average Total Degreed Enrollment, Adjusted EBITDA and Adjusted Net Income and reconciliations of net income to Adjusted EBITDA and Adjusted Net Income. We have one operating and reportable segment, the University, which represented all of our consolidated net revenue in fiscal year 2024 and in the first nine months of fiscal year 2025. Our chief operating decision maker, Christopher Lynne, President, currently evaluates performance and manages our operations at the consolidated level, and operating results are not evaluated on any component level.

Factors Affecting Results of Operations

We believe our market position provides us with a significant opportunity to drive sustainable growth in the future. The following factors, among others described herein, have historically affected, and we expect in the future will similarly affect, our performance:

Enrollment. The net revenue we generate in a given period largely depends on the total number of courses taken by the enrolled student population and the price per course. As part of our focus on affordable and accessible tuition, we have not raised tuition rates since 2018. In addition, in 2018, we implemented our Tuition

Price Guarantee program under which a student’s tuition price per course is frozen at the tuition rates in effect at his or her enrollment date, thereby giving each of our students certainty in the price of tuition through the duration of their programs even if rates are subsequently increased for students who enroll at later dates. Our student retention rates (as defined elsewhere in this prospectus) have increased from 59.7% for the 2016/2017 cohort to 71.5% for the 2023/2024 cohort, which is a key factor driving the growth in Average Total Degreed Enrollment in recent years, including an 11.1% increase in fiscal year 2024 as compared to fiscal year 2023 and a 3.1% increase in the first nine months of fiscal year 2025 as compared to the first nine months of fiscal year 2024. We have invested in a data-driven marketing approach to optimize our marketing efforts and enhance the onboarding process for prospective students. Furthermore, over the past five years, we have invested approximately $500 million in technology resources, leveraging AI and proprietary machine learning models across the student journey. We expect these developments will further improve enrollment, retention and graduation rates, which drive sustainable growth. Enrollment and retention of students at the University is impacted by many of the risks described in “Risk Factors—Risks Related to the Highly Regulated Industry in Which We Operate” and “Risk Factors—Risks Related to Our Business,” many of which are beyond our control.

Career-Relevant Education and Employer Relationships. Our career-oriented programs and learning platform position us for continued growth in the corporate-sponsored training and education market. Enrollment through our more than 2,500 employer relationships represent approximately 30% of our Average Total Degreed Enrollment in fiscal year 2024. This represents a valuable opportunity to diversify our student population and net revenue, drive growth and reduce acquisition costs as these students generally have higher retention and graduation rates. In addition, we have begun to expand discussions with employers beyond our degree offerings to include our comprehensive suite of talent development solutions, including Skillmore, Talent Source and professional development offerings. While the development of our talent development solutions is in the early stages, our ability to offer these solutions has broadened our relationships with key employers and provides an opportunity for growth.

Regulatory Requirements. Our operations are subject to extensive U.S. federal and state regulation applicable to providers of post-secondary education who participate in Title IV programs. Failure to comply with applicable regulatory requirements, standards or policies could subject us to significant monetary liabilities, fines and penalties, including loss of or limitations upon access to U.S. federal student loans and grants for our students. Any actions that limit our participation in Title IV programs or the amount of student financial aid for which our students are eligible would materially impact our student enrollments and profitability and could impact the continued viability of our business as currently conducted. See “Risk Factors—Risks Related to the Highly Regulated Industry in Which We Operate—If we fail to comply with the extensive regulatory requirements applicable to our business, we could face significant monetary liabilities, fines and penalties, including loss of or limitations upon access to U.S. federal student loans, grants and military program benefits for our students.”

Cost Structure. Our ability to grow profitably depends on our ability to manage our cost structure. Our historical margin expansion has been largely derived from the operating leverage resulting from the increase in net revenue relative to our costs that are more fixed in nature and our exit from all but one of our ground campuses. We intend to augment this historical operating leverage through additional strategic and operational initiatives to enhance support for students in a more efficient manner. We continue to invest in optimization and we expect our investments will reduce friction points and increase efficiencies throughout the University.

Seasonality. Although the University’s non-term academic model encompassing a series of courses taken consecutively over the length of the program reduces seasonal enrollment fluctuations, we have historically experienced, and expect to continue to experience, lower net revenue in our second fiscal quarter (December through February) compared to other quarters due to the University’s holiday breaks when no related net revenue is recognized. While our operating costs generally do not fluctuate significantly on a quarterly basis, we have historically experienced, and expect to continue to experience, increased marketing expense in our second and fourth fiscal quarters due to course starts that occur during traditional back-to-school seasons.

Key Performance Metrics

We review a number of operating and financial metrics, including the key performance metrics presented in the table below, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions:

	Fiscal Year Ended		Nine Months Ended (Unaudited)
	August 31, 2024	August 31, 2023	May 31, 2025	May 31, 2024
(Enrollment statistics rounded to the nearest hundred; dollars in thousands)
Average Total Degreed Enrollment	78,900	71,000	82,700	80,200
Net income	$115,148	$65,932	$117,871	$105,129
Net income margin	12.1%	7.9%	15.7%	14.8%
Adjusted EBITDA	$229,053	$157,534	$187,308	$187,426
Adjusted EBITDA Margin	24.1%	18.9%	25.0%	26.4%

Average Total Degreed Enrollment. Enrollment is the primary driver of our net revenue and a key non-financial metric that helps compare our performance on a consistent basis across time periods. Additionally, enrollment is a reflection of our ability to retain continuing students and enroll new students, which are key components of our growth strategy. Enrollment measures in our industry do not have a standardized meaning, and other companies in our industry may calculate various measures of enrollment differently than we do.

Substantially all of our net revenue is generated from student enrollment in tuition-bearing degree programs encompassing a series of courses (e.g., most often five-week courses) taken consecutively over the length of the program. Over comparative periods, Total Degreed Enrollment generally increases as new students attend a credit-bearing course or continuing students return to the University, which increases are generally offset by graduations or continuing students not attending a credit-bearing course (e.g., by withdrawing from the University). Average Total Degreed Enrollment for the periods shown above represents the aggregate of monthly Total Degreed Enrollment during such period divided by the number of months in the period. For example, Average Total Degreed Enrollment for fiscal year 2024 is calculated as the aggregate Total Degreed Enrollment for the months from September 2023 through August 2024 divided by 12.

Net income, Net income margin, Adjusted EBITDA and Adjusted EBITDA Margin. We believe net income, net income margin, Adjusted EBITDA and Adjusted EBITDA Margin are primary indicators of our operating performance because they are measures of profitability, help compare our performance across time periods and assist with the evaluation of the effectiveness of our business strategies. Additionally, Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures that help compare our profitability on a consistent basis across time periods by excluding items that management and the board of directors do not believe are indicative of our core operating performance. We use Adjusted EBITDA and Adjusted EBITDA Margin to supplement GAAP measures of performance and to compare our performance against that of other peer companies using similar measures. See “Prospectus Summary—Summary Consolidated Financial and Other Data” and “—Non-GAAP Financial Measures and Reconciliations” for the definition of Adjusted EBITDA and Adjusted EBITDA Margin, a reconciliation of net income to Adjusted EBITDA and the calculation of Adjusted EBITDA Margin. We calculate net income margin as net income divided by net revenue, expressed as a percentage.

Key Components of Consolidated Statements of Income

Net revenue. The University has historically generated all, or substantially all, of its consolidated net revenue from tuition-bearing degree programs. Under the University’s non-term academic delivery model, students generally enroll in a program of study encompassing a series of courses taken consecutively over the length of the program, and net revenue is recognized evenly over the duration of the course (e.g., daily over five weeks for a five-week course, other than the University’s holiday breaks when no related net revenue is recognized).

The amount of net revenue generated in a given period depends on the total number of courses taken by the enrolled student population (see “—Key Performance Metrics—Average Total Degreed Enrollment” above) and the price per course. Accordingly, the main drivers of changes in net revenue between periods are enrollment, the price of courses and discounts. The price per course generally varies by degree level and, in some cases, by the college within the University, and is also reduced by any discount programs used by students. Effective January 2018, the University implemented its Tuition Price Guarantee program, under which a student’s tuition price per course is frozen at the tuition rates in effect at his or her enrollment date, thereby giving each of our students certainty in the price of tuition through the duration of their programs. Our B2B enrollments generally receive discounted tuition from the University.

Instructional and support costs. Instructional and support costs principally consist of costs related to the delivery and administration of our educational programs and include costs related to faculty, academic administrators, enrollment and student advisory personnel (including share-based compensation), credit losses associated with uncollectible accounts receivable, financial aid processing costs and depreciation of applicable property and equipment. Instructional and support costs also include course development costs (including amortization of related intangible assets) and costs associated with delivering course content.

General and administrative. General and administrative principally consists of costs related to management and employees in administrative functions (including share-based compensation), marketing expense, legal and professional fees, IT infrastructure costs, depreciation of property and equipment associated with our administrative functions, rent and related expenses associated with our corporate facilities and other related costs.

Restructuring charges, acquisition expense and other. Restructuring charges, acquisition expense and other principally consists of (1) lease expense for non-cancelable lease obligations and other related expenses for leased space we have exited as part of our ground campus and administrative space rationalization plans, (2) severance and other employee separation costs, (3) other expenses related to exit activities, and (4) unusual or infrequent items such as, but not limited to, expenses associated with our pursuit of strategic alternatives for the future ownership of the University during such periods.

Litigation charges. Litigation charges consists of expense recognized for loss contingencies associated with litigation and other matters.

Provision for income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current period and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Our income tax expense and deferred tax assets and liabilities reflect our best assessment of estimated current and future taxes to be paid.

Results of Operations

Comparison of the Nine Months Ended May 31, 2025 and 2024

We have included below a discussion of our operating results and significant items explaining the material changes in our operating results for the nine months ended May 31, 2025 and 2024. The following details our consolidated results of operations.

	Nine Months Ended May 31, (Unaudited)
			% of Net Revenue		% Change
($ in thousands)	2025	2024	2025	2024	2025 versus 2024
Net revenue	$749,801	$709,799			5.6%
Costs and expenses
Instructional and support costs	325,779	299,778	43.4%	42.2%	8.7%
General and administrative	255,703	242,886	34.1%	34.2%	5.3%
Restructuring charges, acquisition expense and other	17,886	38,616	2.4%	5.5%	(53.7)%

Total costs and expenses	599,368	581,280	79.9%	81.9%	3.1%

Operating income	150,433	128,519	20.1%	18.1%	17.1%
Interest income	8,334	12,149	1.1%	1.7%	(31.4)%
Interest expense	(332)	(794)	(0.1)%	(0.1)%	(58.2)%
Other loss, net	—	(331)	0.0%	0.0%	*

Income before income taxes	158,435	139,543	21.1%	19.7%	13.5%
Provisions for income taxes	40,564	34,414	5.4%	4.9%	17.9%

Net income	117,871	105,129	15.7%	14.8%	12.1%
Net income attributable to noncontrolling interests	(1,489)	(1,821)	(0.2)%	(0.2)%	(18.2)%

Net income attributable to the Company	$116,382	$103,308	15.5%	14.6%	12.7%

*	Not meaningful

Net revenue

Net revenue increased $40 million, or 5.6%, to $750 million in the first nine months of fiscal year 2025 from $710 million in the first nine months of fiscal year 2024. Since 2018, under our Tuition Price Guarantee, each student’s tuition price per course is frozen at the tuition rates in effect at his or her enrollment date. The increase in net revenue was principally attributable to enrollment growth, as measured by Average Total Degreed Enrollment, which increased 3.1% in the first nine months of fiscal year 2025 as compared to the first nine months of fiscal year 2024. The remaining increase in net revenue was in part due to an increase in the number of course starts per student during the first nine months of fiscal year 2025 compared to the prior year period.

Instructional and support costs

Instructional and support costs increased $26 million, or 8.7%, to $326 million in the first nine months of fiscal year 2025 from $300 million in the first nine months of fiscal year 2024. This resulted in such expenses increasing as a percentage of net revenue by 1.2%. The overall increase in instructional and support costs on a dollar basis was primarily attributable to increases in employee salaries and benefits, financial aid processing costs, credit losses on accounts receivable and variable costs associated with the increase in net revenue, including faculty wages and curriculum expense that generally fluctuate with changes in enrollment. We believe part of the increase in employee-related expenses and financial aid processing costs is temporary as we address financial aid processing changes following the Department of Education’s implementation of an updated financial aid application form and transition to disbursing financial aid by course (see further disclosure below in —Liquidity and Capital Resources).

General and administrative

General and administrative costs increased $13 million, or 5.3%, to $256 million in the first nine months of fiscal year 2025 from $243 million in the first nine months of fiscal year 2024. This resulted in such expenses decreasing as a percentage of net revenue by 0.1%. The increase in general administrative costs on a dollar basis was primarily attributable to investments we have made in our marketing function, including increased advertising, and employee salaries and benefits to support our growth.

Restructuring charges, acquisition expense and other

Restructuring charges, acquisition expense and other includes the following for the respective periods:

	Nine Months Ended May 31, (Unaudited)
($ in thousands)	2025	2024
Restructuring lease expenses	$3,837	$12,522
Acquisition expense	7,401	19,245
Other	6,648	6,849

Restructuring charges, acquisition expense and other	$17,886	$38,616

Restructuring charges, acquisition expense and other decreased $21 million, or 53.7%, to $18 million in the first nine months of fiscal year 2025 from $39 million in the first nine months of fiscal year 2024. This decrease was principally due to lower acquisition expense mainly attributable to the $12.7 million loss on interest rate swaptions included in acquisition expense during the first nine months of fiscal year 2024 associated with the debt financing we expected to be used for the strategic transaction with Four Three (refer to Note 1 to our audited consolidated financial statements and Note 1 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for additional information). The decrease was also the result of the decline in restructuring lease expense associated with our ground campus and administrative space rationalization plans (refer to Note 2 to our audited consolidated financial statements and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for additional information).

Subsequent to May 31, 2025, we paid $12.2 million to UofI to terminate our agreement with Four Three as we are no longer pursuing the associated strategic transaction. This expense will be included in restructuring charges, acquisition expense and other in the fourth quarter of fiscal year 2025.

Interest income

Interest income decreased $4 million, or 31.4%, to $8 million in the first nine months of fiscal year 2025 from $12 million in the first nine months of fiscal year 2024. This decrease was principally attributable to a decrease in average cash and cash equivalents and marketable securities held and a decrease in interest rate yields in the first nine months of fiscal year 2025 compared to the first nine months of fiscal year 2024.

Interest expense

We had no outstanding debt as of May 31, 2025 and 2024, respectively, and we incurred insignificant interest expense in the first nine months of fiscal years 2025 and 2024.

Other loss, net

Other loss, net was zero in the first nine months of fiscal year 2025 and was insignificant in the first nine months of fiscal year 2024.

Provision for income taxes

Provision for income taxes increased $7 million, or 17.9%, to $41 million in the first nine months of fiscal year 2025 from $34 million in the first nine months of fiscal year 2024. The increase in our provision for income taxes was principally attributable to growth in income before income taxes. Our effective income tax rate in the first nine months of fiscal year 2025 was 25.6% compared to 24.7% in the first nine months of fiscal year 2024. The effective income tax rate for both periods differed from the federal statutory rate of 21% primarily due to state income taxes.

Comparison of Fiscal Years Ended August 31, 2024 and August 31, 2023

We have included below a discussion of our operating results and significant items explaining the material changes in our operating results for fiscal years 2024 and 2023. The following details our consolidated results of operations.

	Fiscal Year Ended August 31,
			% of Net Revenue		% Change
($ in thousands)	2024	2023	2024	2023	2024 versus 2023
Net revenue	$950,015	$835,245			13.7%
Costs and expenses
Instructional and support costs	403,923	379,259	42.5%	45.4%	6.5%
General and administrative	343,993	328,784	36.2%	39.3%	4.6%
Restructuring charges, acquisition expense and other	50,113	40,744	5.3%	4.9%	23.0%
Litigation charges	—	4,789	—%	0.6%	*

Total costs and expenses	798,029	753,576	84.0%	90.2%	5.9%

Operating income	151,986	81,669	16.0%	9.8%	86.1%
Interest income	16,690	8,529	1.8%	1.0%	95.7%
Interest expense	(960)	(1,769)	(0.1)%	(0.2)%	(45.7)%
Other loss, net	(475)	(791)	(0.1)%	(0.1)%	(39.9)%

Income before income taxes	167,241	87,638	17.6%	10.5%	90.8%
Provision for income taxes	52,093	21,706	5.5%	2.6%	140.0%

Net income	115,148	65,932	12.1%	7.9%	74.6%
Net income attributable to noncontrolling interests	(2,018)	(1,002)	(0.2)%	(0.1)%	101.4%

Net income attributable to the Company	$113,130	$64,930	11.9%	7.8%	74.2%

*	Not meaningful

Net revenue

Net revenue increased $115 million, or 13.7%, to $950 million in fiscal year 2024 from $835 million in fiscal year 2023. Since 2018, under our Tuition Price Guarantee, each student’s tuition price per course is frozen at the tuition rates in effect at his or her enrollment date. The increase in net revenue was principally attributable to enrollment growth, as measured by Average Total Degreed Enrollment, which increased 11.1% in fiscal year

2024 as compared to fiscal year 2023. The increase in Average Total Degreed Enrollment resulted from new student growth and improved student retention. The remaining increase in net revenue was in part due to one extra day in fiscal year 2024 as a result of a leap year.

Instructional and support costs

Instructional and support costs increased $25 million, or 6.5%, to $404 million in fiscal year 2024 from $379 million in fiscal year 2023, but decreased as a percentage of net revenue by 2.9%. The overall increase in instructional and support costs on a dollar basis was primarily due to higher variable costs associated with the increase in net revenue, including faculty wages and curriculum expense that generally fluctuate with changes in enrollment. The decrease in instructional and support costs as a percentage of net revenue was primarily due to operating leverage resulting from the increase in net revenue relative to our costs that are more fixed in nature. This was partially offset by an increase in credit losses on accounts receivable as a percentage of net revenue.

General and administrative

General and administrative costs increased $15 million, or 4.6%, to $344 million in fiscal year 2024 from $329 million in fiscal year 2023, but decreased as a percentage of net revenue by 3.1%. The increase in general administrative costs on a dollar basis was primarily attributable to an increase in employee salaries and benefits to support our growth. The decrease in general and administrative costs as a percentage of net revenue was primarily due to investments we have made in our marketing function, which we believe have resulted in more effective and efficient advertising, and operating leverage resulting from the increase in net revenue relative to our costs that are more fixed in nature.

Restructuring charges, acquisition expense and other

Restructuring charges, acquisition expense and other includes the following for the respective periods:

	Fiscal Year Ended August 31,
($ in thousands)	2024	2023
Restructuring lease expenses	$15,201	$16,346
Acquisition expense	25,257	9,147
Impairment charges and asset disposal losses	212	11,507
Other	9,443	3,744

Restructuring charges, acquisition expense and other	$50,113	$40,744

Restructuring charges, acquisition expense and other increased $9 million, or 23.0%, to $50 million in fiscal year 2024 from $41 million in fiscal year 2023. This increase was principally due to costs associated with our pursuit of strategic alternatives during such periods. Refer to Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information on restructuring charges, acquisition expense and other.

Litigation charges

We did not record any expense for litigation loss contingencies in fiscal year 2024, and we incurred $4.8 million of such expense in fiscal year 2023. The expense in fiscal year 2023 principally resulted from a settlement that we paid in fiscal year 2024 associated with a state attorney general investigation that was initiated in fiscal year 2015. Refer to Note 10 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Interest income

Interest income increased $8 million, or 95.7%, to $17 million in fiscal year 2024 from $9 million in fiscal year 2023. This increase was principally attributable to an increase in average cash and cash equivalents and marketable securities held in fiscal year 2024 compared to fiscal year 2023.

Interest expense

We had no outstanding debt as of August 31, 2024 and 2023, respectively, and we incurred insignificant interest expense in fiscal years 2024 and 2023.

Other loss, net

Other loss, net was insignificant in fiscal year 2024 and fiscal year 2023.

Provision for income taxes

Provision for income taxes increased $30 million, or 140.0%, to $52 million in fiscal year 2024 from $22 million in fiscal year 2023. The increase in our provision for income taxes was principally attributable to growth in income before income taxes, and $8.8 million of tax expense recorded in fiscal year 2024 resulting from our election to no longer pursue a claim of right credit associated with our $50 million settlement payment made in fiscal year 2020 to the Federal Trade Commission. Refer to Notes 8 and 10 to our audited consolidated financial statements included elsewhere in this prospectus for additional information on income taxes and such settlement, respectively.

Our effective income tax rate in fiscal year 2024 was 31.1% compared to 24.8% in fiscal year 2023. The increase in our effective income tax rate was primarily due to the $8.8 million of tax expense recorded in fiscal year 2024 noted above.

Unaudited Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly condensed consolidated statements of operations data for each of the quarters indicated. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements, and reflects, in our opinion, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information presented. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended (Unaudited)
	May 31, 2025	February 28, 2025	November 30, 2024	August 31, 2024	May 31, 2024	February 29, 2024	November 30, 2023	August 31, 2023
($ in thousands)
Net revenue	$271,703	$223,406	$254,692	$240,216	$253,848	$216,548	$239,403	$222,372
Costs and expenses:
Instructional and support costs	110,446	107,210	108,123	104,145	106,066	96,214	97,498	98,723
General and administrative	83,320	90,428	81,955	101,107	80,631	85,265	76,990	83,826
Restructuring charges, acquisition expense and other	6,837	6,103	4,946	11,497	11,128	22,107	5,381	6,451
Litigation charges	—	—	—	—	—	—	—	1,235

Total costs and expenses	200,603	203,741	195,024	216,749	197,825	203,586	179,869	190,235
Operating income	71,100	19,665	59,668	23,467	56,023	12,962	59,534	32,137
Interest income	2,278	2,198	3,858	4,541	4,226	4,285	3,638	3,047
Interest expense	(107)	(111)	(114)	(166)	(120)	(127)	(547)	—
Other loss, net	—	—	—	(144)	(150)	(181)	—	(187)

Income before income taxes	73,271	21,752	63,412	27,698	59,979	16,939	62,625	34,997
Provision for income taxes	18,622	5,648	16,294	17,679	14,765	3,916	15,733	8,373

Net income	54,649	16,104	47,118	10,019	45,214	13,023	46,892	26,624
Net (income) loss attributable to noncontrolling interests	(808)	21	(702)	(197)	(825)	(241)	(755)	(428)

Net income attributable to the Company	$53,841	$16,125	$46,416	$9,822	$44,389	$12,782	$46,137	$26,196

Quarterly GAAP to Non-GAAP Reconciliation

The following presents reconciliations of net income to Adjusted EBITDA and Adjusted EBITDA Margin for our quarterly financial data. See “—Non-GAAP Financial Measures and Reconciliations” for additional information related to our non-GAAP financial measures.

	Three Months Ended (Unaudited)
	May 31 2025,	February 28, 2025	November 30, 2024	August 31, 2024	May 31, 2024	February 29, 2024	November 30, 2023	August 31, 2023
($ in thousands)
Net income	$54,649	$16,104	$47,118	$10,019	$45,214	$13,023	$46,892	$26,624
Restructuring lease expense (credit)	2,121	(311)	2,027	2,679	6,801	2,822	2,899	5,390
Strategic alternatives expense	2,402	4,124	875	6,012	1,883	2,884	1,751	2,942
Loss (gain) on interest rate swaptions	—	—	—	—	—	14,246	(1,519)	(3,725)
Impairment changes and asset disposal losses	29	50	34	32	69	60	51	52
Litigation charges and regulatory expense	1,295	1,480	1,205	1,150	1,184	1,593	1,432	3,223
Non-cash share-based compensation expense	645	617	646	2,048	1,721	1,002	1,004	2,176
Depreciation and amortization	5,534	5,622	5,192	4,758	4,995	5,861	5,442	5,441
Interest income, net of interest expense	(2,171)	(2,087)	(3,744)	(4,375)	(4,106)	(4,158)	(3,091)	(3,047)
Provision for income taxes	18,622	5,648	16,294	17,679	14,765	3,916	15,733	8,373
Other	1,057	1,036	1,195	1,624	1,203	875	980	458

Adjusted EBITDA	$84,183	$32,283	$70,842	$41,626	$73,729	$42,124	$71,574	$47,907

Net income margin	20.1%	7.2%	18.5%	4.2%	17.8%	6.0%	19.6%	12.0%
Adjusted EBITDA Margin	31.0%	14.5%	27.8%	17.3%	29.0%	19.5%	29.9%	21.5%

Non-GAAP Financial Measures and Reconciliations

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we also provide the below non-GAAP financial measures

•

Adjusted Net Income. We define Adjusted Net Income as net income, adjusted to eliminate the impact of restructuring lease expense, strategic alternatives expense, loss (gain) on interest rate swaptions, impairment charges and asset disposal losses, litigation charges and regulatory expense, non-cash share-based compensation expense, certain tax effects and other items set forth in the applicable table below.

•

Adjusted EBITDA. We define Adjusted EBITDA as net income, adjusted to eliminate the impact of restructuring lease expense, strategic alternatives expense, loss (gain) on interest rate swaptions, impairment charges and asset disposal losses, litigation charges and regulatory expense, non-cash share-based compensation expense, depreciation and amortization, interest income, net of interest expense, provision for income taxes and certain other items set forth in the applicable table below.

•	Adjusted EBITDA Margin. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by net revenue, expressed as a percentage.

Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures and are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of net income and EBITDA are well recognized performance measurements in the education industry that are frequently used by our management, as well as by investors, securities analysts and other interested parties to compare the operating performance of companies in our industry. We believe these non-GAAP measures help compare our performance on a consistent basis across time periods and provide an additional analytical tool to help identify underlying trends in our results of operations. While we believe that these non-GAAP measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for net income recognized in accordance with GAAP.

Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools. Additionally, other companies in our industry may calculate Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting each measure’s usefulness as a comparative measure. Some of these limitations are:

•	they do not reflect costs or cash outlays for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes.

Because of these limitations, Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. You are cautioned not to place undue reliance on this information.

The following tables present reconciliations of net income to Adjusted Net Income and net income to Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented below:

	Fiscal Year Ended		Nine Months Ended (Unaudited)
	August 31, 2024	August 31, 2023	May 31, 2025	May 31, 2024
(in thousands)
Net income	$115,148	$65,932	$117,871	$105,129
Special items and share-based compensation:
Restructuring lease expense(a)	15,201	16,346	3,837	12,522
Strategic alternatives expense(b)	12,530	12,872	7,401	6,518
Loss (gain) on interest rate swaptions(c)	12,727	(3,725)	—	12,727
Impairment charges and asset disposal losses(d)	212	11,507	113	180
Litigation charges and regulatory expense(e)	5,359	7,493	3,980	4,209
Non-cash share-based compensation expense(f)	5,775	5,558	1,908	3,727
Other(g)	4,682	2,699	3,288	3,058
Income tax effects of special items and share-based compensation(h)	(13,947)	(11,901)	(5,050)	(10,603)
Income tax effects from claim of right reversal (credit), net(i)	8,842	(908)	—	(869)

Adjusted Net Income	$166,529	$105,873	$133,348	$136,598

	Fiscal Year Ended		Nine Months Ended (Unaudited)
	August 31, 2024	August 31, 2023	May 31, 2025	May 31, 2024
(in thousands)
Net income	$115,148	$65,932	$117,871	$105,129
Restructuring lease expense(a)	15,201	16,346	3,837	12,522
Strategic alternatives expense(b)	12,530	12,872	7,401	6,518
Loss (gain) on interest rate swaptions(c)	12,727	(3,725)	—	12,727
Impairment charges and asset disposal losses(d)	212	11,507	113	180
Litigation charges and regulatory expense(e)	5,359	7,493	3,980	4,209
Non-cash share-based compensation expense(f)	5,775	5,558	1,908	3,727
Depreciation and amortization	21,056	23,906	16,348	16,297
Interest income, net of interest expense	(15,730)	(6,760)	(8,002)	(11,355)
Provision for income taxes	52,093	21,706	40,564	34,414
Other(g)	4,682	2,699	3,288	3,058

Adjusted EBITDA	$229,053	$157,534	$187,308	$187,426

Net income margin	12.1%	7.9%	15.7%	14.8%
Adjusted EBITDA Margin	24.1%	18.9%	25.0%	26.4%

(a)

Restructuring lease expense represents non-cancelable lease obligations, including any offset from sublease income, and other related expenses for leased space we have exited as part of our ground campus and administrative space rationalization plans. In 2012, as a key component of the University’s transformation initiatives, the University began the process of completing the orderly closure of its ground campuses, as more enrolling students made the choice to take their programs online. The University completed the orderly closure of its campus locations in early fiscal year 2025, with only one physical location, in Phoenix, Arizona, currently enrolling new students. Additionally, as of August 31, 2023, pursuant to its space rationalization plans, the University had exited 19 floors of its 22-floor administrative office buildings. Refer to Note 2 to our audited consolidated financial statements and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for additional information on restructuring lease expense.

(b)

Strategic alternatives expense consists of costs associated with our pursuit of strategic alternatives for the future ownership of the University during such periods. This includes costs incurred for this offering and costs incurred pursuing a strategic transaction with Four Three, which we are no longer pursuing. Refer to Note 1 to our audited consolidated financial statements and Note 1 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for additional information.

(c)

In July 2023, we purchased two interest rate swaptions for an aggregate premium of $9 million to hedge interest rate risk associated with the debt financing we expected to be used for the strategic transaction with Four Three. The swaptions were reported at fair value on our consolidated balance sheets until they expired out of the money during fiscal year 2024. As a result, we recognized a $12.7 million loss and a $3.7 million gain in fiscal years 2024 and 2023, respectively, for associated changes in fair value.

(d)

Represents non-cash impairment charges and asset disposal losses, substantially all of which in fiscal year 2023 resulted from a right-of-use asset impairment charge associated with our space rationalization plans. Refer to Note 2 and Note 6 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(e)

Litigation charges and regulatory expense consists of expense recognized for loss contingencies associated with litigation and certain expenses associated with regulatory matters, in each case, that we believe are not indicative of our ongoing operations, including the items listed below:

•

$4.8 million in fiscal year 2024 associated with a multi-year insurance policy pertaining to borrower defense to repayment claims. Refer to Note 11 to our audited consolidated financial statements and Note 13 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Borrower Defense to Repayment” for additional information on borrower defense to repayment. The remaining expense primarily represents legal fees for non-routine litigation and regulatory matters that are separate and distinct from normal, recurring litigation and regulatory expenses incurred in the normal course of our business operations.

•

$4.6 million in fiscal year 2023 resulting from a settlement that we paid in fiscal year 2024 associated with a state attorney general investigation that was initiated in fiscal year 2015 (refer to Note 10 to our audited consolidated financial statements included elsewhere in this prospectus for additional information), $1.3 million associated with a multi-year insurance policy pertaining to borrower defense to repayment claims (refer to “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Borrower Defense to Repayment” for additional information), and the remainder principally representing legal fees for non-routine litigation and regulatory matters.

•

$3.6 million in both the nine months ended May 31, 2025 and 2024 associated with the borrower defense multi-year insurance policy noted above, and the remainder in both periods principally representing legal fees for non-routine litigation and regulatory matters. Refer to Note 11 to our audited consolidated financial statements and Note 13 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Borrower Defense to Repayment” for additional information on borrower defense to repayment.

(f)

Represents non-cash equity-based compensation expense in accordance with Accounting Standards Codification Topic 718, Compensation: Stock Compensation. Although share-based compensation is a key incentive offered to our employees, we evaluate our business performance excluding share-based compensation expense because it is a non-cash expense.

(g)

Other consists of management fees pursuant to our existing management consulting agreement and other expenses that we believe are not indicative of our ongoing operations. The existing management consulting agreement will be terminated effective as of the pricing of this offering and therefore no management fees will accrue or be payable for periods after the pricing of this offering. See “Certain Relationships and Related Party Transactions—Management Consulting Agreement” included elsewhere in this prospectus for additional information.

(h)

Represents the income tax effect of these non-GAAP adjustments, calculated using the appropriate statutory tax rates. The non-GAAP effective tax rates were 24.7% and 22.6% for fiscal year 2024 and fiscal year 2023, respectively, and 24.6% and 24.7% for the nine months ended May 31, 2025 and 2024, respectively.

(i)

Represents income tax effects from a claim of right credit that we elected to no longer pursue in fiscal year 2024 associated with our $50 million settlement payment made in fiscal year 2020 to the Federal Trade Commission. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Federal Trade Commission Investigation” for additional information. We do not believe the settlement payment and the related income tax effects are indicative of our ongoing operations. Refer to Note 8 to our audited consolidated financial statements included elsewhere in this prospectus for additional information on income taxes.

Liquidity and Capital Resources

Our primary sources of cash are cash provided by operations, cash and cash equivalents and marketable securities on hand. Our principal uses of cash are, and we expect to continue to be, payments of our operating expenses, such as wages and benefits, advertising and investments to maintain and enhance our digital technology platform and various technology systems to support and improve the student experience. As discussed below, we also anticipate paying a quarterly cash dividend following the completion of this offering, subject to the discretion of our board of directors. We believe that our existing cash and investment balances and funds generated from operating activities will be sufficient to meet our working and other capital requirements for the foreseeable future.

Although we currently have substantial liquidity, our ability to deploy currently available liquidity is constrained by our need to maintain a Department of Education financial responsibility composite score of at least 1.5. See “Business—Regulatory Environment—Regulation of Student Financial Aid Programs—Standards of Financial Responsibility” included elsewhere in this prospectus for a discussion of composite score requirements and calculations.

During the first nine months of fiscal year 2025, we distributed $149 million (including $134 million to our limited partners and $15 million to noncontrolling interests). Additionally, subsequent to May 31, 2025, we distributed an incremental $88 million (including $80 million to our limited partners and $8 million to noncontrolling interests). Other than these distributions, uses of cash for fiscal year 2025 are expected to consist primarily of operating expenses, an increase in working capital associated with student deposits (see “—Operating cash flows”) and capital expenditures to maintain and enhance our digital technology platform and various technology systems. Total capital expenditures for fiscal year 2025 are expected to be reasonably consistent with fiscal year 2024. Additionally, as we had no outstanding debt as of August 31, 2024, material future cash requirements are limited to obligations associated with our operating leases.

On September 11, 2025, we entered into a Commitment Letter with the Revolving Facility Banks, pursuant to which they have committed, subject to the satisfaction or waiver of customary conditions, to provide us a Revolving Facility in an aggregate principal amount of $100 million, the full amount of which will be available through a subfacility that may be used to issue letters of credit or bank guarantees. The Revolving Facility will be available as a source of liquidity for us and our subsidiaries. See “Prospectus Summary—Recent Developments—Revolving Credit Facility” included elsewhere in this prospectus for a discussion of the terms and conditions of the Revolving Facility.

Beginning in the first full fiscal quarter following the completion of this offering, we anticipate paying a quarterly cash dividend at a rate initially equal to $    per share per annum, or $    per annum in the aggregate, on our common stock to holders of our common stock, and resulting in an annual yield of   % based on a price of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Although we currently intend to pay a quarterly cash dividend to holders of our common stock, we have no obligation to do so, and our dividend policy may change at any time without notice to our shareholders. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, receipt of cash dividends from our operating subsidiaries, restrictions imposed by applicable law, our overall financial condition, restrictions in debt agreements that we or our subsidiaries may enter into in the future, including the Revolving Facility, and any other factors deemed relevant by our board of directors. If we pay such dividends, we may in the future reduce or discontinue entirely the payment of such dividends at any time. We are a holding company and our operations are conducted through our operating subsidiaries. In the event that we do pay a dividend, we intend to cause our operating subsidiaries to make distributions to us in an amount sufficient to cover such dividend. See “Dividend Policy.”

Cash and cash equivalents, restricted cash and cash equivalents and marketable securities

Our cash and cash equivalents, including restricted cash and cash equivalents and marketable securities are placed with high-credit-quality financial institutions. The following provides a summary of these financial instruments as of the respective periods:

	August 31, 2024	August 31, 2023	% Change	May 31, 2025	August 31, 2024	% Change
($ in thousands)
Cash and cash equivalents	$297,339	$240,660	24%	$203,497	$297,339	(32)%
Restricted cash and cash equivalents	58,831	54,969	7%	39,928	58,831	(32)%
Current marketable securities	16,336	10,556	55%	9,223	16,336	(44)%
Noncurrent marketable securities	10,438	11,135	(6)%	14,620	10,438	40%

Total	$382,944	$317,320	21%	$267,268	$382,944	(30)%

Total cash and cash equivalents (including restricted cash and cash equivalents) and marketable securities (including current and noncurrent marketable securities) decreased $116 million, or 30%, to $267 million during the first nine months of fiscal year 2025 from $383 million as of August 31, 2024 principally due to $149 million of distributions (including $134 million to our limited partners and $15 million to noncontrolling interests) and $16 million of capital expenditures. This was partially offset by cash generated by operating activities principally attributable to net income and associated non-cash items as further described below in “—Operating Cash Flows”.

Total cash and cash equivalents (including restricted cash and cash equivalents) and marketable securities (including current and noncurrent marketable securities) increased $66 million, or 21%, to $383 million during fiscal year 2024 from $317 million as of August 31, 2023 due to $163 million of cash generated by operating activities. As further described in “—Operating Cash Flows”, cash generated by operating activities was principally attributable to net income and associated non-cash items. Cash generated from operating activities was partially offset by $75 million of capital distributions (including $70 million to our limited partners and $5 million to noncontrolling interests) and $23 million of capital expenditures principally for internal software development.

As of May 31, 2025 and August 31, 2024, our cash and cash equivalents (including restricted cash and cash equivalents) approximate fair value because of the short-term nature of the financial instruments. Our marketable securities (including current and noncurrent marketable securities) have original maturities to us greater than three months, and contractual maturities that will occur within three years. Our marketable securities are classified as available-for-sale and are measured at fair value. We determine the fair value of these investments using a market approach with Level 2 observable inputs including quoted prices for similar assets in active markets, or quoted prices for identical or similar assets in markets that are not active. We may sell certain of our marketable securities prior to their stated maturities for strategic reasons including, but not limited to, investment yield and credit risk management. We have not recognized significant gains or losses related to such sales. Additionally, all of the securities we hold are investment grade, and we had no related allowance for credit losses as of May 31, 2025 or August 31, 2024.

Operating cash flows

The following provides a summary of our operating cash flows during the periods shown below:

	Fiscal Year Ended		Nine Months Ended (Unaudited)
(in thousands)	August 31, 2024	August 31, 2023	May 31, 2025	May 31, 2024
Net income	$115,148	$65,932	$117,871	$105,129
Non-cash items	108,822	102,034	88,509	93,954
Changes in assets and liabilities, excluding impact of acquisition	(60,734)	(62,284)	(154,591)	(58,558)

Net cash provided by operating activities	$163,236	$105,682	$51,789	$140,525

Nine months ended May 31, 2025 – Our non-cash items primarily consisted of a $36 million provision for credit losses on accounts receivable, $29 million of deferred income taxes, $16 million of depreciation and amortization, and $5 million of non-cash lease expense.

The changes in assets and liabilities primarily consisted of a $71 million decrease in student deposits resulting from our transition to financial aid disbursements by course (see further discussion below), and a $77 million increase in accounts receivable (excluding provision for credit losses in non-cash items discussed above) primarily due to course start timing and increased enrollment. This was partially offset by a $29 million increase in deferred revenue due to course start timing and increased enrollment.

Nine months ended May 31 2024 – Our non-cash items primarily consisted of a $30 million provision for credit losses on accounts receivable, $25 million of deferred income taxes, $16 million of depreciation and amortization, a $13 million loss on interest rate swaptions that were purchased in connection with our pursuit of strategic alternatives (refer to Notes 1 and 2 to our audited consolidated financial statements included elsewhere in this prospectus), and $6 million of non-cash lease expense.

The changes in assets and liabilities primarily consisted of a $36 million increase in accounts receivable (excluding provision for credit losses in non-cash items discussed above) due to course start timing and increased enrollment, and decreases in accrued compensation and benefits, operating lease liabilities and student deposits of $12 million, $11 million and $10 million, respectively. This was partially offset by a $19 million increase in deferred revenue due to course start timing and increased enrollment.

Fiscal year 2024 – Our non-cash items primarily consisted of a $41 million provision for credit losses on accounts receivable, $21 million of depreciation and amortization, $21 million of deferred taxes, a $13 million loss on interest rate swaptions that were purchased in connection with our pursuit of strategic alternatives (refer to Notes 1 and 2 to our audited consolidated financial statements included elsewhere in this prospectus), $8 million of non-cash lease expense and $6 million of share-based compensation.

The changes in assets and liabilities primarily consisted of a $46 million increase in accounts receivable (excluding provision for credit losses in non-cash items discussed above) primarily due to increased enrollment and a $26 million decrease in student deposits, which was partially offset by a decrease in prepaid income taxes resulting from our election to no longer pursue a claim of right credit (refer to Note 8 to our audited consolidated financial statements included elsewhere in this prospectus). The decrease in student deposits was primarily due to a change in the timing of financial aid disbursements for the University’s students. Before the change, financial aid funds were typically disbursed in two installments that generally involved four courses. Such funding was included in student deposits on our consolidated balance sheets until students began subsequent courses. Beginning in July 2024, the University began transitioning to financial aid disbursements by course with students transitioning after they complete their current academic year. Accordingly, student deposits are expected to continue to decrease in future periods as the University’s students transition to single course financial aid disbursements.

Fiscal year 2023 – Our non-cash items primarily consisted of a $32 million provision for credit losses on accounts receivable, $24 million of depreciation and amortization, $18 million of deferred taxes, $15 million of non-cash lease expense, $12 million of impairment charges and asset disposal losses and $6 million of share-based compensation expense.

The changes in assets and liabilities primarily consisted of a $36 million increase in accounts receivable (excluding provision for credit losses in non-cash items discussed above) primarily due to increased enrollment, a $36 million increase in other assets primarily due to our purchase of certain multi-year insurance policies and a $28 million decrease in operating lease liabilities from rent payments. This was partially offset by increases in accounts payable, deferred revenue and student deposits of $17 million, $10 million and $7 million, respectively.

Investing cash flows

The following provides a summary of our investing cash flows during the periods shown below:

	Fiscal Year Ended		Nine Months Ended (Unaudited)
(in thousands)	August 31, 2024	August 31, 2023	May 31, 2025	May 31, 2024
Purchases of property and equipment	$(22,589)	$(15,717)	$(16,399)	$(16,127)
Marketable securities (purchases) sales and maturities, net	(4,560)	2,419	2,641	10,756
Acquisition, net of cash acquired	—	—	(1,982)	—
Other investing activities	(353)	(3,636)	(58)	(198)

Net cash used in investing activities	$(27,502)	$(16,934)	$(15,798)	$(5,569)

Nine months ended May 31, 2025 and 2024 – Cash used in investing activities was $16 million and $6 million for the nine months ended May 31, 2025 and 2024, respectively. Capital expenditures were the substantial majority of cash used in investing activities during both periods, and substantially all of our capital expenditures represented internal software development. In addition, we paid approximately $2 million, net of cash acquired, to acquire a controlling interest in Empath, Inc. (see further discussion in Note 3 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus).

Fiscal year 2024 and fiscal year 2023 – Cash used in investing activities was $28 million and $17 million in fiscal years 2024 and 2023, respectively. Capital expenditures were the substantial majority of cash used in investing activities in both fiscal years, and substantially all of our capital expenditures represented internal software development.

Financing cash flows

The following provides a summary of our financing cash flows during the periods shown below:

	Fiscal Year Ended		Nine Months Ended (Unaudited)
(in thousands)	August 31, 2024	August 31, 2023	May 31, 2025	May 31, 2024
Capital distributions to limited partners	$(69,959)	$—	$(134,001)	$(69,959)
Capital distributions to noncontrolling interests	(5,332)	(1,519)	(14,735)	(5,315)
Payments on borrowings	—	(5,000)	—	—
Capital contributions	98	—	—	98

Net cash used in financing activities	$(75,193)	$(6,519)	$(148,736)	$(75,176)

Nine months ended May 31, 2025 and 2024 – Cash used in financing activities was $149 million for the nine months ended May 31, 2025, which represented capital distributions that included $134 million to our limited partners and $15 million to noncontrolling interests. Cash used in financing activities was $75 million for the nine months ended May 31, 2024, which represented capital distributions that included $70 million to our limited partners and $5 million to noncontrolling interests.

Fiscal year 2024 and fiscal year 2023 – Cash used in financing activities was $75 million in fiscal year 2024, which represented capital distributions that included $70 million to our limited partners and $5 million to noncontrolling interests. Cash used in financing activities in fiscal year 2023 was $7 million, which included $5 million of debt repayment and $2 million of capital distributions to noncontrolling interests.

Off-Balance Sheet Arrangements

On May 31, 2023, the University entered into an Asset Purchase Agreement (as amended, the “Purchase Agreement”) with Four Three, under which Four Three would acquire substantially all the assets which relate to, or are used in connection with, operating the business of the University for a base purchase price of $550 million. In June 2024, the Purchase Agreement was extended through June 10, 2025. As part of the extension, the University paid a $5 million extension fee to UofI and the exclusivity clause in the Purchase Agreement was removed, providing the University the right to pursue other transactions at its discretion, including this offering. In June 2025, we terminated the Purchase Agreement and paid an incremental fee of $12.2 million to UofI. We are no longer pursuing this transaction and we do not have any further obligations associated with the transaction.

We had a $32 million and $35 million outstanding cash collateralized letter of credit as of May 31, 2025 and August 31, 2024, respectively, which supports a sublease for a facility we have exited. Additionally, our insurers issue surety bonds that are required by various states where we operate, or that are required for other purposes. We are obligated to reimburse our insurers for any surety bonds that are paid. As of both May 31, 2025 and August 31, 2024, the face amount of these surety bonds was less than $1 million.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements in accordance with GAAP requires management to make certain estimates, assumptions and judgments that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Although we believe our estimates, assumptions and judgments are reasonable, actual results may differ from our estimates under different assumptions, judgments or conditions.

Our significant accounting policies, which are detailed in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus, describe the significant accounting policies and methods used in the preparation of our consolidated financial statements. Of our significant accounting policies, we consider the following policies to be critical as they involve a higher degree of subjective or complex judgments and assumptions, often as a result of the need to make estimates about the effect of inherently uncertain matters: (i) Revenue Recognition, (ii) Allowance for Credit Losses, and (iii) Income Taxes.

Revenue Recognition

We analyze revenue recognition on a portfolio approach based on our determination that University students generally behave similarly (e.g., enrollment agreements all contain similar terms, refund policies are consistent, and all students work with the University to obtain some type of funding as described above). We do not expect that revenue earned for the portfolio is significantly different as compared to revenue that would be earned if we were to assess each contract separately.

Under the University’s non-term academic delivery model, students generally enroll in a program of study encompassing a series of courses taken consecutively over the length of the program. Each course represents one performance obligation that the University satisfies over time and, accordingly, time elapsed (an output method) is used to recognize revenue evenly over the duration of the course (e.g., daily over five weeks for a five-week course, other than the University’s holiday breaks when no related net revenue is recognized). For students who participate in the University’s risk-free, three-week program during their first credit-bearing course, the University does not recognize revenue for the risk-free period until students continue beyond the risk-free period, which is when the contract with the student has commercial substance.

The University’s refund policy permits students who attend 60% or less of a course to be eligible for a refund for the portion of the course they did not attend. Accordingly, the University ceases revenue recognition for the remainder of a course if a student withdraws prior to the tuition refund period elapsing. We record refunds as a reduction of deferred revenue, and refunds are limited to the balance of deferred revenue at the date that a student withdraws.

Discounts are generally recognized over the period of instruction in the same manner as the related revenue to which the discount relates. Additionally, the University offers certain discount programs which provide students with the opportunity to earn increased tuition discounts as they take certain courses. The University evaluates such programs to determine whether the future discounts represent a material right to the student. If the future discounts represent a material right, we estimate the amount of these future discounts based on historical experience with student persistence and recognize the associated amount when the performance obligation is satisfied, which is either when the student attends applicable future courses or is no longer eligible for the discount. As of May 31, 2025, August 31, 2024 and August 2023, we had approximately $16 million, $10 million and $9 million, respectively, of contract liabilities for discount programs that represent material rights to students.

Refer to Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for additional information on revenue recognition.

Allowance for Credit Losses

Our estimated allowance for credit losses is generally based on historical collection experience and write-offs, current student enrollment, the aging of the receivables, and current trends. Accounts receivable are written off once the account is deemed to be uncollectible, which typically occurs after collection efforts have ceased. We believe our allowance for credit losses reflects the amount of receivables that will become uncollectible by considering our most recent collections experience with respect to such receivables, changes in trends and other relevant facts.

We recorded provisions for credit losses of approximately $36 million and $30 million during the nine months ended May 31, 2025 and 2024, respectively, and approximately $41 million and $32 million during fiscal years 2024 and 2023, respectively. Our allowance for doubtful accounts was approximately $46 million, $49 million and $52 million as of May 31, 2025, August 31, 2024 and August 31, 2023, respectively, which approximated 34%, 51% and 55% of gross student receivables as of the respective dates. For the purpose of sensitivity:

•

A ten percent change in our allowance for doubtful accounts as a percentage of gross student receivables as of August 31, 2024 would have resulted in a pre-tax change in income of approximately $10 million; and

•	If our bad debt expense were to have changed by one percent of net revenue for fiscal year 2024, we would have recorded a pre-tax change in income of approximately $10 million.

Refer to Note 1 and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus for additional information on allowance for credit losses.

Income Taxes

We are subject to the income tax laws of the United States, which are complex and subject to differing interpretations. As a result, significant judgments and interpretations are required in determining our provision for income taxes and evaluating our uncertain tax positions.

As of May 31, 2025 and August 31, 2024, we had approximately $31 million and $47 million of net deferred tax assets, respectively. We have not recorded a valuation allowance for substantially all of our deferred tax assets principally based on our recent cumulative pre-tax income. Additionally, we had $27 million of unrecognized tax benefits, excluding interest and penalties, as of both May 31, 2025 and August 31, 2024.

Refer to Note 1 and Note 8 to our audited consolidated financial statements included elsewhere in this prospectus for additional information on income taxes.

Recent Accounting Pronouncements

See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for recently issued accounting pronouncements adopted in fiscal years 2024 and 2023 or not yet adopted as of the date of this prospectus.

Quantitative and Qualitative Disclosure About Market Risk

We are subject to the impact of interest rate changes and may be subject to changes in the market values of our investments. We invest our excess cash in cash equivalents and marketable securities and earnings from such investments may be adversely affected in the future should interest rates decline. Our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates. During the nine months ended May 31, 2025, and fiscal year 2024, our interest rate yields were approximately 4% and 5%, respectively, and we earned $8 million and $17 million of interest income, respectively.

We do not currently have material risk associated with interest expense as we did not have any outstanding debt as of May 31, 2025 and August 31, 2024.

JOBS Act Accounting Election

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” We have elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our audited financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. Refer to Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding new or revised accounting pronouncements.

We have chosen to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies; (iii) comply with certain types of new requirements adopted by the PCAOB; and (iv) disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We may remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue equals or exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an “emerging growth company” prior to the end of such five-year period.

BUSINESS

Our Mission

To provide access to higher education opportunities that enable students to develop the knowledge and skills necessary to achieve their professional goals, improve the performance of their organizations and provide leadership and service to their communities.

Our Business

We are a mission-driven organization operating at the forefront of the rapidly evolving post-secondary education market. As one of the largest online education providers and a pioneer in our field, we benefit from the dynamic interplay between technological innovation, education, employment and economic trends. The demands of the modern workforce are continually shifting, and we are focused on transforming the way individuals achieve their educational and career aspirations while balancing the unique demands of being an adult learner. We are focused on delivering a personalized, career-relevant and affordable education to our students through our flexible learning model, skills-aligned curriculum and accessible tuition costs. We have created purpose-built platforms that leverage an AI-ready data infrastructure and technology stack to enhance the student experience, increase student success and improve the connectivity between students, educators and employers.

The University of Phoenix was founded in 1976 and has been continuously accredited since 1978 by the HLC, an institutional accrediting agency recognized by the U.S. Department of Education. In our nearly five decades of operation, we have served more than 1.1 million alumni (including those who have completed non-degree certificates) and conferred nearly 1.3 million degrees. According to Forbes, we were the university with the highest number of graduates employed at the top 20 Fortune 500 companies as of September 2021.

Our student body consists primarily of working adults seeking to advance their careers. Adult learners represent an attractive and growing sub-segment of the higher education market. However, they face unique challenges that are not addressed by traditional programs designed for 18- to 22-year-olds, including the time constraints and responsibilities of work, community and caring for dependents. As a result, these students can significantly benefit from an education solution tailored to their needs. We are dedicated to these adult learners, and we are constantly evolving the flexible, asynchronous learning models and the robust technology solutions designed to meet their unique needs. We believe we provide a differentiated value proposition to both students and employers. Both inside and outside of the classroom, our purpose is to help our students achieve their educational and career goals and to assist employers in upskilling their employees.

For the fiscal year ended August 31, 2024, the University’s Average Total Degreed Enrollment was 78,900, including 64,100 undergraduate and 14,800 graduate students. During the first nine months of fiscal year 2025, Average Total Degreed Enrollment increased to 82,700. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for the definition of Average Total Degreed Enrollment. Students either enroll at the University independently or have the option to enroll through one of our more than 2,500 employer relationships. Many of our students receive discounted tuition benefits under programs offered through our employer relationships, which are classified as B2B enrollment. These include students who enroll in the University through employer-provided programs, as well as students who enroll independently but are employees of employers with whom we have an employer relationship. We view B2B enrollments as a significant opportunity for further growth. B2B enrollments represented 13,300 Average Total Degreed Enrollment (20% of the University’s Average Total Degreed Enrollment) in fiscal year 2022 and 23,300 Average Total Degreed Enrollment (30% of the University’s Average Total Degreed Enrollment) in fiscal year 2024, reflecting a 32% CAGR.

The University currently offers 72 degree-granting and 33 non-degree certificate programs across a wide range of disciplines. Our degree-granting programs represented approximately 97% of our net revenue for fiscal year 2024 and serve a diverse set of students who are seeking to improve their career opportunities:

Average Total Degreed Enrollment by degree type for fiscal year 2024:

•	Bachelor’s: 70%

•	Master’s: 16%

•	Associate’s: 11%

•	Doctoral: 3%

Degree completions by discipline for fiscal year 2024:

•	Business and IT: 63%

•	Health Professions: 15%

•	Social and Behavioral Sciences: 12%

•	Education: 4%

•	Nursing: 4%

•	Doctoral Studies: 2%

•	General Studies: less than 1%

Of the University’s enrollment during fiscal year 2024, subject to data availability for each metric:

•	76% are currently employed;

•	95% of new students are over the age of 22, with an average age of 37;

•	64% care for dependents at home;

•	61% are first-generation college students;

•	62% of students who completed an optional survey identify as members of a minority group; and

•	71% are female.

Our non-degree offerings for students and employers represent the remaining portion of net revenue and are a growing priority for the University. These non-degree offerings include shorter credit-bearing certificates and non-credit professional development courses that provide students with critical skills for career advancement and benefit employers by upskilling their employees.

We are also developing new talent solutions programs for employers, including: (i) Talent Source, a talent-sourcing platform that connects employers with students whose skills profiles align with job postings and (ii) Skillmore, an AI-powered tool that scans an employer’s inventory of sought-after skills and designs development pathways to internal job opportunities.

Our Market Opportunity

According to the U.S. Department of Education’s NCES, a total of 19.0 million students were enrolled in degree-granting, post-secondary institutions in fall 2023. This market represented $813 billion of revenue during the 2022-2023 school year. Tuition and fees make up $181 billion of this $813 billion market opportunity. Additionally, according to various studies, including the U.S. Census Bureau’s 2024 CPS, graduates with a bachelor’s degree or an advanced degree, on average, tend to have better career outcomes than persons with only a high school diploma, which drives continuing demand for higher education.

We believe demand for higher education will remain strong given its personal and economic benefits. Adult, online learners represent a particularly significant and growing segment of this market due to the following factors:

Adult Learner Market Represents a Significant Opportunity. According to the U.S. Census Bureau, as of 2023, 83.8 million adults in the United States aged 25 or older did not have any college-level education. As of the start of the 2023-24 academic year, the working age SCNC population under 65 was comprised of 37.6 million people, an increase of 2.2% from the start of the prior academic year. The Georgetown University Center on Education and the Workforce estimates 72% of jobs in the U.S. will require a post-secondary education and/or training by 2031, and a recent Gallup-Lumina survey indicated adult learner interest in pursuing higher education has been increasing. A 2023 survey by the Society for Human Resource Management indicated that 48% of employers currently offer some form of undergraduate or graduate tuition assistance for their workers. We believe the University is well-positioned to serve this market with our distinctive learning experience tailored to the unique needs of these working adult students.

Evolving Workforce Drives Market Demand for Skills-Based Education. The extensive impact of technology and the transition to a knowledge-based economy are driving transformative shifts in the U.S. workforce. The U.S. Bureau of Labor Statistics projects that from 2023 to 2033, the U.S. labor market will see a net gain of 6.7 million jobs tied to the expansion of new technologies. Similarly, the World Economic Forum predicts that by 2030, 39% of workers will have their jobs disrupted and 59% of workers will require training for new skills. We believe our skills-aligned, career-relevant curriculum, including our growing non-degree offerings, will be critical in ensuring success for future students and our more than 1.1 million alumni. Corporations in the United States spent more than $101 billion on training in 2023, according to Training Magazine’s 42nd Annual Training Industry Report. A 2023 survey by the Society for Human Resource Management indicated that 48% of employers currently offer some form of undergraduate or graduate tuition assistance for their workers. We believe these factors provide a significant market opportunity as we expand discussions with employers beyond our degree offerings.

Evolving Preferences of Today’s Students Drives Growth in the Online Learning Market. The growing adoption of online learning in higher education has been driven by the market demand for (i) career-orientation, (ii) flexibility and personalization, and (iii) increased affordability compared to traditional institutions. These factors are especially important for working adults who manage multiple competing priorities and responsibilities. Education Dynamics’ most recent survey, conducted in January 2024, stated that more than “40% of online students surveyed enroll primarily to start a new career to earn more money, while another 22% enroll to start a new career more aligned with their interests.” In total, 98% of respondents indicated that they enrolled for a career-focused reason. Online learning also provides a more accessible and affordable learning experience, with recent technological advancements enhancing personalization, flexibility and support, which are especially key for adult learners. At the same time, degrees from traditional programs have become cost prohibitive for many students, and according to the NCES, there has been a 141% increase in the average cost of a four-year bachelor’s degree at U.S. public institutions over the last 20 years. These factors have led to an increase in the percentage of students enrolled in at least one distance education course, defined as education that uses one or more technologies to deliver instruction to students who are separated from their instructor, from 36% in fall 2019 to 54% in spring 2025. Based on industry analyses, enrollment growth in degree-granting, post-secondary institutions is slowing and the number of high school graduates that are eligible to enroll in degree-granting, post-secondary institutions is expected to continue to decrease over the next few years. We believe our commitment to offering a flexible, personalized online learning experience at an affordable cost, empowered by our significant technology investments and our two petabytes of student data, creates a compelling value proposition that will enable us to offset this trend better than our peers. In order to maintain our growth rates, we aim to maintain or increase market share in existing markets. See “Risk Factors—Risks Related to Our Business—A decline in the overall growth of enrollment in post-secondary institutions, or in the number of students seeking degrees online, could lead to lower enrollment, which could negatively impact our future growth.”

Our Transformation

In February 2017, funds affiliated with Apollo and Vistria acquired our predecessor company with a vision to transform the University into a smaller and more focused institution that would be better positioned to educate and re-skill its working adult students—the original legacy of founder John Sperling. Since the acquisition, we have strengthened the University in several ways to drive long-term value for all stakeholders:

Realigned the University’s Strategic Direction. We completed a comprehensive transformation of our academic course offerings, aligning 100% of our courses in programs open for enrollment to career-relevant skills. We tailored each degree program to facilitate the learning of career-relevant skills sought by employers as determined by programmatic accreditors, employers, advisory councils, government job definitions and numerous other sources. To increase our focus on the University and its mission, we exited non-core programs and divested the other operations of our predecessor company, including several international schools that shared administrative resources with the University. While maintaining our main campus in Phoenix, Arizona, we exited all of our other campuses. Our multi-year transformation efforts to actively increase the focus of the University drove much of the significant enrollment and revenue declines experienced since 2010, which have now stabilized. From fiscal year 2022 to fiscal year 2024, both net revenue and Average Total Degreed Enrollment increased at a 9% CAGR.

Strengthened Our Academic Offerings. We improved learning outcomes by helping our students master career-relevant skills and by selectively integrating adaptive learning into a wide range of courses. We assess our students’ skills for ongoing competency, with students earning “skills badges” by demonstrating mastery, and skills badges are granted to students upon the completion of a course or, as applicable, a series of courses. To date, our students have earned more than 800,000 skills badges, demonstrating their mastery of competencies directly applicable to job requirements. We enhanced pathways to degree completion by redesigning our degree programs to permit greater use of transfer credits. We also launched competency-based programs that provide greater flexibility for students with prior relevant experience to accelerate their progress. Continuous innovation of curriculum and teaching methods, including a redesign of our math courses, has made these courses more accessible and applicable to real-world scenarios. Math is often a significant hurdle for adult learners, and these actions reduced the combined withdrawal and fail rates for these courses by 10%. Our efforts to reinvent key aspects of adult learning have received significant external recognition from multiple organizations, including EC-Council and Gartner, highlighting the impact of these initiatives on student success and career preparation.

Enhanced the Management Team and Harnessed our Deep Talent. We hired highly experienced leaders to spearhead this transformation. In addition to appointing Christopher Lynne as President in December 2022, we also hired key personnel across critical business functions such as academics, finance, information technology and marketing.

Digitized Career Mobility Tools and Invested in Our Technology Platform. Over the past five years, we have invested approximately $500 million in technology resources, leveraging AI across the student journey to improve retention, student-facing capabilities, and internal efficiency. We define AI as machine learning models that autonomously learn from continuously-updated data, extending beyond traditional rule-based automation. Over the last decade, we have implemented AI into core processes and refined these models for incremental improvements. Our AI-enabled enterprise platform stack includes certain long-standing uses of AI, including our student engagement monitoring model, which has been operational for eight years and helps identify at-risk students and trigger timely interventions, our AI assistant, which is widely deployed to address student-facing financial aid questions, and AI-based SMS prospect nurturing, which allows us to reduce enrollment advisor load. Further leveraging our mature technology foundation, we have started to develop and deploy certain advanced AI features such as our job-match algorithms, which align students with suitable job openings, our large language model-based phone agent, which provides phone-based complex technical support for our employees, and certain solutions for our B2B customers, which are designed to structure job competencies and optimize hiring workflows.

Instituted Career Services for Life. As part of our investment in student services, we offer career services to all active students and instituted Career Services for Life for all graduates, providing free lifetime access to career services and our suite of digital career tools.

Invested in Data-Driven, Responsible Marketing. We exited the low-performing affiliate lead generators channel and instead utilize analytics and performance-based media which have improved enrollment conversion. Through organic channels (e.g., search engine optimization), paid channels (e.g., television and paid search) and earned media, we have achieved industry-leading brand awareness and consideration, resulting in consistent enrollment growth and lower per-student acquisition costs over multiple years.

Improved Operational Efficiency. Between 2016 and 2024, we reduced overhead by more than $100 million by rationalizing our operating structure and decommissioning legacy technology systems in favor of a digital-first technology platform with embedded AI / machine learning tools.

Transformation Resulted in Significant Student Outcome Improvements. These actions have significantly strengthened the University’s position, leading to material improvements in the following student outcomes:

	Before Transformation	After Transformation
Higher Student Satisfaction(1)	69.8% (February 2017)	82.3% (May 2025)
Improved Student Retention(2)	59.7% (2016/2017 cohort)	71.5% (2023/2024 cohort)
Reduced 3-Year Student Loan Default Rates(3)	13.3% (2013 cohort)	8.7% (2018 cohort)
Increased 6-Year Graduation Rates(4)	25% (2015/2016 cohort)	37% (2018/2019 cohort)

(1)

Based on an internally administered satisfaction survey of students and represents the percentage of students rating a 9 or 10 on a 10-point scale. We surveyed approximately 15,000 students in February 2017 and approximately 21,000 students in May 2025. In the February 2017 survey, students were asked to rate their likelihood to recommend the University to a colleague, friend or family member who may be interested in attending the University; and in the May 2025 survey, students were asked to rate their likelihood to recommend the University to a friend, family member, or co-worker who is considering attending a college or university.

(2)

Student retention during a cohort year (federal award year from July 1 to June 30) is calculated as (i) the number of confirmed undergraduate students who both started a degree or non-degree certificate program and posted attendance in a course within such program (whether or not the course is ultimately completed or passed) as of a specified date (as described below), divided by (ii) the number of confirmed undergraduate students who started such a program, expressed as a percentage. The University offers traditional undergraduate degree and non-degree certificate programs as well as two different types of undergraduate competency-based education degree programs, identified as competency-based (“CB”) degree programs and direct assessment (“DA”) degree programs. Each course within a traditional undergraduate degree or non-degree certificate program is 35 days in length; a student in such a program is considered “retained” if he or she posted attendance in his or her fourth course within 175 days of starting the program. CB courses are taken in 16-week blocks; a student in a CB program is considered “retained” if he or she posted attendance by the end of the third week of his or her second block of courses in such program. DA courses are taken in 12-week terms; a student in a DA program is considered “retained” if he or she was in an active enrollment status as of the fifteenth day of his or her second term of such program. For purposes of each type of program, a student is deemed to have “posted attendance” in a course when the student completes at least one academic-related activity, such as participating in an online discussion on the course website, submitting an assignment or taking a required quiz or exam that is graded. The University developed its student retention rate formula in 2014 to evaluate and track performance in the University’s undergraduate degree programs. In 2019, the University modified the metric to include undergraduate students enrolled in non-degree certificate programs as well. As a result, the student retention rate for the 2016/2017 cohort includes only students enrolled in undergraduate degree programs, whereas the rate for the 2023/2024 cohort includes students enrolled in both undergraduate degree and non-degree certificate programs. For comparison, the student retention rate for just undergraduate degree programs for the 2023/2024 cohort was 72.9%.

(3)

Based on the U.S. Department of Education’s Cohort Default Rate for CDR FY 2013 and CDR FY 2018. Each cohort is a group of students who first enter into student loan repayment during a federal fiscal year (ending September 30), and the cohort default rate is the percentage of that cohort who default on their payment by the end of the second full year after such repayment start date. In CDR FY 2013, the University’s official cohort default rate was 13.3% and it has decreased or remained flat every year since. For CDR FY 2018 (partially impacted by the COVID-related federal loan repayment pause which began in 2020), the University’s official cohort default rate was 8.7%. The University’s official CDR FY 2021 (the most recent available official rate) was 0.0%, principally due to the U.S. Department of Education’s federal loan repayment pause initiated in response to the COVID-19 pandemic, which expired in September 2023. See “—Regulatory Environment—Regulation of Student Financial Aid Programs—Student Loan Cohort Default Rates.”

(4)	See definition of graduation rate below.

The University serves students with multiple risk factors identified by the U.S. Department of Education that affect completion rates. These risk factors include having children or dependents at home, being a single parent, being a first-generation college student, and being a recipient of the Federal Pell grant. On average, students attending the University exhibit several of these risk factors, some of which are not addressed by traditional programs designed for 18- to 22-year-olds. Even while primarily serving these at-risk students, the University’s student outcomes compare favorably against other for-profit institutions that are owned by publicly traded companies and have comparable student demographics to the University. The following table shows the most recent publicly available graduation data (defined as the IPEDS Outcome Measures 6-year rate for all undergraduates) for the undergraduate cohort who matriculated at the University and for-profit peer institutions that are owned by publicly traded companies as of the date of this prospectus between July 1, 2015 and June 30, 2016 and completed an undergraduate credential by August 31, 2021. While the graduation rate for the more recent undergraduate cohort is not yet publicly available for our peer institutions, the University evaluated its cohort of undergraduates who matriculated between July 1, 2018 and June 30, 2019 and completed an undergraduate credential by August 31, 2024. Our improvement in retention is reflected in this cohort’s graduation rate increase, as compared to the 2015/2016 cohort.

(1)

Represents the average of the 6-year graduation rates of the 2015/2016 cohort for American InterContinental University System, Capella University, Colorado Technical University, Strayer University and Walden University.

Strong Financial Performance. Our transformation and resulting significant improvement in student outcomes have also produced material improvements in financial results. Our net revenue has increased from $801 million in fiscal year 2022 to $950 million in fiscal year 2024 and our net income has increased from $52 million in fiscal year 2022 to $115 million in fiscal year 2024, which represented a 570 basis point increase in net income margin from 6.4% in fiscal year 2022 to 12.1% in fiscal year 2024. Adjusted EBITDA increased from $142 million in fiscal year 2022 to $229 million in fiscal year 2024, which represented a 640 basis point increase in Adjusted EBITDA Margin from 17.7% in fiscal year 2022 to 24.1% in fiscal year 2024. Our net revenue has increased from $710 million in the first nine months of fiscal year 2024 to $750 million in the first nine months of fiscal year 2025, and our net income has increased from $105 million in the first nine months of fiscal year 2024 to $118 million in the first nine months of fiscal year 2025, which represented a 90 basis point increase in net income margin from 14.8% in the first nine months of fiscal year 2024 to 15.7% in the first nine months of fiscal year 2025. Adjusted EBITDA was flat at $187 million in both the first nine months of fiscal year 2024 and the first nine months of fiscal year 2025, which represented a 140 basis point decrease in Adjusted EBITDA Margin from 26.4% in the first nine months of fiscal year 2024 to 25.0% in the first nine months of fiscal year 2025. The decrease in Adjusted EBITDA Margin during the first nine months of fiscal year 2025 compared to the prior year period was principally attributable to a temporary increase in costs during the first nine months of fiscal year 2025 as we address financial aid processing changes following the Department of Education’s implementation of an updated financial aid application form and transition to disbursing financial aid by course (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations”). Additionally, see “Prospectus Summary—Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Reconciliations” for the definitions of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation of net income to Adjusted EBITDA.

Our Competitive Strengths

We believe we are well-positioned within our market to deliver strong student outcomes and continued stable growth based on the following competitive strengths:

Personalized Service and Instruction. Our differentiated digital delivery capabilities, integrated with our dedicated live support, enable us to offer a highly personalized and flexible learning and service experience to our students. Our flexible, asynchronous, student-centric instructional model is tailored to the unique demands of our working adult students, and we have a proven track record of rapidly testing and implementing new innovations, including adaptive learning models, the launch of competency-based programs, curricular enhancements (e.g., our redesign of required mathematics courses resulting in 10% improvements to student progression), and the creation of courses tailored for mobile devices. Each student has easy access to academic counseling, school-related financial counseling, tutoring resources, technology support, career coaching and career services, with a focus on improving student outcomes.

Career-Relevant Education. Each of our academic offerings is designed with a focus on career-relevance, and we believe we are the only university to have all courses in active degree programs aligned to skills that are demonstrated via authentic assessments that measure a student’s attainment of such skills. Our approximately 100 programs are aligned with more than 300 careers, of which more than 90% are careers in growing fields according to the U.S. Bureau of Labor Statistics’ Employment Projections (2023–2033). Both our existing offerings and new program pipeline are focused on preparing students for employment opportunities in fields that project higher-than-average job growth such as healthcare, information technology and business. Each course tests for at least three skills that have career-relevant applications in the workforce and each skill is assessed against an employer-informed rubric. Skills badges are granted to students upon the completion of a course, or as applicable, a series of courses, and these badges can be shared via LinkedIn and certain other jobs websites. We have issued more than 800,000 University of Phoenix skills badges to date.

Affordable and Accessible Tuition. We provide personalized education at affordable prices relative to our peers and have not raised our tuition rates since 2018. According to the January 2024 Noel Levitz PSOL survey, 80% of our students stated that tuition paid was a worthwhile investment, which is 10% higher than the PSOL national benchmark of 70%. For the 2023-2024 academic year, our undergraduate degree program annual tuition and fees of $10,912 was below the average annual undergraduate tuition and fees for the 2022-2023 academic year for private, non-profit institutions ($40,700) and private, for-profit institutions ($18,200) and just slightly above the average annual undergraduate in-state tuition and fees for the 2022-2023 academic year for public institutions ($9,800). Additionally, our Tuition Price Guarantee, launched in 2018 and under which a student’s tuition price per course is frozen at the tuition rates in effect at his or her enrollment date, gives students certainty of their tuition price throughout the duration of their programs. We also make it easier for students to reduce both their time to graduate and their tuition costs through alternative credits, prior learning assessments and national testing programs, with participating students on average receiving $4,845, $4,055 and $2,150 in tuition savings from these measures respectively in fiscal year 2024. Finally, we expanded the number of employer relationships participating in our tuition assistance program, which lowers or even eliminates tuition costs for their employees.

Large University Scale and Leading Brand. We are one of the largest universities in the United States (ranking fifth among public, private for-profit and private non-profit 4-year, 2-year and less-than 2-year universities based on IPEDS enrollment surveys), with Average Total Degreed Enrollment of 78,900 in fiscal year 2024 under a single university brand. The strength and recognition of our brand is demonstrated by our industry-leading social media presence and an aided awareness score and net consideration score exceeding those of our peers in the online education sector. This combination of awareness and consideration drives higher engagement with prospective students, including fourteen million unique annual visitors to our phoenix.edu website.

Tech-Enabled Platforms with Robust Data Foundation. Through our scale and approximately 50 years of experience serving adult learners, we believe the University has created one of the world’s largest digital repositories of data on student behaviors. Leveraging our two-petabyte data lake and highly skilled engineers has allowed us to develop several proprietary analytics models to continuously improve coursework development, support at-risk students, customize student outreach strategies, develop student service innovations, and improve our enrollment process. This infrastructure underpins our AI initiatives, consolidating millions of annual interactions (e.g., calls and portal sessions) for near real-time processing. Its stability and extensibility allow us to support both student and staff-facing services and B2B solutions with confidence. Our data lake ingests both structured and unstructured information (e.g., transcribed calls, session replays and website interactions) and streams it in near real-time, providing continuous feedback loops for model refinement. We have implemented a governance process concerning the deployment of AI. We also have policies and processes around data validation, encryption and compliance. These policies and processes help provide a reliable foundation for existing models and for ongoing AI innovation. We believe the scale of our dataset is difficult to replicate and will continue to serve as a valuable resource as we continue to adopt AI and leverage automation throughout the student experience. These underlying platforms have enabled multiple years of significant improvements in student retention, student satisfaction and cost reduction, which we expect to continue.

Our Career Services for Life Promise. We offer career services to our active students and lifetime access to our career services for graduates. This includes student support services, such as career coaching (including job search support, resume building, and preparation for salary negotiation) and resources to support students in building professional relationships, exploring career opportunities, preparing for interviews, and developing a strong personal brand. We believe our suite of digital career tools also provides us with a competitive advantage. Our Career Navigator platform provides digital tools for career and job exploration, a personalized skill profile, job recommendation engine and career planning tools. According to the January 2024 Noel Levitz Priority Students for Online Learners survey, 82% of our students stated that Online Career Services are available at the University, 11% higher than the PSOL national benchmark of 71%.

Strong Employer Relationships. We are well-positioned to continue to grow our presence in the corporate-sponsored training and education market. Our aim is to become a highly integrated skills development provider, and today we have more than 2,500 corporate employer relationships. These represent a valuable opportunity to diversify our student population and net revenue, drive growth and reduce acquisition costs. Our tuition assistance programs enable employers to subsidize or reimburse the cost of their employees’ education. These students also generally have higher retention and graduation rates. Since fiscal year 2022, we have increased B2B enrollment at a 32% CAGR, from 13,300 Average Total Degreed Enrollment (20% of the University’s Average Total Degreed Enrollment) in fiscal year 2022 to 23,300 Average Total Degreed Enrollment (30% of the University’s Average Total Degreed Enrollment) in fiscal year 2024.

Focus on Regulatory Compliance. We have a consistent track record of regulatory compliance and have successfully completed a significant number of ordinary course evaluations, program reviews and compliance audits as a financial aid eligible institution. This history has contributed to strong, established relationships with our academic accreditors including the Higher Learning Commission, state regulators and various federal agencies. To uphold our commitment to honesty, integrity and transparency, the University employs a team of approximately 100 full-time professionals solely dedicated to regulatory compliance, student complaint resolutions and quality control. We have also developed robust compliance measures that are often recognized by regulators and shared with other universities as best practices. For example, we record the vast majority of calls with prospective students, where permissible, and review each interaction with a sophisticated, tech-enabled monitoring system to ensure our enrollment advisors are meeting all regulatory requirements. Furthermore, we derive a substantial portion of our revenue from Title IV funds, and like all other proprietary institutions of higher education, our continued eligibility to participate in Title IV programs requires compliance with the so-called “90/10 Rule” under the Higher Education Act. We derived approximately 88% of our cash basis revenue from Title IV funds in our most recent fiscal year. Our focus on regulatory compliance extends to compliance with respect to the 90/10 Rule. See “Risk Factors—Risks Related to the Highly Regulated Industry in Which We Operate—The University may lose eligibility to participate in Title IV programs if the percentage of our revenue derived from federal funding sources is too high.”

Strong Management and Experienced Staff Dedicated to a Student-Centric Culture. Our seasoned management team combines broad experience across the education and consumer services landscape with deep, personal connection and commitment to higher education for working adults. Led by Christopher Lynne, the University’s President, our senior leadership team benefits from more than 130 years of cumulative professional experience in education. Our long-tenured staff also brings years of experience executing on the University’s student-first mission with our 3,400 employees having an average of 11 years with the University. Additionally, our 2,300 faculty members have an average of 29 years of professional work experience and 16 years of teaching experience at the University. Our management team has successfully transformed our business, and we believe they have the vision and experience to successfully drive our future growth and profitability.

Our Growth Strategy

We believe that we are still in the early stages of realizing the benefits of our transformation, and we intend to leverage our competitive strengths by pursuing the following strategies:

Continue to Improve Student Retention and Outcomes. Our students are our focus, and we will continue to develop tools and resources to support their success. This starts at pre-enrollment, with tools to enhance the personalization of the onboarding process and facilitate the use of prior learning and transfer credits to reduce the time and cost of education. We expect to support enrolled students with Next Best Action models, AI agents and strategic human interventions that optimize their learning path alongside AI-based knowledge centers that are responsive to their individual learning and service needs. We expect these solutions to further improve retention and graduation rates, driving sustainable growth in the future.

Rapidly Evolve the Student and Employer Experience Platforms. The University has implemented a highly dynamic product development capability comprising more than 40 agile teams from all functional groups within the University. These teams dynamically assess critical employer and student needs, quickly develop innovative product solutions to address those needs, and then immediately allocate staffing to deliver the most impactful product capabilities. Innovative digital products, such as Savings Explorer and Phoebe Virtual Assistant, aid prospective students in identifying ways to complete their degrees faster and more affordably. Enrolled students are able to leverage resources such as Talent Source, which dynamically connects employers with our students and alumni, and job and course recommendation engines, which recommend relevant jobs and courses to students based on their current skills profile and skills required for their job advancement interests. The resources provided enhance the University’s value proposition to both students and employers.

Expand Employer Relationships. Given the University’s career-focused programs and learning platform tailored for working adults, we believe we are well-positioned to continue to grow our presence in the corporate-

sponsored training and education market, which represented 30% of our Average Total Degreed Enrollment in fiscal year 2024. We see significant headroom for growth in this area, given the approximately 18,400 employers in the United States in target industries that employ approximately 100 million employees. We have driven B2B growth through our more than 2,500 employer relationships, businesses that employ approximately 40 million employees, and we have begun to expand discussions with employers beyond our degree offerings to include our comprehensive suite of talent development solutions, including Skillmore, Talent Source and professional development offerings. While the development of our talent development solutions is in the early stages, we expect these solutions to broaden our relationships with key employers.

Continue to Drive Efficiency and Effectiveness Across Marketing and Enrollment. We focus on lowering our cost to acquire new students by using advanced analytics at every stage of the enrollment process, from efficiently generating demand across marketing channels to improving conversion of that demand through increased personalization and automation. Our robust analytical testing approach for driving performance with our media partners and our internally managed marketing channels enable us to identify prospective students who are more prepared for our academic environment. We continue to invest in marketing and advertising optimization, leveraging algorithmic adjustments to improve efficiencies across all marketing channels and increase conversion, while ensuring transparency and clarity for our prospective students throughout the marketing and enrollment process.

Increase Operating Margins and Operating Cash Flow. We believe that successfully executing our growth plan will increase operating margins and cash flows, while supporting further investments in student services. Our fixed cost structure results in meaningful operating leverage, with incremental revenue gains supporting expanded profitability and margin improvement. Key efforts in the near-term include leveraging our scalable, technology-enabled platform to enhance our onboarding practices, increase efficiency of our student support, and increase retention and student satisfaction by reinvesting into student support services and academics.

Continue to Evolve into Career Mobility Solutions Provider. As employers continue to realize that skills are the new currency of talent selection and progression, we are focused on expanding beyond our degree offerings to become an integrated talent development provider. We aim to provide solutions for critical talent productivity, mobility and sourcing needs. We have developed a comprehensive suite of new products including Skillmore, Talent Source, and professional development offerings to assist employers in developing skills pathways to upskill and reskill their employees into critical jobs. Skillmore is a new AI-based skills matching platform that allows employers and employees to understand critical skills needs within the organization and to create personalized learning pathways. In July 2024, we announced the collaborative testing of a skills-based job search platform, Talent Source, designed to match employer skill needs with a talent pool of participating students and alumni. We believe these solutions will increase the value proposition of the University to employers and prospective students, while also increasing students’ success and outcomes.

Competition

There are more than 5,000 colleges and universities serving traditional and adult students in the United States. Competition among these institutions is highly fragmented and varies by geography, program offerings, ownership, quality level, and selectivity of admissions. While we are one of the largest universities in the U.S. that predominantly focuses on the distance education market (defined as universities with 90% or more of students enrolled in distance education) according to NCES, no single institution has a significant share of the total post-secondary market. We compete with online programs offered by local, traditional colleges and universities, with other proprietary institutions that offer online programs, and with institutions that offer non-traditional, credit-bearing and noncredit-bearing education programs. As the proportion of traditional colleges and universities providing alternative learning modalities increases, a trend that accelerated during the COVID-19 pandemic, we expect that competition will increase. See “Risk Factors—Risks Related to Our Business—We face intense and increasing competition in the post-secondary education market, which could decrease our market share and create pricing pressures.”

Some of our competitors have greater financial and non-financial resources than we have and are able to offer programs similar to ours at lower tuition levels. In addition, the ability to bring online programs to market with the aid of sophisticated online program management companies has allowed some traditional institutions that historically may not have offered online education programs to access the online market quickly. While traditional colleges’ and universities’ use of online program managers, who assist those universities in bringing program offerings online, has lessened in recent years, these programs tend to target working adults, which is the University’s main student base. Accordingly, one of our primary competitive advantages has been diminished as a significant and increasing number of traditional institutions offer an increasing array of distance learning and other online education programs, including programs that are offered wholly online and geared towards the needs of working adults. As the proportion of traditional colleges and universities providing alternative learning platforms increases, we will face increased competition from these institutions, including those with highly regarded reputations, the degrees from which may be perceived as more valuable in the workplace.

In addition, in response to student preferences, in the mid-2000s, education providers began introducing new education and operating models focused on reducing costs and time to completion, including competency-based formats, intensive and immersive skills focused bootcamps, other non-degree programs and career-focused educational pathways, tools and services. While, with the advent of AI, the bootcamp market has tapered and its future growth is uncertain, price sensitive consumers and businesses may nevertheless be attracted to these alternative approaches.

The higher education industry continually evolves in response to shifting regulatory and political considerations, technological developments, the changing needs and objectives of students and employers, economic constraints affecting educational institutions and students, price competition, increased focus on affordability and value, the quality of secondary education in the United States and other factors. We believe we are well-positioned within our market to compete for working adult students and that the primary factors on which we successfully compete are the following:

•	affordable and accessible education pathways;

•	student-centric policies that recognize the need of adult learners to juggle family and work priorities along with school;

•	scale and experience with online learning;

•	brand recognition;

•	high quality, outcome-oriented and career-relevant degree portfolio and learning pedagogy;

•	qualified and experienced faculty that bridge the gap between education and career;

•	select, active employer relationships that demonstrate the validity of our curriculum for preparing students for the modern workforce;

•

speed of implementation in service and learning innovations and the ability to employ sophisticated practices for assessing levels of student learning, allowing us to issue verifiable badges for skills attainment;

•	data-driven, multi-dimensional approach to personalized student support;

•

digital skills tagging that recommends job pathways to students based on skills attained and gathered from students via robust data repositories and the digital tools of Career Navigator and Job Explorer; and

•	long-standing record of regulatory compliance with robust accreditation portfolio.

Employees

As of May 31, 2025, we had approximately 3,400 non-faculty employees, the substantial majority of whom were employed full-time. We also have approximately 2,300 faculty members as of May 31, 2025, the substantial majority of whom are adjunct faculty who have taught in the last twelve months and are eligible to teach future courses. We believe that our employee relations are good and engagement scores are above national benchmarks determined by our engagement survey provider, Microsoft Viva Glint. Microsoft Viva Glint engagement surveys ask respondents to measure how happy they are working at an organization on a 5-point Likert scale, referred to herein as “engagement scores.” Microsoft Viva Glint determines the national benchmark by calculating an average of the engagement scores across organizations nationwide that administer Microsoft Viva Glint engagement surveys. The national benchmark as calculated by Microsoft Viva Glint is 74, and our engagement score was 85 as determined in our most recent survey completed in early 2025.

Accreditation and Jurisdictional Authorizations

The University is institutionally accredited by the HLC, which provides, at least in part, the following:

•	validation of the quality of the institution as a whole;

•

additional assurance to current and potential students that they are receiving a quality educational experience from an institution that meets accreditation criteria and is engaged in continuous improvement;

•

qualification to participate in the federal student financial aid programs under Title IV of the Higher Education Act (in combination with state higher education operating and degree granting authority and multiple other federal requirements); and

•	qualification for authority to operate in certain states.

Institutional accreditation is widely accepted nationally as the basis for the recognition of earned credit and degrees for academic, employment, and professional licensure purposes, and, in some states, as a component of authorization to operate as a degree-granting institution. The University’s most recent reaffirmation of its institutional accreditation with the HLC took place in 2022-2023, and the next reaffirmation will take place in 2032-2033, with a mid-cycle visit in 2027.

Accreditation information for the University and applicable programs is described below:

Institution/Program	Accrediting Body (Year Accredited)(1)	Status(1)
University of Phoenix	• The Higher Learning Commission (1978, reaffirmed in 1982, 1987, 1992, 1997, 2002, 2012 and 2022)	• Accreditation term 2023-2033 • Next reaffirmation of accreditation 2032-2033, with a mid-cycle visit in 2027
• Business programs	• Accreditation Council for Business Schools and Programs	• Reaffirmation visit expected in 2027
• Bachelor of Science in Nursing	• Commission on Collegiate Nursing Education (2005, 2010 and 2020) • Previously accredited by National League for Nursing Accrediting Commission from 1989 to 2005	• Accreditation term (baccalaureate degree program) 2020-2030
• Master of Science in Nursing	• Commission on Collegiate Nursing Education (2005, 2010 and 2020) • Previously accredited by National League for Nursing Accrediting Commission from 1996 to 2005

•  Accreditation term 2020-2025

•  Reaffirmation visit occurred in March 2025. The report will proceed to the Accreditation Review Committee (July 29-August 1, 2025), followed by the CCNE Board of Commissioners review (September 16-19, 2025), with a final report expected in October 2025

Institution/Program	Accrediting Body (Year Accredited)(1)	Status(1)
• Doctor of Nursing Practice	• Commission on Collegiate Nursing Education	• Accreditation term effective March 16, 2022 – December 31, 2027. The next evaluation visit is scheduled for spring 2027
• Master of Counseling in Clinical Mental Health (Arizona campuses)	• Council for Accreditation of Counseling and Related Educational Programs (“CACREP”) (1996, 2002, 2010, 2012, 2018)	• Reaffirmation visit expected in 2027
• Master of Counseling in Clinical Mental Health (Online)	• CACREP (2025)	• Accreditation term 2025-2033 (graduation of this program with a conferral date of February 6, 2023 or later are considered completing a CACREP-accredited program)
• Master of Counseling in Mental Health Counseling (Utah campus)	• CACREP (2001, reaffirmed in 2010, 2012, 2018 and re-affirmed in 2020)	• This program completed orderly closure in June 2023 • Utah CACREP accreditation expired in 2024
• Master of Science in Healthcare Administration	• Commission on Accreditation of Healthcare Management (initial accreditation 2019-2021)	• Accreditation term 2023-2029

•  The following programs were accredited at the Hawaii Campus: Bachelor of Science in Education/ Elementary Education; Master of Arts in Education with options in Elementary Education / Secondary Education/and Special Education (Hawaii Campus)

•  National Council for Accreditation of Teacher Education (“NCATE”) following a merger of accreditors, NCATE accreditation is administered by the Council for the Accreditation of Educator Preparation (“CAEP”) (2016-2021)

• Hawaii programs completed orderly closure in August 2021 • NCATE/CAEP approval expired in December 2021

•  The following programs were accredited at the Utah Campus: Bachelor of Science in Education/Elementary Education; Master of Arts in Education with options in Elementary Teacher Education, Secondary Teacher Education and Special Education (Utah Campus)

•  National Council for Accreditation of Teacher Education following a merger of accreditors, NCATE accreditation is administered by the Council for the Accreditation of Educator Preparation (2016-2023)

• Utah programs completed orderly closure in June 2023 • NCATE/CAEP approval expired in October 2023
• Master of Science in Counseling/School Counseling (Utah Campus)

•  National Council for Accreditation of Teacher Education following a merger of accreditors, NCATE accreditation is administered by the Council for the Accreditation of Educator Preparation (2016-2023)

• Bachelor of Science in Social Work	• Council for Social Work Education Program achieved Candidacy Status in October 2017	• Initial Accreditation 2021-2029

(1)	The referenced years are on a calendar year basis.

In addition to accreditation by independent accrediting bodies, institutions that participate in Title IV programs must be authorized to operate by the appropriate post-secondary regulatory authority in each state where the institution has a physical presence as well as each of the other domestic jurisdictions in which it operates. The University operates its single physical campus in Phoenix, Arizona and is authorized by the Arizona State Board to operate both its Phoenix campus and offer distance education under SARA. See “—Regulatory Environment—State Regulation” and “Risk Factors—Risks Related to the Highly Regulated Industry in Which We Operate— If we fail to maintain our state authorization, we would lose our ability to participate in Title IV programs.” The University is also registered as an out-of-state institution with the California Bureau for Private Postsecondary Education to offer its distance education programs to California students.

Jurisdiction	Regulatory Agency	Status(1)
Arizona	• Arizona State Board for Private Postsecondary Education • Arizona Board of Nursing	• Phoenix Campus and Online licenses effective April 1, 2025 – March 31, 2026 • Current authorization effective through 2025
California	• California Board of Nursing	• Current authorization effective through orderly closure
California – Online	• California Bureau for Private Postsecondary Education	• Out-of-State Registration effective July 27, 2023 – July 27, 2028
California – Online	• California Commission on Teacher Credentialing	• Current authorization effective through February 2027/2028
NC SARA and AZ SARA	• National Council for State Authorization Reciprocity Agreements • Arizona Council for State Authorization Reciprocity Agreement	• Current authorization effective April 27, 2025 – April 26, 2026 • Current authorization effective April 27, 2025 – April 26, 2026
North Carolina	• North Carolina Department of Public Instruction (NCDPI)	• Current authorization effective through March 2027

(1)	As of June 11, 2025.

Financial Aid Programs

The principal source of federal student financial aid in the United States is established and governed by Title IV of the Higher Education Act and regulations promulgated thereunder. We refer to the federal student financial aid programs under the Higher Education Act as “Title IV” programs. The U.S. Congress must periodically reauthorize the Higher Education Act and annually determine the funding level for each Title IV program. The most recent reauthorization of the Higher Education Act occurred in 2008 after multiple extensions of the statutory deadline. This reauthorization expired September 30, 2013. Since this expiration, the Higher Education Act has been extended through a series of temporary extensions by Congress so that Title IV student financial aid programs remain authorized and functioning. Congress continues to engage in discussion and activity regarding Higher Education Act reauthorization, but the timing and the terms of any eventual reauthorization cannot be predicted.

Independent of the ongoing legislative efforts aimed at reauthorization of the Higher Education Act, the U.S. Congress recently enacted amendments to the Higher Education Act as part of its federal budget reconciliation process when President Trump signed the OBBB into law on July 4, 2025. The OBBB’s amendments to the Higher Education Act, which generally take effect in July 2026, include provisions that limit or reduce the amount of annual and lifetime federal student aid funding that may be available to some higher education students. For example, the amendments eliminate the federal Grad PLUS loan program for graduate and professional students, establish a lifetime maximum aggregate Title IV student borrowing limit of $257,500

(with exceptions for certain loans made to the student as a parent borrower on behalf of a dependent student), and reduce loan limits for parent borrowers. The recent amendments also include provisions that create new accountability requirements by conditioning the eligibility of programs upon compliance with benchmarks that compare former students’ median earnings after completion to the median earnings of working adults with lesser credentials. The new OBBB accountability and program eligibility standards require that individual programs (other than undergraduate certificate programs) will lose federal direct loan eligibility if, in two out of three consecutive years, the median earnings (as determined by the Department of Education) of the program’s student cohort who received Title IV funds and graduated four years prior falls below the median earnings of working adults aged 25 to 34 who are not enrolled in an institute of higher education and who have only a high school diploma (for undergraduate programs) or only a bachelor’s degree (for graduate and professional programs). The details of this new earnings-based eligibility requirement are complex, and it is anticipated that the Department of Education will publish implementing regulations in due course after negotiated rulemaking (see “Regulatory Environment—Regulation of Student Financial Aid Programs—Recent Department of Education Rulemaking Initiatives”).

The recent amendments also reduce the number of federal student loan repayment programs available to borrowers for loans issued on or after July 2026, revise the repayment terms that will be available to such borrowers, will require certain borrowers on income-contingent plans to transition to a different plan by July 2028, and will impose new restrictions on the availability of loan deferment and forbearance in July 2027.

The amendments also include provisions that delay the implementation of certain of the U.S. Department of Education’s most recently promulgated loan discharge regulations by revoking the applicability of such regulations to any loans first originated before July 1, 2035. See “Regulatory Environment—Regulation of Student Financial Aid Programs—Borrower Defense to Repayment” and “—Closed School Loan Discharge.”

Some Title IV programs award financial aid on the basis of financial need, generally defined as the difference between the cost of attending an educational institution and the amount the student and/or the student’s family, as the case may be, can reasonably be expected to contribute to that cost. The amount of financial aid awarded to a student each academic year is based on many factors, including, but not limited to, the student’s program of study, grade level, Title IV annual loan limits, prior aid received, and financial need. All recipients of Title IV program funds must maintain satisfactory academic progress within the guidelines published by the Department of Education to remain eligible. See “Risk Factors—Risks Related to the Highly Regulated Industry in Which We Operate—Further action by Congress to revise the laws governing federal student financial aid programs, including changes applicable only to proprietary educational institutions, could reduce our enrollment and revenue, and increase our costs of operation.”

In addition to Title IV programs, qualifying U.S. active military, veterans, and their family members are eligible for federal student aid from various Department of Defense and Department of Veterans Affairs programs. We refer to the financial aid programs administered by these Departments as “military benefit” programs.

During fiscal year 2024, approximately 88% of the University’s cash basis revenue for eligible tuition and fees was derived from the receipt of federal program funds, as calculated under the 90/10 Rule described in “—Regulatory Environment—Regulation of Student Financial Aid Programs—90/10 Rule.” The majority of these federal program funds are comprised of Title IV funds, specifically, federal student loans and Pell Grants:

•

Student loans currently are the most significant component of Title IV program funds and are administered through the Federal Direct Loan Program, which includes the Direct Subsidized Loan Program, the Direct Unsubsidized Loan Program, and the Direct PLUS Loan Program. Direct Subsidized and Direct Unsubsidized loans are not based on creditworthiness and are subject to annual and aggregate loan limits based on the student’s grade level and other factors. Direct Subsidized loans are available for undergraduate students only and are based on the statutory calculation of student need.

Direct Unsubsidized loans are not based on student need. Direct PLUS loans are available to parents of dependent undergraduate students and eligibility is based in part on creditworthiness. The Grad PLUS loan program was formerly available to graduate and professional students but will be eliminated effective July 1, 2026, subject to certain limited exceptions, by the amendments to the Higher Education Act recently enacted into law as part of the budget reconciliation legislation. During fiscal year 2024, student loans (including Direct Subsidized, Direct Unsubsidized, and Direct PLUS loans) represented approximately 70% of the gross Title IV program funds received by the University.

•

Federal Pell Grants are awarded based on financial need and only to eligible undergraduate students who have not earned a bachelor’s or professional degree. Unlike loans, Pell Grants do not have to be repaid. During fiscal year 2024, Pell Grants represented approximately 30% of the gross Title IV program funds received by the University.

The remaining funding for tuition and other fees paid by our students primarily consists of military benefit programs, tuition assistance from employers and personal funds.

Regulatory Environment

We are subject to extensive regulatory requirements imposed by a wide range of federal and state agencies, as well as by institutional and programmatic accreditors. These regulatory requirements cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations and financial condition. These regulatory requirements also affect our ability to acquire, expand or open additional institutions or campuses, to revise or expand our educational programs, and to change our corporate structure and ownership. The approvals granted by agencies and accreditors permit us to operate and to participate in a variety of government-sponsored financial aid programs that assist students in paying for their education. The most significant of these are the Title IV federal student aid programs administered by the Department of Education pursuant to the Higher Education Act. Generally, to participate in Title IV programs, an institution must be licensed or otherwise legally authorized to operate in the state where it is physically located, be accredited by an accreditor recognized by the Department of Education, be certified as an eligible institution by the Department of Education, offer at least one eligible program of education, and comply with other statutory and regulatory requirements. Executive actions and executive orders, as well as any tandem regulatory changes, implemented by the new administration and its appointees could turn out to be favorable to our industry. For example, in April 2025, the new administration signed a memorandum directing executive agencies to rescind regulations that are unlawful under recent Supreme Court decisions, which could result in certain agencies overturning one or more regulations to which we are currently subject. However, these executive actions and executive orders, and related regulatory changes, also could instead adversely impact our industry, including from an administrative perspective if reductions in employee headcount and funding at the Department of Education and other applicable agencies result in slower processing of Title IV matters or other applicable functions that directly or indirectly impact our operations and business.

In addition to governance by the Department of Education, the HLC, state agencies and programmatic accreditors, there has been substantial focus during the past decade by members of the U.S. Congress and other federal agencies, including the Department of Education and its Office of Inspector General, the Consumer Financial Protection Bureau and the FTC, as well as state attorneys general, on the role that proprietary educational institutions play in higher education. Congressional hearings, rulemaking initiatives, and other regulatory oversight activities have focused upon various aspects of the education industry, and reports have been issued that are highly critical of proprietary institutions and include a number of recommendations to be considered by Congress in connection with the reauthorization of the Higher Education Act. A group of influential U.S. senators has strongly and repeatedly encouraged the Departments of Education, Defense and Veterans Affairs to further regulate, limit or terminate the participation of proprietary educational institutions, including the University, in existing federal student aid and tuition assistance programs.

We expect that the regulatory scrutiny of our industry will continue to present risks and challenges for our business. We have summarized below the most significant regulatory requirements applicable to our operations and recent material activity in the regulatory environment affecting our business. However, the current legislative, regulatory and political environment is dynamic and unpredictable, and significant changes to the applicable statutes, regulations, guidance, interpretations, and regulatory oversight policies are likely to occur. Changes in or new interpretations of applicable laws, rules, or regulations, or our failure to maintain or renew any required regulatory approvals, accreditations, or state authorizations, could have a material adverse effect on our eligibility to participate in Title IV programs, accreditation, authorization to operate in various states, permissible activities, and financial results.

For more information about the risks associated with the regulatory environment in which we operate, see “Risk Factors—Risks Related to the Highly Regulated Industry in Which We Operate.”

State Regulation

To operate and offer postsecondary programs, and to be certified to participate in Title IV programs, we must be authorized to operate by the appropriate post-secondary regulatory authority in each state where we have a physical presence. To offer distance education programs in any given jurisdiction, we also must have state authorization, whether individually or through a reciprocity agreement. Since 2014, the University has been an approved, participating institution in SARA, which enables it to enroll students in distance education programs in each SARA member state and jurisdiction. SARA is a voluntary agreement among 49 member states (all but California), the District of Columbia, Puerto Rico, and the U.S. Virgin Islands that establishes standards for interstate offering of post-secondary distance education. When states, districts and U.S. territories join SARA, their participating degree-granting and accredited institutions are authorized to provide their approved distance education programs through reciprocity to students in other SARA member states. SARA only provides approval to offer exclusively distance education programs in other SARA member states. Institutions that have a “physical presence” in any particular jurisdiction are required to obtain individual authorization in that jurisdiction. The University operates its physical campus in Phoenix, Arizona and is authorized by Arizona for both its Phoenix campus and as the home state for online authorization under SARA. The University is also registered as an out-of-state institution with the California Bureau for Private Postsecondary Education to offer its distance education programs to California students.

Substantially all of the University’s enrolled students attend online through authorization under SARA and its policies, and pursuant to the rules, regulations, and complaint procedures of Arizona, or through direct authorization by the State of California. Thus, whether through direct authorization from states, or through participation in the SARA compact, the University is authorized to offer its educational programs at its physical location and online and must continue to maintain such authorization to effectively operate its business.

Under the Department of Education’s current state authorization rules, adopted in 2020, institutions offering post-secondary distance education to students located in states other than where the institution is located must meet the state requirements to offer distance education to residents of that state for Title IV eligibility. The rules also provide that a state reciprocity agreement, like SARA, is an acceptable means by which those states may grant that authority. The 2020 rules also expanded the required disclosures to current and prospective students regarding whether programs leading to professional licensure or certification meet their state’s licensing requirements. Moreover, for every jurisdiction in which institutions operate, institutions are required to provide a direct written disclosure to students stating whether or not the professional licensure or certification program meets state licensure requirements or whether the institution has made no such determination.

Recently, the Department of Education, assisted by some state attorneys general and consumer advocates, attempted to address perceived areas of consumer protection concerns, by proposing rules that would have essentially eliminated the full reciprocity that SARA provides to institutions by permitting states to enforce their specific education laws and requirements against institutions that are authorized in that state through a reciprocity agreement. Another controversial proposal was the “Rule of 500,” which was a proposed regulation that would have removed SARA as a state authorization option for institutions that enrolled more than 500 students in distance education programs in any given state, requiring those institutions to obtain individual state authorizations in those jurisdictions. These rules never reached consensus and in December 2024, the Department of Education terminated its proposals. While the 2024 negotiated rulemaking process did not result in any of these changes to the state authorization of distance education, this area remains one of interest and concern by consumer advocates, state attorneys general, and the Department of Education and other regulatory efforts on state authorization issues may be brought in the future.

In addition to being subject to ongoing changes to state authorization requirements in Title IV federal regulations, SARA began a policy modification process in January 2023 and accepted proposals to modify, add, or remove policies within the SARA policy manual. The 2023 initial SARA policy proposal process yielded more than 60 proposals that went through a process of review, public comment, and eventual action by the four Regional Education Compacts and the SARA board. Ultimately, five proposals were passed unanimously by the Regional Education Compacts and approved by the SARA board. One significant policy requires participating institutions to disclose to their home state any adverse action against the institution and any investigation by an oversight entity related to the institution’s academic quality, financial stability, student consumer protection policies or practices, or compliance with any state or federal requirement. The 2024 SARA policy proposal process included 50 proposals that resulted in 10 policies being ultimately approved by the SARA board. The approved policies included changes to the requirements for resolution of student complaints, loss of institutional eligibility, changes to provisional status, and aligning licensing program disclosures. Such changes went into effect beginning in January 2025. The 2025 SARA policy proposal process is now underway and expected to again yield more changes and refinements to the SARA policy manual which will apply to the University as a participating institution.

The University will continue to be subject to changes in state authorization from both the Department of Education, as well as SARA while it maintains its participation. Ongoing compliance with all requirements for state authorization from both of these entities is critical to the University. If the University fails to comply with the requirements to participate in SARA or other state regulatory requirements, including state authorization requirements from the Department of Education, the University could lose its ability to participate in SARA or may be subject to the loss of state licensure or authorization to provide distance education, which could have a material adverse effect on the University.

State Professional Licensure

Many states have specific requirements that an individual must satisfy in order to be licensed as a professional in specified fields, including fields such as nursing, education, counseling, and social work. These requirements vary by state and by field. A student’s success in obtaining licensure following graduation typically depends on several factors, including the background and qualifications of the individual graduate, whether the institution and the program were approved by the state in which the graduate seeks licensure, or by a professional association; whether the program from which the student graduated meets all requirements for professional licensure in that state; whether the institution and the program are accredited and, if so, by what accrediting commissions; and whether the institution’s degrees are recognized by other states in which a student may seek to work. Many states also require that graduates pass state and/or national examinations as a prerequisite to becoming certified in certain fields, such as nursing and teaching. Many states will certify individuals if they have already been certified in another state. The University’s professional licensing programs must meet all specific state requirements for licensure in any state where the program is offered so that graduates of these programs may pursue licensure in their state.

Accreditation

Accreditation is a private, non-governmental process for evaluating the quality of an educational institution and its programs in areas including student performance, governance, integrity, educational quality, faculty, physical resources, administrative capability and resources, and financial stability. To be recognized by the Department of Education, an accrediting commission must adopt specific standards for its review of educational institutions, conduct peer-review evaluations of institutions, and publicly designate those institutions that meet its criteria. An accredited school is subject to periodic review by its accrediting commission to determine whether it continues to meet the performance, integrity and quality required for accreditation.

We have been institutionally accredited by the HLC since 1978, most recently obtaining reaccreditation for the ten-year period through 2032-33. The HLC is an accrediting agency recognized by the Secretary of Education and accredits entire institutions of higher education. Institutional accreditation by a recognized accreditation agency is one of the prerequisites for an institution of higher education to be eligible to disburse Title IV aid to students. Institutional accreditation is widely accepted nationally as the basis for the recognition of earned credit and degrees for academic purposes, employment, professional licensure and, in some states, as a component of authorization to operate as a degree-granting institution.

In addition to institutional accreditation, programmatic accreditation may be required for particular educational programs. Programmatic accreditors review specialized and professional programs in a range of fields and disciplines within an institution to ensure the public that an academic program has undergone a rigorous review process and been found to meet high standards for educational quality. Such programs are required to meet the standards of their programmatic accreditor. We hold several programmatic accreditations, including for nursing, education, counseling, and social work, and we must periodically renew these accreditations by completing a comprehensive programmatic accreditation renewal process. See “—Accreditation and Jurisdictional Authorizations” for a listing of the institutional, programmatic, and specialized accreditations we hold. See also “Risk Factors—Risks Related to the Highly Regulated Industry in Which We Operate—If any of the education regulatory agencies that regulate us delay their approval of, or do not approve, any transaction involving us that constitutes a “change in control,” our ability to operate or participate in Title IV programs may be materially impaired.”

Regulation of Student Financial Aid Programs

To be eligible to participate in Title IV programs, an institution must comply with specific requirements contained in the Higher Education Act and the regulations issued thereunder by the Department of Education. The substantial amount of federal funds disbursed to schools through Title IV programs, the large number of students and institutions participating in these programs and allegations of fraud and abuse by certain for-profit educational institutions have caused Congress to require the Department of Education to exercise considerable regulatory oversight over for-profit educational institutions. As a result, for-profit educational institutions, including ours, are subject to extensive oversight and review. Because the Department of Education periodically revises its regulations and changes its interpretations of existing laws and regulations, we cannot predict with certainty how the Title IV program requirements will be applied in all circumstances.

If we fail to comply with the regulatory standards governing Title IV programs, the Department of Education could impose one or more sanctions, including requiring us to repay Title IV program funds, requiring us to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against us, initiating proceedings to impose a fine or to limit, suspend or terminate our participation in Title IV programs, delaying or denying a future application for Title IV recertification, imposing restrictions on our participation in Title IV programs, or referring the matter for civil or criminal prosecution. See “Risk Factors—If the Department of Education were to limit, suspend, or terminate our eligibility or certification to participate in the Title IV programs or if it were to choose not to renew our certification in the future, our students could lose their access to Title IV program funds, our participation in Title IV programs would be restricted or terminated, or we could be required to accept significant limitations as a condition of our continued participation in Title IV programs.” If such sanctions or proceedings were imposed against us and resulted in a substantial curtailment or termination of our participation in Title IV programs, our enrollments, revenue and results of operations could be materially and adversely affected. In addition to the actions that may be brought against us as a result of our participation in Title IV programs, we are also subject to complaints and lawsuits relating to regulatory compliance brought not only by regulatory agencies, but also by other government agencies and third parties, such as current or former students or employees and other members of the public.

Significant aspects of the regulation of Title IV programs include the following:

Eligibility and Certification Procedures. The Higher Education Act specifies the manner in which the Department of Education reviews institutions for eligibility and certification to participate in Title IV programs. Every educational institution involved in Title IV programs must be certified to participate and is required to periodically renew this certification, which is granted in a PPA between the Department of Education and the institution. Such recertification generally is required at least every six years, but may be required earlier, including when an institution undergoes a change in control. An institution may also come under the Department of Education’s review when it expands its activities in certain ways, such as opening an additional location, adding a new educational program or modifying the academic credentials it offers. Certification can be granted on a full or provisional basis. Moreover, in instances where the Department of Education is reviewing an application for renewal but does not complete the review by the stated date of expiration, certification may be continued on a month-to-month basis until the review is complete.

The Department of Education may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards and in certain other circumstances, such as when an institution is certified for the first time or undergoes a change in control. During the period of provisional certification, the institution must comply with any additional conditions included in the institution’s PPA with the Department of Education and typically is required to obtain prior Department of Education approval to add an educational program or make any other significant change. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another institution or make any other significant change. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its PPA, it may seek to revoke the institution’s certification to participate in Title IV programs without advance notice or opportunity for the institution to challenge the action. In the case of month-to-month certification, the Department of Education may allow the institution’s certification to expire at the end of any month by denying recertification without advance notice, and without any formal procedure for review of such action. Students attending provisionally certified institutions and students attending institutions that are certified on a month-to-month basis remain eligible to receive Title IV program funds, so long as certification remains in place.

New federal regulations relating to certification and imposing additional requirements in PPAs may pose challenges to the University and increase the risk of regulatory noncompliance and a finding by the Department of Education that the University has not or cannot fully satisfy all required eligibility and certification standards. The new regulations, which became effective July 1, 2024, expand the grounds for placing an institution on provisional certification and identify new potential conditions on provisionally certified institutions. The regulations further added new requirements to an institution’s PPA including, among other things, restrictions on student transcript withholding and a prohibition on institutional policies and procedures that induce students to limit their amount of federal student aid. The regulations also require that the PPA be signed by entities with direct or indirect ownership of the institution and the power to exercise control over the institution, and require such co-signatories to assume liability for financial losses to the federal government related to the institution’s administration of the Title IV programs. The entities required to become co-signatories include, but are not limited to, (i) entities with at least 50% control over an institution through direct or indirect ownership, by voting rights or by its right to appoint board members to an institution or any other entity, whether by itself or in combination with other entities or natural persons with which it is affiliated or related, or pursuant to a proxy or voting or similar agreement; (ii) entities with the power to block significant actions of an institution; (iii) entities that are the 100% direct or indirect interest holder of an institution; and (iv) certain entities that are required to submit financial statements to the Department of Education in connection with an institution. While the rules may be revised and the scope and manner of their implementation may vary or change, in the event that the University were unable to comply with the Department of Education’s regulations governing PPAs, this could have a material adverse effect on our business and the Department of Education could impose letter of credit requirements or take other adverse actions against the University up to and including termination of the University’s Title IV program participation.

In August 2025, the Department of Education renewed the University’s Title IV PPA and approved the recertification of the University’s continued participation in the Title IV programs through June 30, 2031. However, if the Department of Education were to initiate future proceedings to limit, suspend, or terminate the University’s eligibility or certification to participate in the Title IV programs, or if it were to choose not to renew our certification in the future, such actions could cause the participation by the University in the Title IV programs to be interrupted, limited, or terminated, and could cause our students to lose access to Title IV program funds.

Recent Department of Education Rulemaking Initiatives. In recent years, the Department of Education has engaged in rulemaking discussions intended to develop new regulations focused on various topics. After the Department of Education convenes a committee for the conduct of negotiated rulemaking, the negotiated rulemaking process typically culminates in the publication by the Department of Education of proposed regulations followed by a period for public comment, after which the Department of Education responds and publishes final regulations. Under the new administration, the Department of Education has instituted a negotiated rulemaking process related to public service loan forgiveness regulations, and the Department of Education published a notice on July 25, 2025 of its intention to establish two negotiated rulemaking committees to prepare regulations that will implement the recent amendments to the Higher Education Act under the OBBB. One committee will consider changes to the federal student loan programs and the other committee will consider changes to institutional and programmatic accountability, the Pell Grant Program, and other changes to the Title IV programs. The Department of Education may also initiate additional rulemaking proceedings. We cannot predict the content of any new regulations that may emerge from the negotiated rulemaking process or the potential impact of such regulations on the University. See “—Borrower Defense to Repayment,” “—State Regulation” and “—Gainful Employment and Financial Value Transparency” for additional information regarding recent rulemaking.

Borrower Defense to Repayment. Under the Higher Education Act, the Department of Education’s regulations specify acts or omissions of a school that a student loan borrower may assert as a defense to repayment of a federal student loan (referred to as a BDR claim) and thereby seek to obtain a discharge and refund of such loan. Under the BDR Rules, the Department of Education has indicated that it believes it may also assert such a claim on behalf of a student borrower. Additionally, the Department of Education may initiate a recoupment proceeding against a school to collect loan amounts that are discharged or refunded as the result of BDR claims. The BDR Rules have been significantly revised three times in recent years. Currently, a complex framework of rules applies different loan relief and recoupment standards and procedures based upon the date that the loan in question was first disbursed.

The Department of Education’s first iteration of BDR Rules, effective July 1, 1995 (the “1995 Rule”), permits student borrowers to assert a school’s misconduct as a defense to repayment of student loans, and if the borrower’s claim is successful, permits the Department of Education to initiate proceedings to recoup the discharged funds from the school. Under the 1995 Rule, a borrower defense must be based on an act or omission of the school that would give rise to a cause of action against the school under applicable state law. The 1995 Rule currently applies to borrower defenses with respect to federal student loans first disbursed before July 1, 2017.

Following the high-profile closing of a large proprietary school in 2015, the Department of Education promulgated new regulations amending the BDR standards and procedures, with an original scheduled effective date of July 1, 2017, but which was subsequently delayed in taking effect by litigation until 2019 (the “2017 Rule”). The “2017 Rule” expanded the grounds for borrower defenses, including: (i) certain qualifying non-default, contested judgments against the school; (ii) a school’s breach of contract; and (iii) a school’s substantial misrepresentation. The 2017 Rule applies to loans first disbursed on or after July 1, 2017, and before July 1, 2020. The 2017 Rule also set forth procedures for resolving borrower defenses on a group basis, in the event the Department of Education identifies a group of borrowers sharing common facts and claims, including, in certain circumstances, with respect to borrower who have not submitted a BDR application. The 2017 Rule again permits the Department of Education to initiate proceedings to seek to recoup the discharged amounts from the school.

Additionally, regulations promulgated in connection with the 2017 Rule introduced a “financial responsibility” trigger in which an institution with certain BDR liability may be required to post a letter of credit or other financial protection to the Department of Education. See “-—Standards of Financial Responsibility.”

Amid litigation on the 2017 Rule, the Department of Education convened a new negotiated rulemaking committee and published final regulations further revising the BDR Rules, effective July 1, 2020 (the “2020 Rule”). Under the 2020 Rule, which applies to loans first disbursed on or after July 1, 2020, a borrower may assert a borrower defense to repayment by establishing by a preponderance of the evidence that: (i) the school made a misrepresentation of a material fact upon which the borrower reasonably relied upon in deciding to obtain a loan and that directly and clearly relates to enrollment or continuing enrollment at the school or the provision of educational services for which the loan was made; and (ii) that the borrower was financially harmed by the misrepresentation. Additionally, the 2020 Rule limits the borrower’s qualifying financial harm, including that it cannot be predominantly due to intervening economic or labor market conditions, and that it cannot arise from the borrower’s voluntary decision to work less or change occupations. As with the 1995 and 2017 Rules, the 2020 Rule permits the Department of Education to initiate proceedings to seek to recoup the discharged amounts from the school. Additional financial responsibility provisions were promulgated in connection with the 2020 Rule revising triggering events requiring schools to post a letter of credit or other financial protection to the Department of Education to insure against BDR and other liabilities. See “—Standards of Financial Responsibility.”

The Department of Education’s most recent iteration of BDR Rules, scheduled to take effect July 1, 2023 (the “2023 Rule”), is now enjoined by litigation. Among other things, the 2023 Rule would (i) apply a single standard and process to all future and pending borrower defense applications as of July 1, 2023, instead of the various standards based on the date of loan disbursement; (ii) further define the grounds of school misconduct giving rise to a borrower defense; (iii) establish a reconsideration process for borrowers whose defenses to repayment are not initially approved for a full loan discharge; (iv) govern the formation and adjudication of borrower group defenses based on common facts, including group defenses filed by “third-party requestors”; and (v) provide a new timeline for adjudication of group and individual borrower defenses. The 2023 Rule also would apply a rebuttable presumption that each member of a borrower group knew about and reasonably relied upon the school’s alleged wrongdoing. The 2023 Rule would abolish limitations periods for asserting borrower defenses and would permit the Department of Education to seek recoupment of funds from institutions for discharged and refunded loans through an expedited program review process. Further, recent amendments to the Higher Education Act, enacted July 4, 2025, as part of the OBBB, delay the implementation of the 2023 Rule by revoking the applicability of the 2023 Rule to any loans first originated before July 1, 2035.

In addition to this legislative delay to the applicability of the 2023 Rule, the litigation in connection with which the 2023 Rule is currently enjoined, filed February 28, 2023, challenges the legality of several aspects of the 2023 Rule and the Department of Education’s general borrower-defense-to-repayment authority, including whether the Department of Education can (i) expand a borrower’s “defense to repayment” into an affirmative “claim”; (ii) adjudicate borrower defense and recoupment claims against schools; and (iii) apply “rebuttable presumptions” and utilize a group claims process. On April 4, 2024, the U.S. Court of Appeals for the Fifth Circuit ordered that the effective date of the 2023 Rule be stayed pending final judgment in the case. Career

Colleges and Schools of Texas v. U.S. Department of Education, 23-50491 (5th Cir. 2024). On January 10, 2025, the U.S. Supreme Court granted the Department of Education’s request to review the Fifth Circuit’s decision. However, on January 24, 2025, the Department of Education asked the Supreme Court to hold the briefing schedule in abeyance while the Department of Education “reassess[es] the basis for and soundness of the Department’s borrower defense regulations.” The Supreme Court granted this request on February 6, 2025. On May 29, 2025, the Department of Education filed a motion asking the Supreme Court to resume briefing in the case. The motion stated that the Department of Education has decided to adhere to its position defending the Department of Education’s statutory authority permitting the assessment of borrower defenses before default, in administrative proceedings, and on a group basis. The Department of Education emphasized the “exceptional and lasting importance” of the issue and stated that if the Supreme Court were to reverse the Fifth Circuit, the Department of Education would promulgate a new BDR Rule to replace the 2023 Rule. On June 23, 2025 the Supreme Court granted the Department of Education’s request to resume briefing. However, on August 8, 2025, the Department of Education filed a letter (along with a Joint Stipulation to Dismiss) asking the Supreme Court to dismiss the appeal, citing the effect of the OBBB on the 2023 Rule, and the appeal was dismissed on August 11, 2025. The litigation remains pending, and the Department of Education’s complete position on those legal issues is unknown at present. In addition to the delay imposed by the OBBB on the implementation of the 2023 Rule, the 2023 Rule remains stayed under the Fifth Circuit’s April 2024 ruling pending the conclusion of the district court case. As a result, the 2023 Rule is not in effect, and the 1995, 2017, and 2020 Rules remain in effect and apply different substantive standards and procedures depending on the disbursement date of the loan in question. Furthermore, the borrower defense regulations may undergo further changes in the future, and we cannot predict the content of any such revisions.

In a different lawsuit, a California federal court approved a settlement between the Department of Education and a class of student loan borrowers, on November 16, 2022. Sweet v. Cardona, No. 3:19-cv-3674 (N.D. Cal.) (“Sweet”). Under the Sweet settlement, the Department of Education agreed to grant automatic loan discharge and refund relief on borrower defense applications pending as of June 22, 2022, that were filed with respect to about 150 institutions that were identified in a list attached to the settlement agreement, which list included the University. The Department also agreed to an expedited resolution process for borrower defense applications filed between June 22, 2022, and November 15, 2022, under the 2017 Rule, regardless of the date of disbursement of the underlying loans. In the course of the Sweet litigation, various court rulings have referenced the Department of Education’s assurances that it will not rely on the automatic discharges under the Sweet settlement as the basis upon which to recoup such discharged loans from institutions. However, litigation remains pending in Sweet, and those court rulings may be subject to appeal or further challenge. In addition, we have no assurances, however, regarding the extent to which the Department of Education will agree with or adhere to this position in the future.

Beginning in June 2020 and continuing until April 2024, the University received approximately 48,000 borrower defense applications from the Department of Education as part of the fact-finding process by which the Department of Education notifies institutions regarding BDR claims received from student borrowers and provides the institution an opportunity to respond. The University provided substantive, timely responses related to each such application and other requested evidence to the Department of Education. While the University believes it has both factual and procedural defenses to the claims made in the applications regardless of applicable BDR Rules, we cannot predict how the Department of Education will evaluate the evidence and adjudicate each claim. Additionally, approximately one-third of the applications received by the University were dated on or before June 22, 2022, which would subject the underlying loans associated with those BDR claims to automatic discharge under the terms of the Sweet settlement and potentially prevent such claims from serving as the basis of a recoupment action by the Department of Education against us. Nearly all of the remaining applications received by the University were dated between June 23, 2022 and November 15, 2022. The Sweet settlement provided that BDR claims filed between June 22, 2022 and November 15, 2022 would be adjudicated no later than January 28, 2026, or would be automatically discharged. The federal courts overseeing the Sweet settlement have referenced the Department of Education’s assurances that it will not rely on automatic discharges under the Sweet settlement as the basis upon which to recoup such discharged loans from institutions. Accordingly, any such automatic discharges would be potentially unable to serve as the basis of a recoupment action by the Department of Education against us.

In September 2023, the Department of Education announced that it had approved more than 1,200 BDR claims and discharged nearly $37 million federal student loans from borrowers who made claims regarding the University’s “Let’s Get to Work” ad campaign, which ran from 2012 to 2014. The Department of Education announced it had determined that the University substantially misrepresented its relationships with outside companies in the ad campaign. The Department of Education further indicated its intent to commence a recoupment effort against the University for approximately $37 million in discharged loans, but the Department of Education has not yet commenced any such action. While these BDR claims that were discharged appear to also have been subject to automatic discharge under the terms of the Sweet settlement, and the settlement itself could not serve as the basis of a recoupment action by the Department of Education under its stated position, the Department of Education may still attempt to seek recoupment of such discharged payments in the future, and we cannot predict the timing or scale of such recoupment efforts if pursued. Furthermore, based on preliminary information available to the University, we believe there are a substantial number of additional pending BDR claims with respect to the University that have not yet been provided to the University by the Department of Education and of which the University has not been formally notified.

The BDR Rules require that the University dedicate significant resources to navigating as many as four different Rules—the 1995 Rule (applicable to loans first disbursed before July 1, 2017), the 2017 Rule (applicable to loans first disbursed between July 1, 2017, and before July 1, 2020), the 2020 Rule (applicable to loans first disbursed on or after July 1, 2020), and potentially the 2023 Rule. The University also maintains reporting procedures to comply with the financial responsibility provisions related to BDR. See “—Standards of Financial Responsibility.”

The current BDR Rules and regulations could result in significant risks for our business and the application of the various BDR standards may be unclear or subject to interpretation in a manner that is adverse to us and unpredictable. The Department of Education’s administration of the regulations may result in unexpected outcomes that materially and adversely affect our business, including with respect to the University’s potential liabilities from the recoupment of discharged loans and related financial responsibility and letter of credit requirements. The potentially significant discretion vested in the Department of Education to administer the regulations, including whether to seek recoupment of discharged loan amounts or require letters of credit from institutions, may result in unexpected outcomes that materially and adversely affect our business and liquidity. In addition, the manner in which we respond to state or federal and certain private lawsuits may be materially impacted as a result of the possible significant consequences of an adverse judgment or finding in such matters on the subsequent adjudication of BDR claims.

Individual BDR applications are submitted by student loan borrowers to the Department of Education, rather than to institutions directly, and the Department of Education has asserted that the BDR Rules provide for group claims without an underlying individual BDR application from a borrower in certain circumstances. It is unclear how many individual or group BDR claims have been approved or denied by the Department of Education, or how many individual or group BDR claims will be asserted, approved or denied in the future. It is further unknown whether and to what extent the Department of Education may seek to recoup the amount of discharged or refunded loans or impose such liability against the University, whether our legal and factual defenses with respect to such BDR claims and recoupment proceedings or imposition of liability would succeed, or even which procedures will ultimately govern the BDR resolution process. Additionally, the University could receive negative coverage in the media regarding BDR claims that could impede the recruitment of students. All of these potential factors may have a material adverse effect on our business and financial performance. Moreover, the legality of aspects of the Department’s BDR regulations, policies, and rules is under challenge, and the outcome and consequences of pending litigation is uncertain.

The University maintains certain BDR-related insurance coverages, which could serve to mitigate a portion of the risk associated with potential BDR recoupment actions that may be asserted against the University by the Department of Education. The most relevant insurance policy covers recoupment actions that correspond to a population of BDR claims that the Department of Education has sent to the University for response thus far. Coverage by this policy is also contingent upon the University’s obligation to first exhaust all non-frivolous appeals and challenges to a recoupment action, and as such, there could be a significant delay between the initiation of a recoupment action and a determination as to the applicability of the insurance coverage. Other potentially applicable insurance coverages cover recoupment actions that correspond to a separate and smaller portion of the claims that the Department of Education has sent to the University for response thus far. The availability and amount of these coverages could be affected by the existence of other non-BDR related claims, which could erode the available coverage. These coverages are contingent upon the University’s obligation to exhaust federal court appeals.

Closed School Loan Discharge (“CSLD”). Under the Higher Education Act, if a student “is unable to complete the program in which such student is enrolled due to the closure of the institution,” the Department of Education discharges the borrower’s federal student loan liability and “shall subsequently pursue any claim available to such borrower against the institution . . . .” 20 U.S.C. § 1087(c)(1). The Department of Education’s CSLD regulations currently in effect provide that a school’s closure is the date that the school “ceases to provide educational instruction,” and that a “school” includes a school’s main campus or any location or branch of the main campus. For loans first disbursed before July 1, 2020, in order to qualify for a discharge by means of an application, borrowers must submit an application for a CSLD stating, among other things, that the student did not complete his or her program of study because the school closed while the student was enrolled, or the student withdrew from the school not more than 120 days before the school closed, and that the student did not complete his or her program of study through a teach-out at another school. For loans first disbursed on or after July 1, 2020, the 120-day withdrawal “look-back” period is 180 days, but the Department of Education may extend those look-back periods for “exceptional circumstances,” which expands the window for loan discharges. The current regulations also permit the Secretary of the Department to provide a CSLD without an application from the borrower based on information in the Secretary’s possession, and with respect to schools that closed between November 1, 2013, and July 1, 2020, only if the borrower did not subsequently re-enroll in any Title IV-eligible institution within three years from the date of the school closure. If a loan is discharged on these grounds, then the Department of Education may seek recoupment of the discharged amount from the responsible institution.

As discussed above in “—Borrower Defense to Repayment,” the 2023 Rule is currently enjoined by court order. The 2023 Rule also included changes to the CSLD regulations, and the court injunction extends to the new 2023 CSLD regulations. Accordingly, the Department of Education cannot apply the new 2023 CSLD regulations, which would have been effective July 1, 2023, to any institution. We are unable to predict how this pending litigation will be resolved, and whether or to what extent the Department of Education may ultimately apply and enforce the 2023 CSLD regulations. Among other changes, the 2023 CSLD regulations expand upon the Department of Education’s authority to grant a loan discharge without a borrower application, extend the withdrawal “look-back” period to 180 days to loans first disbursed before July 1, 2020, provide for extension of that period based upon “exceptional circumstances,” and limit the applicability of the teach-out exception for CSLD eligibility. In addition to the court-ordered injunction, and as with the 2023 Rule regarding borrower defense to repayment regulations, recent amendments to the Higher Education Act delay the implementation of the 2023 CSLD regulations by revoking the applicability of the 2023 CSLD regulations to any loans first originated before July 1, 2035.

Commencing in June 2021, the Department conducted an off-site program review focused on possible liabilities for closed school loan discharges related to the University’s closing of various locations. Following the Department’s issuance of a final program review determination in September 2022 and a subsequent administrative appeal, an Administrative Law Judge ruled in December 2024 that the University owes liabilities for closed school loan discharges for three student borrowers in the amount of approximately $44,000. The University has appealed this decision to the Secretary of the Department of Education, and the ultimate outcome of the proceedings is uncertain. Although this liability is de minimis, the outcome of the proceedings, along with the evolving regulations governing closed school loan discharges, could have potential implications with respect to student borrowers who attended the substantial number of physical campuses and learning centers that the University has closed in recent years. These closures were made in connection with its Campus Footprint Initiative, where the University worked closely with its regulatory oversight bodies and students to adhere to the University’s commitment to ensure that every impacted student would have the opportunity to complete their education program at their location or attend online at their choice. The University has not received data on the number of closed school loan discharges that have been, or may be, approved by the Department of Education in regard to the University’s closed locations. If the number of discharges is substantial, the impact on the terms of the University’s participation in the Title IV programs or on the financial condition of the University could be material and adverse.

Standards of Financial Responsibility. To participate in Title IV programs, the Department of Education regulations specify that an eligible institution of higher education must satisfy specific measures of financial responsibility prescribed by the Department of Education or post a letter of credit in favor of the Department of Education and accept other conditions on its participation in Title IV programs. These financial responsibility tests are applied on an annual basis based on each institution’s audited financial statements, and may be applied at other times, such as if the institution undergoes a change in control. These tests may also be applied to an institution’s parent company or other related entity. The most significant financial responsibility standard is the institution’s composite score, which is derived from a formula established by the Department of Education based on a weighted average of the following three annual ratios which assess the financial condition of the institution:

•	primary reserve ratio, which measures an institution’s financial viability and liquidity;

•	equity ratio, which measures an institution’s capital resources and its ability to borrow; and

•	net income ratio, which measures an institution’s profitability.

The Department of Education assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. It then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. An institution’s composite score must be at least 1.5 for it to be considered financially responsible and without need for further Department of Education oversight. If an institution’s composite score is less than 1.5 but is 1.0 or higher, it is still considered financially responsible, and the institution may continue to participate as a financially responsible institution for up to three years under the Department of Education’s “zone” alternative. Under the zone alternative, the Department of Education may subject the institution to various operating or other requirements. This may include (i) being transferred from the “advance” method of payment of Title IV program funds to the heightened cash monitoring payment method under which the institution is required to make Title IV disbursements to eligible students and parents before it requests or receives funds from the Department of Education for the amount of those disbursements, or (ii) being transferred to the more onerous reimbursement payment method under which an institution must submit to the Department of Education documentation demonstrating the eligibility for each Title IV disbursement and wait for the Department of Education’s approval before drawing down Title IV funds. Institutions placed on either the heightened cash monitoring payment method or the reimbursement payment method must pay Title IV credit balances to students and parents before requesting Title IV funds from the Department of Education and may not hold Title IV credit balances on behalf of students or parents, even if authorized by the student or parent to hold and apply these credit balances to future tuition payments.

If an institution does not achieve a composite score of at least 1.0, it is subject to additional requirements in order to continue its participation in Title IV programs. These additional requirements can include (i) submitting to the Department of Education a letter of credit in an amount equal to at least 10% or, at the Department of Education’s discretion, up to 50% of the Title IV funds received by the institution during its most recently completed fiscal year; (ii) being placed on provisional certification status, under which the institution must receive Department of Education approval before implementing new locations or educational programs; and (iii) complying with other restrictions, including reduced due process rights in subsequent proceedings before the Department of Education.

The Department of Education measures our financial responsibility on the basis of the Company’s consolidated audited financial statements. Our composite scores, which are calculated as of the end of our fiscal year, were 2.8, 2.7 and 2.7 for fiscal years 2024, 2023 and 2022, respectively.

In addition to the above, new Department of Education financial responsibility regulations that took effect on July 1, 2024 revised the timing for submission of audit reports and identified events that constitute a failure of an institution to demonstrate its ability to meet its financial obligations, including certain mandatory triggering events upon which an institution is deemed automatically to lack financial responsibility. Mandatory triggering events include certain final monetary judgments or settlements in legal proceedings, certain borrower defense recoupment proceedings initiated by the Department of Education, receiving at least 50% of Title IV program funds in the prior year from programs that are failing the Department of Education’s new gainful employment metrics, certain actions by the U.S. Securities and Exchange Commission, certain creditor events, and failing to comply with certain other metrics related to the 90/10 Rule and an institution’s cohort default rates. The regulations also identified new discretionary triggering events, upon which the Department of Education may determine that the institution lacks financial responsibility, including, among other things, the occurrence of: specified defaults, delinquencies, creditor events and judgments; significant fluctuations in volume of Title IV program funds from year to year; high annual dropout rates; the formation of a group process by the Department of Education with respect to recoupment of pending BDR claims; for an institution owned at least 50% by a publicly traded entity, a disclosure by the entity in public filing that it is under investigation for possible violations of state, federal or foreign law; certain other state, federal, and accreditation regulatory actions; or any other event or condition that the Department of Education determines is likely to have a “significant adverse effect” on the financial condition of the institution. An institution that suffers a triggering event and is thus determined by the Department of Education or otherwise deemed automatically to lack financial responsibility must (i) provide a letter of credit or other form of acceptable financial protection to the Department of Education, and (ii) accept other conditions on its Title IV eligibility. Under these regulations, the Department of Education requires an institution to provide financial protection, including a letter of credit, if applicable, in an amount of not less than 10% of the institution’s total Title IV funding in the prior year for each individual triggering event, such that multiple triggering events could subject an institution to substantial cumulative financial protection obligations. We did not have any triggering events for our fiscal year ended August 31, 2024.

Administrative Capability. The Higher Education Act directs the Department of Education to assess the administrative capability of each institution to participate in Title IV programs. The failure of an institution to satisfy any of the criteria used to assess administrative capability may cause the Department of Education to determine that the institution lacks administrative capability and, therefore, subject the institution to fines, sanctions, and additional scrutiny, including the limitation or denial of eligibility for Title IV programs. These criteria impose requirements that, among other things, an institution administer the Title IV programs in accordance with all applicable federal student financial aid requirements, with adequate checks and balances in its system of internal controls over financial reporting, and with capable and sufficient personnel. The criteria further include, among other requirements, that the institution maintain certain records and reporting, reasonable standards for measuring satisfactory academic progress, and systems for resolving certain financial aid discrepancies, and that the institution refer to the Office of Inspector General of the Department of Education credible information indicating that a Title IV applicant may have engaged in fraud or other criminal misconduct in connection with his or her application. See “Risk Factors—Risks Related to the Highly Regulated Industry in Which We Operate—If our institution fails to maintain adequate systems and processes to detect and prevent fraudulent activity in student enrollment and financial aid, our institution may lose the ability to participate in Title IV programs, Department of Defense military tuition assistance programs, Department of Veterans Affairs veterans education benefit programs, or have participation in these programs conditioned or limited, or face claims from third parties.” Recent amendments by the Department of Education to the administrative capability regulations, which became effective July 1, 2024, impose additional requirements, including revised and new criteria regarding an institution’s validation of high school diplomas, financial aid counseling, career services, provision of clinical or externship opportunities, disbursement of Title IV funds, offering of gainful employment programs, substantial misrepresentations, and aggressive and deceptive recruitment tactics or conduct. The recent amendments also provide the Department of Education with increased and explicit authority to make an adverse administrative capability finding based on a broader set of issues than it has used historically.

90/10 Rule. The University, and all other proprietary institutions of higher education, are subject to the so-called “90/10 Rule” under the Higher Education Act. Under this rule, a proprietary institution will be ineligible to participate in Title IV programs for at least two fiscal years if, for any two consecutive fiscal years, it derives more than 90% of its cash basis revenue, as defined in the rule, from Title IV programs or other qualifying federal funding sources, including tuition assistance programs offered by the U.S. Department of Defense (military tuition assistance) and U.S. Department of Veterans Affairs (veterans education benefits). If an institution is determined to be ineligible, any disbursements of Title IV program funds made after the end of the second fiscal year in the measuring period must be repaid to the Department of Education. An institution that derives more than 90% of its cash basis revenue from Title IV programs or other qualifying federal funding sources for any single fiscal year will be automatically placed on provisional certification for two fiscal years and will be subject to possible additional sanctions or requirements determined to be appropriate under the circumstances by the Department of Education. The institution would also be required to provide notices to existing students about the potential loss of Title IV funding. While the Department of Education has broad discretion to impose additional sanctions or requirements on such an institution, there is only limited precedent available to predict what those sanctions might be. For example, the Department of Education could impose conditions in the provisional certification such as:

•	restrictions on the total amount of Title IV program funds that may be disbursed to students;

•	restrictions on programmatic and geographic expansion;

•	requirements to obtain and post letters of credit;

•	additional reporting requirements such as interim financial reporting; or

•	any other conditions deemed appropriate by the Department of Education.

The University’s 90/10 Rule percentages were approximately 88%, 81% and 80% for the fiscal years ended August 31, 2024, 2023 and 2022, respectively. New Department of Education regulations, which became effective July 1, 2023 and applicable starting in our fiscal year 2024, for the first time included tuition assistance programs offered by the U.S. Department of Defense and U.S. Department of Veterans Affairs within the types of funds that are considered federal funding sources under the 90/10 Rule, and this change was a principal cause of the increase in the University’s 90/10 Rule percentage from 2023 to 2024. While the University currently remains in compliance with the rule, the new regulations that became effective July 1, 2023 increased the risk that the University may not comply with the 90/10 Rule in the future. The University has no direct control over the amount of Title IV student loans and grants sought and other federal funds for which its students are determined to be eligible.

Gainful Employment and Financial Value Transparency. Under the Higher Education Act, proprietary schools are generally eligible to participate in Title IV programs only in respect of educational programs that lead to “gainful employment in a recognized occupation.” An initial attempt by the Department of Education in 2010 to promulgate, for the first time, regulations that would have applied program-specific, student outcome-based eligibility criteria to determine whether individual educational programs offered by proprietary schools led to “gainful employment” were judicially rejected prior to implementation. Subsequently revised regulations were implemented by the Department of Education in 2014 but later repealed in 2020. In October 2023, the Department of Education released new financial value transparency and gainful employment regulations that established two independent “gainful employment” metrics. To maintain Title IV eligibility, an institution must comply with both metrics, along with a related financial value transparency regulation. The two gainful employment metrics are (i) a debt-to-earnings ratio that compares the median earnings of graduates who received federal financial aid to the median annual payments on loan debt borrowed for the program, and (ii) an earnings premium test that measures whether the typical graduate from a program that received federal financial aid is earning more than a typical high school graduate in their state (or, in some cases, nationally) and within a certain age range in the labor force. Any program that fails either or both metrics in a single year would be required to disclose such failure to students, and any program that fails the same metric in any two out of three consecutive years, or is voluntarily discontinued by the institution, would not be eligible to have Title IV reinstated for a minimum of three years. Nearly all programs at the University would be subject to this “gainful employment” evaluation. The Department of Education has indicated that it does not expect to release gainful employment metrics before the fall of 2025, and, if so, we expect that the earliest a program could fail these gainful employment tests and therefore risk losing access to Title IV federal financial aid, is 2026. On May 16, 2025, in a pending federal court case challenging the regulations published in October 2023, the Department of Education defended the gainful employment and financial value transparency regulations in a court filing.

The Department of Education’s financial value transparency rule requires all colleges to provide certain student and financial information about their programs to the Department of Education. That information, including student debt burdens and program costs, will be published on a Department of Education consumer-facing website to help students make informed enrollment decisions. Beginning in 2026, a student interested in a program deemed to leave students with high debt burdens will need to acknowledge having viewed that information before they can enroll.

Our ability to satisfy the gainful employment metrics for certain of our programs is subject to some extent on factors outside of our control, including general economic conditions affecting our graduates, changes in labor markets, increases in student borrowing levels, increases in interest rates, changes in the federal poverty income levels, and changes in the percentage of our former students who are current in repayment of their student loans. Additionally, certain programs we offer that typically lead to lower-paying, service-oriented professions may be unable to satisfy the gainful employment metrics and have to be discontinued. Additionally, future enrollments could also be impacted if students were required by the transparency rule to acknowledge that the program they are interested in has been known to leave students with high debt burdens. Further, it is uncertain whether or how the Department of Education will modify the current gainful employment and financial value transparency rules as a result of the recent amendments to the Higher Education Act introducing the new program eligibility requirements based on student earning outcomes, or for other purposes. See “Risk Factors—Risks Related to the Highly Regulated Industry in Which We Operate—Recent action by Congress that revised the laws governing federal student financial aid programs, including changes to the level of federal student aid funding available to our students and to the requirements educational programs must meet to qualify for such funding, could reduce our enrollment and revenue, and increase our costs of operation.”

Student Loan Cohort Default Rates. To remain eligible to participate in Title IV programs, an educational institution’s student loan cohort default rates must remain below certain specified levels. Each cohort is the group of students who first enter into student loan repayment during a federal fiscal year (ending September 30) and the default rate is the percentage of that cohort who default on their payment by the end of the second full year after such repayment start date. The cohort default rates are published by the Department of Education approximately 12 months after the end of the applicable measuring period. Thus, in September 2024, the Department of Education published the cohort default rates for the 2021 cohort. An educational institution loses eligibility to participate in Title IV programs if its cohort default rate equals or exceeds 40% for any given year or 30% for three consecutive years. If an institution’s cohort default rate equals or exceeds 30% for any given year, it must establish a default prevention task force and develop a default prevention plan with measurable objectives for improving the cohort default rate. We believe that our current repayment management efforts would meet these requirements.

Based on information published by the Department of Education, the cohort default rates for the University and for all proprietary post-secondary institutions for the applicable federal fiscal years were as follows:

	Cohort Default Rates for Cohort Years Ended September 30,
	2021	2020	2019
The University	0.0%	0.0%	2.6%
All proprietary post-secondary institutions	0.0%	0.0%	3.1%

As part of the federal relief enacted regarding the COVID-19 pandemic, federal student loan payments were paused until September 1, 2023 causing our three-year cohort default rates and those of other proprietary post-secondary institutions to decline significantly beginning in 2020. The restarting of payment obligations in September 2023 following the multi-year COVID-19 interruption is expected to cause a material increase in reported rates, which are not yet known. Although our cohort default rates, even prior to the COVID-19 pause, have historically been significantly below the mandated levels, any increase in interest rates or declines in income or job losses for our students could contribute to higher default rates on student loans. While we anticipate that there will be substantial increases in cohort default rates among institutions generally and that our rates will also increase, we cannot predict the extent of any such increases in our cohort default rates or how our future rates will compare to our historical pre-pandemic levels and to the Department of Education’s student loan default rate thresholds. In addition, recent changes implemented by the OBBB to the loan repayment plans available to student borrowers could affect the ability of borrowers to repay their loans and potentially result in an increased number of borrower defaults, including among our graduates. See “Business—Financial Aid Programs.”

On May 5, 2025, the Department of Education announced that the United States faces critical challenges related to the federal student loan programs, citing its estimates that “only 38% of Direct Loan and Department-held Federal Family Education Loan Program borrowers” are in repayment and current on their loans and that “almost 25% of the entire portfolio is either in default or a late stage of delinquency,” and it encouraged institutions to conduct outreach to all borrowers who ceased enrollment since January 1, 2020, to engage student borrowers and support the repayment of their federal student loans. We believe that our investment in student protection initiatives and repayment management services will continue to favorably impact our rates. As part of our repayment management initiatives, we engage third-party service providers to assist our students who are at risk of default. These service providers contact students and offer assistance, which includes providing students with specific loan repayment information such as repayment options and loan servicer contact information, and they attempt to transfer these students to the relevant loan servicer to resolve their delinquency.

Restrictions on Incentive Compensation. As part of an institution’s PPA with the Department of Education and under the Higher Education Act and Title IV regulations, an institution participating in Title IV programs cannot provide any commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments or the award of Title IV financial aid to any persons or entities engaged in any student recruiting or admission activities or in making decisions regarding the award of student financial assistance. The Department of Education issued new rules on incentive compensation that took effect in 2011 and eliminated various safe harbors that had previously defined categories of compensation deemed permissible and thereby increased the uncertainty as to the scope of the incentive compensation restrictions and how the restrictions are and will be interpreted and applied. In February 2023, the Department of Education announced that it would begin gathering information and feedback with the intent to revise the incentive compensation rule. In July 2024, the Department of Education indicated that revised guidance, which could materially change the contours of the established incentive compensation rule and could therefore negatively impact our ability to comply with it, would be promulgated no sooner than the end of the 2024 calendar year. Such guidance has not been issued to date.

The incentive compensation ban also applies to certain vendors of the University who have been deemed a “third-party servicer” because the vendor’s activities and functions are intrinsically intertwined with the institution’s administration of Title IV programs. In February 2023, the Department of Education issued new revised guidance regarding the parameters of third-party servicers), which created significant confusion in the marketplace and appeared to increase the number of vendors who would subsequently be considered a third-party servicer. In the uproar that followed, the Department received more than 1,000 comments from institutions, and announced that the implementation of the February 2023 revised guidance would be delayed. In July 2024, the Department of Education announced its intent to conduct negotiated rulemaking regarding third-party servicers, which could result in significant changes to the established third-party servicer rules and could negatively impact the University’s ability to comply with them. The rulemaking plans remain uncertain: the process could begin as early as calendar year 2025, or it could be cancelled or revised by the new administration.

The restrictions of the incentive compensation rule prohibit us from offering any bonus or incentive-based compensation based on the successful recruitment, admission or enrollment of students or the award of Title IV financial aid to any of our employees involved with or responsible for such activities. The lack of interpretive guidance regarding the rule, however, has caused uncertainty about what constitutes incentive compensation and which employees are covered by the regulation and has made the development of effective and compliant performance metrics for certain categories of employees or service providers more difficult to establish. Additionally, the incentive compensation rule may impact the University’s contracts with certain third parties, pending clarification from the Department of Education on the scope of the incentive compensation rule and the parameters around “third-party servicers.” The Department of Education has provided very limited published guidance regarding the incentive compensation rule and does not establish clear criteria for compliance for many circumstances.

Substantial Misrepresentation. The Higher Education Act prohibits an institution participating in Title IV programs from engaging in substantial misrepresentation of the nature of its educational programs, financial charges, or graduate employability. The Department of Education defines “misrepresentation” to include any false, erroneous or misleading statement made by an institution or its representative. A statement is deemed “misleading” if it has the likelihood or tendency to mislead under the circumstances. Misrepresentations include statements that omit information in such a way as to make the statement false, erroneous, or misleading. A misrepresentation rises to the level of a “substantial misrepresentation” if, under the totality of circumstances, the misrepresentation could reasonably be relied upon to that person’s detriment. Following a report from the U.S. Government Accountability Office in December 2022 that urged the Department of Education to more aggressively police colleges to prevent substantial misrepresentations, the Department of Education has significantly increased its efforts. The Department of Education established an Office of Enforcement in the Office of Federal Student Aid, undertook secret shopping of institutions, and solicited the public to report suspected misrepresentations by colleges, among other actions. In September 2024, the Department of Education issued an Enforcement Bulletin warning of additional specific conduct uncovered during its oversight activities that could rise to the level of actionable substantial misrepresentation and noting that it will continue to aggressively monitor complaints and tips in order to hold institutions accountable for substantial misrepresentations.

Aggressive and Deceptive Recruitment Tactics. Institutions participating in Title IV programs are prohibited by regulation from engaging in activities that constitute aggressive and deceptive recruitment tactics or conduct. An eligible institution is deemed to have engaged in aggressive and deceptive recruitment tactics or conduct when the institution itself, one of its representatives, or any ineligible institution, organization, or person with whom the eligible institution has an agreement to provide educational programs, marketing, advertising, lead generation, recruiting or admissions services, engages in one or more of the prohibited practices. In the event an institution has engaged in aggressive and deceptive recruitment strategies, the Department of Education may revoke or terminate an institution’s PPA, limit the institution’s participation in Title IV programs, deny applications from the institution, such as to add new programs or locations, initiate proceedings to fine the institution, or limit, suspend or terminate its eligibility to participate in Title IV programs.

Return of Title IV Funds. When a student who has received Title IV funds withdraws from school, the University must determine the amount of Title IV program funds the student has “earned.” If the student withdraws during the first 60% of any period of enrollment or payment period, the amount of Title IV program funds that the student has earned is equal to a pro rata portion of the funds the student received or for which the student would otherwise be eligible. If the student withdraws after the 60% threshold, then the student is deemed to have earned 100% of the Title IV program funds he or she received. The University must return any unearned Title IV program funds to the Department of Education in a timely manner, which is no later than 45 days after the date the University determined that the student withdrew. If such payments are not timely made, the University will be required to submit a letter of credit to the Department of Education equal to 25% of the Title IV funds that the University should have returned for withdrawn students in its most recently completed fiscal year. Under Department of Education regulations, late returns of Title IV program funds for 5% or more of the withdrawn students in the audit sample in the University’s annual Title IV compliance audit for either of the University’s two most recent fiscal years or in a Department of Education program review triggers this letter of credit requirement. We did not exceed this 5% threshold in our annual Title IV compliance audit for either of our two most recent fiscal years.

Branching and Classroom Locations. The Title IV regulations contain specific requirements governing the establishment of new locations at which an eligible institution offers, or could offer, 50% or more of an educational program. The Department of Education requires that the institution notify the Department of Education of each location offering 50% or more of an educational program prior to disbursing Title IV program funds to students at that location. The University has procedures in place to ensure timely notification and acquisition of all necessary location approvals prior to disbursing Title IV program funds to students attending any new location. In addition, the HLC and state regulators have requirements for the establishment of new locations.

The University is also subject to state regulatory and accreditation requirements associated with closing locations. As a higher education institution focused on serving working adults, the University has consistently prioritized flexibility and access while responding to our students’ shifting needs and preferences, particularly as demand for online education surged and then further accelerated during the 2020 global pandemic. As student enrollment patterns evolved, it became clear that online education was becoming the preferred modality, with in-person instruction on the decline. In 2012, the University conducted a comprehensive review of its physical locations, which revealed the changing preferences of students for distance education that they could access on their schedule. This analysis prompted the University to take the significant step of phasing out many local campuses and learning centers across the U.S. This decision was not only guided by the growing shift toward online learning but also the University’s commitment to staying at the forefront of innovation in higher education.

The process to transform the University’s physical footprint, called the Campus Footprint Initiative, began in October 2012. The University worked closely with its regulatory oversight bodies and students to adhere to the University’s commitment to ensure that every impacted student would have the opportunity to complete their education program at their location or attend online at their choice. The initial Campus Footprint Initiative phase concluded in 2016.

Between 2015 and 2021, the University completed additional Campus Footprint Initiative phases and continued its focus on streamlining its national campus footprint and strengthening its regional presence. By strategically investing in fewer markets, the University was able to foster stronger connections among students, faculty, alumni, and employers while retaining a national presence. Throughout the Campus Footprint Initiative, the University remained steadfast in its core mission to provide high-quality education that meets the needs of its students. The decision to phase out physical campuses allowed the University to shift resources to enhancing its online offerings, thus expanding its ability to deliver personalized learning experiences. The University completed closure of the remaining out-of-state locations as of October 30, 2024. Looking ahead, the University is focused on ensuring that students have the tools and support necessary to succeed in a digital learning environment. This transition to a predominantly online model reflects the University’s commitment to remaining adaptable, student-centered, and innovative, positioning it to meet the evolving demands of higher education and employers into the future.

Change in Ownership or Control

If the University engages in a transaction that involves a change in control of the Company or the University, including this offering or subsequent offerings, under the standards of the Department of Education, the HLC, or any other applicable state education agency or accrediting commission, it must notify or seek the approval of each such agency. These agencies do not have uniform criteria for what constitutes a change in control. Transactions or events that typically constitute a change in control include significant acquisitions or dispositions of the voting stock and/or assets of an institution or its parent company, and significant changes in the corporate form, governance structure, or composition of the board of directors of an institution or its parent company. Some of these transactions or events may be beyond our control.

Under the Department of Education’s regulations, an institution that undergoes a change in control loses its eligibility to participate in Title IV programs and must apply to the Department of Education to reestablish such eligibility. If an institution files the required application and follows other procedures, the Department of Education may temporarily certify the institution on a provisional basis following the change in control, so that the institution’s students retain continued access to Title IV program funds. In addition, the Department of Education may extend such temporary provisional certification if the institution timely files certain required materials, including the approval of the change in control by its state authorizing agency and accrediting agency and certain financial information pertaining to the financial condition of the institution or its parent corporation.

We submitted a description of this offering to the Department of Education in March 2025, asking that it confirm our understanding that this offering will not constitute a change in control under Department of Education standards. While there is no formal mechanism for making this request to the Department of Education and the Department of Education is not required to provide any such requested confirmation, on April 22, 2025, the Department of Education confirmed to us that this offering will not constitute a change in ownership resulting in a change in control. If the Department of Education were to reconsider that determination, or if it determined that subsequent offerings or transactions do constitute a change in control under their standards, the University will be subject to a recertification approval requirement that will include extensive documentary submission requirements and to reviews by the Department of Education of the University’s financial and administrative capability and to extensive prior review and approval procedures by HLC. In addition, the Department of Education further requires that institutions periodically report changes in ownership, even when a change does not result in a change in control that would require approval by the Department of Education. Regulations require that changes of ownership representing at least 5% but under 25% ownership be reported on a quarterly basis, and within 10 days in the event the institution plans to undergo a change in ownership. The University’s failure to timely report required ownership information to the Department of Education could result in adverse action by the Department of Education or imposition of conditions or restrictions on the University’s participation in the Title IV programs.

The University is also required to report any material change in stock ownership to the HLC and must obtain approval prior to undergoing any transaction that affects, or may affect, within definitions adopted by the HLC, its corporate control or governance. The HLC has informed the University that this offering does not require prior review and approval by HLC under HLC’s policies governing changes of control, structure, or organization. If the Department of Education were to reconsider the determination described above, however, the HLC would be expected to require prior review and approval of this offering, which would significantly delay this offering. Furthermore, additional subsequent offerings or transactions may constitute a change in ownership or control of the University under the HLC standards and may therefore require approval of the HLC Board of Trustees, in which case the HLC may undertake an evaluation of the effect of the change on the continuing operations of the University for purposes of determining if continued accreditation is appropriate, which evaluation may include a comprehensive review. That approval may be granted without conditions, granted with conditions that could limit the University’s operations, or could be denied, which would effectively block those subsequent offerings.

In addition, Arizona rules state that the Arizona State Board must approve certain changes of ownership or control, including but not limited to a transfer of 50% or more of a privately held institution’s voting stock or assets or a change from one business form to another. We have been informed by the Executive Director of the Arizona State Board that the Arizona State Board will notify us of its determination whether the transactions in connection with this offering constitute a change of ownership or control under its regulations on or about September 19, 2025. If the Arizona State Board determines that the transactions in connection with this offering constitute a change of ownership or control requiring its approval, the University will be required to provide written notification within seven days of the effective date of the Corporate Conversion. Thereafter, no later than sixty days after that notice is provided, the University must submit a license application including all required documentation that demonstrates the University meets the applicable statutory and licensure requirements of the Arizona State Board. The application process requires the submission of substantial information and documentation, including with respect to our accreditation, corporate ownership, educational programs, financial responsibility, and other matters as may be deemed relevant to determining the University’s compliance with all licensing requirements, including, potentially, an inspection of the University’s place of business. If this process were further delayed or the University’s application for reauthorization were denied approval, such consequences could have a material adverse effect on our business, financial condition and results of operation.

Moreover, pursuant to SARA policy, a change in ownership or control for a SARA participating institution is determined by the institution’s home state. Accordingly, if the Arizona State Board determines the transactions in connection with this offering constitute a change of ownership or control requiring its approval, the University will be placed on provisional status under such additional oversight measures as its home state considers necessary for purposes of ensuring SARA requirements are met regarding program quality, financial stability, and consumer protection. If the University were not successful in meeting requirements as set by the Arizona State Board, or in completing the change of control procedures and subsequent reauthorizations with the Arizona State Board and SARA, we could lose Arizona and SARA authorization and no longer be able to enroll distance education students unless and until the University is reauthorized in Arizona and subsequently SARA, or obtains individual authorizations in each state. This could have a significant impact on the University’s ability to compete in the distance education market, as well as on the University’s financial performance, and make it vulnerable to additional challenges in obtaining authorization in individual states.

California is not a member of the SARA compact, and the University is registered as an out-of-state institution with the California Bureau for Private Postsecondary Education to offer its distance education programs to California students. Unless California decides to join SARA as a member state, the University must continue to maintain its individual state authorization through registration as an out-of-state institution. If California’s regulations or statutes were to change, the University would need to comply with those changes to continue its separate authorization to offer distance education to California students. If the University was not able to meet California’s state authorization requirements to offer distance education in the future, such consequences could have a material adverse effect on our business, financial condition and results of operation. See “Risk Factors—Risks Related to the Highly Regulated Industry in Which We Operate—If we fail to maintain our state authorization, we would lose our ability to participate in Title IV programs.”

We have notified each of our programmatic, specialized accreditors regarding this offering and the Corporate Conversion. None of them have stated that the offering or Corporate Conversion will require their pre-approval. We will be providing additional information and documentation to those agencies, and we expect to receive additional information from them on what, if any, further submissions and approvals will be required. If one or more of those agencies determines that the offering or the Corporate Conversion constitutes a substantive change requiring their further review and approval, such processes would trigger additional accreditor and specialized state board or agency evaluation of our educational programs and of our compliance with the applicable standards and requirements of those agencies. If any such further required programmatic, specialized accreditor and specialized state board or agency processes were delayed, or if any programmatically accredited educational program or program approved by a specialized state board or agency were denied approval, such consequences could have a material adverse effect on our business, financial condition and results of operation.

Compliance Reviews and Other Regulatory Investigations

We are subject to ongoing and continuous oversight actions by the Department of Education and other regulatory agencies, including, but not limited to, those conducted by our institutional accreditor, the HLC, other agencies that accredit programs that we offer, our state authorizing agencies, the FTC, and state attorneys general.

Department of Education Program Reviews. In conducting oversight of the administration of the federal student aid program by Title IV-participating institutions, the Department of Education relies on compliance reviews, including program reviews conducted by Department of Education staff, mandatory annual compliance audits by independent audit firms, and audits and investigations conducted by the Department of Education’s Office of Inspector General. As discussed above in “—Regulation of Student Financial Aid Programs—Closed School Loan Discharge (CSLD),” commencing in June 2021, the Department conducted an off-site program review focused on possible liabilities for closed school loan discharges related to the University’s closing of various locations. As was previously detailed, the liability determination from that review remains subject to an ongoing appeal proceeding before the Secretary of the Department of Education.

United States Department of Veterans Affairs Risk-Based Surveys. As part of its oversight of veteran education benefit programs, the United States Department of Veterans Affairs conducts risk-based surveys of eligible institutions through the various state approving agencies. On May 21, 2025, the University received a Notice (the “Notice”) of Risk-Based Survey (the “RBS”) for its online facility code from the Arizona Department of Veterans’ Services (“AZDVS”). The Notice explained that after a review of publicly available data, the University was selected for the RBS based on “complaints” and “cautionary flag warning.” The RBS consists of a review by AZDVS of student files as well as financial information, graduation rates for veteran and non-veteran students, licensure pass rates and job placement rates (if applicable), marketing and advertising documents, and student complaints for the audit period May 2023-May 2025. Following the document review, a site visit was conducted on July 17, 2025. The auditors expressed no concerns with the University’s marketing, financials, files, or complaints. The University received the RBS final report on July 18, 2025. The report noted “no findings” and affirmed the University’s approval in accordance with 38 USC 3679(a)(1).

Federal Trade Commission Investigation. In July 2015, the University received a Civil Investigative Demand (the “Demand”) from the FTC relating to an investigation to determine if certain unnamed persons, partnerships, corporations, or others have engaged or were engaging in deceptive or unfair acts or practices in or affecting commerce in the advertising, marketing, or sale of secondary or post-secondary educational products or services or educational accreditation products or services. The Demand required the production of documents and information regarding a broad spectrum of the business and practices of the University, including but not limited to marketing, recruiting, enrollment, financial aid, tuition and fees, academic programs, academic advising, student retention, billing and debt collection, complaints, accreditation, training, military recruitment, and other compliance matters for the time period from January 1, 2011.

The FTC ultimately narrowed its investigation to one advertising campaign that aired between approximately late 2012 and early 2014. In December 2019, we agreed to resolve this matter with the FTC. Under the terms of the resolution, we paid $50 million to the FTC and agreed to forgiveness of certain student debts owed to the University, which totaled approximately $150 million. Substantially all of these student debts had already been deemed uncollectible and had been written-off in prior fiscal years. As a result, the forgiveness of these student debts had no impact on our consolidated financial statements. We do not believe we have any future exposure to the FTC associated with this matter. However, as part of the settlement with the FTC, we agreed to ongoing obligations such as specific prohibitions against misrepresentations about subject matters that were a focus of the FTC’s investigation, as well as notification, recordkeeping and reporting requirements. Actual or perceived non-compliance with these ongoing obligations could prompt the FTC to seek fines and penalties via an enforcement action against the University.

In fiscal year 2023, we received follow-up inquiries from the FTC under the compliance monitoring provisions of the settlement order related to portions of the University’s advertising which stated that the University does not charge out-of-state tuition. We cooperated with this inquiry by producing the requested relevant documents and information. The University has not received any further related communications or requests for additional information from the FTC. However, it is believed that the FTC coordinated with the Department of Education in this inquiry, turning over to the Department of Education the documents and information provided by the University in response to the FTC’s inquiry. As a result, in September 2023, the University received a letter from the Investigations Group from Federal Student Aid, which is an office within the Department of Education, stating that it believed the University may have engaged in substantial misrepresentations to prospective students regarding the nature of its financial charges and/or its educational programs. The letter allowed the University to submit a response for the Department of Education’s consideration before any action would be taken, which we provided. The Department of Education subsequently informed the University that it is not taking any action associated with this matter. As such, though the University has not received a formal notice of closure from the FTC, this matter is presumed closed for all practical purposes.

Attorney General Investigations. In August 2015 and February 2016, the University received investigative subpoenas from the Office of the Attorney General of the State of California. The subpoenas required the production of documents and information regarding a broad spectrum of our business and practices relating to marketing, recruiting, compensation of enrollment advisors, complaints, financial aid, compliance, accreditation, other governmental investigations, private litigation and other matters, as well as additional information relating to marketing and services to members and former members of the U.S. military and California National Guard, for the time period of July 1, 2010 to the present. We cooperated with the California Attorney General in these investigative proceedings. During fiscal year 2024, the University reached a mutually agreeable resolution with the Office of the Attorney General of the State of California to resolve this matter for $4.5 million, $1.0 million of which was donated to military relief organizations. This agreement also contains various injunctive provisions related to the University’s recruiting activities on military installations, the vast majority of which were already part of the University’s policies and practices. The agreement also contains recordkeeping and reporting obligations that last approximately three years after the settlement date. It is possible that the Department of Education could use this settlement to pursue borrower defense to repayment-based group recovery for military and veteran students who enrolled during the timeframe related to the Attorney General’s inquiry, but the Department of Education has thus far taken no such action.

The State of Massachusetts Office of the Attorney General issued a Civil Investigative Demand (the “CID”) on July 6, 2020 related to the University’s students in Massachusetts, including communications, disclosures, catalogs and advertising that these students may have seen during three “snapshot” time periods: October 1, 2016 to March 31, 2017, March 1, 2018 to August 31, 2018, and September 1, 2019 to February 29, 2020. This CID also requested copies of any complaints about the University from Massachusetts-based students during the time period of July 1, 2016 to present. The University has cooperated with the Massachusetts Attorney General’s office, and completed its production of responsive documents and information in December 2020. The University has not received any findings, decisions or additional inquiries from the Attorney General’s office since that time. As such, though the University has not received a formal notice of closure, this matter is presumed closed for all practical purposes.

Additionally, with respect to the borrower defense to repayment regulations, under the 2023 Rule (which is currently stayed in litigation), actions by a state attorney general could become the basis for a group discharge of student loans and subsequent recoupment of funds from the institution.

Potential Effect of Regulatory Violations. If we fail to comply with the regulatory standards governing Title IV programs, the Department of Education could impose one or more sanctions, including requiring us to repay Title IV program funds, requiring us to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against us, initiating proceedings to impose a fine or to limit, suspend or terminate our participation in Title IV programs, delaying or denying a future application for Title IV recertification, imposing restrictions on our participation in Title IV programs, or referring the matter for civil or criminal prosecution. If such sanctions or proceedings were imposed against us and resulted in a substantial curtailment or termination of our participation in Title IV programs, our enrollments, revenue and results of operations could be materially and adversely affected.

Intellectual Property

We have developed and own, or are licensed to use in connection with our business, intellectual property that is or will be the subject of copyright, trademark, service mark, patent, trade secret, or other protections. This intellectual property includes, but is not limited to, rights in our curricula and other course materials, technology, proprietary information, processes and other assets. We rely on a combination of intellectual property rights, such as copyrights, trademarks, service marks, trade secrets (including know-how), patents and domain names, in addition to employee and third-party confidentiality agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our curricula and other course materials, technology, proprietary information, processes and other assets. We also rely on agreements under which we contract to own, or license rights to use, intellectual property developed by faculty members, content experts and other third parties.

Properties

As of May 31, 2025, we have one leased facility in Phoenix, Arizona that consists of dual purpose space for our corporate headquarters and Phoenix ground campus. The facility represents approximately 600,000 square feet and the lease expires in March 2031. Of that total, we are actively using approximately 79,000 square feet and the remaining square feet have been abandoned. Of the abandoned square feet, we have sublet approximately 268,000 square feet through March 2031. Refer to Note 2 to our audited financial statements included elsewhere in this prospectus for further discussion of our space rationalization plans executed in recent years.

Legal Proceedings

We are subject to various claims and contingencies that arise from time to time in the ordinary course of business, including those related to regulation, litigation, business transactions, employee-related matters and taxes, among others. While the outcomes of these matters are uncertain, management does not expect that the ultimate costs to resolve these matters will have a material effect on our consolidated financial position, results of operations or cash flows.

A description of pending litigation, settlements, and other proceedings that fall outside the scope of ordinary and routine litigation incidental to our business is provided under Note 10 to our audited financial statements and Note 12 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, which are incorporated herein by reference.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and director nominees as of the date of this prospectus. Each of our director nominees will be appointed to our board of directors in connection with this offering, following the Corporate Conversion.

Name	Age	Position

Christopher Lynne	52	President and Director Nominee

Blair Westblom	49	Chief Financial Officer and Treasurer

Raghu Krishnaiah	59	Chief Operating Officer

Srini Medi	57	Senior Vice President, General Counsel and Secretary

Cheryl Naumann	63	Chief Human Resources Officer

John Woods	57	Chief Academic Officer and Provost

Andrew Bird	61	Director Nominee

Peter Cohen	70	Director Nominee

Jeffrey Denham	58	Director Nominee

Theodore Kwon	43	Director Nominee (Chairman)

Martin H. Nesbitt	62	Director Nominee

Adnan A. Nisar	44	Director Nominee

John Sizer	63	Director Nominee

Itai Wallach	37	Director Nominee

Johannes Worsoe	58	Director Nominee

The following are brief biographies describing the backgrounds of the executive officers and directors of the Company.

Executive Officers

Christopher Lynne has served as our President since March 2023 and will be appointed to serve as our Chief Executive Officer and a member of our board of directors in connection with this offering, following our Corporate Conversion. Mr. Lynne has served as the President and as a Trustee of the University since December 2022 after serving as interim president since June 2022. In his previous role at the University, Mr. Lynne served as Senior Vice President, Chief Financial Officer and Treasurer from 2018 to 2022. Prior to joining the University, Mr. Lynne served as Chief Financial Officer of Cadence Education LLC from 2017 to 2018. Previous roles include Founder and Managing Principal at Transcend Education Group LLC from 2015 to 2016; President and Chief Operating Officer of HotChalk, Inc. from 2014 to 2015; and Executive Vice President, Chief Financial and Operating Officer at Northcentral University from 2010 to 2014. Earlier in his career, he served in several financial leadership roles at Education Management Corporation, including Senior Vice President and Chief Accounting Officer, and as an Audit Manager for Arthur Andersen LLC. Mr. Lynne holds a Bachelor of Science in Accounting from Purdue University and a Master of Business Administration from The University of Chicago Booth School of Business. We believe that Mr. Lynne is qualified to serve as a member of our board of directors because of his extensive senior management experience and leadership experience with education companies.

Blair Westblom has served as our Chief Financial Officer and Treasurer since March 2023 and as the Chief Financial Officer and Treasurer of the University since January 2023. While at the University, Ms. Westblom has also held the role of Vice President, Financial Planning & Analysis from 2014 to 2022 and as Director of Finance, with multiple promotions and responsibility expansions, from February 2010 to 2014. Prior to joining the University, Ms. Westblom served in various finance leadership roles in the biotechnology industry including Senior Group Controller, Commercial Finance at Genentech and Associate Director, Finance at Elan Pharmaceuticals. Earlier in her career, Ms. Westblom served as Financial Analyst at Thomas Weisel Partners Investment Bank and Analyst at Healthcare Realty Trust. Ms. Westblom holds a Bachelor of Arts in Economics and a minor in Business Administration from Vanderbilt University.

Raghu Krishnaiah has served as Chief Operating Officer of the University since October 2015. Prior to joining the University, Mr. Krishnaiah served as Chief Operating Officer at Western Governors University. Earlier in his career, Mr. Krishnaiah served as Senior Vice President at Kaplan Higher Education Group and has held senior leadership roles in global financial services, management consulting and business services organizations. Mr. Krishnaiah holds both a Bachelor of Science in Electrical Engineering and Computer Science and a Master of Science in Electrical Engineering from the Massachusetts Institute of Technology and a Master of Business Administration from The Wharton School of the University of Pennsylvania.

Srini Medi has served as Senior Vice President, General Counsel and Secretary of the University since June 2020 and will be appointed to serve as our Chief Legal Officer and Secretary in connection with this offering, following our Corporate Conversion. Prior to joining the University, Mr. Medi served in a number of different legal roles at Bisk Education, Inc. including Associate General Counsel from January 2017 to September 2017, General Counsel from October 2017 to January 2019 and Chief Legal Officer from February 2019 to June 2020. Prior to that, Mr. Medi served as Associate General Counsel at Vantage Hospitality Group, Inc. n/k/a Red Lion Hotel Corporation from January 2016 to December 2017. Earlier in his career, Mr. Medi worked for approximately eight years at Kaplan, Inc., where he led their Commercial Transaction team and served as the lead attorney of Kaplan University, a global provider of higher education and education-related services. Mr. Medi began his legal career at various law firms working in the areas of corporate securities, corporate finance, technology, and real estate. Mr. Medi holds a Bachelor of Business Administration in Accounting, a Master of Business Administration and a Juris Doctorate from the University of Houston.

Cheryl Naumann has served as Chief Human Resources Officer of the University since May 2017. Prior to her current role, Ms. Naumann served as Senior Vice President, Human Resources from March 2013 to May 2017. Prior to joining the University, Ms. Naumann’s roles included Vice President of Human Resources for AEG, Vice President of Human Resources, North America for Avnet, Inc., and Vice President of Human Resources for the Phoenix Suns and Arizona Diamondbacks. Ms. Naumann holds a Bachelor of Arts in English and a Bachelor of Science in Business Administration from the University of Texas at San Antonio.

John Woods has served as Chief Academic Officer and Provost of the University since January 2018. Prior to joining the University, Dr. Woods served as Chief Academic Officer of Education Corporation of America Inc. from December 2014 to December 2017. Earlier in his career, Dr. Woods served in several roles, such as Dean, Adjunct Faculty Member and Chief Academic Officer, at various companies that focused on adult education. Dr. Woods holds both a Bachelor of Arts and a Master of Arts from Carleton University and a PhD in Higher Education Administration from Bowling Green State University.

Non-Employee Directors

Andrew Bird will be appointed a member of our board of directors in connection with this offering, following our Corporate Conversion. Mr. Bird most recently served as Chief Executive Officer of Pearson plc, a FTSE100 company, from 2020 to 2024 where he led the transformation of the business into the digital and AI age. Prior to his appointment as CEO, Mr. Bird was a member of Pearson’s board of directors. Before joining Pearson, Mr. Bird spent 14 years as Chairman of Walt Disney International, where he was responsible for all of the company’s activities outside the United States across all business units except Parks & Resorts, from 2004 to 2018. Earlier in his career, Mr. Bird served as President of Turner Broadcasting International from 1993 to 2003, where he oversaw the launch and growth of Turner’s entertainment brands, including Cartoon Network, TNT, and TCM, as well as the distribution and sales for CNN International. Mr. Bird has also served as an advisor to

His Majesty’s Government Department of Business & Trade. In recognition of his services to UK media and entertainment, Mr. Bird was appointed Commander of the Most Excellent Order of the British Empire in the 2012 Queen’s Birthday Honours. Mr. Bird received a Bachelor of Arts degree in English language and literature at Newcastle University. We believe that Mr. Bird is qualified to serve as a member of our board of directors because of his extensive leadership experience in global media, digital transformation expertise and his significant board and advisory experience.

Peter Cohen will be appointed a member of our board of directors in connection with this offering, following our Corporate Conversion. Mr. Cohen has owned an education consulting firm, COWATCO LLC, since February 2022. Previously, Mr. Cohen served as President of the University from May 2017 to January 2022. Prior to that, he was the U.S. Group President for McGraw Hill Education from November 2013 to April 2017, overseeing the company’s U.S. K-12 and higher education businesses. Earlier in his career, Mr. Cohen was CEO of Pearson plc’s K-12 Schools division in the United States from 2008 to 2013, and served as both President and CEO of Sylvan Learning from 1996 to 2008. Mr. Cohen currently serves as a board member of FullBloom, a provider of K-12 education services, and as a senior advisor to Boston Consulting Group, where he consults on pre-K-12, higher education, and workforce development. He is also a board member and treasurer of Education Week, a leading education information publication, and serves on the boards of Carnegie Learning, a provider of K-12 education products and services, and Primrose Schools, an early childhood education provider. In addition, Mr. Cohen is the board chair of Teachers of Tomorrow, a K-12 teacher certification and training organization. Mr. Cohen is a graduate of the University of Redlands, where he earned his Bachelor of Arts in Business. We believe that Mr. Cohen is qualified to serve as a member of our board of directors because of his extensive executive leadership experience in the education sector, his significant board and advisory experience, and his expertise in higher education, including at the University.

Jeffrey Denham will be appointed a member of our board of directors in connection with this offering, following our Corporate Conversion. Mr. Denham currently serves as Senior Policy Director at Dentons, a position he has held since 2022. From 2019 to 2022, Mr. Denham served as Public Policy Director at K&L Gates LLP. Mr. Denham is a former member of the U.S. House of Representatives, having served four terms, from 2011 to 2018, representing California’s 10th and formerly 19th districts. As a member of the Transportation and Infrastructure Committee, he served as chairman of the Subcommittee on Railroads, Pipelines, and Hazardous Materials and the Agriculture, Natural Resources, and Veterans’ Affairs Committees. From 2002 to 2010, Mr. Denham was a member of the California State Senate, representing the state’s 12th District. He was chairman of the Agriculture and Veterans’ Affairs Committees and focused on such issues as education, government waste, agriculture, and economic development. Mr. Denham founded Denham Plastics LLC, a full-service provider of plastic material handling solutions in Salinas, CA. A staff sergeant in the U.S. Air Force, Mr. Denham served in Operation Desert Storm with the 452nd Air Force Refueling Wing and was awarded a Meritorious Service Medal, the Kuwait Liberation Medal and various campaign medals for combat duty. Mr. Denham received a Bachelor of Arts in Political Science from California Polytechnic University, San Luis Obispo. We believe that Mr. Denham is qualified to serve as a member of our board of directors because of his extensive leadership and government experience and his industry expertise.

Theodore Kwon is a Trustee of the University and will be appointed a member and Chairman of our board of directors in connection with this offering, following our Corporate Conversion. Mr. Kwon is a Partner of Apollo having joined in 2015. Prior to joining Apollo, Mr. Kwon was a Vice President at Angelo, Gordon & Co. from 2012 to 2015. Prior thereto, Mr. Kwon worked at Weston Presidio and was a member of the Mergers & Acquisitions group at Citigroup. Mr. Kwon also serves on the board of directors of Vanta Education, a collection of premier higher education schools located in various international markets, Apollo Enterprise Strategies, a global services company that provides business critical solutions to Apollo’s strategic origination platforms, and the investment committee and oversight committee of Apollo Aligned Alternatives, a leading semi-liquid private markets fund with over $23 billion in diversified assets. Mr. Kwon previously served on the board of directors of The Fresh Market, a specialty grocery business with 166 stores located predominantly in the Southeastern U.S, and Tegra Global, a sportswear apparel manufacturer in the Western Hemisphere. Mr. Kwon is also a non-profit board director of The Korea Society. Mr. Kwon graduated with a Bachelor of Science in Economics and a Master of Business Administration from The Wharton School of the University of Pennsylvania. We believe that Mr. Kwon is qualified to serve as a member of our board of directors because of his extensive financial services and investment experience, board experience and industry expertise.

Martin H. Nesbitt is a Trustee of the University and will be appointed a member of our board of directors in connection with this offering, following our Corporate Conversion. Mr. Nesbitt is a Senior Partner, Co-Chairman and Co-Chief Executive Officer of The Vistria Group, having founded the firm in 2013. Prior to founding Vistria, Mr. Nesbitt served as President and Chief Executive Officer of TPS Parking Management, LLC (dba The Parking Spot) from 1998 to 2012. Mr. Nesbitt conceptualized and co-founded The Parking Spot. Previously, Mr. Nesbitt served as an officer of the Pritzker Realty Group, L.P. and an Equity Vice President and Investment Manager at LaSalle Partners. Mr. Nesbitt currently serves on the board of directors of (i) CareMetx, a digital hub platform that focuses on specialty patient treatments, (ii) Help at Home, an innovative program and service to provide in-home care, (iii) Treliant, a consulting firm, (iv) Chewy, Inc., an online source for pet-related necessities, and (v) American Airlines Group, an airline holding company. Mr. Nesbitt is also a Trustee of Chicago’s Museum of Contemporary Art, a Trustee of Rush University Medical Center and serves as Chairman of the Barack Obama Foundation. Mr. Nesbitt received a Bachelor of Arts and Honorary Doctorate from Albion College and a Master of Business Administration from The University of Chicago Booth School of Business. We believe that Mr. Nesbitt is qualified to serve as a member of our board of directors because of his extensive financial services experience, public company board experience, executive leadership experience and industry expertise.

Adnan A. Nisar will be appointed a member of our board of directors in connection with this offering, following our Corporate Conversion. Mr. Nisar is a Senior Partner and Co-Head of Knowledge and Learning Solutions at The Vistria Group having joined at its inception in 2013. Prior to joining Vistria, Mr. Nisar was a Senior Associate at Mubadala Development Company in Abu Dhabi from 2011 to 2013. Earlier in his career, Mr. Nisar worked at M3 Capital Partners. Mr. Nisar currently serves on the boards of directors of (i) Risepoint, a leading technology-enabled services company that assists institutions of higher education in taking academic programs online, (ii) Unitek Learning, the parent company for five distinguished learning institutions in the areas of healthcare, nursing, and emergency medical services, (iii) Sleep Doctor, a sleep wellness company, (iv) The Gardner School, an early childhood education provider, and (v) Vanta Education, a collection of premier higher education schools located in various international markets. Mr. Nisar holds a Bachelor of Arts in Economics and Finance from Washington University in St. Louis and a Master of Business Administration from The University of Chicago Booth School of Business. We believe that Mr. Nisar is qualified to serve as a member of our board of directors because of his extensive financial services and investment experience, board experience and industry expertise.

John Sizer will be appointed a member of our board of directors in connection with this offering, following our Corporate Conversion. Until 2020, Mr. Sizer was a Partner at Deloitte & Touche LLP, having worked for the firm for nearly 37 years. Mr. Sizer is a Certified Public Accountant in the state of Arizona and prior to retiring from Deloitte & Touche LLP was an audit partner to public companies and higher education companies. Currently, Mr. Sizer is a board member of Stearns Bank, N.A., a privately held bank based in Minnesota. He also serves on the boards of the Arizona Hispanic Chamber of Commerce and Aguila Youth Leadership Institute, a not-for-profit organization in Arizona. Mr. Sizer received a Bachelor’s Degree in Accounting from Arizona State University. We believe that Mr. Sizer is qualified to serve as a member of our board of directors because of his extensive financial services experience, industry expertise and board experience.

Itai Wallach will be appointed a member of our board of directors in connection with this offering, following our Corporate Conversion. Itai Wallach is a partner in the Private Equity group of Apollo, which he joined in 2012. Mr. Wallach also currently serves on the board of directors of Arconic and Cengage Group, and previously served on the board of directors of Qdoba Restaurant Corporation from January 2022 to September 2022, McGraw-Hill Education from March 2017 to July 2021, Smart & Final from June 2019 to July 2021,

Smart Stores Holding Corp. from April 2019 to April 2020, The Fresh Market from January 2017 to December 2020 and Jacuzzi Brands from February 2017 to February 2019. Prior to joining Apollo, Mr. Wallach was a member of the Financial Sponsors Investment Banking group at Barclays Capital. Mr. Wallach graduated with distinction as an Ivey scholar from the Richard Ivey School of Business at the University of Western Ontario with a B.A. in Honors Business Administration. We believe Mr. Wallach is qualified to serve as a member of our board of directors because of his extensive financial services experience, industry expertise, investment experience and board experience.

Johannes Worsoe will be appointed a member of our board of directors in connection with this offering, following our Corporate Conversion. Mr. Worsoe is an alumnus of the University of Phoenix and currently serves as the Chief Financial Officer of Apollo Asset Management, a position he has held since 2022. Prior to joining Apollo, Mr. Worsoe held various positions with Mitsubishi UFJ Financial Group (“MUFG”) Americas Holdings and its predecessor entities, stretching back to 2001. Most recently, he served as Chief Financial Officer of the Americas from 2016 to 2021 and Americas Head of Investment Banking and Markets from 2013 to 2016. Prior to his time with MUFG, Mr. Worsoe held capital markets, private banking and other investment related roles in Denmark, Spain and the United States. Currently, Mr. Worsoe also serves as the Vice Chair of the board of RoundAbout Theatre Company and as an advisory board member of the Mount Sinai Department of Dermatology. Mr. Worsoe holds a Bachelor of Science in Business Management from the University of Phoenix and a Master of Business Administration from the University of Southern California. He is also a graduate of the Danish Banking School and has attended executive leadership programs at Harvard Business School. We believe Mr. Worsoe is qualified to serve as a member of our board of directors because of his experience as a University of Phoenix student as well as his extensive executive experience, financial services experience and investment experience.

Senior Management

The following table sets forth the name, age and position of additional members of our senior management as of the date of this prospectus.

Name	Age	Position

Steven Gross	65	Chief Marketing Officer

Eric Rizzo	54	Senior Vice President, Government Affairs

Jamie L. Smith	52	Chief Information Officer

Ruth Veloria	57	Chief Strategy and Customer Officer

Steven Gross has served as Chief Marketing Officer of the University since August 2019. Prior to joining the University, Mr. Gross served as Chief Executive Officer of Calvert Education from February 2015 to July 2019. Earlier in his career, Mr. Gross served as Divisional Global Chief Marketing officer at Pearson and he served in several marketing leadership roles at Lexis Nexis, Arch Wireless and Pepsi. Mr. Gross holds a Bachelor of Arts in Economics and Political Science from State University of New York at Albany and a Master of Business Administration from The Wharton School of the University of Pennsylvania.

Eric Rizzo has served as Senior Vice President, Government Affairs of the University since November 2019. Prior to joining the University, Mr. Rizzo served as Director, Government Affairs at Mizuho Bank Ltd. from December 2017 to November 2019. Earlier in his career, Mr. Rizzo served as Vice President, Government Affairs Officer at Fifth Third Bancorp from June 2011 to November 2017 and Assistant Vice President, Government Affairs at Farmers Insurance Group from April 2002 to May 2011. Mr. Rizzo began his public policy career as a legislative aide in the U.S. House of Representatives. Mr. Rizzo holds a Bachelor of Science in Marketing and Business Communications from Bentley University.

Jamie L. Smith has served as Chief Information Officer of the University since April 2018. Prior to joining the University, Mr. Smith served as Chief Information Officer at ServiceMaster Global Holdings from February 2014 to March 2018. Earlier in his career, Mr. Smith served in a variety of roles in leading organizations such as Nissan, IBM and PriceWaterhouseCoopers LLP. Mr. Smith holds a Bachelor of Arts in Business Administration from Iowa State University.

Ruth Veloria has served as Chief Strategy and Customer Officer of the University since September 2017. While at the University, Ms. Veloria has also held other roles such as Executive Dean, School of Business from September 2014 until September 2017 and Senior Vice President of Student Experience from September 2011 until September 2014. Prior to joining the University, Ms. Veloria served as Chief of Staff to the President and Chief Operating Officer of AEG from June 2009 to September 2011. Earlier in her career, Ms. Veloria served as Vice President, Strategy and Vice President, Call Center Operations for Charles Schwab & Co. and various roles at strategic consulting firms such as Booz Allen and Hamilton and the Boston Consulting Group. Ms. Veloria holds a Bachelor of Arts in Chemistry from New College at the University of Oxford in the U.K. and a Master of Business Administration in Finance, Marketing and Organizational Behavior from the Kellogg School of Management at Northwestern University.

Family Relationships

There are no family relationships among our directors and executive officers.

Controlled Company

We have applied to list our common stock on the NYSE. As the Apollo Stockholder will beneficially own approximately     % of the voting power of our outstanding common stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full) upon the completion of this offering, we will be considered a “controlled company” for the purposes of the NYSE’s rules and corporate governance standards. So long as we remain a “controlled company,” the Apollo Stockholder will have the ability to control matters requiring approval by our stockholders, including the election of directors, amendments to our certificate of incorporation and major corporate transactions. As a “controlled company,” we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements, including (i) those that would otherwise require our board of directors to have a majority of independent directors, (ii) those that would require that we establish a compensation committee composed entirely of independent directors and (iii) those that would require that we have a nominating and corporate governance committee composed entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares of common stock continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Director Independence

While we are a “controlled company,” we are not required to have a majority of independent directors. As allowed under the applicable rules and regulations of the SEC and the NYSE, we intend to phase in compliance with the heightened independence requirements prior to the end of the one-year transition period after we cease to be a “controlled company.” Upon consummation of this offering, we expect our independent directors, as such term is defined by the applicable rules and regulations of the NYSE, will be Andrew Bird, Jeffrey Denham and John Sizer. We expect that Peter Cohen will become an independent director, as such term is defined by the applicable rules and regulations of the NYSE, in January 2026.

Board Composition

Upon the consummation of this offering, our board of directors will consist of 10 members. We intend to avail ourselves of the “controlled company” exception under the NYSE rules, which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. We will be required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee composed entirely of independent directors.

If at any time we cease to be a “controlled company” under the NYSE rules, the board of directors will take all action necessary to comply with the applicable NYSE rules, including appointing a majority of independent directors to the board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Upon the consummation of this offering, our board of directors will be divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Upon consummation of this offering:

•	Peter Cohen, Itai Wallach and Johannes Worsoe will be Class I directors, whose initial terms will expire at the fiscal 2026 annual meeting of stockholders;

•	Andrew Bird, Jeffrey Denham and Adnan A. Nisar will be Class II directors, whose initial terms will expire at the fiscal 2027 annual meeting of stockholders; and

•	Theodore Kwon, Christopher Lynne, Martin H. Nesbitt and John Sizer will be Class III directors, whose initial terms will expire at the fiscal 2028 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. At each annual meeting, our stockholders will elect the successors to one class of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control.

The authorized number of directors may be increased or decreased by our board of directors in accordance with our certificate of incorporation. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes, provided that for so long as Apollo and its affiliates, including the Apollo Stockholder, beneficially own at least 5% of the voting power of our outstanding common stock and at least one board member is an Apollo Board Nominee, a quorum shall include at least one Apollo Board Nominee.

The Apollo Stockholder has the right, at any time until Apollo and its affiliates, including the Apollo Stockholder, no longer beneficially own at least 5% of the voting power of our outstanding common stock, to nominate a number of directors (the “Apollo Board Nominees”) comprising a percentage of the board in accordance with their beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number), except that if Apollo and its affiliates, including the Apollo Stockholder, beneficially own more than 50% of the voting power of our outstanding common stock, the Apollo Stockholder will have the right to nominate a majority of the directors.

The Apollo Stockholder will have the right to nominate six Apollo Board Nominees as of the closing of this offering. As of the date of this prospectus, Theodore Kwon, Itai Wallach and Johannes Worsoe are the Apollo Board Nominees.

Vistria has the right, at any time until the Vistria Stockholder and its affiliates no longer beneficially own at least 5% of the voting power of our outstanding common stock, to nominate a number of directors (the “Vistria Board Nominees”) comprising a percentage of the board in accordance with their beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number).

Vistria will have the right to nominate two Vistria Board Nominees as of the closing of this offering. As of the date of this prospectus, Martin Nesbitt and Adnan Nisar are the Vistria Board Nominees.

Upon the consummation of this offering, Theodore Kwon will serve as chairman of our board of directors.

Board Committees

Following the completion of this offering, the board committees will include an audit committee, a compensation committee, a nominating and corporate governance committee and a student outcomes advisory committee. Each committee of our board will consist of at least two directors. For so long as Apollo and its affiliates, including the Apollo Stockholder, beneficially own at least 5% of the voting power of our outstanding common stock, at least one Apollo Board Nominee will be entitled to be a member of each committee of our board of directors, other than the audit committee, subject to compliance with applicable law and the rules and regulations of the NYSE. For so long as we are a “controlled company” within the meaning of the NYSE rules and the Vistria Stockholder and its affiliates beneficially own at least 5% of the voting power of our outstanding common stock, at least one Vistria Board Nominee will be entitled to be a member of each committee of our board of directors of which an Apollo Board Nominee is a member, other than the audit committee, subject to compliance with applicable law and the rules and regulations of the NYSE.

Audit Committee

Following the consummation of this offering, our audit committee will consist of Peter Cohen, Jeffrey Denham and John Sizer, with John Sizer serving as chair of the committee. The NYSE rules allow us to phase in an independent audit committee. We will be required to have an audit committee with one independent director by the date we list our shares of common stock on the NYSE. Within 90 days of the date of effectiveness of the registration statement of which this prospectus is a part, we will be required to have a majority of independent directors on our audit committee. Within one year of the date of effectiveness of the registration statement and thereafter, we will be required to have an audit committee composed entirely of independent directors. Our board of directors has determined that John Sizer qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that John Sizer and Jeff Denham are independent as defined in Rule 10A-3 of the Exchange Act and under the listing standards. We expect that Peter Cohen will become an independent director for purposes of the Audit Committee in January 2026. The principal duties and responsibilities of our audit committee will be as follows:

•	to prepare the annual audit committee report to be included in our annual proxy statement;

•	to oversee and monitor our accounting and financial reporting processes;

•	to oversee and monitor the integrity of our financial statements and internal control system;

•	to oversee and monitor the independence, retention, performance and compensation of our independent registered public accounting firm;

•	to oversee and monitor the performance, appointment and retention of our internal audit department;

•	to discuss, oversee and monitor policies with respect to risk assessment and risk management;

•	to oversee and monitor our compliance with legal and regulatory matters;

•	to oversee and monitor our cybersecurity, information and technology security and data privacy strategies and policies; and

•	to provide regular reports to the board.

The audit committee will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties and to form and delegate authority to subcommittees. In connection with the consummation of this offering, our board of directors will adopt a written charter for the audit committee, which will be available on our website.

Compensation Committee

Following the consummation of this offering, our compensation committee will consist of Theodore Kwon, Adnan A. Nisar and Itai Wallach, with Theodore Kwon serving as chair of the committee. The principal duties and responsibilities of the compensation committee will be as follows:

•	to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and programs;

•

to review and approve the compensation of our chief executive officer, other executive officers and key employees, including all material benefits, option or stock award grants and perquisites and all material employment agreements;

•	to review and recommend to the board of directors development plans for other key corporate positions as shall be deemed necessary from time to time;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to administer incentive compensation and equity-related plans;

•	to review and make recommendations to the board of directors with respect to the financial and other performance targets that must be met;

•	to oversee our human capital management policies, including policies related to talent development; and

•	to prepare an annual compensation committee report and take such other actions as are necessary and consistent with the governing law and our organizational documents.

We intend to avail ourselves of the “controlled company” exception under the NYSE rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. In connection with the consummation of this offering, our board of directors will adopt a written charter for the compensation committee, which will be available on our website.

Nominating and Corporate Governance Committee

Following the consummation of this offering, our nominating and corporate governance committee will consist of Andrew Bird, Theodore Kwon and Adnan A. Nisar, with Andrew Bird serving as chair of the committee. The principal duties and responsibilities of the nominating and corporate governance committee will be as follows:

•	to identify candidates qualified to become directors of the Company, consistent with criteria approved by our board of directors;

•

to recommend to our board of directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the board;

•	to recommend to our board of directors candidates to fill vacancies and newly created directorships on the board of directors;

•	to develop and recommend to our board of directors guidelines setting forth corporate governance principles applicable to the Company;

•	to identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

•	to review and recommend to our board of directors a succession plan for the chief executive officer;

•	to oversee the evaluation of our board of directors; and

•	to set and review the compensation of non-executive members of our board of directors.

We intend to avail ourselves of the “controlled company” exception under the NYSE rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. In connection with the consummation of this offering, our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website.

Student Outcomes Advisory Committee

Following the consummation of this offering, our student outcomes advisory committee will consist of Andrew Bird, Peter Cohen, Jeffrey Denham, Christopher Lynne, John Sizer and Johannes Worsoe, with Peter Cohen serving as chair of the committee. The student outcomes advisory committee will be tasked with reviewing, identifying and recommending initiatives and industry best practices to improve student outcome metrics for the University.

Code of Conduct and Ethics

Upon the consummation of this offering, our board of directors will adopt an amended code of conduct and ethics that will apply to all of our directors, officers and employees and is intended to comply with the relevant listing requirements for a code of conduct as well as qualify as a “code of ethics” as defined by the rules of the SEC. The code of conduct and ethics will contain, as it does today, general guidelines for conducting our business consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our code of conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website at     . Following the consummation of this offering, the code of conduct and ethics will be available on our website.

Board Leadership Structure and Board’s Role in Risk Oversight

The board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of its risks. The board of directors will regularly review information regarding our credit, liquidity and operations, as well as the risks associated with each. The board of directors also plays an active role in monitoring and overseeing environmental, social and governance risks, as well as cybersecurity and IT risks, including those that arise in connection with our relationships with service providers, and receives regular reports from management regarding such risks and our controls and procedures relating to such risks. Following the completion of this offering, the compensation committee of the board of directors will be responsible for overseeing the management of risks relating to employee compensation plans and arrangements and the audit committee of the board of directors will oversee the management of financial and cybersecurity risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports about such risks.

Clawback Policy

In connection with this offering, we will adopt a policy regarding the recovery of erroneously awarded compensation in accordance with Rule 10D-1 of the Exchange Act and applicable listing standards.

Compensation Committee Interlocks and Insider Participation

We did not have a compensation committee during the last completed fiscal year. Compensation of our executive officers during the last completed fiscal year was determined by the University’s board of trustees and the compensation committee of the board of directors of AEG. None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity (excluding our subsidiaries) that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

Our named executive officers (“NEOs”) for our fiscal year ended August 31, 2025 are our principal executive officer and our next two most highly compensated executive officers for such year:

•	Christopher Lynne, President

•	Srini Medi, SVP & General Counsel

•	Blair Westblom, Chief Financial Officer and Treasurer

The following table provides information regarding the compensation of our NEOs during the fiscal year ended August 31, 2025.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Compensation Plan ($)(2)	Change in Pension and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Christopher Lynne, President	2025	895,703	3,276,480	—	—	1,883,520	—	4,599,286	10,654,989
	2024	854,967	472,611	—	—	1,712,000	—	240,757	3,280,335

Srini Medi, SVP & General Counsel	2025	427,438	1,565,816	—	—	448,372	—	1,931,308	4,372,934

Blair Westblom, Chief Financial Officer and Treasurer	2025	443,544	1,603,680	—	—	706,320	—	1,121,157	3,874,701

(1)

For fiscal year 2025, the amount shown represents two separate discretionary bonuses paid to each NEO. The first such bonus was paid under The University of Phoenix, Inc. Bonus Plan (the “Bonus Plan”) to each NEO in the amount of $276,480 for Mr. Lynne, $65,816 for Mr. Medi, and $103,680 for Ms. Westblom as appreciation for outsized performance relating to successful achievement of strategic objectives in fiscal year 2025. The second special bonus was paid to each NEO in the amount of $3,000,000 for Mr. Lynne, $1,500,000 for Mr. Medi, and $1,500,000 for Ms. Westblom in relation to duties performed for various transactions, of which $2,000,000 (for Mr. Lynne) and $1,000,000 (for Mr. Medi and Ms. Westblom) is subject to a clawback in the event the NEO is terminated for cause or voluntarily resigns prior to August 31, 2027. For fiscal year 2024, the amount shown for Mr. Lynne represents a special discretionary bonus paid under the Bonus Plan for exceeding the maximum fiscal year 2024 financial targets for Bonus Plan EBITDA and Bonus Plan Revenue (each as defined below) by 21.6% and 3.1%, respectively.

(2)

For fiscal year 2025, the amounts shown for each NEO and the amount shown for Mr. Lynne for fiscal year 2024, reflect the annual cash bonuses paid under the Bonus Plan for the fiscal years ended August 31, 2025 and August 31, 2024, respectively. The performance metrics for the Bonus Plan for fiscal years 2024 and 2025 were equally weighted (at 50% each) based on the University’s EBITDA (as determined for the Bonus Plan (“Bonus Plan EBITDA”)) and the University’s revenue (as determined for the Bonus Plan (“Bonus Plan Revenue”)). Threshold and target Bonus Plan EBITDA and Bonus Plan Revenue performance goals were established by AEG’s compensation committee along with their corresponding payout opportunities. In addition, each NEO is eligible for a bonus upside payout (up to maximum multiplier shown below), which is achieved when full-year performance of Bonus Plan EBITDA and Bonus Plan Revenue each exceed their respective target; but, from time to time, supplemental performance conditions may be implemented. If such supplemental performance conditions are not achieved, no bonus upside payout will occur, regardless of whether Bonus Plan EBITDA or Bonus Plan Revenue exceed their respective targets. The annual target bonus (as a percent of base salary) for each of Messrs. Lynne and Medi and Ms. Westblom under the Bonus Plan for fiscal year 2025 was 120%, 60%, and 90%, respectively. The annual target bonus (as a percent of base salary) for Mr. Lynne under the Bonus Plan for fiscal year 2024 was 100%.

The following tables outline the Bonus Plan EBITDA and Bonus Plan Revenue performance objectives and the respective payout multipliers for fiscal year 2025:

	Below Threshold	Threshold	Target	Maximum
Bonus Plan EBITDA	< $236.0 million	$236.0 million	$262.2 million	$288.5 million
Payout Multiplier	No payout	50%	100%	200%

	Below Threshold	Threshold	Target	Maximum
Bonus Plan Revenue	< $952.7 million	$952.7 million	$972.2 million	$991.6 million
Payout Multiplier	No payout	50%	100%	200%

Payout percentages are linearly interpolated for performance in between levels. Although the University has not yet completed its year-end financial closing process for fiscal year 2025, based on a review of the preliminary financial data, the compensation committee of the board of directors of AEG determined to pay the bonuses to the NEOs in August 2025 in the amounts set forth in Summary Compensation Table.

(3)	Amounts under “All Other Compensation” for fiscal year 2025 consist of the following payments we paid to or on behalf of the NEOs.

Name	Fiscal Year	Dividend Equivalents On Stock Options ($)(a)	University Match Under 401(k) Plan ($)(b)	Executive Physical Fees ($)	Other ($)(c)
Christopher Lynne	2025	4,590,703	7,050	1,425	108
Srini Medi	2025	1,924,150	7,050	—	108
Blair Westblom	2025	1,113,999	7,050	—	108

(a)

Represents dividend equivalent payments to holders of stock options, as described below, in respect of University dividends paid with respect to shares of our common stock on three separate dates. On December 20, 2024, a dividend equivalent payment was made for vested stock options in the amount of $1,156,478 for Mr. Lynne, $444,359 for Mr. Medi, and $380,026 for Ms. Westblom. On July 1, 2025, a dividend equivalent payment was made for vested stock options in the amount of $693,887 for Mr. Lynne, $266,616 for Mr. Medi, and $228,015 for Ms. Westblom. On August 31, 2025, a dividend equivalent payment was accelerated and made for unvested stock options in the amount of $2,740,338 for Mr. Lynne, $1,213,175 for Mr. Medi, and $505,958 for Ms. Westblom.

(b)

The University provides the NEOs with certain customary retirement and health and welfare benefits, which are in line with those offered to other groups of University employees, and which comprise a modest portion of the NEO’s compensation.

(c)	Represents payments for the medical subscription plan fee.

None of our NEOs received grants of any equity awards during the fiscal year ended August 31, 2025, as their grants in the preceding fiscal year were intended to cover multiple years.

2025 Outstanding Equity Awards At Fiscal Year-End

The following table details the outstanding equity awards held by our NEOs as of August 31, 2025.

		Option Awards
			# of Securities Underlying Unexercised Options
Name		Grant Date	Exercisable (#)	Unexercisable (#)	Equity Incentive Plan Awards; # of Securities Underlying Unexercised/Unearned Options (#)(1)	Option Exercise Price ($)(2)	Option Expiration Date
Christopher Lynne		11/12/2018	115,584			5.23	11/12/2028
	(3)	11/17/2021			75,260	11.04	8/31/2026
		2/17/2023	277,200			10.61	2/17/2033
	(4)	2/17/2023			277,200	10.61	8/31/2030

Srini Medi		6/22/2020	26,972			8.58	6/22/2030
		6/8/2021	20,000			10.90	6/8/2031
	(5)	11/17/2021			60,052	11.04	8/31/2026
		2/17/2023	102,669			10.61	2/17/2033
	(6)	2/17/2023			102,669	10.61	8/31/2030

Blair Westblom		8/30/2017	34,680			3.79	8/30/2027
		2/6/2019	3,852			5.23	2/6/2029
		11/17/2021	19,108			11.04	11/17/2031
		2/17/2023	61,602			10.61	2/17/2033
	(7)	2/17/2023			61,602	10.61	8/31/2030

(1)	Each of the stock option awards was granted under the University Equity Plan. Awards shown in this column remain subject to applicable performance-based vesting conditions.
(2)

All stock option awards were granted with a per share exercise price equal to the fair market value of one share of common stock of University of Phoenix, Inc. on the date of grant. The exercise price shown reflects adjustments from the original exercise price for extraordinary dividends through August 31, 2025.

(3)

The shares subject to the option become vested and exercisable in full upon the closing date of a Change in Control if the Change in Control occurs on or before August 31, 2026, provided Mr. Lynne remains continuously employed in active service by the University through the closing date.

(4)

The shares subject to the option become vested and exercisable in full upon the closing date of a Change in Control if the Change in Control occurs on or before August 31, 2030, provided Mr. Lynne remains continuously employed in active service by the University through the closing date of the Change in Control.

(5)

The shares subject to the option become vested and exercisable in full upon the closing date of a Change in Control if the Change in Control occurs on or before August 31, 2026, provided Mr. Medi remains continuously employed in active service by the University through the closing date of the Change in Control.

(6)

The shares subject to the option become vested and exercisable in full upon the closing date of a Change in Control if the Change in Control occurs on or before August 31, 2030, provided Mr. Medi remains continuously employed in active service by the University through the closing date of the Change in Control.

(7)

The shares subject to the option become vested and exercisable in full upon the closing date of a Change in Control if the Change in Control occurs on or before August 31, 2030, provided Ms. Westblom remains continuously employed in active service by the University through the closing date of the Change in Control.

Executive Employment Arrangements

We have not entered into employment agreements with any of the NEOs. We entered into offer letters with the NEOs in connection with their employment, which generally provide that the NEO will serve as an at-will employee and will be offered compensation, including base salary, annual bonus target and equity awards, commensurate with his or her position at the University, as well as other benefits, including health and welfare benefits and participation in the University’s 401(k) Plan, that are offered to employees of the University generally.

Christopher Lynne

In connection with his promotion to President, we entered into an offer letter with Mr. Lynne on December 15, 2022, which provides for his at-will employment, an initial annual base salary of $820,000 ($900,000 as of the end of our 2025 fiscal year), a performance bonus opportunity with a target amount equal to 100% of his base salary (120% of his base salary as of the end of our 2025 fiscal year) (up to a maximum payout equal to 200% of his target bonus (240% of his base salary as of the end of our 2025 fiscal year)), employee benefits and an initial one-year cash long-term incentive award commensurate with the position of President and to be determined by the University’s board of trustees.

Srini Medi

We entered into an offer letter with Mr. Medi on May 1, 2020, which provides for his at-will employment, an initial annual base salary of $320,000 ($428,490 as of the end of our 2025 fiscal year), a performance bonus opportunity with an initial target amount equal to 50% of his base salary (60% of his base salary as of the end of our 2025 fiscal year) (up to a maximum payout equal to 100% of his target bonus (120% of his base salary as of the end of our 2025 fiscal year)), employee benefits and an initial long-term equity grant of 26,971 stock options (which was rounded to 26,972 stock options when such grant was made).

Blair Westblom

We entered into an offer letter with Ms. Westblom on February 14, 2017, which provides for her at-will employment, an initial annual base salary of $220,000, and a performance bonus opportunity with an initial target amount equal to 35% of her base salary (up to a maximum payout equal to 125% of her target bonus). In connection with her promotion to Chief Financial Officer in March 2023, her annual base salary was increased to $380,000 ($450,000 as of the end of our 2025 fiscal year) and her performance bonus opportunity was increased to a target amount equal to 60% of her base salary (90% of her base salary as of the end of our 2025 fiscal year) (up to a maximum payout equal to 200% of her target bonus (180% of her base salary as of the end of our 2025 fiscal year)). In connection with her promotion to Chief Financial Officer, Ms. Westblom also received an additional option grant.

Retention Agreements

The University entered into Retention Agreements with each of the NEOs, which provide for payments in the amount of $3,000,000 for Mr. Lynne, $1,500,000 for Mr. Medi, and $1,500,000 for Ms. Westblom in relation to duties performed for various transactions, of which $2,000,000 (for Mr. Lynne) and $1,000,000 (for Mr. Medi and Ms. Westblom) is subject to a clawback in the event the NEO is terminated for cause or voluntarily resigns prior to August 31, 2027.

Payments upon Termination; Change in Control

Severance Plan

Each of our NEOs participates in The University of Phoenix, Inc. Senior Executive Severance Pay Plan, as Amended and Restated Effective May 17, 2023 (the “Severance Plan”). The Severance Plan provides that each NEO will be entitled to the following payments or benefits upon a termination by the University other than a “termination with cause” or due to the NEO’s death or disability.

•	Cash severance equal to:

•

in the case of Mr. Lynne, (a) 18 months’ base salary plus (b) one times the average of the annual bonuses earned by the NEO for the three fiscal years immediately preceding the year in which involuntary termination occurs (or, if shorter, from the time the NEO was employed with the University) (“Average Annual Bonus”), to be paid in a series of substantially equal payments over 18 months; and

•	in the case of Mr. Medi and Ms. Westblom, (a) 12 months’ salary plus (b) 50% of the NEO’s Average Annual Bonus, to be paid in a series of substantially equal payments over 12 months.

•

To the extent an NEO participated in our health care plans prior to the NEO’s termination, a lump sum payment in an amount equal to the premium cost of continued health, dental and vision coverage under COBRA for the NEO, NEO’s spouse and eligible dependents, for the period of time the NEO receives their cash severance.

•	Outplacement services, as determined by the Severance Plan administrator.

Receipt of the payments and benefits under the Severance Plan is subject to the NEO’s timely execution, delivery and non-revocation of a complete and permanent general release of all claims against the University and its affiliates and related parties, which also includes certain confidentiality, non-solicitation, non-disparagement and non-compete covenants.

For purposes of the Severance Plan, a “termination for cause” generally means a termination that is the result of (i) repeated dereliction of the material duties and responsibilities of the NEO’s position with the University; (ii) misconduct, insubordination or failure to comply with University policies governing employee conduct and procedures; (iii) excessive lateness or absenteeism; (iv) conviction of or pleading guilty or nolo contendere to any felony involving theft, embezzlement, dishonesty or moral turpitude; (v) commission of any act of fraud against, or the misappropriation of property belonging to, the University; (vi) commission of any act of dishonesty in connection with the NEO’s responsibilities as an employee that is intended to result in the NEO’s personal enrichment or the personal enrichment of the NEO’s family or others; (vii) any other misconduct adversely affecting the business or affairs of the University; or (viii) a material breach of any agreement the NEO may have at the time with the University, including (without limitation) any proprietary information, non-disclosure or confidentiality agreement.

In addition, an NEO will not be entitled to severance payments or benefits under the Severance Plan if the NEO fails to accept an alternate position offered by the University if (i) the principal place of employment for such alternate position is less than 25 miles from the NEO’s former principal place of employment with the University; (ii) the NEO’s base pay and annual bonus opportunity in the alternate position are not less than 90% of the NEO’s base pay and annual bonus opportunity, as applicable, in the former position with the University; or (iii) the Severance Plan administrator has determined, in its sole discretion prior to the time the NEO is offered the alternate position, that the alternate position will not result in a material reduction in the NEO’s duties and responsibilities.

Name	Benefit	Termination w/o Cause ($)		Change in Control ($)
Christopher Lynne	Cash Severance	2,489,691	(1)
	COBRA Premium Reimbursement	35,224	(2)
	Outplacement	5,200	(3)
	Equity Acceleration				(4)
Srini Medi	Cash Severance	612,199	(1)
	COBRA Premium Reimbursement	26,405	(2)
	Outplacement	5,200	(3)
	Equity Acceleration				(4)
Blair Westblom	Cash Severance	612,594	(1)
	COBRA Premium Reimbursement	6,310	(2)
	Outplacement	5,200	(3)
	Equity Acceleration				(4)

(1)

Represents an amount equal to the product of (a) 12 months (18 months for Mr. Lynne) of the executive’s annual base salary, plus (b) the average annual bonus amount for the three prior fiscal years (which, in this case, are fiscal years 2022, 2023 and 2024), payable in equal installments over 12 months (18 months for Mr. Lynne).

(2)

Represents an amount equal to the product of (a) the amount of monthly premiums of the executive’s group health plan, including coverage for the participant’s eligible dependents, if any, that the University paid immediately prior to the termination date, and (b) the number of months of severance base pay such executive is entitled to (18 months for Mr. Lynne and 12 for each of Mr. Medi and Ms. Westblom), payable in a lump-sum.

(3)	Represents outplacement benefits determined by the Plan Administrator pursuant to the Severance Plan. Amounts assume $5,200 worth of outplacement services.
(4)

Amounts reflect the intrinsic value of unvested stock options on August 31, 2025 that would be subject to accelerated vesting upon a change in control that occurs on August 31, 2025, based on the fair market value of our common stock in connection with this offering, using an initial public offering price of $     per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus.

Equity Awards

Equity awards held by the NEOs are eligible for vesting acceleration pursuant to the applicable grant agreements. Upon a change in control, any time-based awards will accelerate and vest and become exercisable, and any performance goals for the fiscal year of the change in control occurs and any future years for which the option is eligible to vest will be deemed met and the corresponding portion of such performance-based awards will vest and become exercisable. For this purpose, if an NEO’s employment terminates for any reason other than (x) by the University or any of its affiliates for cause or (y) by the NEO for any reason, and the closing date of the change in control occurs during the ninety (90) day period immediately following such date of termination, then immediately prior to such change in control, the options shall vest or terminate, as applicable, in accordance with the vesting terms of the options as if the NEO had remained employed through such closing date. In addition, if a change in control occurs after the end of a given fiscal year but prior to the committee’s (which may be the board of trustees of the University, the compensation committee of the board of trustees of the University or such committee appointed by either of the foregoing (the “Committee”)) certification of the University’s annual EBITDA and annual free cash flow for such fiscal year, (x) the installment of the option that is eligible to vest in respect of such fiscal year (which vesting, for the avoidance of doubt, may be based on achievement of annual and/or cumulative targets for the applicable fiscal year) shall remain eligible to vest and become exercisable in respect of such fiscal year upon the Committee’s certification, and (y) to the extent that such installment does not vest and become exercisable, it shall terminate for no consideration and become null and void as of the date of such Committee certification. This offering will not constitute a change in control for purposes of the equity awards, and therefore the awards will not be accelerated by reason of this offering.

With respect to performance-based options, if an NEO’s employment is terminated by us without “cause” or due to the NEO’s death or disability in each case, not in connection with a change in control, then a prorated portion (based on the number of days that elapsed in that fiscal year) of the next installment of an award will vest and become exercisable as of the date such award was scheduled to vest, based on actual achievement of the applicable performance conditions.

For purposes of the equity awards, “cause” means a finding by the Committee of: (i) the NEO’s gross negligence or willful misconduct, or willful failure to attempt in good faith to substantially perform the NEO’s duties (other than due to physical or mental illness or incapacity); (ii) the NEO’s conviction of, or plea of guilty or nolo contendere to, or confession to, (a) a misdemeanor involving moral turpitude or (b) a felony (or the equivalent of a misdemeanor involving moral turpitude or felony in a jurisdiction other than the United States); (iii) the NEO’s knowingly willful material violation of the University’s written policies that the Committee determines is materially detrimental to the best interests of the University; (iv) the NEO’s fraud or misappropriation, embezzlement or material misuse of funds or property belonging to the University; (v) the NEO’s use of alcohol or drugs that materially interferes with the performance of the NEO’s duties; or (vi) willful or reckless misconduct in respect of the NEO’s obligations to the University or other acts of misconduct by the NEO occurring during the course of the NEO’s employment that in either case results in or could reasonably be expected to result in material damage to the property, business or reputation of the University. In order for a termination to be deemed for cause, the NEO will be given a single 15-day period to cure any of the events or occurrences described in any of clauses (i), (iii), (v) and (vi), to the extent curable. If, within six months subsequent to a termination of service for any reason other than by the University for cause, the University determines that such NEO’s termination of service could have been for cause, such termination of service will be deemed to have been for cause for all purposes, and such NEO will be required to disgorge to the University all amounts received under the equity plan, any grant certificate or otherwise that would not have been payable to such NEO had such termination of service been by the University for cause.

Management Equity Plan

The University Equity Plan was adopted by the University effective on May 9, 2017. The purpose of the University Equity Plan is to give the University a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide the University with a stock plan providing incentives directly related to increases in our stockholder value. Following the completion of this offering, no further awards will be granted under the University Equity Plan.

Administration. The Committee administers the University Equity Plan. The Committee has the authority to select individuals who will receive an award; determine the number of shares subject to an award; determine the terms and conditions of an award; determine the restrictions or conditions related to shares acquired upon exercising an award; determine and/or increase the vested portion of an award; prescribe the form of each grant certificate; adopt, amend, suspend, waive, alter and repeal rules, guidelines and practices relating to the University Equity Plan; correct any defect, supply any omission, reconcile any inconsistency or interpret the University Equity Plan and any award granted under the University Equity Plan; and to make all other decisions and determinations as the Committee deems necessary or advisable for the administration of the University Equity Plan.

Any action of the Committee pursuant to the authority granted to it under the University Equity Plan and any grant certificate is final, conclusive and binding on all applicable parties.

Eligibility. Any employees, directors, officers or consultants of the University or its subsidiaries or their respective affiliates will be eligible for awards under the University Equity Plan. The Committee has the sole and complete authority to determine who will be granted an award under the University Equity Plan.

Number of Shares Authorized. The University Equity Plan provides that the total number of shares of the University’s common stock with respect to which awards may be granted under the University Equity Plan may not exceed 7,368,124. If, prior to the exercise of a stock option, the lapse of restrictions on restricted stock or the settlement of restricted stock unit awards, all or any portion of such awards is forfeited, lapses or terminates and consideration is not received by the grantee in respect of such award, the shares of the University’s common stock covered by such portion will again be available for grants under the University Equity Plan. In addition, shares of the University’s common stock issued in connection with any awards that are repurchased for no value by the University pursuant to the terms of such award or the University’s Stockholders’ Agreement (as defined in the University Equity Plan) will again be available for grants under the University Equity Plan. The shares of the University’s common stock to be offered under the University Equity Plan will be authorized and unissued common stock, or issued common stock that will have been reacquired by the University. If there is any change in the University’s corporate capitalization, the Committee may make substitutions or adjustments to the number of shares reserved for issuance under the University Equity Plan, the number of shares covered by awards then outstanding under the University Equity Plan, the performance goals or targets of any awards granted under the University Equity Plan, the exercise price of outstanding options, the options granted in connection with a Change in Control or IPO (as described below) and such other equitable substitution or adjustments as it may determine appropriate.

Awards Available for Grant. The Committee may grant awards of nonqualified stock options, restricted stock, restricted stock unit awards, other stock-based awards or any combination of the foregoing.

Stock Options. The Committee is authorized to grant options to purchase shares of the University’s common stock. Each option granted under the University Equity Plan is a nonqualified option and is not intended to qualify as an incentive stock option under Section 422 of the Code. Options granted under the University Equity Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. The maximum term of an option granted under the University Equity Plan will be ten years from the date of grant. Payment in respect of the exercise of an option may be made by check or bank draft, by a “net exercise” procedure effected by withholding the number of shares of the University’s common stock otherwise deliverable in respect of the option having an aggregate fair market value equal to the aggregate exercise price of all shares of the University’s common stock with respect to which the option is to be exercised, or the Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism following the University’s IPO or by such other method as the Committee may determine to be appropriate. The Committee may in its sole discretion accelerate the vesting of any or all options, which acceleration will not affect any other terms and conditions of such awards.

Restricted Stock. The Committee is authorized to award restricted stock under the University Equity Plan. Awards of restricted stock will be subject to the terms and conditions established by the Committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the grantee terminates employment or services during the restricted period, then any unvested restricted stock is forfeited. The Committee may in its sole discretion accelerate the vesting and/or the lapse of any or all the restrictions on the restricted stock, which acceleration will not affect any other terms and conditions of such awards.

Restricted Stock Unit Awards. The Committee is authorized to award restricted stock unit awards. Restricted stock unit awards will be subject to the terms and conditions established by the Committee. Unless the Committee determines otherwise, or specifies otherwise in an award agreement, if the grantee terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. The Committee may in its sole discretion accelerate the vesting and/or the lapse of any or all the restrictions on the restricted stock unit awards, which acceleration will not affect any other terms and conditions of such awards. When the restrictions on the restricted stock unit award lapse, the grantee will receive a number of shares of our common stock equal to the number of units earned or, the Committee may in its sole discretion elect to pay such restricted stock unit award in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned or at a later date selected by the Committee, or a combination of cash and shares. At the discretion of the Committee, each restricted stock unit (representing one share of the University’s common stock) may be credited with dividends paid in respect of one share of the University’s common stock, and such dividend may be either currently paid to the grantee or withheld for the grantee’s account until the underlying award is settled, and interest may be credited on the amount of cash dividend equivalents withheld at a rate and subject to such terms as determined by the Committee.

Other Stock-Based Awards. The Committee is authorized to grant awards of unrestricted shares of the University’s common stock, rights to receive grants of awards at a future date, other awards denominated in shares of our common stock (including, without limitation, performance shares or performance units), or awards that provide for cash payments based in whole or in part on the value or future value of shares of the University’s common stock under the University Equity Plan to grantees, either alone or in tandem with other awards, under such terms and conditions as the Committee may determine.

Transferability. Except as otherwise provided by the Committee, no award granted under the University Equity Plan may be sold, transferred, assigned, pledged or otherwise encumbered, except by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order, and an award will be exercisable during the grantee’s lifetime only by the grantee. Upon a grantee’s death, the estate or other beneficiary of such deceased grantee will be subject to all the terms and conditions of the University Equity Plan and the applicable grant certificate, including the provisions relating to the termination of the right to exercise the award.

Notwithstanding the foregoing, the Committee may permit awards to be transferred by a grantee, without consideration, subject to such rules as the Committee may adopt, to (i) a spouse and/or other lineal descendants and any other person as to which such natural person is a lineal descendant; (ii) any trust or other entity solely for the benefit of any person described in clause (i) or combinations of such persons; or (iii) any other transferee as may be approved either by the Committee, or as provided in the applicable grant certificate.

Amendment/Termination. The Committee may, at any time, alter, amend, suspend, discontinue or terminate the University Equity Plan, provided that such action will not materially adversely affect the rights of any grantee with respect to awards previously granted under the University Equity Plan without such grantee’s consent.

Change in Control/IPO. Immediately prior to the first to occur of a Change in Control and an IPO (each as defined in the University Equity Plan), the Chief Executive Officer of the University may allocate (and the Committee will cause to be awarded and issued) to then-active service providers of the University options with respect to a number of shares of the University’s common stock no greater than the number of shares of the University’s common stock that remain available for grant pursuant to the University Equity Plan. As of the date of this Offering, no shares of the University’s common stock remain available for grant pursuant to this provision of the University Equity Plan. Such options would have (i) had an exercise price of $10, and (ii) had terms and conditions (including, without limitation, with respect to vesting) that are substantially identical to those set forth in the option grant certificate attached as an exhibit to the University Equity Plan, except that such options (x) would be vested upon grant with respect to substantially the same percentage of shares of our common stock as an option granted pursuant to such form of option grant certificate attached as an exhibit to the University Equity Plan on May 9, 2017, to a service provider of the University who remained continuously employed by the University through the date of such Change in Control or IPO, and (y) would be exercisable only upon a Change in Control or, if earlier, upon the applicable grantee’s termination of employment or engagement with the University or its affiliates. No options will be granted pursuant to this provision in connection with this Offering.

Treatment of Outstanding University Equity Plan Awards. Upon the future vesting of outstanding restricted stock units granted under the University Equity Plan, we will issue shares of our common stock at the same ratio as described in “Prospectus Summary—The Reorganization Transactions.” Upon the future exercise of outstanding stock options granted under the University Equity Plan, we will have the right to either issue shares of our common stock in exchange for the shares of University common stock received upon exercise at the same ratio as described above, or purchase the shares of University common stock received upon exercise for cash.

2025 Omnibus Incentive Plan

In connection with this offering, our board of directors expects to adopt, and we expect our stockholders to approve, our 2025 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) to become effective in connection with the consummation of this offering. Following the adoption of the Omnibus Incentive Plan, we do not expect to issue additional awards under the University Equity Plan. This summary is qualified in its entirety by reference to the Omnibus Incentive Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full Omnibus Incentive Plan.

Administration. The compensation committee of our board of directors (the “Compensation Committee”) will administer the Omnibus Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The Compensation Committee will have full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of the Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the Omnibus Incentive Plan. Except as otherwise required by applicable law or regulation or stock exchange rules, the Compensation Committee will have the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.

Number of Shares Authorized. Pursuant to the Omnibus Incentive Plan, we have reserved an aggregate of     shares of our common stock for issuance of awards to be granted thereunder. In addition, the number of shares of our common stock reserved for issuance under the Omnibus Incentive Plan will automatically increase on January 1 of each year, commencing on January 1, 2026, in an amount equal to 5% of the total number of shares of our common stock outstanding as of the immediately preceding December 31, or a lesser number of shares determined by our board of directors. No more than     shares of our common stock may be issued with respect to incentive stock options under the Omnibus Incentive Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Omnibus Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, will be (i) $750,000 or (ii) $1,000,000 for the first year of service, provided that the foregoing limitation will not apply to any awards issued to a non-employee director in respect of any one-time initial equity grant upon a non-employee director’s appointment to the board of directors. If any award granted under the Omnibus Incentive Plan expires, terminates, or is canceled or forfeited without being settled, vested or exercised, shares of our common stock subject to such award will again be made available for future grants. Any shares that are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, or any shares reserved for issuance, but not issued, with respect to settlement of a stock appreciation right, will not again be available for grants under the Omnibus Incentive Plan. Shares of common stock withheld by, or otherwise remitted to the Company to satisfy a participant’s tax withholding obligations upon the lapse of restrictions on, or settlement of, an award will again be available for awards under the share pool.

Change in Capitalization. If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the Omnibus Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee shall make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the Omnibus Incentive Plan, the number of shares covered by awards then outstanding under the Omnibus Incentive Plan, the limitations on awards under the Omnibus Incentive Plan, the exercise price of outstanding options, or any applicable performance measures (including, without limitation, performance conditions and performance periods), or such other equitable substitution or adjustments as the Compensation Committee may determine appropriate.

Awards Available for Grant. The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines, which are referred to herein as “Substitute Awards.” All awards granted under the Omnibus Incentive Plan will vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Compensation Committee.

Stock Options. The Compensation Committee will be authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an incentive stock option. Options granted under the Omnibus Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the Omnibus Incentive Plan, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the Omnibus Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the Omnibus Incentive Plan will be ten years from the date of grant, provided that if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by the Company’s insider trading policy, the option’s term shall be extended automatically until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of our common stock valued at the fair market value at the time the option is exercised, provided that such shares are not subject to any pledge or other security interest, or by such other method as the Compensation Committee may permit in its sole discretion, including (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. The Compensation Committee will determine whether fractional shares of common stock will be settled in cash, other securities, or other property, or whether such fractional shares of Common Stock or any rights thereto shall be canceled, terminated, or otherwise eliminated. If, on the last day of an option period, the fair market value of the common stock exceeds the exercise price, the participant has not exercised the option, and the option has not previously expired, such option will be deemed exercised by the participant on such last day by means of a “net exercise” procedure as described above.

Stock Appreciation Rights. The Compensation Committee will be authorized to award SARs under the Omnibus Incentive Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, in the form of either cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our common stock underlying each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the Omnibus Incentive Plan will be ten years from the date of grant. If on the last day of the option period (or in the case of a SAR independent of an option, the SAR period), the fair market value exceeds the applicable strike price, the participant has not exercised the SAR or the corresponding option (if applicable) has not previously expired, such SAR will be deemed to have been exercised by the participant on such last day and the Company will make the appropriate payment therefor.

Restricted Stock. The Compensation Committee will be authorized to grant restricted stock under the Omnibus Incentive Plan, which will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is common stock that is generally non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

Restricted Stock Unit Awards. The Compensation Committee will be authorized to grant restricted stock unit awards, which will be subject to the terms and conditions established by the Compensation Committee. A restricted stock unit award, once vested, may be settled in a number of shares of our common stock equal to the number of units earned, in cash equal to the fair market value of the number of shares of our common stock earned in respect of such restricted stock unit award or in a combination of the foregoing, at the election of the Compensation Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation Committee. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our common stock, either in cash or, at the sole discretion of the Compensation Committee, in shares of our common stock having a fair market value equal to the amount of such dividends (or a combination of cash and shares), and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time that the underlying restricted stock units are settled.

Other Stock-Based Awards. The Compensation Committee will be authorized to grant awards of unrestricted shares of our common stock, rights to receive grants of awards at a future date, other awards denominated in shares of our common stock, or awards that provide for cash payments based in whole or in part on the value of our common stock under such terms and conditions as the Compensation Committee may determine and as set forth in the applicable award agreement.

Effect of a Change in Control. In the event of a change in control (as defined in the Omnibus Incentive Plan), the Compensation Committee may in its discretion, cause any outstanding awards to be continued, substituted or assumed by the surviving corporation, accelerate the vesting of outstanding awards, and/or cancel any outstanding options or SARs and pay the holders in cash or other consideration for the value of such awards based upon the price per share of the Company’s common stock received or to be received by other stockholders of the Company in connection with the transaction (it being understood that any option or SAR having a per-share exercise price or strike price equal to, or in excess of, the fair market value (as of the date specified by the Compensation Committee) of a share of the Company’s common stock subject thereto may be canceled and terminated without payment or consideration therefor). Notwithstanding the above, the Compensation Committee shall exercise such discretion over the timing of settlement of any award subject to Section 409A of the Code at the time such award is granted.

Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the Omnibus Incentive Plan).

Amendment. The Omnibus Incentive Plan will have a term of ten years. Our board of directors may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, exchange rules, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary with respect to any award theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR, (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or, in each case, with another award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), and (iii) the Compensation Committee may not take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common shares are listed. However, stockholder approval is not required with respect to clauses (i), (ii) and (iii) above with respect to certain adjustments on changes in capitalization.

Clawback/Forfeiture. Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of the NYSE or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise and vesting of awards under the Omnibus Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local or payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code.

Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon vesting or exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before the later of two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming the holding period is satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.

No income will be realized by a participant upon grant or vesting of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same excess amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs. No income will be realized by a participant upon grant or vesting of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant or vesting of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Employee Stock Purchase Plan

The following summary describes the material terms of the Employee Stock Purchase Plan (“ESPP”), which was adopted by the Company in connection with this offering.

Administration. The Compensation Committee will administer the ESPP. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock at a favorable price and upon favorable terms on specified dates during such offerings. Under the ESPP, the plan administrator has full discretion to administer and interpret the ESPP and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the duration, frequency, start date and end dates of the offering periods. The Company intends that the ESPP will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code.

Eligibility. Generally, all regular employees, including executive officers, employed by the Company or one of the Company’s designated affiliates, will be eligible to participate in the ESPP, subject to Section 423(b) of the Code, and may contribute, normally through payroll deductions, an aggregate amount equal to their contribution for the purchase of the University’s common stock under the ESPP. Unless otherwise determined by the plan administrator, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to not less than the lesser of (i) 85% of the fair market value of a share of the University’s common stock on the first trading date of an offering period or (ii) 85% of the fair market value of a share of the University’s common stock on the date of purchase.

Number of Shares Authorized. Pursuant to the ESPP, we have reserved an aggregate of     shares of our common stock, subject to an annual increase on January 1st of each year for a period of ten years commencing on January 1, 2026 and ending on (and including) January 31, 2035, in an amount equal to the lesser of (a) 1% of the fully-diluted number of shares of our common stock outstanding on December 31st of the immediately preceding calendar year (inclusive of the share reserve under the ESPP and the Omnibus Incentive Plan (or any successor to either of the foregoing)), (b)    shares and (c) such smaller number of shares as is determined by our board of directors.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the plan administrator, including: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) classified as an employee for tax purposes. No employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in the Company’s capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transactions, the plan administrator will make appropriate adjustments to (i) the class(es) and maximum number of shares reserved under the ESPP, (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class(es) and maximum number of shares and purchase price applicable to all outstanding offerings and purchase rights and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of a corporate transaction, as defined in the ESPP, any then-outstanding rights to purchase shares under the ESPP may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such purchase rights, then each offering period in progress will be shortened and a new purchase date will be set by the Compensation Committee, and such purchase rights will terminate immediately.

ESPP Amendment or Termination. Our board of directors has the authority to amend or terminate the ESPP, provided that except in certain circumstances such amendment or termination may not materially and adversely affect any outstanding purchase rights without the holder’s consent. The Company must obtain shareholder approval of any amendment to the ESPP to the extent required by applicable law or listing rules.

DIRECTOR COMPENSATION

Prior to this offering, none of our directors or the members of the board of directors of AEG received any compensation for their services as a member of the board. Following this offering, we expect that each non-employee director of the Company will be compensated for service on the board of directors through a combination of cash fees and equity awards, as described below. Neither directors who are officers of the Company nor any director nominated by the Apollo Stockholder or the Vistria Stockholder will receive any compensation in connection with the offering or for services as directors following the offering.

Cash Fees

Cash retainer fees will be as set forth in the table below:

Description/Recipient	Dollar amount per annum ($)
Basic retainer for each non-employee director	75,000
Audit Committee chair	25,000
Audit Committee member other than chair	10,000
Compensation Committee chair	15,000
Compensation Committee member other than chair	7,500
Nominating and Corporate Governance Committee chair	12,500
Nominating and Corporate Governance Committee member other than chair	6,000
Student Outcomes Advisory Committee chair	15,000
Student Outcomes Advisory Committee member other than chair	7,500

There will be no separate consideration for attendance at or participation in board meetings or discussions or other activities undertaken in the course of board service. Consideration for service on special committees, if any, will be determined by the board of directors on a case-by-case basis.

Equity Awards

Equity-based compensation will take the form of RSUs granted pursuant to and governed by the Omnibus Incentive Plan. Each non-employee director will receive an annual award of RSUs with a grant date total value of $130,000, with the number of underlying shares of common stock equal to the quotient obtained by dividing (i) $130,000, by (ii) the fair market value per share of the common stock on the date the RSUs are issued. The annual equity awards shall vest in full on the earlier of (i) the date of the Company’s next annual meeting of shareholders following the Grant Date (as defined in the Omnibus Incentive Plan) or (ii) the first anniversary of the Grant Date, subject to the director’s continued service on the board of directors through such vesting date. Subject to any acceleration otherwise specified herein, vesting of equity awards will cease, and unvested equity awards will lapse, upon cessation of a recipient’s service for any reason.

Non-employee directors will also be reimbursed for their reasonable expenses to attend meetings of the board of directors and related committees and otherwise attend to company business.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our executive officers and directors (see “Executive Compensation” for a discussion of compensation arrangements for our named executive officers and directors) and the transactions discussed below, there were no transactions since September 1, 2024, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

Upon the consummation of this offering, we will adopt a written Related Person Transactions Policy (the “Policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all material related person transactions by our audit committee. In accordance with the Policy, our audit committee will have overall responsibility for implementation of and compliance with the Policy.

For purposes of the Policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors, compensation committee or group of independent directors.

The Policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration. Under the Policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the Policy and that is ongoing or is completed, the transaction will be promptly submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The Policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

This Offering

As more fully discussed in “Underwriting (Conflicts of Interest)—Conflicts of Interest,” Apollo Global Securities, LLC, an affiliate of Apollo, is an underwriter in this offering and will receive a portion of the underwriting discounts and commissions in connection with this offering. Affiliates of Apollo beneficially own in excess of 10% of our issued and outstanding common stock. As a result, Apollo Global Securities, LLC is deemed to have a “conflict of interest” under FINRA Rule 5121, and this offering will be conducted in compliance with the requirements of Rule 5121. See “Underwriting (Conflicts of Interest).”

UoPX Stockholders’ Agreement

On September 21, 2017, the University and AEG entered into a Stockholders’ Agreement relating to the University’s management co-investment and equity awards programs. Prior to the consummation of this offering, the University, AEG (to be renamed “Phoenix Education Operating Corp.” prior to the consummation of this offering), Phoenix Education Partners, Inc. and certain other parties thereto intend to enter into an amended and restated Stockholder’s Agreement (the “Management Stockholders’ Agreement”). The Management Stockholders’ Agreement will include customary provisions which, among other things, will (a) provide for the agreement of the non-AEG stockholders to vote for candidates for the University’s independent trustees nominated in accordance with the University’s bylaws and to vote for other trustees of the University nominated by AEG and (b) provide restrictions on transfer and certain piggy-back registration rights in accordance with the Registration Rights Agreement (as defined below).

Stockholders Agreement

On February 1, 2017, in connection with the acquisition of AEG by AP VIII Queso Holdings, L.P., Queso GP, LLC (the general partner of AP VIII Queso Holdings, L.P.), the Apollo Stockholder (which for purposes of the summary of the Stockholders Agreement, will include any affiliates of the Apollo Stockholder to who acquire shares of our common stock), TVG-I-E-AEG Holdings, LP (the “Vistria Stockholder”) and the other limited partners of AP VIII Queso Holdings, L.P. entered into an amended and restated agreement of limited partnership with respect to AP VIII Queso Holdings, L.P. Concurrently with the consummation of this offering and the Corporate Conversion, such limited partnership agreement will be terminated. After the Corporate Conversion, we will be governed by a certificate of incorporation and bylaws rather than a limited partnership agreement, and we intend to enter into a stockholders agreement with the Apollo Stockholder and the Vistria Stockholder (the “Stockholders Agreement”) to provide the Apollo Stockholder and its affiliates and the Vistria Stockholder and its affiliates with certain rights and obligations as described below.

The Stockholders Agreement will provide that, as long as the Vistria Stockholder and its affiliates continue to beneficially own at least 5% of our issued and outstanding common stock, the Vistria Stockholder will have the right, but not the obligation, to (a) nominate a number of directors comprising a percentage of our board of directors in accordance with its beneficial ownership of our outstanding common stock (rounded up to the nearest whole number) (at least one of whom will serve as a Class III director), (b) designate one director to the boards of directors (or similar body) of any subsidiary of the Company on which any affiliate of the Apollo Stockholder serves as a director or to which the Apollo Stockholder and its affiliates appoint any director and (c) designate one member of each committee of the board of directors (other than the audit committee) to which the Apollo Stockholder and its affiliates appoint any director.

Pursuant to the Stockholders Agreement, the Apollo Stockholder will have the right, at any time until the Apollo Stockholder and its affiliates no longer beneficially own at least 5% of our issued and outstanding common stock, to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial ownership of our outstanding common stock (rounded up to the nearest whole number), except that if Apollo and its affiliates, including the Apollo Stockholder, beneficially own more than 50% of the voting power of our outstanding common stock, the Apollo Stockholder will have the right to nominate a majority of the directors.

Any vacancy on our board of directors in respect of an Apollo Board Nominee or Vistria Board Nominee will be filled only by individuals designated by the Apollo Stockholder and its affiliates or the Vistria Stockholder and its affiliates, as applicable, for so long as they respectively beneficially own at least 5% of our issued and outstanding common stock.

In the event that the Apollo Stockholder has nominated fewer than the total number of Apollo Board Nominees that the Apollo Stockholder is entitled to nominate or the Vistria Stockholder has nominated fewer than the total number of Vistria Board Nominees that the Vistria Stockholder is entitled to nominate, the Apollo Stockholder or the Vistria Stockholder, as applicable, will have the right, at any time, to nominate such additional nominee(s), and our board of directors will take all necessary actions, whether by increasing the size of our board of directors or otherwise, to effect the election of such additional nominee(s) to fill any existing vacancy or newly-created directorship. In the event that a vacancy is created at any time by the death, resignation, removal, disqualification or other cause of any Apollo Board Nominee or Vistria Board Nominee, including the failure of any Apollo Board Nominee or Vistria Board nominee to be elected as a director at a meeting of our stockholders, the Apollo Stockholder and its affiliates or the Vistria Stockholder and its affiliates, as applicable, will continue to have the right to nominate the Apollo Board Nominee or the Vistria Board Nominee, as applicable, and our board of directors will take all necessary actions, whether by increasing the size of our board of directors or otherwise, to effect the election of such additional nominee(s) to fill any existing vacancy or newly-created directorship. Nevertheless, in the event that the removal or election of any director would require the University to make any filing, notice or report, or obtain any consent, registration, approval, permit or authorization from any educational agency in order to maintain, continue or reinstate any Educational Approval (as defined in the Stockholders Agreement) presently held by the University (each, an “Educational Consent”), the University shall not be required to take any action to remove or elect, as applicable, such director until such Educational Consent has been made, obtained or is otherwise not required at the time of such director’s removal or election.

The Stockholders Agreement will provide that for so long as the Apollo Stockholder and its affiliates beneficially own at least 33% of our issued and outstanding common stock, we will not, and we will cause our subsidiaries not to, take certain significant actions specified therein without the prior consent of the Apollo Stockholder, including:

•	a change in the size of our board of directors;

•

the incurrence of indebtedness for borrowed money, in a single transaction or a series of related transactions, aggregating to more than $50 million, except for (i) debt under a revolving credit facility that has previously been approved or is in existence on the date of closing of this offering or (ii) intercompany indebtedness;

•

the issuance of additional shares of any class of our capital stock or equity securities exceeding $50 million in any single issuance or an aggregate amount of $100 million during a calendar year (other than any award under any stockholder approved equity compensation plan or intracompany issuance among us and our wholly owned subsidiaries);

•

other than in the ordinary course of business with vendors, customers and suppliers, the acquisition of equity interests or assets of any other entity, or any business, properties, assets or entities, exceeding $50 million in any single transaction or $100 million in the aggregate in any series of transactions during a calendar year;

•

other than in the ordinary course of business with vendors, customers and suppliers, the disposition of any of our or our subsidiaries’ assets or equity interests, exceeding $50 million in any single transaction or $100 million in the aggregate in any series of transactions during a calendar year;

•

hiring or terminating the Chief Executive Officer or Chief Financial Officer of the Company or the University or designating any new Chief Executive Officer or Chief Financial Officer of the Company or the University; provided, that, the rights of the Apollo Stockholder with respect to the hiring or termination of the Chief Executive Officer (or equivalent position) or Chief Financial Officer of the University will be subject in all respects to the requisite independence of the University’s board of trustees as set forth in the bylaws of the University, including the right of the University’s board of trustees to appoint or remove the President and Chief Financial Officer of the University as set forth therein, and the parties to the Stockholders Agreement are required to take only such action as may be permissible or appropriate under applicable law and the bylaws of the University to give effect to this consent right;

•

merging or consolidating with or into any other entity, or transferring (by lease, assignment, sale or otherwise) all or substantially all of the Company’s and our subsidiaries’ assets, taken as a whole, to another entity, or enter into or agree to undertake any other transaction that would constitute a “change of control” as defined in the Stockholders Agreement (other than, in each case, transactions among the Company and our wholly owned subsidiaries);

•	undertaking any liquidation, dissolution or winding up of the Company;

•	effecting any material change in the nature of the business of the Company and its subsidiaries, taken as a whole; and

•

amending, modifying or repealing (whether by merger, consolidation or otherwise) any provision of our certificate of incorporation, our bylaws or equivalent organizational documents of our subsidiaries in a manner that adversely affects any affiliates of the Apollo Stockholder.

The Stockholders Agreement will also provide that for so long that the Vistria Stockholder and its affiliates beneficially own at least 5% of our issued and outstanding common stock, we will not amend, modify or repeal (whether by merger, consolidation or otherwise) any provision of our certificate of incorporation, our bylaws or equivalent organizational documents of our subsidiaries in a manner that adversely affects any affiliates of the Vistria Stockholder without the prior consent of the Vistria Stockholder. The Stockholders Agreement also sets forth certain information rights granted to the Apollo Stockholder and the Vistria Stockholder.

Management Consulting Agreement

On February 1, 2017, in connection with the acquisition of AEG, an affiliate of Apollo and an affiliate of Vistria (each, a “Management Service Provider,” and together, the “Management Service Providers”) entered into a management consulting agreement with AEG (as amended, the “Management Consulting Agreement”) relating to the provision of certain management consulting and advisory services by the Management Service Providers to us. In exchange for the provision of such services, we were required to pay a non-refundable quarterly management consulting fee equal to $2.0 million in the aggregate annually to such Management Service Providers. On March 1, 2018, AEG entered into an amendment to the Management Consulting Agreement with the Management Service Providers, which reduced the non-refundable quarterly management consulting fee to $1.75 million in the aggregate annually. Under the Management Consulting Agreement, the management consulting fees are allocated between the Management Service Providers on a pro rata basis in proportion to their respective ownership of equity of the Company. Each Management Service Provider is permitted, at its sole discretion, to waive or defer, in full or in part, AEG’s payment of the management consulting fee to such Management Service Provider. For the fiscal years ended August 31, 2023, 2024 and 2025, we paid approximately $1.5 million, $1.5 million and $1.5 million, respectively, of management consulting fees to the Management Service Provider affiliated with Apollo. We paid approximately $0.3 million, $0.3 million and $0.3 million of management consulting fees for the fiscal years ended August 31, 2023, 2024 and 2025, respectively, to the Management Service Provider affiliated with Vistria.

The Management Consulting Agreement also provides that, in connection with any transaction in which an affiliate of Apollo is providing services and receives a fee pursuant to the terms of the Transaction Fee Agreement described below, the Management Service Provider affiliated with Vistria may also provide such services and receive a pro rata portion of the fee payable in respect thereof.

The parties to the Management Consulting Agreement have agreed to terminate such agreement effective as of the pricing of this offering, and therefore no management consulting fees will accrue or be payable under the Management Consulting Agreement for periods subsequent to the pricing of this offering.

Transaction Fee Agreement

In connection with the acquisition of AEG, an affiliate of Apollo entered into a transaction fee agreement (the “Transaction Fee Agreement”) with AEG relating to the provision of certain transaction services in support of the acquisition of AEG and future acquisitions. The Transaction Fee Agreement will be terminated automatically upon the termination of the Management Consulting Agreement.

The Transaction Fee Agreement and the Management Consulting Agreement together provided that in the event of any acquisition (including of assets or equity interests) of any business or entity by any of us, our direct or indirect divisions and subsidiaries, parent entities or controlled affiliates (collectively, the “Company Group”), we are required to pay an aggregate fee equal to 1.0% of the aggregate enterprise value paid by the Company Group (or otherwise indicated by the acquisition) to the affiliates of Apollo and Vistria, which fee is to be paid to such affiliates on a pro rata basis in proportion to their respective ownership of equity of the Company. The affiliate of Apollo was permitted, at its sole discretion, to waive or defer, in full or in part, payment of any such company acquisition fee.

For the fiscal years ended August 31, 2023, 2024 and 2025 we were not required to pay any fees pursuant to the terms of the Transaction Fee Agreement.

The parties to the Transaction Fee Agreement have agreed to terminate such agreement effective as of the pricing of this offering and therefore no transaction fees will be payable under this agreement after the pricing of this offering.

Registration Rights Agreement

Prior to the consummation of this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Apollo Stockholder, the Vistria Stockholder and certain of our existing stockholders. Subject to several exceptions, including our right to defer a demand registration, shelf registration or underwritten offering under certain circumstances, the Apollo Stockholder and the Vistria Stockholder may require that we register for public resale under the Securities Act all shares of common stock that they request to be registered at any time following this offering, subject to the restrictions in the lock-up agreements entered into by each of those parties in connection with this offering, so long as the securities being registered in each registration statement or sold in any underwritten offering are reasonably expected to produce aggregate proceeds of at least $50 million (or $25 million if a shelf takedown).

If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least twelve calendar months after the date of this prospectus, the Apollo Stockholder and, subject to certain exceptions, the Vistria Stockholder, will have the right to require us to register the sale of the common stock held by it on Form S-3, subject to offering size and other restrictions. The Apollo Stockholder and the Vistria Stockholder will also have the right to request marketed and non-marketed underwritten offerings using a shelf registration statement.

We will not be obligated under the Registration Rights Agreement to effectuate more than one demand registration or underwritten offering under a shelf registration statement for the Vistria Stockholder, and, without our consent, the Vistria Stockholder will not be able to exercise its demand registration until following the one-year anniversary of this offering.

If we propose to file certain types of registration statements under the Securities Act with respect to an offering of equity securities (including for sale by us or at the request of the Apollo Stockholder or the Vistria Stockholder), we will be required to use our reasonable best efforts to offer the parties to the Registration Rights Agreement the opportunity to register the sale of all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as “piggyback rights”).

All expenses of registration under the Registration Rights Agreement, including the legal fees of counsel chosen by stockholders participating in a registration, will be paid by us.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions including blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter or underwriters. The

Registration Rights Agreement also contains customary indemnification and contribution provisions. The Registration Rights Agreement is governed by Delaware law.

Any sales in the public market of any common stock registrable pursuant to the Registration Rights Agreement could adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price” and “Shares Eligible for Future Sale.”

Other Agreements

In the normal course of business, we had the following transactions with Apollo’s affiliated funds’ portfolio companies:

•	We paid approximately $4.8 million, $3.4 million and $2.7 million in fiscal years 2025, 2024 and 2023, respectively, to Rackspace Technology, Inc. for technology services.

•

We paid approximately $0.3 million, $0.2 million and $0.3 million in fiscal years 2025, 2024 and 2023, respectively, to Cengage Learning Holdings II, Inc. for materials the University used in providing educational services.

•	We paid approximately $0.1 million and $0.7 million in fiscal years 2024 and 2023, respectively, to Yahoo, Inc. for advertising services.

As of August 31, 2024, Talent Mobility, LLC, a wholly owned subsidiary of AEG, had a minority ownership interest in Empath, Inc. (“Empath”). Empath provides clients with a company-wide skills inventory for its employees through machine learning-based skills inference. During fiscal year 2024, we loaned $0.6 million to Empath, which is included in accounts receivable, net on our consolidated balance sheets as of August 31, 2024. Subsequent to fiscal year 2024, AEG acquired a controlling interest in Empath pursuant to an Agreement and Plan of Merger, by merging Talent Mobility, LLC with Empath, with Empath surviving as a subsidiary of AEG. AEG paid $2 million, net of cash acquired, to Empath to facilitate this merger. Upon consummation of the merger, Empath was renamed Talent Mobility, Inc.

Indemnification Agreements

We will enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided in our certificate of incorporation and bylaws. We believe that these provisions and agreements are necessary to attract qualified officers and directors. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of      , 2025, after giving effect to the Reorganization Transactions, by:

•	each person, or group of affiliated persons, who we know to beneficially own more than 5% of either class of our common stock;

•	each of our named executive officers for our fiscal year ended August 31, 2025;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities, which includes the power to dispose of or to direct the disposition of the securities or have the right to acquire such powers within 60 days. Securities subject to stock option grants or other awards that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding such securities, but are not deemed outstanding for calculating the percentage ownership of any other person.

Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is 4035 S. Riverpoint Parkway, Phoenix, Arizona 85040. The beneficial ownership percentages provided in the table below are based on    shares of our common stock, par value $0.01 per share, outstanding as of      , 2025, after giving effect to the Reorganization Transactions.

	Shares of Common Stock Beneficially Owned Before the Offering		Shares of Common Stock Being Offered assuming underwriters’ option is not exercised	Shares of Common Stock Being Offered assuming underwriters’ option is exercised in full	Shares of Common Stock Beneficially Owned After the Offering assuming underwriters’ option is not exercised		Shares of Common Stock Beneficially Owned After the Offering assuming underwriters’ option is exercised in full
	Number	Percent			Number	Percent	Number	Percent
5% Stockholders and Other Selling Stockholders
AP VIII Socrates Holdings, L.P.(1)
TVG-I-E-AEG Holdings, LP(2)
Named Executive Officers and Directors
Christopher Lynne
Blair Westblom
Srini Medi
Andrew Bird
Peter Cohen
Jeff Denham
Theodore Kwon
Martin H. Nesbitt
Adnan A. Nisar
John Sizer
Itai Wallach
Johannes Worsoe
All directors and executive officers as a group (12 persons)

*	Less than 1%.

(1)

AP VIII Socrates Holdings, L.P. (the “Apollo Stockholder”) is the record holder of the shares of our common stock reported above. AP VIII Socrates Holdings GP, LLC (“Socrates GP”) is the general partner of the Apollo Stockholder. Apollo Advisors VIII, L.P. (“Advisors VIII”) is the general partner of the members of Socrates GP. Apollo Capital Management VIII, LLC (“Capital Management VIII”) is the general partner of Advisors VIII, and APH Holdings, L.P. (“APH Holdings”) is the sole member and manager of Capital Management VIII. Apollo Principal Holdings A GP, Ltd. (“Principal A GP”) is the general partner of APH Holdings. Marc Rowan, James Zelter and Scott Kleinman are the directors of Principal A GP, and as such may be deemed to have voting and dispositive control of the shares of our common stock held by the Apollo Stockholder. Each of Socrates GP, Advisors VIII, Capital Management VIII, APH Holdings, Principal A GP, and Messrs. Rowan, Zelter and Kleinman disclaims beneficial ownership of any shares held of record by the Apollo Stockholder, in each case except to the extent of any pecuniary interest therein. The address of each of the Apollo Stockholder, Socrates GP, Advisors VIII, Capital Management VIII, APH Holdings, Principal A GP, and Messrs. Rowan, Zelter and Kleinman is 9 West 57th Street, 42nd Floor, New York, New York 10019.

(2)

TVG-I-E-AEG Holdings, LP (the “Vistria Stockholder”) is the record holder of the shares of our common stock reported above. Vistria-AEG GP, LLC (“Vistria GP”) is the general partner of the Vistria Stockholder and Adnan A. Nisar is the sole manager of Vistria GP. The Vistria Group, LP (“Vistria LP”) is the sole member of Vistria GP. The Vistria Group, LLC is the general partner of Vistria LP and Harreld N. Kirkpatrick III and Martin H. Nesbitt are the sole members of The Vistria Group, LLC. Messrs. Kirkpatrick, Nesbitt and Nisar each may be deemed to have voting and dispositive control of the shares of our common stock held by the Vistria Stockholder. Each of Vistria GP, Mr. Nisar, Vistria LP, The Vistria Group, LLC, and Messrs. Kirkpatrick and Nesbitt disclaim beneficial ownership of any shares held of record by the Vistria Stockholder except to the extent of any pecuniary interest therein. The address of each of the Vistria Stockholder, Vistria GP, Vistria LP, The Vistria Group, LLC, and Messrs. Kirkpatrick, Nesbitt and Nisar is 300 East Randolph Street, Suite 3850, Chicago, IL 60601.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our certificate of incorporation and bylaws, each of which will become effective prior to the consummation of this offering, and of specific provisions of Delaware law. The following description also assumes the completion of the Reorganization Transactions unless the context requires otherwise. The following description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, our bylaws and the Delaware General Corporation Law, or the DGCL.

General

Upon the closing of this offering and the filing of our certificate of incorporation that will become effective prior to the closing of this offering, our capital stock will consist of    authorized shares, of which    shares, par value $0.01 per share, will be designated as “common stock” and    shares, par value $0.01 per share, will be designated as “preferred stock.” After giving effect to the Reorganization Transactions, immediately prior to this offering there were    shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders generally.

Dividend Rights. Subject to any preferential rights of any then outstanding preferred stock, all shares of our common stock are entitled to receive dividends as our board of directors may from time to time declare from legally available sources.

Liquidation Rights. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment in full of our debts and other liabilities and subject to the rights of holders of any outstanding preferred stock, all shares of our common stock are entitled to share ratably in the assets available for distribution to stockholders.

Other Matters. Holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may designate and issue in the future.

Preferred Stock

Pursuant to our certificate of incorporation, shares of preferred stock are issuable from time to time, in one or more series, with the designations, voting rights (full, limited or no voting rights), powers, preferences, participating, optional or other special rights (if any), and any qualifications, limitations or restrictions thereof, of each series as our board of directors from time to time may adopt by resolution (and without further stockholder approval). Each series of preferred stock will consist of an authorized number of shares as will be stated and expressed in the certificate of designations providing for the creation of the series.

Composition of Board of Directors; Election and Removal of Directors

In accordance with our certificate of incorporation and our bylaws, the number of directors comprising our board of directors is determined from time to time by our board of directors; provided that the number of directors shall not be less than three and shall not exceed 15. Our certificate of incorporation will provide for a board of directors divided into three classes (each as nearly as equal as possible and with directors in each class serving staggered three-year terms), initially consisting of three directors in Class I, three directors in Class II and four directors in Class III. See “Description of Capital Stock—Certain Corporate Anti-takeover Provisions—Classified Board of Directors.”

Under our Stockholders Agreement, Apollo and its affiliates have the right, but not the obligation, at any time until Apollo and its affiliates, including the Apollo Stockholder, no longer beneficially own at least 5% of our issued and outstanding common stock, to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial ownership of our outstanding common stock (rounded up to the nearest whole number), except that if Apollo and its affiliates, including the Apollo Stockholder, beneficially own more than 50% of the voting power of our outstanding common stock, the Apollo Stockholder will have the right to nominate a majority of the directors. We refer to the directors nominated by Apollo and its affiliates based on such percentage ownership as the “Apollo Board Nominees.” Under the Stockholders Agreement, the Vistria Stockholder has the right, but not the obligation, at any time until the Vistria Stockholder and its affiliates no longer beneficially own at least 5% of our issued and outstanding common stock, to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial ownership of our outstanding common stock (rounded up to the nearest whole number). We refer to the directors nominated by Vistria based on such percentage ownership as the “Vistria Board Nominees.” See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Each director is to hold office for a three year term and until the annual meeting of stockholders for the election of the class of directors to which such director has been elected and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any vacancy on our board of directors (other than in respect of an Apollo Board Nominee or a Vistria Board Nominee) will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Any vacancy on our board of directors in respect of an Apollo Board Nominee will be filled only by individuals designated by Apollo and its affiliates, including the Apollo Stockholder, for so long as Apollo and its affiliates, including the Apollo Stockholder, beneficially own at least 5% of our issued and outstanding common stock. Any vacancy on our board of directors in respect of a Vistria Board Nominee will be filled only by individuals designated by the Vistria Stockholder and its affiliates, for so long as they beneficially own at least 5% of our issued and outstanding common stock. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

At any meeting of our board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes, but in no event shall less than one-third of the total number of directors (including any vacancies or newly created directorships) constitute a quorum; provided that for so long as Apollo and its affiliates, including the Apollo Stockholder, beneficially own at least 5% of the voting power of our outstanding common stock and at least one board member is an Apollo Board Nominee, a quorum shall include at least one Apollo Board Nominee.

Certain Corporate Anti-takeover Provisions

Certain provisions in our certificate of incorporation, bylaws and the Stockholders Agreement summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to applicable NYSE rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and team member benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Preferred Stock

Our certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, the powers, preference, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of the shares of such series.

Classified Board of Directors

Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors in each class serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, as described above in “—Composition of Board of Directors; Election and Removal of Directors.”

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon; provided, however, that from and after the time Apollo and its affiliates, including the Apollo Stockholder, cease to beneficially own, in the aggregate, at least 50.1% of the voting power of our outstanding common stock, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. For so long as at least 5% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Stockholder, any vacancy on our board of directors in respect of an Apollo Board Nominee will only be filled by individuals designated by Apollo and its affiliates, including the Apollo Stockholder. For so long as at least 5% of the voting power of our outstanding common stock is beneficially owned by the Vistria Stockholder and its affiliates, any vacancy on our board of directors in respect of a Vistria Board Nominee will only be filled by individuals designated by the Vistria Stockholder and its affiliates. Any other vacancy on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, as described above in “—Composition of Board of Directors; Election and Removal of Directors.”

No Cumulative Voting

Under our certificate of incorporation, stockholders do not have the right to cumulative votes in the election of directors.

Special Meetings of Stockholders

Our certificate of incorporation provides that if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Stockholder, special meetings of the stockholders may be called only by the chairman of the board of directors or by the secretary at the direction of a majority of the directors then in office. For so long as at least 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Stockholder, special meetings may also be called by the secretary at the written request of the holders of a majority of the voting power of the then outstanding common stock. The business transacted at any special meeting will be limited to the purpose or purposes stated in the notice of the meeting.

Stockholder Action by Written Consent

Subject to the rights of the holders of one or more series of our preferred stock then outstanding, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of our stockholders; provided, that prior to the time at which Apollo and its affiliates, including the Apollo Stockholder, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by or on behalf of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered in accordance with applicable Delaware law.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders who are seeking to bring business before an annual meeting of stockholders and stockholders (other than Apollo and its affiliates, including the Apollo Stockholder, and Vistria) who are seeking to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not earlier than the close of business on the 120th day and not later than the close of business of the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the 90th day prior to such meeting or, if the first public announcement of the date of such meeting is less than 100 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made. Our bylaws specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

All of the foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, our certificate of incorporation, which will become effective prior to the consummation of this offering, will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions shall not apply to any business combination between Apollo and any affiliate thereof, including the Apollo Stockholder, Vistria and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other. In addition, such restrictions will not apply if:

•

a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that it ceases to be an interested stockholder and (ii) within the three-year period immediately prior to the business combination between the Company and such stockholder, would not have been an interested stockholder but for the inadvertent acquisition of ownership; or

•

the business combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under the certificate of incorporation of, a proposed transaction that (i) constitutes one of the transactions described in the proviso of this sentence, (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of our board of directors and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors; provided that the proposed transactions are limited to (x) a merger or consolidation of the Company (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Company is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any wholly owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Company or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Company; provided further that the Company will give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) above.

Additionally, we would be able to enter into a business combination with an interested stockholder if:

•

before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our certificate of incorporation, an “interested stockholder” generally does not include Apollo and any affiliate thereof, Vistria and any affiliate thereof or their direct and indirect transferees.

This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amendment of Our Certificate of Incorporation

Under Delaware law, our certificate of incorporation may be amended only with the affirmative vote of holders of at least a majority of the outstanding stock entitled to vote thereon.

Notwithstanding the foregoing, our certificate of incorporation provides that, from and after the time Apollo and its affiliates, including the Apollo Stockholder, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, in addition to any vote required by applicable law, our certificate of incorporation or bylaws, the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of our capital stock entitled to vote thereon, voting together as a single class, is required to alter, amend or repeal the following provisions of our certificate of incorporation:

•

the provision authorizing the board of directors to designate one or more series of preferred stock and, by resolution, to provide the rights, powers and preferences, and the qualifications, limitations and restrictions thereof, of any series of preferred stock;

•

the provisions providing for a classified board of directors and the number of the directors, establishing the term of office of directors, setting forth the quorum of any meeting of the board of directors, relating to the removal of directors, specifying the manner in which vacancies on the board of directors and newly created directorships may be filled and relating to any voting rights of preferred stock;

•	the provisions authorizing our board of directors to make, alter, amend or repeal our bylaws;

•	the provisions regarding the calling of special meetings and stockholder action by written consent in lieu of a meeting;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provisions providing for indemnification and advance of expenses of our directors and officers;

•	the provisions regarding competition and corporate opportunities;

•

the provision specifying that, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will be the sole and exclusive forum for intra-corporate disputes and the federal district courts of the United States will be the exclusive forum for causes of actions arising under the Securities Act;

•	the provisions regarding entering into business combinations with interested stockholders;

•

the provision requiring that, from and after the time Apollo and its affiliates, including the Apollo Stockholder, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, amendments to specified provisions of our certificate of incorporation require the affirmative vote of 66 2/3% in voting power of our outstanding stock, voting as a single class; and

•

the provision requiring that, from and after the time Apollo and its affiliates, including the Apollo Stockholder, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, amendments by the stockholders to our bylaws require the affirmative vote of 66 2/3% in voting power of our outstanding stock, voting as a single class.

Amendment of Our Bylaws

Our bylaws provide that they can be amended by the vote of the holders of shares constituting a majority of the voting power or by the vote of a majority of the board of directors. However, our certificate of incorporation provides that, from and after the time Apollo and its affiliates, including the Apollo Stockholder, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, in addition to any vote required under our certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting as a single class, is required for the stockholders to alter, amend or repeal any provision of our bylaws or to adopt any provision inconsistent therewith.

Certain Matters that Require Consent of Our Stockholders

The Stockholders Agreement provides that until Apollo and its affiliates, including the Apollo Stockholder, no longer beneficially own at least 33% of our issued and outstanding common stock, we will not take certain significant actions specified therein without the prior consent of Apollo and its affiliates, including, but not limited to:

•

other than in the ordinary course of business with vendors, customers and suppliers, acquisition of equity interests or assets of any other entity, or any business, properties, assets or entities, exceeding $50 million in any single transaction or $100 million in the aggregate in any series of transactions during a calendar year;

•

other than in the ordinary course of business with vendors, customers and suppliers, disposition of any of our or our subsidiaries’ assets or equity interests, exceeding $50 million in any single transaction or $100 million in the aggregate in any series of transactions during a calendar year; and

•

entering into or agree to undertaking any transaction that would constitute a “change of control” as defined in the Stockholders Agreement (other than transactions among us and our wholly owned subsidiaries). See “Certain Relationships and Related Party Transactions – Stockholders Agreement.”

The provisions of the DGCL, our certificate of incorporation, our bylaws and our Stockholders Agreement could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunity

Under Delaware law, officers and directors generally have an obligation to present to the corporation they serve business opportunities which the corporation is financially able to undertake and which falls within the corporation’s business line and are of practical advantage to the corporation, or in which the corporation has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the corporation has an actual or expectant interest, the officer is generally not obligated to present it to the corporation. Certain of our officers and directors may serve as officers, directors or fiduciaries of other entities and, therefore, may have legal obligations relating to presenting available business opportunities to us and to other entities. Potential conflicts of interest may arise when our officers and directors learn of business opportunities (e.g., the opportunity to acquire an asset or portfolio of assets, to make a specific investment, to effect a sale transaction, etc.) that would be of material advantage to us and to one or more other entities of which they serve as officers, directors or other fiduciaries.

Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent or other representative of Apollo or Vistria or their respective affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo or Vistria or their respective affiliates and representatives, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that such individual has directed to Apollo or Vistria or their respective affiliates and representatives, as applicable. As of the date of this prospectus, this provision of our certificate of incorporation relates only to the directors nominated by the Apollo Stockholder or Vistria.

Exclusive Forum Selection

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, then another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws; or

•	any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine,

in each such case subject to the Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants.

Notwithstanding the foregoing, the provisions of the foregoing paragraph will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal district courts of the United States have exclusive jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or the rules and regulations thereunder. Our certificate of incorporation further provides that the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the foregoing forum selection provisions. However, the enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether other courts would enforce the exclusive forum provisions in our certificate of incorporation. Additionally, our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the forum selection clause in our certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the liability of our directors and officers to the maximum extent permitted by the DGCL. The DGCL provides that directors and officers will not be personally liable for monetary damages for breach of their fiduciary duties as directors or officers, except liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	for a director under Section 174 of the DGCL (governing distributions to stockholders);

•	for any transaction from which the director or officer derived an improper personal benefit; or

•	for an officer in any action by or in the right of the corporation.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors and officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our certificate of incorporation will not adversely affect any right or protection of a director or officer existing at the time of such modification or repeal.

Our certificate of incorporation provides that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor the repeal of these indemnification provisions, nor any provision of our certificate of incorporation that is inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

The limitation of liability and indemnification provisions that will be included in our certificate of incorporation and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers, or employees for which indemnification is sought. We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Listing

We have applied to list our shares of common stock on the NYSE under the symbol “PXED.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.”

Sales of Restricted Shares

Upon the completion of this offering, we will have outstanding an aggregate of    shares of common stock, excluding up to    shares of common stock that we may be required to issue in respect of the University’s outstanding RSUs and stock options. Of these shares, all of the    shares of common stock to be sold in this offering (or    shares assuming the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately    shares of our common stock will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period, subject to the holding period, volume and other restrictions of Rule 144.    is entitled to waive these lock-up provisions in its discretion prior to the expiration date of such lock-up agreements.

Lock-up Agreements

We, the selling stockholders, all of our directors and executive officers and certain of our other existing stockholders, who collectively beneficially own substantially all of our common stock, have agreed not to sell any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions.     and      , in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements, subject to applicable notice requirements. In addition, in connection with the closing of this offering, we expect to enter into award agreements with our Section 16 officers that will subject them to a substantially similar lock-up agreement for the first 12 months following this offering. This will be in addition to the lock-up agreement such Section 16 officers enter into with the underwriters of this offering. Please see “Underwriting (Conflicts of Interest)” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. Such a non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell, within any three-month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of our common stock or (ii) the average weekly trading volume of our common stock reported by the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period requirement, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Options

Upon the completion of this offering, the University will have options to purchase an aggregate of    shares of the University’s common stock outstanding, of which options to purchase    shares of the University’s common stock will have met the time-based requirements of the applicable vesting schedule. Upon a holder’s exercise of one University stock option, the University would be required to issue to the holder one share of the University’s common stock. However, the Company has the right to deliver    shares of our common stock in lieu of one share of the University’s common stock or otherwise pay cash in lieu of delivering a share of the University’s common stock. During the period the University’s options are outstanding, we will reserve from our authorized and unissued common stock a sufficient number of shares to provide for the issuance of shares of common stock upon the exercise of the University’s outstanding stock options.

Restricted Stock Units

Upon the completion of this offering, there will be     shares of our common stock issuable upon the vesting of     of the University’s outstanding RSUs. During the period the RSUs are outstanding, we will reserve from our authorized and unissued common stock a sufficient number of shares to provide for the issuance of shares of common stock underlying the University’s RSUs.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register our common stock issuable under the Omnibus Incentive Plan, the ESPP and the University Equity Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

Following this offering and subject to the lock-up agreements, certain of our stockholders will be entitled to certain rights with respect to the registration of the sale of their shares of common stock under the Securities Act. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” After such registration, these shares of common stock will become freely tradable without restriction under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined herein) with respect to the acquisition, ownership and disposition of our common stock issued pursuant to this offering. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and existing and proposed Treasury regulations promulgated under the Code, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS or a court will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion only addresses Non-U.S. Holders that hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, partnerships and other pass-through entities, financial institutions, regulated investment companies, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services, Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, former citizens or former long-term residents of the United States, Non-U.S. Holders that hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction, Non-U.S. Holders subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, and Non-U.S. Holders that are foreign governments and other entities eligible for the benefits of Section 892 of the Code). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible application of these taxes.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our common stock are urged to consult their own tax advisors.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE AND LOCAL, AND APPLICABLE NON-U.S. TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain and will be treated as described below under “—Sale, Exchange or Other Taxable Disposition of Common Stock.” However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold at the applicable rate on the entire distribution, in which case you may be entitled to a refund from the IRS for the withholding tax on the portion, if any, of the distribution that exceeded our current and accumulated earnings and profits.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) certifying your entitlement to benefits under such treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty but do not provide the documentation described in the preceding sentence, you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is U.S. trade or business income (as defined below), in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below;

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources, provided you have timely filed your U.S. federal income tax return with respect to such losses; or

•

we are or have been a “United States real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for such common stock, in which case, subject to the exception set forth in the third sentence of the next paragraph, such gain will be subject to U.S. federal income tax as described in “—U.S. Trade or Business Income” below.

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes. In the event that we are determined to be a USRPHC, your gain on the sale, exchange or other taxable disposition of our common stock will, nonetheless, not be subject to tax as U.S. trade or business income if your holdings (direct and indirect, taking into account certain constructive ownership rules) at all times during the applicable period described in the third bullet point above constituted 5% or less of our common stock, provided that our common stock was “regularly traded” (as defined by applicable Treasury regulations) on an established securities market during such period.

U.S. Trade or Business Income

For purposes of this discussion, your dividend income with respect to our common stock and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” (A) if such dividend income or gain is effectively connected with your conduct of a trade or business within the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States, or (B) with respect to gain, if we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of our common stock and your holding period for our common stock (subject to the 5% ownership exception set forth above in the last sentence of the second paragraph of “—Sale, Exchange or Other Taxable Disposition of Common Stock”). Generally, a Non-U.S. Holder’s U.S. trade or business income is not subject to U.S. federal withholding tax (provided that the Non-U.S. Holder complies with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, such income is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a United States person). If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you certify your non-U.S. status by providing a properly executed IRS Form W-8BEN, Form W-8BEN-E or Form W-8ECI (or, in each case, a successor form) or otherwise establish an exemption and the applicable withholding agent does not have actual knowledge or reason to know that you are a United States person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from a Non-U.S. Holder’s sale, exchange or other taxable disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and, depending on the circumstances, backup withholding unless you certify as to your non-U.S. status under penalties of perjury by providing the certification described above to the broker or otherwise establish an exemption, and the broker does not have actual knowledge or reason to know that you are a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from a Non-U.S. Holder’s sale, exchange or other taxable disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from a Non-U.S. Holder’s sale, exchange or other taxable disposition of our common stock to or through a non-U.S. office of a broker that is either a United States person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but generally not backup withholding) unless the broker has documentary evidence in its files, such as the certifications described above, that the Non-U.S. Holder is not a United States person and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to Sections 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), “foreign financial institutions” (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and “non-financial foreign entities” (each as defined in the Code) that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on certain types of U.S.-source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a foreign financial institution or non-financial foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax. For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (such as U.S.-source dividends) and, subject to the proposed Treasury regulations discussed below, gross proceeds from the disposition of any equity instruments of U.S. issuers (such as our common stock). The U.S. Department of the Treasury has proposed regulations, the preamble to which state that they can generally be relied upon until final regulations are issued, that exempt from FATCA withholding gross proceeds from the dispositions of stock. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Withholding under FATCA currently applies to dividends paid in respect of our common stock. To prevent withholding on dividends, you may be required to provide the Company (or its withholding agents) with applicable tax forms or other information. You are urged to consult with your own tax advisors regarding the effect, if any, of FATCA to you based on your particular circumstances.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom    are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
BMO Capital Markets Corp.
Jefferies LLC
Apollo Global Securities, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $   per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to      additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional      shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $  . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $  .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the NYSE under the trading symbol “PXED.”

We, the selling stockholders, all of our directors and executive officers and certain of our other existing stockholders, who collectively beneficially own substantially all of our common stock, have agreed that, without the prior written consent of      and      on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer for sale, sell, pledge, lend or otherwise dispose of (or enter into any transaction or device that is designed to, or could be reasonably expected to, result in the disposition by any person of) any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock;

•

enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our common stock, whether any such transaction described in this clause or the foregoing clause is to be settled by delivery of common stock or other securities, in cash or otherwise;

•

publicly file or confidentially submit or cause to be publicly filed or confidentially submitted any registration statement, including any amendment thereto, with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (provided that we may make confidential or non-public submissions to the SEC of a registration statement if and only if (i) no public announcement of such confidential or non-public submission is made during the restricted period, (ii) if any demand was made for, or any right exercised with respect to, such registration of shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock, no public announcement of such demand or exercise of rights is made during the restricted period, (iii) we provide written notice to     at least two business days prior to such confidential or non-public submission and (iv) no such confidential or non-public submission shall become a publicly filed registration statement during the restricted period); or

•	publicly disclose the intention to do any of the foregoing.

The lock-up agreement applicable to the Company is subject to certain specified exceptions, including: (i) shares of common stock to be issued in the Reorganization Transactions or sold in this offering; (ii) any issuance of common stock, options to purchase shares of common stock, restricted stock, restricted stock units and any other equity incentive compensation issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans described herein, common stock issued upon exercise of currently outstanding options, warrants or rights, whether or not issued under one of those plans, and common stock issued upon the exercise of options or the settlement of restricted stock units granted under such plans or under equity plans or similar plans of companies acquired by the Company in effect on the date of acquisition; (iii) any issuances of common stock upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date hereof, including common stock issued upon the exercise of any warrants and any transfers of common stock to the Company upon a “net” or “cashless” exercise of any warrants; and (iv) issuances by the Company of common stock or securities convertible into shares of common stock in connection with an acquisition or business combination, provided that the aggregate number of shares of common stock issued pursuant to this clause (iv) during the restricted period shall not exceed 5% of the total number of shares of common stock issued and outstanding on the closing date of this offering, and provided further that, in the case of any issuance pursuant to this clause (iv), the transferee or distributee agrees in writing to be bound by the lock-up restrictions for the remainder of the restricted period.

The lock-up agreements applicable to the selling stockholders, all of our directors and executive officers and certain of our other existing stockholders are subject to specified exceptions, including: (i) bona fide gifts or charitable contributions; (ii) transfers to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party; (iii) transfers by trust, will or intestacy; (iv) transfers to a partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all the outstanding equity securities or similar interests; (v) transfers by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; (vi) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering or transfers to the underwriters of this offering; (vii) (A) the exercise of stock options solely with cash granted pursuant to equity incentive plans described herein, and the receipt by the lock-up party from the Company of shares of common stock upon such exercise; (B) transfers to the Company upon the “net” or “cashless” exercise of stock options or other equity awards granted pursuant to our equity incentive plans described herein; (C) transfers for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to any award of equity-based compensation granted pursuant to our equity incentive plans described herein; or (D) forfeitures to the Company to satisfy tax withholding requirements of the lock-up party or the Company upon the vesting, during the restricted period, of equity based awards granted under equity incentive plans or pursuant to other stock purchase arrangements, in each case described herein; (viii) transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock and involving a change of control of the Company; (ix) transfers to the Company in connection with the repurchase by the Company of shares of common stock or other securities pursuant to a repurchase right arising upon the termination of a lock-up party’s employment with the Company; (x) the establishment of a trading plan pursuant to Rule 10b5-1 of the Exchange Act; (xi) if the lock-up party is a corporation, partnership, limited liability company or other business entity, (A) distributions to stockholders, partners, limited liability company members or holders of similar interests or (B) transfers to affiliates (as defined in Rule 405 of the Securities Act); (xii) solely in the case of the selling stockholders, transfers pursuant to a bona fide loan or pledge and/or as a grant or maintenance of a bona fide lien, security interest, pledge or other similar encumbrance in connection with a loan to the lock-up party and/or its affiliates, and any foreclosure in respect thereof, subject to certain restrictions; (xiii) transfers to the lock-up party’s employer or any affiliate of the lock-up party’s employer as compensation in his or her capacity as a member of the Company’s board of directors, (xiv) the sale of the lock-up party’s shares pursuant to this offering and (xv) shares of common stock to be issued in the Reorganization Transactions; provided that, in the case of any transfer or distribution pursuant to (i) through (v), (vii), (xi) and (xiii), the transferee or distributee agrees in writing to be bound by the lock-up restrictions.

    and      , in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time, subject to applicable notice requirements.

In addition, in connection with the closing of this offering, we expect to enter into award agreements with our Section 16 officers that will subject them to a substantially similar lock-up agreement for the first 12 months following this offering. This will be in addition to the lock-up agreement such Section 16 officers enter into with the underwriters of this offering.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. For instance, affiliates of certain of the underwriters are acting as Revolving Facility Banks in connection with the Revolving Facility. See “Prospectus Summary—Recent Developments—Revolving Credit Facility” for additional information.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between the selling shareholders and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Conflicts of Interest

Affiliates of Apollo beneficially own in excess of 10% of our issued and outstanding common stock. Because Apollo Global Securities, LLC, an affiliate of Apollo, is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, Apollo Global Securities, LLC is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Apollo Global Securities, LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Selling Restrictions

Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each member state of the European Economic Area (each, a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time:

(a)	to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters, their affiliates and us that:

•	it is a “qualified investor” within the meaning of the Prospectus Regulation; and

•

in the case of any shares acquired by it as a financial intermediary (as that term is used in Article 5 of the Prospectus Regulation), (i) the shares of common stock acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than qualified investors (as that term is defined in the Prospectus Regulation), or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representatives has been given to the offer or resale; or (ii) where the shares of common stock have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters, their affiliates and others will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the foregoing, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in this offering. Neither we nor the underwriters have authorized, nor do we authorize, the making of any offer of the shares of common stock through any financial intermediary, other than offers made by the underwriters which constitute the final placement of the shares of common stock contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

This prospectus and any other material in relation to the shares of common stock described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “FPO”); (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the United Kingdom (the “UK”); or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The shares of common stock are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares of common stock will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this Prospectus or any of its contents.

No shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the UK at any time:

(a)	to any legal entity which is a “qualified investor” as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares of common stock shall require us and/or any underwriter or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters, their affiliates and us that:

•	it is a “qualified investor” within the meaning of the UK Prospectus Regulation and meets the criteria outlined in this section; and

•

in the case of any shares acquired by it as a financial intermediary (as that term is used in Article 5 of the UK Prospectus Regulation), (i) the shares of common stock acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in the UK other than qualified investors (as that term is defined in the UK Prospectus Regulation), or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the UK Prospectus Regulation and the prior consent of the representatives has been given to the offer or resale; or (ii) where the shares of common stock have been acquired by it on behalf of persons in the UK other than qualified investors, the offer of those shares to it is not treated under the UK Prospectus Regulation as having been made to such persons.

We, the underwriters, their affiliates and others will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the foregoing, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in this offering. Neither we nor the underwriters have authorized, nor do we authorize, the making of any offer of the shares of common stock through any financial intermediary, other than offers made by the underwriters which constitute the final placement of the shares of common stock contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”), or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”); (ii) to “professional investors” as defined in the SFO and any rules made thereunder; or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the CO, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the SFO and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares of common stock under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of common stock.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”), or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Brazil

The offer and sale of our common stock have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution no 160, dated July 13, 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. Our common stock may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of our common stock on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements of AP VIII Queso Holdings, L.P. as of August 31, 2024 and 2023, and for each of the two years in the period ended August 31, 2024, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to such exhibit.

After we have completed this offering, we will be subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

We maintain a website at www.phoenix.edu. We intend to make the information filed with or furnished to the SEC available free of charge on our website after the completion of this offering. You can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Apollo Education Group, Inc. and the limited partners and the general partner of AP VIII Queso Holdings, L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AP VIII Queso Holdings, L.P. and subsidiaries (the “Company”) as of August 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, equity, and cash flows, for each of the two years in the period ended August 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended August 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona

January 29, 2025

We have served as the Company’s auditor since 2004.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of August 31,
(In thousands)	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$297,339	$240,660
Restricted cash and cash equivalents	58,831	54,969
Marketable securities	16,336	10,556
Accounts receivable, net	51,245	45,875
Prepaid income taxes	871	20,782
Other current assets	16,844	29,047

Total current assets	441,466	401,889
Marketable securities	10,438	11,135
Property and equipment, net	36,262	33,888
Intangible assets, net	82,725	82,805
Operating lease right-of-use assets	49,073	56,856
Deferred income taxes, net	46,503	67,334
Other assets	28,783	28,354

Total assets	$695,250	$682,261

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$33,476	$23,291
Accrued compensation and benefits	33,939	29,247
Student deposits	83,823	109,494
Deferred revenue	45,089	50,960
Current operating lease liabilities	9,367	12,603
Other current liabilities	44,814	46,954

Total current liabilities	250,508	272,549
Long-term operating lease liabilities	74,848	85,707
Other long-term liabilities	20,964	20,635

Total liabilities	346,320	378,891

Commitments and contingencies (Note 10 and Note 11)
Equity:
General partner	—	—
Limited partners (1,028 units outstanding as of August 31, 2024 and 2023)	327,259	284,088
Accumulated other comprehensive income (loss)	45	(234)

Total Queso equity	327,304	283,854
Noncontrolling interests	21,626	19,516

Total equity	348,930	303,370

Total liabilities and equity	$695,250	$682,261

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended August 31,
(In thousands, except per unit data)	2024	2023
Net revenue	$950,015	$835,245
Costs and expenses:
Instructional and support costs	403,923	379,259
General and administrative	343,993	328,784
Restructuring charges, acquisition expense and other	50,113	40,744
Litigation charges	—	4,789

Total costs and expenses	798,029	753,576

Operating income	151,986	81,669
Interest income	16,690	8,529
Interest expense	(960)	(1,769)
Other loss, net	(475)	(791)

Income before income taxes	167,241	87,638
Provision for income taxes	52,093	21,706

Net income	115,148	65,932
Net income attributable to noncontrolling interests	(2,018)	(1,002)

Net income attributable to Queso	$113,130	$64,930

Earnings per unit:
Basic income per unit attributable to Queso	$110.05	$63.16
Diluted income per unit attributable to Queso	$104.95	$60.90
Basic and diluted weighted average units outstanding	1,028	1,028

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended August 31,
($ in thousands)	2024	2023
Net income	$115,148	$65,932
Other comprehensive income (net of tax)(1):
Change in fair value of available-for-sale securities	279	208

Comprehensive income	115,427	66,140
Comprehensive income attributable to noncontrolling interests	(2,018)	(1,002)

Comprehensive income attributable to Queso	$113,409	$65,138

(1)	The tax effect during fiscal years 2024 and 2023 was not material.

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	General Partner	Limited Partners		Accumulated Other Comprehensive Income (Loss)	Total Queso Equity	Noncontrolling Interests	Total Equity
(In thousands)	Equity	Units	Equity
Balance as of August 31, 2022	$—	1,028	$227,486	$(442)	$227,044	$14,475	$241,519
Impact of adopting new accounting standard for leases	—	—	(8,328)	—	(8,328)	—	(8,328)
Change in fair value of available-for-sale securities, net of tax	—	—	—	208	208	—	208
Share-based compensation in subsidiary equity	—	—	—	—	—	5,558	5,558
Capital distributions to noncontrolling interests	—	—	—	—	—	(1,519)	(1,519)
Net income	—	—	64,930	—	64,930	1,002	65,932

Balance as of August 31, 2023	$—	1,028	$284,088	$(234)	$283,854	$19,516	$303,370
Change in fair value of available-for-sale securities, net of tax	—	—	—	279	279	—	279
Share-based compensation in subsidiary equity	—	—	—	—	—	5,775	5,775
Capital contributions	—	—	—	—	—	98	98
Capital distributions to noncontrolling interests	—	—	—	—	—	(5,781)	(5,781)
Capital distributions to limited partners ($68.05 per unit)	—	—	(69,959)	—	(69,959)	—	(69,959)
Net income	—	—	113,130	—	113,130	2,018	115,148

Balance as of August 31, 2024	$—	1,028	$327,259	$45	$327,304	$21,626	$348,930

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended August 31,
($ in thousands)	2024	2023
Operating activities:
Net income	$115,148	$65,932
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	5,775	5,558
Depreciation and amortization	21,056	23,906
Non-cash lease expense	7,783	14,809
Loss (gain) on interest rate swaptions	12,727	(3,725)
Impairment charges and asset disposal losses	212	11,507
Provision for credit losses on accounts receivable	40,532	32,104
Deferred income taxes	20,737	17,875
Changes in assets and liabilities:
Accounts receivable	(45,902)	(36,394)
Prepaid income taxes	19,911	(2,262)
Other assets	(1,104)	(35,508)
Accounts payable	10,185	17,329
Accrued compensation and benefits	4,692	3,961
Student deposits	(25,671)	6,955
Deferred revenue	(5,871)	10,296
Operating lease liabilities	(14,095)	(28,112)
Other liabilities	(2,879)	1,451

Net cash provided by operating activities	163,236	105,682
Investing activities:
Purchases of property and equipment	(22,589)	(15,717)
Purchases of marketable securities	(15,316)	(13,628)
Maturities of marketable securities	10,756	16,047
Other investing activities	(353)	(3,636)

Net cash used in investing activities	(27,502)	(16,934)
Financing activities:
Payments on borrowings	—	(5,000)
Capital contributions	98	—
Capital distributions to noncontrolling interests	(5,332)	(1,519)
Capital distributions to limited partners	(69,959)	—

Net cash used in financing activities	(75,193)	(6,519)

Net change in cash and restricted cash	60,541	82,229
Cash and restricted cash, beginning	295,629	213,400

Cash and restricted cash, end	$356,170	$295,629

Supplemental disclosure information:
Income tax payments, net	$11,445	$7,074

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Significant Accounting Policies

Description of Business

AP VIII Queso Holdings, L.P. (“Queso”, and together with its subsidiaries, the “Company”, “we”, “us”, or “our”) is a limited partnership that was formed in accordance with the laws of Delaware on January 9, 2014. However, Queso has made an election to be classified as a corporation for federal income tax purposes.

As of August 31, 2024, the limited partners have contributed $1,028 million to the Company, in exchange for the issuance of units representing a fractional part of the partnership interests of all limited partners in Queso. No limited partner has any right or obligation to make any further capital contributions to Queso. Additional capital contributions may be made to Queso pursuant to the issuance of additional equity interests of Queso, subject to the preemptive rights of the limited partners. Distributions of available cash or other assets to the limited partners of Queso (in proportion to their relative percentage interests) are to be made at such times and in such amounts as its general partner determines. Queso distributed $70 million to its limited partners during fiscal year 2024, representing $68.05 per unit, and did not make any distributions to its limited partners in fiscal year 2023.

On February 1, 2017, Queso acquired Apollo Education Group, Inc. and its subsidiaries (“AEG”), which was publicly-traded prior to the acquisition, pursuant to an Agreement and Plan of Merger, dated February 7, 2016, by merging Socrates Merger Sub, Inc., an Arizona corporation and a wholly-owned subsidiary of Queso, with and into AEG (the “Merger”), with AEG surviving as a wholly-owned subsidiary of Queso. Following the Merger, Queso holds all of the equity interests in AEG, an education provider that offers undergraduate, graduate, certificate and nondegree educational programs and services principally online to working adults in the U.S. through The University of Phoenix, Inc. (the “University”). The University represents all of our net revenue in both fiscal years 2024 and 2023.

Our fiscal year is from September 1 to August 31.

Pursuit of Strategic Alternatives

On May 31, 2023, the University entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Four Three Education, Inc. (“Four Three”), an Idaho non-profit corporation affiliated with The Regents of the University of Idaho (“UofI”), under which Four Three would acquire substantially all the assets which relate to, or are used in connection with, operating the business of the University for a base purchase price of $550 million. In June 2024, the Purchase Agreement was extended through June 10, 2025 to provide additional time to complete the sale. As part of the extension, University of Phoenix paid a $5 million extension fee to UofI and the exclusivity clause in the Purchase Agreement was removed providing University of Phoenix the right to pursue other transactions at its discretion. If the sale under the amended Purchase Agreement is not completed, University of Phoenix may be obligated to pay UofI an incremental fee up to $15 million. Consummation of the sale is subject to normal and customary conditions, including, but not limited to, the receipt of consents or approvals from applicable educational governing bodies. In addition, consummation of the sale is subject to Four Three obtaining financing for the purchase, and subject to the University maintaining certain operating results. Accordingly, consummation of the pending sale is uncertain.

In July 2023, we purchased two interest rate swaptions for an aggregate premium of $9 million to hedge interest rate risk associated with the debt financing we expected to be used for the sale to Four Three. The swaptions had an aggregate notional amount of $681 million and they expired in February 2024. As of August 31, 2023, the swaptions were reported at fair value of $12.7 million in other current assets on our consolidated balance sheets, with changes in fair value reflected in earnings on our consolidated statements of

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

income. The fair value was determined primarily by using discounted cash flow valuation methods encompassing Level 2 significant observable inputs such as estimated cash flows based on interest rate data and relevant curves from public markets and discount rates applied. The swaptions expired out of the money and, accordingly, we recognized a $12.7 million loss for the change in fair value in fiscal year 2024, which is included in restructuring charges, acquisition expense and other on our consolidated statements of income.

We expense all offering costs, primarily consisting of accounting, legal, printing and filing services, and other third-party fees related to an initial public offering (“IPO”), as incurred because we will not receive any proceeds from such offering. We did not incur any of these offering costs in fiscal year 2024 or fiscal year 2023.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates, Assumptions and Judgments

The preparation of these consolidated financial statements in accordance with GAAP requires management to make certain estimates, assumptions and judgments that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during applicable reporting periods. Although we believe our estimates, assumptions and judgments are reasonable, actual results may differ from our estimates under different assumptions, judgments or conditions.

Principles of Consolidation

These consolidated financial statements include the assets, liabilities, revenues and expenses of Queso, our wholly-owned subsidiaries and other subsidiaries that we control, substantially all of which represents the University. We eliminate intercompany transactions and balances in consolidation.

We record noncontrolling interests to recognize the noncontrolling ownership interests in our consolidated subsidiaries. We allocate a portion of the net income (loss) of such subsidiaries to our noncontrolling interests generally based on the respective noncontrolling shareholder’s ownership interest in the consolidated subsidiary.

Revenue Recognition

We recognize revenue in a manner to depict the transfer of goods or services to our customers at an amount that reflects the consideration we expect to receive in exchange for our goods or services. The University generates all of our consolidated net revenue, and substantially all of the University’s net revenue is generated from tuition-bearing degree programs. The University’s students generally fund their education through loans and/or grants from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder (“Title IV”), military benefit programs, tuition assistance from their employers, or personal funds.

We analyze revenue recognition on a portfolio approach based on our determination that the University’s students generally behave similarly (e.g., enrollment agreements all contain similar terms, refund policies are consistent, and all students work with the University to obtain some type of funding as described above). We do not expect that revenue earned for the portfolio is significantly different as compared to revenue that would be earned if we were to assess each contract separately.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the University’s non-term academic delivery model, students generally enroll in a program of study encompassing a series of courses taken consecutively over the length of the program. Each course represents one performance obligation that the University satisfies over time and, accordingly, time elapsed (an output method) is used to recognize revenue evenly over the duration of the course (e.g., daily over five weeks for a five-week course). For students who participate in the University’s risk-free, three-week program during their first credit-bearing course, the University does not recognize revenue for the risk-free period until students continue beyond the risk-free period, which is when the contract with the student has commercial substance.

The University’s refund policy permits students who attend 60% or less of a course to be eligible for a refund for the portion of the course they did not attend. Accordingly, the University ceases revenue recognition for the remainder of a course if a student withdraws prior to the tuition refund period elapsing. We record refunds as a reduction of deferred revenue, and refunds are limited to the balance of deferred revenue at the date that a student withdraws.

Discounts are generally recognized over the period of instruction in the same manner as the related revenue to which the discount relates. Additionally, the University offers certain discount programs which provide students with the opportunity to earn increased tuition discounts as they take certain courses. The University evaluates such programs to determine whether the future discounts represent a material right to the student. If the future discounts represent a material right, we estimate the amount of these future discounts based on historical experience with student persistence and recognize the associated amount when the performance obligation is satisfied, which is either when the student attends applicable future courses or is no longer eligible for the discount. As of August 31, 2024 and 2023, we had $10.3 million and $9.4 million, respectively, of contract liabilities for discount programs that represent material rights to students.

Tuition benefits for our employees and their eligible dependents are included in net revenue and instructional and support costs and were $3.3 million and $2.7 million during fiscal years 2024 and 2023, respectively.

Sales and other indirect taxes collected from students and remitted to governmental authorities are excluded from net revenue. Collected but unremitted sales and other indirect taxes are included as a liability on our consolidated balance sheets and are not material to our consolidated financial statements.

As of August 31, 2024 and 2023, we had contract liabilities consisting of deferred revenue and student deposits as reflected on our consolidated balance sheets. Changes in the opening and closing balances of our contract liabilities primarily results from the timing of Title IV fund disbursements and course starts along with our associated performance.

Allowance for Credit Losses

We reduce our accounts receivable by an allowance for estimated losses, which encompasses estimates that are subjective and require judgment. Our estimates generally are based on historical collection experience and write-offs, current student enrollment, the aging of the receivables, and current trends. Accounts receivable are written off once the account is deemed to be uncollectible, which typically occurs after collection efforts have ceased.

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents

We consider all highly liquid investments with original maturities to us of three months or less from the date we purchase the investment to be cash equivalents. Our cash and cash equivalents are all placed with high-credit-quality financial institutions and only a limited portion is insured by the Federal Deposit Insurance Corporation. We have not experienced any losses on our cash and cash equivalents.

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Restricted cash and cash equivalents are presented separately from cash and cash equivalents on our consolidated balance sheets. Restricted cash primarily represents collateral for an outstanding letter of credit that supports a sublease for a facility we have exited, and Title IV funds held for students that results in credit balances on a student’s account, which we are required to maintain and restrict pursuant to the terms of our program participation agreement with the Department of Education. The terms and conditions of Title IV programs are the only restriction on the use of these funds.

The following provides a reconciliation of cash and restricted cash as presented on our consolidated statements of cash flows as of August 31:

($ in thousands)	2024	2023
Cash and cash equivalents	$297,339	$240,660
Restricted cash and cash equivalents	58,831	54,969

Total cash and restricted cash	$356,170	$295,629

Marketable Securities

We invest a portion of our excess cash in instruments that may include corporate bonds, tax-exempt municipal bonds, time deposits, commercial paper and other marketable securities. We present such instruments with original maturities to us greater than three months as marketable securities on our consolidated balance sheets, and we classify our marketable securities as either current or noncurrent based on each instrument’s remaining contractual maturity. Securities with maturities of twelve months or less are classified as current, and securities with maturities greater than twelve months are classified as noncurrent.

We determine the designation of our marketable securities at the time of purchase and reevaluate such designation at the end of each period. We designate and account for our marketable securities as available-for-sale. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of tax, reflected in equity as a component of accumulated other comprehensive income (loss).

We periodically review our marketable securities for impairment by considering whether we intend to sell the impaired security or whether it is more likely than not that we will be required to sell the security before recovering its amortized cost basis. If a security is impaired, the credit loss is recognized in earnings on our consolidated statements of income.

Property and Equipment, Net

Property and equipment is recorded at cost less accumulated depreciation. We capitalize certain costs to internally develop software consisting primarily of the direct labor associated with creating the software. Software development projects generally include three stages: the preliminary project stage (all costs expensed as incurred), the application development stage (certain costs capitalized, certain costs expensed as incurred), and the post-implementation/operation stage (all costs expensed as incurred). The costs capitalized in the application development stage primarily include the costs of designing the application, coding, installation of hardware, and testing.

Our construction in progress principally represents internally developed software. Such construction in progress is recorded at cost and is depreciated once the related asset is ready for its intended use. The costs of repairs and maintenance are expensed as incurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment is depreciated using the straight-line method over the following useful lives:

Software	3 years
Furniture and equipment	3 to 5 years
Leasehold improvements	Shorter of useful life or lease term

Intangibles

As of August 31, 2024 and 2023, we had indefinite-lived intangibles of $82.1 million, which includes $61.5 million and $20.6 million for the University’s accreditation and trademark, respectively. Intangibles as of August 31, 2024 and 2023 also includes $0.6 million and $0.7 million, respectively, of finite-lived intangibles related to new program development that is being amortized over three years.

We assign indefinite lives to intangibles that we believe have the continued ability to generate cash flows indefinitely; have no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective intangible; and we intend to renew the respective intangible, as applicable, and renewal can be accomplished at little cost.

We assess indefinite-lived intangibles for impairment at least annually. In performing our impairment tests, we first consider the option to assess qualitative factors to determine whether it is more likely than not that the fair value of an intangible is less than its carrying amount. If we conclude that it is more likely than not that the fair value is less than the carrying amount based on our qualitative assessment, or that a qualitative assessment should not be performed, we proceed with quantitative impairment tests. In performing quantitative impairment tests for intangibles, we compare the estimated fair value of the intangible with its carrying value and recognize an impairment if the carrying value of the intangible exceeds its fair value.

Other Long-Lived Asset Impairments

We evaluate the carrying amount of our other long-lived assets whenever changes in circumstances or events indicate that the carrying value of such assets may not be recoverable. If such circumstances or events occur, we assess recoverability by comparing the estimated undiscounted future cash flows expected to be generated by the assets with their carrying value. If the carrying value of the assets exceeds the estimated undiscounted future cash flows expected to be generated by the assets, an impairment loss is recognized for the difference between the estimated fair value of the assets and their carrying value.

Leases

We have non-cancelable operating leases for our campuses and administrative facility that expire through 2031. The leases may include lease incentives in the form of rent abatements and tenant improvement allowances, and/or renewal options to extend the lease term. We determine if an arrangement is or contains a lease at the lease inception date by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all of the economic benefits from and have the ability to direct the use of the asset. Leases with an initial term of twelve months or less are not recorded on our consolidated balance sheets and instead, the short-term lease cost is accounted for on a straight-line basis over the lease term.

At the lease commencement date, we recognize a lease liability and a right-of-use (“ROU”) asset representing our right to use the underlying asset over the lease term. The initial measurement of the lease liability is calculated on the basis of the present value of the remaining lease payments and the ROU asset is measured on the basis of this liability, adjusted by prepaid and accrued rent, lease incentives, and initial direct

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costs. The subsequent measurement of a lease is dependent on whether the lease is classified as an operating lease or a finance lease. We do not have any financing leases and operating lease cost is recognized on a straight-line basis over the lease term, with the cost included in instructional and support costs, general and administrative and restructuring charges, acquisition expense and other on our consolidated statements of income.

Our leases require other payments such as costs related to service components, real estate taxes, common area maintenance, and insurance. These costs are generally variable in nature and based on the actual costs incurred and required by the lease. As we have elected to not separate lease and non-lease components for all classes of underlying asset, all variable costs associated with the lease are expensed in the period incurred and presented and disclosed as variable lease costs. Our lease agreements do not contain any material residual value guarantees or material restrictive financial covenants. We do not have any leases that have not yet commenced that create significant rights and obligations for the lessee.

A lessee is required to use the rate implicit in the lease when measuring the lease liability, unless that rate is not readily determinable. Alternatively, we are permitted to use our incremental borrowing rate (“IBR”), which is defined as the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. Since the rates implicit in our leases are not readily determinable, we use our IBR when measuring our leases. The IBR is calculated using treasury yield curve rates, adjusted with a risk base spread.

Restructuring Charges, Acquisition Expense and Other

Restructuring charges principally consist of expense associated with non-cancelable lease obligations and other related expenses for leased space we have exited as part of our ground campus and administrative space rationalization plans, severance and other employee separation costs, and other expenses related to exit activities. We recognize restructuring obligations and liabilities for exit and disposal activities at fair value in the period the liability is incurred. Measuring fair value and recognizing the associated liabilities is subjective and requires significant judgment. For our non-cancelable lease obligations, we record the obligation when we terminate the contract in accordance with the contract terms or when we cease using the right conveyed by the contract. Our employee severance costs are expensed on the date we notify the employee, unless the employee must provide future service, in which case the benefits are expensed over the future service period. As of August 31, 2024, our remaining restructuring liabilities associated with leases consists of future non-rent, executory costs from leases we exited prior to adopting the new lease standard.

We record a cumulative adjustment resulting from changes in the estimated timing or amount of cash flows associated with restructuring obligations in the period of change using the same discount rate that was initially used to measure the obligation’s fair value. Changes in restructuring obligations resulting from the passage of time are recorded as accretion expense. Adjustments to restructuring obligations, including accretion expense, are included in restructuring charges, acquisition expense and other on our consolidated statements of income.

We also include unusual or infrequent items in restructuring charges, acquisition expense and other such as, but not limited to, expenses associated with our pursuit of strategic alternatives. See Note 2, Restructuring Charges, Acquisition Expense and Other, for additional disclosure.

Loss Contingencies

We are subject to various claims and contingencies that arise from time to time in the ordinary course of business, including those related to regulation, litigation, business transactions, employee-related matters and taxes, among others. When we become aware of a claim or potential claim, the likelihood of any loss or exposure is assessed. If it is probable that a loss will result and the amount of the loss or range of loss can be estimated, we

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

record a liability for the loss. The liability recorded includes probable and estimable legal costs incurred to date and future legal costs to the point in the legal matter where we believe a conclusion to the matter will be reached. The liability excludes any anticipated loss recoveries from third parties such as insurers, which are recorded as a receivable if recovery is probable. If the loss is not probable or estimable, we disclose the claim if the likelihood of a potential loss is reasonably possible and the range of reasonably possible loss could be material. For matters where no loss contingency is recorded, we expense legal fees as incurred.

Share-Based Compensation

As described in Note 9, Share-Based Awards and Savings Plan, all of our share-based awards cover common stock in our subsidiary, the University. Accordingly, we record compensation expense associated with these share-based awards as a component of noncontrolling interests on our consolidated balance sheets.

We measure and recognize compensation expense for our equity classified share-based awards based on the estimated fair value of the awards on the grant date. We record compensation expense for these awards over the requisite service period using the straight-line method for awards with a service condition and the graded vesting attribution method for awards with both service and performance conditions. We account for forfeitures when they occur.

For share-based awards with service and performance conditions, we measure the fair value of such awards as of the grant date and record expense for our estimate of the number of shares expected to vest. Our estimate of the number of shares expected to vest is based on our determination of the probable outcome of the performance condition. For awards that vest solely upon a change in control, we typically do not believe a change in control is probable (and therefore omit the related shares from our estimate) until an applicable transaction is consummated. We record a cumulative adjustment to share-based compensation expense in periods that we change our estimate of the number of shares expected to vest. Additionally, we ultimately adjust the expense recognized to reflect the actual vested shares following the resolution of the performance conditions.

Income Taxes

We are subject to the income tax laws of the United States, which are complex and subject to differing interpretations. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current period and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted. We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized.

We evaluate and account for uncertain tax positions using a two-step approach. Recognition (step one) occurs when we conclude that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (step two) determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Derecognition of a tax position that was previously recognized would occur when we subsequently determine that a tax position no longer meets the more likely than not threshold of being sustained. We classify interest and penalties accrued in connection with unrecognized tax benefits as income tax expense on our consolidated statements of income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising Costs

We expense advertising costs as incurred. Our advertising costs were $176 million and $175 million in fiscal years 2024 and 2023, respectively, and are included in general and administrative on our consolidated statements of income.

Earnings per Unit

We calculate earnings per unit by dividing net income attributable to Queso by the weighted average units outstanding. The units are held by the limited partners and there are no potentially dilutive securities in Queso. However, as further described in Share-Based Compensation above, all of our share-based awards cover common stock in our subsidiary, the University, and the issuance of such shares are potentially dilutive by increasing noncontrolling interests and thereby decreasing income attributable to Queso. We calculate the dilutive effect of our share-based awards by applying the treasury stock method.

The components of basic and diluted earnings per unit consist of the following for the respective periods:

	Year Ended August 31,
(In thousands, except per unit data)	2024	2023
Numerator:
Net income attributable to Queso	$113,130	$64,930
Dilutive effect of share-based awards in subsidiary(1),(2)	(5,239)	(2,321)

Net income available to Queso after dilutive effect	$107,891	$62,609
Denominator:
Basic and diluted weighted average units outstanding	1,028	1,028
Basic income per unit attributable to Queso	$110.05	$63.16
Diluted income per unit attributable to Queso(1),(2)	$104.95	$60.90

(1)

Diluted income per unit attributable to Queso in fiscal year 2024 represents the impact of approximately 1.6 million and 0.1 million dilutive stock options and restricted stock units, respectively, and fiscal year 2023 represents the impact of approximately 1.2 million and 0.1 million dilutive stock options and restricted stock units, respectively.

(2)

Diluted income per unit attributable to Queso in fiscal year 2024 excludes approximately 2.1 million and 0.1 million outstanding stock options and restricted stock units, respectively, and fiscal year 2023 excludes approximately 2.5 million and 0.1 million outstanding stock options and restricted stock units, respectively, because such awards are contingently issuable shares. Substantially all of the contingently issuable awards vest upon certain changes in control or ownership and some are contingently issuable because they vest upon achievement of performance conditions.

Related Party Transactions

We receive management consulting and advisory fees for approximately $2 million per year, which includes certain reimbursable costs, payable to an affiliate of Apollo Global Management, Inc. (“Apollo”) and The Vistria Group, LP (“Vistria”). Apollo and Vistria are affiliated with entities that have ownership interests in Queso. Fees associated with these services are included in restructuring charges, acquisition expense and other on our consolidated statements of income.

We also have related party transactions with certain Apollo-affiliated portfolio companies, which includes payments of $3.4 million and $2.7 million in fiscal years 2024 and 2023, respectively, to Rackspace Technology, Inc. for technology services.

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Fair Value

The carrying amount of financial assets and financial liabilities reported on our consolidated balance sheets, including accounts receivable and accounts payable, approximate fair value because of the short-term nature of these financial instruments.

For fair value measurements of assets and liabilities that are recognized or disclosed at fair value, we consider fair value to be an exit price, which represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. We use valuation techniques to determine fair value consistent with the market approach, income approach and/or cost approach, and we prioritize the inputs used in our valuation techniques using the following three-tier fair value hierarchy:

•	Level 1—Observable inputs that reflect unadjusted quoted prices in active markets for identical assets and liabilities;

•

Level 2—Observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3—Unobservable inputs that are supported by little or no market activity.

We categorize each of our fair value measurements for disclosure purposes in one of the above three levels based on the lowest level input that is significant to the fair value measurement in its entirety. In measuring fair value, our valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. We use prices and inputs that are current as of the measurement date, including during periods of market volatility. Therefore, classification of inputs within the hierarchy may change from period to period depending upon the observability of those prices and inputs.

Segment Reporting

We have one operating and reportable segment, the University, which represents all of our consolidated net revenue in fiscal years 2024 and 2023. Our chief operating decision maker, Christopher Lynne, President, currently evaluates performance and manages our operations at the consolidated level, and operating results are not evaluated on any component level.

New Accounting Standards

Financial Instruments—Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326). This update changes the way that entities measure credit losses by requiring such losses to be estimated using an “expected credit loss” approach rather than the historical “incurred loss” approach. The new approach requires entities to measure all expected credit losses for financial assets based on historical experience, current conditions and reasonable forecasts of collectability. We adopted this update as of September 1, 2023 using the modified retrospective approach without adjusting prior comparative periods. The adoption did not have a material impact on our financial statements and, therefore, did not result in an adjustment to retained earnings.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment Reporting—Reportable Segment Disclosures

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, which provides updates to qualitative and quantitative reportable segment disclosure requirements, including enhanced disclosures about significant segment expenses and increased interim disclosure requirements, among others. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. This ASU will be effective for our fiscal year beginning on September 1, 2024 and we are currently evaluating the impact this ASU may have on our financial statement disclosures.

Income Taxes—Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures, which modifies and enhances certain required income tax disclosures. ASU 2023-09 will be effective for our fiscal year beginning on September 1, 2025 and we are currently evaluating the impact it may have on our financial statement disclosures.

Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosure of certain amounts included in the expense captions presented on the statement of operations, as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. This ASU will be effective for our fiscal year beginning on September 1, 2027 and we are currently evaluating the impact this ASU may have on our financial statement disclosures.

Subsequent Events

We have evaluated events after August 31, 2024 and through January 29, 2025, which is the date the consolidated financial statements were available to be issued.

As of August 31, 2024, Talent Mobility, LLC, a wholly-owned subsidiary of AEG, had a minority ownership interest in Empath, Inc. (“Empath”). Empath provides clients with a company-wide skills inventory for its employees through machine learning-based skills inference. During fiscal year 2024, we loaned $0.6 million to Empath, which is included in accounts receivable, net on our consolidated balance sheets as of August 31, 2024. Subsequent to fiscal year 2024, AEG acquired a controlling interest in Empath pursuant to an Agreement and Plan of Merger, by merging Talent Mobility, LLC with Empath, with Empath surviving as a subsidiary of AEG. AEG paid $2 million, net of cash acquired, to facilitate this merger.

In December 2024, Queso distributed approximately $134 million to its limited partners, representing $130.35 per unit, and approximately $14 million to noncontrolling interests.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Restructuring Charges, Acquisition Expense and Other

Restructuring charges, acquisition expense and other include the following for the respective periods:

	Year Ended August 31,
($ in thousands)	2024	2023
Lease expense for space exited prior to adopting new accounting standard for leases	$5,091	$3,427
Other lease expense for exited space	10,110	12,919
Severance costs	1,091	1,057
Other restructuring costs	—	416
Impairment charges and asset disposal losses(1)	212	11,507
Loss (gain) on interest rate swaptions	12,727	(3,725)
Strategic alternatives expense(2)	12,530	12,872
Other(3)	8,352	2,271

Restructuring charges, acquisition expense and other	$50,113	$40,744

(1)

Substantially all of the expense in fiscal year 2023 resulted from a right-of-use asset impairment charge (refer to Note 6, Leases), and the write-off of leasehold improvement assets at the University’s main administrative office buildings as part of its rationalization plan discussed below.

(2)

Strategic alternatives expense includes costs associated with the evaluation of strategic alternatives for the future ownership of the University (refer to Note 1, Nature of Operations and Significant Accounting Policies).

(3)	Other includes unusual or infrequent items, including a reversal of a $2.6 million charge in fiscal year 2023 associated with a regulatory matter.

The following details the changes in our restructuring liabilities during the respective periods:

($ in thousands)	Lease and Related Costs, Net	Severance and Other Employee Separation Costs	Other Restructuring Related Costs	Total
August 31, 2022	$56,283	$1,257	$477	$58,017
Expense	3,427	1,057	416	4,900
Impact of adopting new accounting standard for leases	(30,436)	—	—	(30,436)
Payments	(7,804)	(2,237)	(893)	(10,934)

August 31, 2023	21,470	77	—	21,547
Expense	5,091	1,091	—	6,182
Payments	(4,891)	(952)	—	(5,843)

August 31, 2024(1)	$21,670	$216	$—	$21,886

(1)

The gross, undiscounted obligation associated with our restructuring liabilities as of August 31, 2024 was approximately $27 million, which principally represents future estimated non-rent, executory costs associated with certain leases we have exited that will be paid over the respective lease terms through fiscal year 2031.

The University’s restructuring activities over recent years principally include closing its ground locations, rationalizing its leased administrative office facilities, and workforce reductions. The University’s main administrative office buildings have 22 floors and the University’s rationalization plan consisted of exiting 19 of the floors, all of which were exited as of August 31, 2023.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Financial Instruments

The following summarizes our cash and cash equivalents, restricted cash and cash equivalents and marketable securities by financial instrument category as of the respective periods:

	August 31, 2024
($ in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents(1)	Current Marketable Securities	Noncurrent Marketable Securities
Cash	$162,273	$—	$—	$162,273	$162,273	$—	$—
Level 1:
Money market funds	193,897	—	—	193,897	193,897	—	—
Level 2:
Corporate bonds	26,714	75	(15)	26,774	—	16,336	10,438

Total	$382,884	$75	$(15)	$382,944	$356,170	$16,336	$10,438

	August 31, 2023
($ in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents(1)	Current Marketable Securities	Noncurrent Marketable Securities
Cash	$168,685	$—	$—	$168,685	$168,685	$—	$—
Level 1:
Money market funds	126,944	—	—	126,944	126,944	—	—
Level 2:
Corporate bonds	20,990	21	(300)	20,711	—	9,576	11,135
Other	1,014	—	(34)	980	—	980	—

Total	$317,633	$21	$(334)	$317,320	$295,629	$10,556	$11,135

(1)	Cash and cash equivalents includes restricted cash and cash equivalents.

We measure our financial instruments at fair value on a recurring basis as follows:

•	Money market funds—We use Level 1 inputs that primarily consist of real-time quotes for transactions in active exchange markets involving identical assets.

•

Other financial instruments—We use a market approach with Level 2 observable inputs for all other securities. The Level 2 inputs include quoted prices for similar assets in active markets, or quoted prices for identical or similar assets in markets that are not active.

Our marketable securities have maturities that occur within three years. We may sell certain of our marketable securities prior to their stated maturities for strategic reasons including, but not limited to, investment yield and credit risk management. We have not recognized significant gains or losses related to such sales. Additionally, all of our securities are investment grade and we have no related allowance for credit losses as of August 31, 2024.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Accounts Receivable, Net

Accounts receivable, net consist of the following as of August 31:

($ in thousands)	2024	2023
Student accounts receivable	$97,388	$94,190
Allowance for credit losses	(49,200)	(51,972)

Net student accounts receivable	48,188	42,218
Related party receivable	600	—
Other receivables	2,457	3,657

Accounts receivable, net	$51,245	$45,875

The student receivables are not collateralized; however, credit risk is reduced as the amount owed by any individual student is insignificant relative to the total student receivables.

The following summarizes the activity in allowance for credit losses during the respective periods:

	Year Ended August 31,
($ in thousands)	2024	2023
Beginning allowance for credit losses	$51,972	$45,100
Provision for credit losses on accounts receivable	40,532	32,104
Write-offs, net of recoveries	(43,304)	(25,232)

Ending allowance for credit losses	$49,200	$51,972

Note 5. Property and Equipment, Net

Property and equipment, net consist of the following as of August 31:

($ in thousands)	2024	2023
Software	$40,373	$50,662
Leasehold improvements (includes tenant improvement allowances)	7,562	6,101
Furniture and equipment	7,065	8,763

Gross property and equipment, less any construction in progress	55,000	65,526
Accumulated depreciation	(24,439)	(36,275)

Property and equipment, net, less any construction in progress	30,561	29,251
Construction in progress	5,701	4,637

Property and equipment, net	$36,262	$33,888

Depreciation expense was the following during the respective periods:

	Year Ended August 31,
($ in thousands)	2024	2023
Software depreciation	$16,229	$20,617
Other depreciation	4,394	2,971

Depreciation expense	$20,623	$23,588

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Leases

Lease expense is included in instructional and support costs, general and administrative and restructuring charges, acquisition expense and other on our consolidated statements of income. The components of our operating lease costs were the following during the respective periods:

	Year Ended August 31,
($ in thousands)	2024	2023
Operating lease cost	$15,258	$24,192
Right-of-use asset impairment(1)	—	9,584
Variable lease cost(2)	4,096	4,040
Less: Sublease income	(5,647)	(11,357)

Total lease cost	$13,707	$26,459

(1)

As discussed in Note 2, Restructuring Charges, Acquisition Expense and Other, the University’s main administrative office buildings has 22 floors and the University’s rationalization plan consisted of exiting 19 of the floors, all of which were exited as of August 31, 2023. During fiscal year 2023, we evaluated the right-of-use asset associated with this lease for recoverability. Accordingly, we compared the estimated undiscounted cash flows associated with the lease, which principally consisted of estimated future sublease income over the remaining lease term, to the carrying amount of the right-of-use asset. Based on our analysis, the right-of-use asset was not recoverable, and we recorded a $9.6 million impairment charge to reduce the asset to its estimated fair value.

(2)	We did not have any material short-term lease cost in fiscal years 2024 and 2023.

The maturities of our operating lease payments were as follows for periods subsequent to August 31, 2024:

($ in thousands)
2025	$15,913
2026	16,180
2027	16,265
2028	16,590
2029	16,922
Thereafter	27,445

Total operating lease payments	109,315
Less: liability accretion	(25,100)

Present value of operating lease liabilities	84,215
Less: current operating lease liabilities	(9,367)

Long-term operating lease liabilities	$74,848

The following table provides supplemental information related to leases for the respective periods:

	Year Ended August 31,
	2024	2023
Cash paid for amounts included in the measurement of operating lease liabilities	$21.4 million	$37.3 million
Operating lease ROU asset changes in exchange for new / remeasured lease liabilities(1)	None	None
Weighted-average remaining operating lease term	6 years	7 years
Weighted-average operating lease discount rate	8.6%	8.5%

(1)	Excludes the impact of adopting the new lease standard, which resulted in the recognition of $81 million in ROU assets and $126 million in lease liabilities in fiscal year 2023.

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Note 7. Other Liabilities

Other current liabilities consist of the following as of August 31:

($ in thousands)	2024	2023
Accrued advertising	$15,378	$10,284
Contract liabilities for discount programs	10,305	9,394
Restructuring obligations	3,408	3,116
Other	15,723	24,160

Total other current liabilities	$44,814	$46,954

Other long-term liabilities consist of the following as of August 31:

($ in thousands)	2024	2023
Restructuring obligations	$18,478	$18,431
Other	2,486	2,204

Total other long-term liabilities	$20,964	$20,635

Note 8. Income Taxes

All of our income before income taxes was generated in the United States in fiscal years 2024 and 2023. The provision for income taxes consists of the following during the respective periods:

	Year Ended August 31,
($ in thousands)	2024	2023
Current:
U.S. federal	$26,668	$929
State and local	4,688	2,902

Total current	31,356	3,831
Deferred:
U.S. federal	16,683	15,400
State and local	4,054	2,475

Total deferred	20,737	17,875

Provision for income taxes	$52,093	$21,706

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The provision for income taxes differs from the tax computed using the statutory U.S. federal income tax rate of 21% as a result of the following during the respective periods:

	Year Ended August 31,
($ in thousands)	2024	2023
Provision for income taxes at the statutory U.S. federal income tax rate	$35,121	$18,404
Effect of:
State income taxes, net of federal benefit	6,574	4,488
Claim of right reversal (credit), net(1)	8,842	(908)
Other, net	1,556	(278)

Provision for income taxes	$52,093	$21,706

(1)

During fiscal year 2024, we elected to no longer pursue a claim of right credit associated with our $50 million settlement payment to the Federal Trade Commission (see Note 10, Commitments and Contingencies) principally due to the extension of the Purchase Agreement with UofI (see Note 1, Nature of Operations and Significant Accounting Policies). As a result of the extension, we used and expect to use more of our net operating losses than previously expected.

Deferred tax assets and liabilities consist of the following as of August 31:

($ in thousands)	2024	2023
Deferred tax assets:
Leasing transactions	$26,118	$29,664
Net operating loss carryforward(1)	25,264	50,800
Other	27,886	26,030

Gross deferred tax assets	79,268	106,494
Deferred tax liabilities:
Fixed assets	568	3,046
Intangibles	19,123	19,071
Operating lease right-of-use assets	12,105	14,080
Other	969	2,963

Gross deferred tax liabilities	32,765	39,160

Deferred income taxes, net	$46,503	$67,334

(1)

As of August 31, 2024, we had approximately $163 million of federal net operating loss carryforwards that carryforward indefinitely. We also had approximately $16 million of state net operating loss carryforwards that carryforward indefinitely and $306 million that expire in various years beginning 2024 through 2039. Our utilization of net operating loss carryforwards may be subject to annual limitations due to ownership change provisions, as applicable, under income tax laws.

As of August 31, 2024 and August 31, 2023, we have not recorded a valuation allowance for any of our deferred tax assets principally based on our recent cumulative pre-tax income.

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Uncertain Tax Positions

The following summarizes the activity in unrecognized tax benefits, excluding interest and penalties, for the respective periods:

	Year Ended August 31,
($ in thousands)	2024	2023
Beginning unrecognized tax benefits	$26,585	$27,340
Increases for tax positions taken in current year	—	—
Increases for tax positions taken in prior years	—	617
Decreases for settlements with tax authorities	—	(1,372)
Decreases for tax positions of prior years	—	—
Decreases due to lapse of applicable statutes of limitations	—	—

Ending unrecognized tax benefits	$26,585	$26,585

Interest and penalties related to unrecognized tax benefits, which are included in provision for income taxes on our consolidated statements of income, were insignificant in fiscal years 2024 and 2023. As of August 31, 2024 and 2023, our accrued interest and penalties related to unrecognized tax benefits on our consolidated balance sheets were insignificant.

Although we cannot predict the timing of resolution with taxing authorities, if any, we do not believe it is reasonably possible that any of our unrecognized tax benefits will be reduced in the next twelve months due to settlement with tax authorities or expiration of the applicable statute of limitations.

As of August 31, 2024, $25.5 million of our unrecognized tax benefits would favorably affect our effective tax rate if recognized. If amounts accrued are less than amounts ultimately assessed by the taxing authorities, we would record additional income tax expense.

Income Tax Audits

Our U.S. federal income tax returns for fiscal years 2021 through 2023 are currently open for review by the Internal Revenue Service. Additionally, tax years as early as fiscal year 2019 remain subject to examination by state or local tax authorities.

Note 9. Share-Based Awards and Savings Plan

Share-Based Awards

The University adopted the University of Phoenix, Inc. Management Equity Plan (“UOPX Plan”) whereby the University may grant various share-based awards covering shares of its common stock, including nonqualified stock options, restricted stock units (“RSUs”) and other equity-based awards. Approximately 7.4 million shares of the University’s common stock have been reserved for issuance over the term of the UOPX Plan and 5.5 million shares are available for issuance under the UOPX Plan as of August 31, 2024.

Awards granted under the UOPX Plan may have both service-vesting and performance-vesting conditions and generally vest over one to five years. However, the majority of the University’s share-based awards vest or become exercisable, as applicable, immediately upon certain changes in control or ownership.

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University of Phoenix Stock Options

Under the UOPX Plan, stock options are granted at exercise prices equal to or exceeding the fair market value of the University’s common stock on the date of the grant and have contractual terms of five or ten years. The University issues new shares of common stock when stock options are exercised.

The University has granted stock options which vest over time periods ranging from one to five years, vest based on financial performance measures and/or vest upon certain changes in control or ownership. For stock options subject to performance conditions, we record expense for our estimate of the number of options expected to vest based on our determination of the probable outcome of the performance conditions, and we ultimately adjust the expense recognized to reflect the actual vested options following the resolution of the performance conditions.

The following provides a summary of the University’s stock option activity:

	Options Outstanding
	Number of Shares (in thousands)	Weighted Average Exercise Price per Share(1)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Balance at August 31, 2022	2,540	$7.34
Granted	2,427	$12.62
Exercised(2)	—	N/A		N/A
Forfeited, canceled or expired	—	N/A

Balance at August 31, 2023	4,967	$9.92
Granted	—	N/A
Exercised(2)	(25)	$3.90		$285
Forfeited, canceled or expired	—	N/A

Balance at August 31, 2024	4,942	$8.61	7	$45,257
Vested and expected to vest as of August 31, 2024	3,202	$7.46	7	$33,022
Exercisable as of August 31, 2024	2,393	$6.39	5	$27,230
Available for future grant as of August 31, 2024	286

(1)

During fiscal year 2024, the University paid dividends of $2.01 per share. The outstanding stock options as of the dividend date participated in the dividend through either a cash payment or a reduction in exercise price.

(2)

In fiscal year 2024, cash received from options was $0.1 million, and the actual tax benefit realized on stock option exercises was insignificant. We did not receive any cash from stock option exercises in fiscal year 2023.

As of August 31, 2024, the University had approximately $1 million of unrecognized compensation expense related to unvested stock options that are expected to vest, and approximately $12 million of unrecognized compensation expense related to stock options that vest upon certain changes in control or ownership. The fair value of stock options that vested during fiscal years 2024 and 2023 was $2.6 million and $1.1 million, respectively.

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The University did not grant any stock options during fiscal year 2024. For grants during fiscal year 2023, the University used the Black-Scholes-Merton option pricing model to estimate the fair value of stock options on the grant dates using the following weighted average assumptions:

Expected volatility(1)	50%
Expected term (in years)(2)	5.5
Risk-free interest rate(3)	3.9%
Expected dividend yield(4)	0%
Estimated fair value per option granted	$6.70

(1)

The University’s stock is not publicly traded and expected volatility was estimated primarily based on the historical stock price volatility of a peer group of similar, publicly traded companies over the expected term of the options.

(2)	The University estimated the term of its stock options based primarily on the contractual term of the options and expected future employee behavior.
(3)	The University determined the risk-free interest rate using the yield currently available on U.S. Treasury zero-coupon securities with a remaining term equal to the expected term of the options.
(4)	The University’s expected dividend yield was zero because the stock options are expected to participate in future dividends.

University of Phoenix Restricted Stock Units

The University has granted RSUs which generally vest over three years with 50% vesting based on financial performance measures and the remaining 50% vesting ratably, over three years, in each case subject to continued service. For RSUs subject to performance conditions, we record expense for our estimate of the number of RSUs expected to vest based on our determination of the probable outcome of the performance conditions, and we ultimately adjust the expense recognized to reflect the actual vested RSUs following the resolution of the performance conditions.

The following provides a summary of the University’s RSU activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Nonvested at August 31, 2022	221	$14.81
Granted	150	$12.62
Vested and released	(142)	$14.38
Forfeited	(7)	$14.49

Nonvested at August 31, 2023	222	$13.62
Granted	169	$17.77
Vested and released	(150)	$14.68
Forfeited	(3)	$13.26

Nonvested at August 31, 2024	238	$15.91

As of August 31, 2024, the University had $2.4 million of unrecognized compensation expense related to unvested RSUs that are expected to vest. This expense is expected to be recognized over a weighted average period of approximately two years. The fair value of RSUs that vested during fiscal years 2024 and 2023 was $2.2 million and $2.0 million, respectively.

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Share-based Compensation and Associated Tax Benefits

The following details share-based compensation for the respective periods:

	Year Ended August 31,
($ in thousands)	2024	2023
Instructional and student support costs	$1,910	$1,523
General and administrative	3,865	4,035

Share-based compensation	5,775	5,558
Tax effect of share-based compensation	(1,426)	(1,376)

Share-based compensation, net of tax	$4,349	$4,182

Savings Plan

We offer a 401(k) savings and investment plan which provides eligible employees the opportunity to contribute a portion of their pre-tax compensation. Participants are eligible to receive discretionary matching contributions up to certain levels of their pre-tax compensation and our matching contributions were approximately $6 million for both fiscal years 2024 and 2023.

Note 10. Commitments and Contingencies

Guarantees

Queso has indemnified its officers, its general partner, its limited partners and their respective affiliates, and their respective officers, directors, employees, agents and certain other persons from losses and other amounts arising from certain events or occurrences. Additionally, AEG has indemnified its directors, effective as of February 1, 2017, and its officers and directors in place prior to Merger close from losses and other amounts arising from certain events or occurrences. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have liability insurance that mitigates our exposure and enables us to recover a portion of any future amounts paid. The fair value of these indemnification agreements, if any, cannot be estimated.

Sponsorship Rights Agreement

In August 2018, AEG entered into an agreement for sponsorship rights on a stadium in Glendale, Arizona, which is the home to the Arizona Cardinals team in the National Football League. The agreement term is in effect until 2030 with options to extend. Pursuant to the agreement, AEG was required to pay $1.5 million for the initial contract year, which increases 3% per year until 2030. As of August 31, 2024, our remaining contractual obligation pursuant to the agreement was approximately $11 million.

Letters of Credit

As of August 31, 2024, we had a $35 million outstanding cash collateralized letter of credit, which supports a sublease for a facility we have exited.

Surety Bonds

Our insurers issue surety bonds that are required by various states where we operate, or that are required for other purposes. We are obligated to reimburse our insurers for any surety bonds that are paid. As of August 31, 2024, the face amount of these surety bonds was less than $1 million.

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Litigation and Other Matters

We are subject to various claims and contingencies that arise from time to time in the ordinary course of business, including those related to regulation, litigation, business transactions, employee-related matters and taxes, among others. We do not believe any of these are material for separate disclosure and we do not believe any of these, individually or in the aggregate, will have a material effect on our consolidated financial position, results of operations or cash flows.

The following is a description of pending litigation, settlements, and other proceedings that fall outside the scope of ordinary and routine litigation incidental to our business.

Federal Trade Commission (“FTC”) Inquiries

In December 2019, we executed a Complaint and Settlement with the FTC related to its investigation to determine if the University engaged in deceptive or unfair acts or practices in or affecting commerce in the advertising, marketing, or sale of educational products or services. As part of the settlement, we agreed to ongoing obligations with respect to our operations going forward, such as specific prohibitions against misrepresentations regarding subject matters that were a focus of the FTC’s investigation, as well as notification, recordkeeping and reporting requirements. In fiscal year 2023, we received follow-up inquiries from the FTC under the compliance monitoring provisions of the settlement order. We have cooperated with the inquiries, and cannot predict the eventual scope, duration or outcome at this time and, accordingly, we have not accrued any liability associated with these inquiries.

Department of Education Investigation

In September 2023, we received a letter from the Investigations Group from Federal Student Aid, which is an office within the Department of Education, stating that it believes the University may have engaged in substantial misrepresentations to prospective students regarding the nature of its financial charges and/or its educational programs. The letter allowed the University to submit a response for the Department’s consideration before any action is taken, which we submitted in October 2023. The Department has subsequently informed us that it is not taking any action associated with this matter and, accordingly, we do not believe we have any exposure associated with this matter.

California Employee Private Attorney General Act Lawsuit

In March 2021, a complaint was filed in the Superior Court for the State of California captioned Gerald W. Olivas vs. The University of Phoenix, Inc., Case Number 21091953. The complaint alleges that the University failed to reimburse employees for business related expenses while working from home, and was filed as a representative action on behalf of all University of Phoenix faculty and staff who reside in California. Based on discussions to settle this matter, we accrued an immaterial estimated liability during fiscal year 2022, which we paid in fiscal year 2024 to settle the matter.

Attorney General Investigations

In August 2015 and February 2016, we received investigative subpoenas from the Office of the Attorney General of the State of California. The subpoenas required the production of documents and information regarding a broad spectrum of our business and practices. During fiscal year 2024, we agreed to resolve this matter, which included the payment of an immaterial amount. We do not believe we have any exposure associated with this matter.

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Note 11. Regulatory Matters

Accreditation

University of Phoenix has been accredited by the Higher Learning Commission (“HLC”) since 1978 and holds other programmatic accreditations. In fiscal year 2023, the accreditation of the University was reaffirmed by the HLC through the 2032-2033 academic year.

Student Financial Aid

All U.S. federal student financial aid programs are established by Title IV of the Higher Education Act and regulations promulgated thereunder. The Higher Education Act specifies the manner in which the U.S. Department of Education reviews institutions for eligibility and certification to participate in Title IV programs and enters into a Program Participation Agreement (“PPA”) with institutions. In October 2020, the University received renewal of its Title IV PPA approving the University’s continued participation in Title IV programs with full certification through September 30, 2023. While the University submitted necessary documentation for re-certification in anticipation of the expiration of its certification on September 30, 2023, the Department of Education did not make a decision on our recertification application by such date. Accordingly, our participation in Title IV programs has been automatically extended on a month-to-month basis pending the Department of Education’s decision on our application.

Borrower Defense to Repayment Claims and Closed School Loan Discharges

In fiscal year 2020, the U.S. Department of Education began sending borrower defense applications to the University. As part of the fact-finding process, the Department sends individual student applications to the University and allows the University the opportunity to submit responses to the borrower defense applications. The University has submitted initial substantive responses to these applications to the Department within the prescribed time period.

In August 2021, the Department announced its intention to establish a negotiated rulemaking committee to develop proposed regulations for borrower defense to repayment and other topics. This negotiated rulemaking began in October 2021 and concluded in December 2021 with the committee failing to reach consensus on borrower defense to repayment. In July 2022, the Department released proposed borrower defense regulations for public comment (“2022 Rules”). Notably, although the 2022 Rules went into effect on July 1, 2023, they were retroactively stayed a short time later in connection with a challenge in the 5th Circuit Court of Appeals. The 5th Circuit also remanded the case back to the lower court for the continuation of the litigation challenging the validity of the 2022 Rules, and the Department has asked the Supreme Court to review the 5th Circuit’s decision. The Supreme Court has decided to hear the appeal, and the district court appears to be waiting for that appellate process to finalize before moving forward with the case at the district court level. Either way, the 5th Circuit’s stay of the 2022 Rules will remain in place while the litigation moves forward.

If the 2022 Rules are ultimately allowed to move forward, they would, among other things, set a single standard and streamlined process for loan discharge that would apply to all future and pending borrower defense claims as of July 1, 2023, instead of various standards based on the date of the borrower’s first loan disbursement; define what kinds of misconduct could lead to borrower defense discharges; establish a presumption that borrowers reasonably relied upon misrepresentations or omissions; establish a reconsideration process for borrowers whose claims are not approved for a full discharge, and create a process for forming groups of borrowers and adjudicating claims based on the common facts of those group claims. The 2022 Rules maintained the Department’s ability to seek recoupment of funds from institutions for discharged loans, and the

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recoupment process remains separate from the loan discharge process. In addition, the 2022 Rules prohibit institutions from requiring borrowers to sign mandatory pre-dispute arbitration agreements or class action waivers for claims related to the making of a Federal Direct Loan or the provision of educational services for which the loan was obtained.

On October 31, 2022, the Department published final rules updating the eligibility criteria for and the process by which borrowers can be eligible to receive a closed school loan discharge. The updated rules allow the Department to process automatic closed school discharges and establishes a discharge window of 180 days prior to the school’s closure. The regulation also states that eligible borrowers may receive a discharge if the borrower does not complete either a teach-out or the continuation of their program at a particular location of the school, and gives the Department the authority to adjust the closure date in cases where the institution discontinues the programs in which most borrowers were enrolled. The new regulations were effective July 1, 2023, and have been stayed pursuant to the same litigation impacting the borrower defense rules. Pending the resolution of the litigation, the Department will process closed school loan discharge applications using earlier rules.

On September 20, 2023, the Department announced its approval to discharge nearly $37 million in borrower defense claims for more than 1,200 students who enrolled at University of Phoenix between September 21, 2012 and December 31, 2014. The Department’s announcement noted it reviewed evidence obtained from the FTC related to its December 2019 Complaint and Settlement with the University, as well as information the Department obtained from the University’s responses to borrower defense claims in connection with its fact-finding process. Although the Department announced that it intends to initiate a recoupment proceeding against the University to seek repayment of the liabilities associated with these approved claims, we have not received any associated communication from the Department. In addition, a recent ruling from the 9th Circuit Court of Appeals in a borrower defense-related case to which the University is not a party appears to signal that the Department cannot pursue recoupment of the 1,200 claims mentioned above.

Because of the many questions of fact and law that may arise, the outcome of borrower defense claims is uncertain at this point. Based on the information available to us at present, we cannot estimate a reasonably possible range of loss for borrower defense claims and, accordingly, we have not accrued any liability associated with such claims.

Gainful Employment Regulations

Under the Higher Education Act, proprietary institutions are generally eligible to participate in Title IV programs only in respect of educational programs that lead to “gainful employment in a recognized occupation”, as defined by the Department of Education.

In October 2023, the Department released final rules on gainful employment that established two independent metrics, both of which must be passed by a program subject to the rule in order to maintain Title IV eligibility. Any program that fails either or both metrics in a single year would be required to provide a disclosure to students, and any program that fails the same metric in two of three consecutive years would lose its access to federal financial aid. The two metrics are 1) a debt-to-earnings ratio that compares the median earnings of graduates who received federal financial aid to the median annual payments on loan debt borrowed for the program, and 2) an earnings premium test that measures whether the typical graduate from a program that received federal financial aid is earning more than a typical high school graduate in their state (or, in some cases, nationally) and within a certain age range in the labor force. A program that fails in two out of three consecutive years, or is voluntarily discontinued by the institution, would not be eligible to have Title IV reinstated for a minimum of three years. Substantially all of the University’s programs would be subject to this “gainful employment” evaluation. The final rule also includes the requirement that all schools provide a link to a

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Department of Education-hosted website that includes related information. The final gainful employment rules were effective July 1, 2024; however it remains uncertain when the Department will release metrics and we continue to evaluate the potential impact the gainful employment regulations may have on our business.

In December 2023, a lawsuit was filed against the Department in the United States District Court for the Northern District of Texas alleging that the rulemaking process and final rule were based on arbitrary and capricious decisions made by the Department, and that the rule violates constitutional rights related to speech, equal protection, and due process. In March 2024, another lawsuit was filed against the Department in the United States District Court for the Northern District of Texas seeking a preliminary and permanent injunction enjoining the Department from enforcing the final rule on the grounds that the rule exceeds the Department’s statutory authority, and is arbitrary, capricious, an abuse of discretion, and otherwise is not in accordance with law, and the motion for preliminary injunction was denied in June 2024. In July 2024, these cases were consolidated into one and the outcome remains uncertain.

Financial Responsibility Composite Score

To participate in Title IV programs, the U.S. Department of Education regulations specify that an eligible institution of higher education must satisfy specific measures of financial responsibility prescribed by the Department, which is based on a weighted average of the following three annual ratios:

•	Primary Reserve Ratio—measure of an institution’s financial viability and liquidity;

•	Equity Ratio—measure of an institution’s capital resources and its ability to borrow; and

•	Net Income Ratio—measure of an institution’s profitability.

These ratios provide three individual scores which are converted into a single composite score. The maximum composite score is 3.0. If an institution’s composite score is at least 1.5, it is considered financially responsible. If an institution’s composite score is less than 1.5 but is 1.0 or higher, it is still considered financially responsible, and the Department may subject the institution to various operating or other requirements. If an institution does not achieve a composite score of at least 1.0, it is subject to additional requirements in order to continue its participation in the Title IV programs, including, but not limited to, submitting to the Department a letter of credit in an amount equal to at least 10%, and at the Department’s discretion up to or exceeding 50%, of the Title IV funds received by the institution during its most recently completed fiscal year.

The Department measures the financial responsibility of the University based on Queso’s consolidated financial statements, and the fiscal year 2024 composite score for Queso was 2.8.

90/10 Rule

To remain eligible to participate in Title IV programs, proprietary institutions of higher education must comply with the so-called “90/10 Rule” under the Higher Education Act and must derive no more than 90% of their cash basis revenue from Federal education assistance funds, as defined in the rule. Failing the 90/10 calculation for a single year would require an institution to notify students that a subsequent failure could result in the institution’s inability to participate in Title IV programs. An institution would lose eligibility to participate in Title IV programs upon failing the 90/10 calculation for two consecutive years.

Prior to our fiscal year 2024, only Title IV funds were considered within the 90%. Due to statutory changes that are in effect for fiscal years beginning on or after January 1, 2023, the University’s fiscal year 2024 90% metric includes all Federal education assistance funds. All Federal education assistance funds includes funds

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from programs offered by the U.S. Department of Defense and U.S. Department of Veterans Affairs in addition to the Title IV funds already covered by the 90/10 Rule. University of Phoenix’s fiscal year 2024 90/10 Rule percentage was 88%.

Student Loan Cohort Default Rates

To remain eligible to participate in Title IV programs, an educational institution’s student loan cohort default rates must remain below certain specified levels. An educational institution loses eligibility to participate in Title IV programs if its cohort default rate equals or exceeds 40% for any given year or 30% for three consecutive years. The University’s cohort default rate for the 2021 federal fiscal year was zero, principally due to the Department’s federal loan payment pause initiated following the Covid-19 pandemic.

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CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of
($ in thousands)	May 31, 2025	August 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$203,497	$297,339
Restricted cash and cash equivalents	39,928	58,831
Marketable securities	9,223	16,336
Accounts receivable, net	92,075	51,245
Prepaid income taxes	1,147	871
Other current assets	20,806	16,844

Total current assets	366,676	441,466
Marketable securities	14,620	10,438
Property and equipment, net	37,899	36,262
Goodwill	3,732	—
Intangible assets, net	87,893	82,725
Operating lease right-of-use assets	43,703	49,073
Deferred income taxes, net	30,614	46,503
Other assets	21,617	28,783

Total assets	$606,754	$695,250

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$22,296	$33,476
Accrued compensation and benefits	22,556	33,939
Student deposits	12,961	83,823
Deferred revenue	73,935	45,089
Current operating lease liabilities	8,660	9,367
Other current liabilities	44,446	44,814

Total current liabilities	184,854	250,508
Long-term operating lease liabilities	67,045	74,848
Other long-term liabilities	30,370	20,964

Total liabilities	282,269	346,320
Commitments and contingencies (Note 12 and Note 13)
Equity:
General partner	—	—
Limited partners	309,640	327,259
Accumulated other comprehensive (loss) income	(39)	45

Total Queso equity	309,601	327,304
Noncontrolling interests	14,884	21,626

Total equity	324,485	348,930

Total liabilities and equity	$606,754	$695,250

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of this statement.

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CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Nine Months Ended May 31,
(In thousands, except per unit data)	2025	2024
Net revenue	$749,801	$709,799
Costs and expenses:
Instructional and support costs	325,779	299,778
General and administrative	255,703	242,886
Restructuring charges, acquisition expense and other	17,886	38,616

Total costs and expenses	599,368	581,280

Operating income	150,433	128,519
Interest income	8,334	12,149
Interest expense	(332)	(794)
Other loss, net	—	(331)

Income before income taxes	158,435	139,543
Provision for income taxes	40,564	34,414

Net income	117,871	105,129
Net income attributable to noncontrolling interests	(1,489)	(1,821)

Net income attributable to Queso	$116,382	$103,308

Earnings per unit:
Basic income per unit attributable to Queso	$113.21	$100.49
Diluted income per unit attributable to Queso	$105.27	$96.38
Basic and diluted weighted average units outstanding	1,028	1,028

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of this statement.

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CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Nine Months Ended May 31,
($ in thousands)	2025	2024
Net income	$117,871	$105,129
Other comprehensive income (net of tax)(1):
Change in fair value of available-for-sale securities	(84)	209

Comprehensive income	117,787	105,338
Comprehensive income attributable to noncontrolling interests	(1,489)	(1,821)

Comprehensive income attributable to Queso	$116,298	$103,517

(1)	The tax effect during the nine months ended May 31, 2025 and 2024, respectively, was not material.

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of this statement.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

	General Partner	Limited Partners		Accumulated Other Comprehensive (Loss) Income	Total Queso Equity	Noncontrolling Interests	Total Equity
(In thousands)	Equity	Units	Equity
Balance as of August 31, 2024	$—	1,028	$327,259	$45	$327,304	$21,626	348,930
Noncontrolling interest issued in business combination	—	—	—	—	—	4,147	4,147
Change in fair value of available-for-sale securities, net of tax	—	—	—	(84)	(84)	—	(84)
Share-based compensation in subsidiary equity	—	—	—	—	—	1,908	1,908
Capital distributions to limited partners ($130.35 per unit)	—	—	(134,001)	—	(134,001)	—	(134,001)
Capital distributions to noncontrolling interests	—	—	—	—	—	(14,286)	(14,286)
Net income	—	—	116,382	—	116,382	1,489	117,871

Balance as of May 31, 2025	$—	1,028	$309,640	$(39)	$309,601	$14,884	$324,485

	General Partner	Limited Partners		Accumulated Other Comprehensive (Loss) Income	Total Queso Equity	Noncontrolling Interests	Total Equity
(In thousands)	Equity	Units	Equity
Balance as of August 31, 2023	$—	1,028	$284,088	$(234)	$283,854	$19,516	303,370
Change in fair value of available-for-sale securities, net of tax	—	—	—	209	209	—	209
Share-based compensation in subsidiary equity	—	—	—	—	—	3,727	3,727
Capital contributions	—	—	—	—	—	98	98
Capital distributions to limited partners ($68.05 per unit)	—	—	(69,959)	—	(69,959)	—	(69,959)
Capital distributions to noncontrolling interests	—	—	—	—	—	(5,315)	(5,315)
Net income	—	—	103,308	—	103,308	1,821	105,129

Balance as of May 31, 2024	$—	1,028	$317,437	$(25)	$317,412	$19,847	$337,259

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of this statement.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended May 31,
($ in thousands)	2025	2024
Operating activities:
Net income	$117,871	$105,129
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,908	3,727
Depreciation and amortization	16,348	16,297
Non-cash lease expense	5,370	5,942
Loss on interest rate swaptions	—	12,727
Impairment charges and asset disposal losses	113	180
Provision for credit losses on accounts receivable	35,885	29,930
Deferred income taxes	28,885	25,151
Changes in assets and liabilities, excluding the impact of acquisition:
Accounts receivable	(76,715)	(36,320)
Prepaid income taxes	(276)	452
Other assets	983	(5,382)
Accounts payable	(11,197)	1,192
Accrued compensation and benefits	(11,383)	(11,984)
Student deposits	(70,862)	(10,473)
Deferred revenue	28,742	19,460
Operating lease liabilities	(8,510)	(11,291)
Other liabilities	(5,373)	(4,212)

Net cash provided by operating activities	51,789	140,525
Investing activities:
Purchases of property and equipment	(16,399)	(16,127)
Purchases of marketable securities	(20,557)	—
Sales of marketable securities	8,475	—
Maturities of marketable securities	14,723	10,756
Acquisition, net of cash acquired	(1,982)	—
Other investing activities	(58)	(198)

Net cash used in investing activities	(15,798)	(5,569)
Financing activities:
Capital contributions	—	98
Capital distributions to noncontrolling interests	(14,735)	(5,315)
Capital distributions to limited partners	(134,001)	(69,959)

Net cash used in financing activities	(148,736)	(75,176)
Net change in cash and restricted cash	(112,745)	59,780
Cash and restricted cash, beginning	356,170	295,629

Cash and restricted cash, end	$243,425	$355,409

Supplemental disclosure of cash payments and non-cash activities:
Income tax payments, net	$11,987	$8,812
Noncontrolling interest issued in business combination	$4,147	$—

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of this statement.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Nature of Operations and Significant Accounting Policies

Description of Business

AP VIII Queso Holdings, L.P. (“Queso”, and together with its subsidiaries, the “Company”, “we”, “us”, or “our”) is a limited partnership that was formed in accordance with the laws of Delaware on January 9, 2014. However, Queso has made an election to be classified as a corporation for federal income tax purposes. Our fiscal year is from September 1 to August 31.

As of May 31, 2025, the limited partners have contributed $1,028 million to the Company, in exchange for the issuance of units representing a fractional part of the partnership interests of all limited partners in Queso. No limited partner has any right or obligation to make any further capital contributions to Queso. Additional capital contributions may be made to Queso pursuant to the issuance of additional equity interests of Queso, subject to the preemptive rights of the limited partners. Distributions of available cash or other assets to the limited partners of Queso (in proportion to their relative percentage interests) are to be made at such times and in such amounts as its general partner determines.

On February 1, 2017, Queso acquired Apollo Education Group, Inc. and its subsidiaries (“AEG”) which was publicly traded prior to the acquisition, pursuant to an Agreement and Plan of Merger, dated February 7, 2016, by merging Socrates Merger Sub, Inc., an Arizona corporation and a wholly owned subsidiary of Queso, with and into AEG (the “Merger”), with AEG surviving as a wholly owned subsidiary of Queso. Following the Merger, Queso holds all of the equity interests in AEG, an education provider that offers undergraduate, graduate, certificate and nondegree educational programs and services principally online to working adults in the U.S. through The University of Phoenix, Inc. (the “University”).

Pursuit of Strategic Alternatives

On May 31, 2023, the University entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Four Three Education, Inc. (“Four Three”), an Idaho non-profit corporation affiliated with The Regents of the University of Idaho (“UofI”), under which Four Three would acquire substantially all the assets which relate to, or are used in connection with, operating the business of the University for a base purchase price of $550 million. In June 2024, the Purchase Agreement was extended through June 10, 2025 to provide additional time to complete the sale. As part of the extension, University of Phoenix paid a $5 million extension fee to UofI and the exclusivity clause in the Purchase Agreement was removed providing University of Phoenix the right to pursue other transactions at its discretion. In June 2025, we terminated the Purchase Agreement and paid an incremental fee of $12.2 million to UofI, which will be included in restructuring charges, acquisition expense and other on our condensed consolidated statements of income in the fourth quarter of fiscal year 2025.

We expense all offering costs, primarily consisting of accounting, legal, printing and filing services, and other third-party fees related to an IPO, as incurred because we are not expecting to receive any proceeds from such offering. We have incurred approximately $6 million of these offering costs in the nine months ended May 31, 2025, and did not incur any of these offering costs in fiscal year 2024. These costs are included in restructuring charges, acquisition expense and other on our condensed consolidated statements of income.

Basis of Presentation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) regarding interim

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

reporting and, in our opinion, reflect all adjustments of a normal, recurring nature that are necessary for the fair presentation of our financial condition, results of operations and cash flows for the periods presented. These unaudited interim condensed consolidated financial statements do not include all of the information and note disclosures required by GAAP for annual financial statements. Therefore, this information should be read in conjunction with our audited consolidated financial statements and related notes for the fiscal year ended August 31, 2024. We consistently applied the accounting policies described in the notes to audited consolidated financial statements in preparing these unaudited interim condensed consolidated financial statements.

Principles of Consolidation

These condensed consolidated financial statements include the assets, liabilities, revenues and expenses of Queso, our wholly owned subsidiaries and other subsidiaries that we control, substantially all of which represents the University. We eliminate intercompany transactions and balances in consolidation.

Seasonality

Although the University’s non-term academic model encompassing a series of courses taken consecutively over the length of the program reduces seasonal enrollment fluctuations, we have historically experienced, and expect to continue to experience, lower net revenue in our second fiscal quarter (December through February) compared to other quarters due to the University’s holiday breaks when no related net revenue is recognized. While our operating costs generally do not fluctuate significantly on a quarterly basis, we have historically experienced, and expect to continue to experience, increased marketing expense in our second and fourth fiscal quarters due to course starts that occur during traditional back-to-school seasons. Because of these seasonal trends and other factors, the results of operations for the nine months ended May 31, 2025 are not necessarily indicative of the results to be expected for the fiscal year ending August 31, 2025.

Revenue Recognition

We recognize revenue in a manner to depict the transfer of goods or services to our customers at an amount that reflects the consideration we expect to receive in exchange for our goods or services. The University generates all of our consolidated net revenue, and substantially all of the University’s net revenue is generated from tuition-bearing degree programs. The University’s students generally fund their education through loans and/or grants from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder (“Title IV”), military benefit programs, tuition assistance from their employers, or personal funds.

We analyze revenue recognition on a portfolio approach based on our determination that the University’s students generally behave similarly (e.g., enrollment agreements all contain similar terms, refund policies are consistent, and all students work with the University to obtain some type of funding as described above). We do not expect that revenue earned for the portfolio is significantly different as compared to revenue that would be earned if we were to assess each contract separately.

Under the University’s non-term academic delivery model, students generally enroll in a program of study encompassing a series of courses taken consecutively over the length of the program. Each course represents one performance obligation that the University satisfies over time and, accordingly, time elapsed (an output method) is used to recognize revenue evenly over the duration of the course (e.g., daily over five weeks for a five-week course). For students who participate in the University’s risk-free, three-week program during their first credit-bearing course, the University does not recognize revenue for the risk-free period until students continue beyond the risk-free period, which is when the contract with the student has commercial substance.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The University’s refund policy permits students who attend 60% or less of a course to be eligible for a refund for the portion of the course they did not attend. Accordingly, the University ceases revenue recognition for the remainder of a course if a student withdraws prior to the tuition refund period elapsing. We record refunds as a reduction of deferred revenue, and refunds are limited to the balance of deferred revenue at the date that a student withdraws.

Discounts are generally recognized over the period of instruction in the same manner as the related revenue to which the discount relates. Additionally, the University offers certain discount programs which provide students with the opportunity to earn increased tuition discounts as they take certain courses. The University evaluates such programs to determine whether the future discounts represent a material right to the student. If the future discounts represent a material right, we estimate the amount of these future discounts based on historical experience with student persistence and recognize the associated amount when the performance obligation is satisfied, which is either when the student attends applicable future courses or is no longer eligible for the discount. As of May 31, 2025 and August 31, 2024, we had $16.3 million and $10.3 million, respectively, of contract liabilities for discount programs that represent material rights to students.

Tuition benefits for our employees and their eligible dependents are included in net revenue and instructional and support costs and were $2.8 million and $2.4 million during the nine months ended May 31, 2025 and 2024, respectively.

Sales and other indirect taxes collected from students and remitted to governmental authorities are excluded from net revenue. Collected but unremitted sales and other indirect taxes are included as a liability on our condensed consolidated balance sheets and are not material to our condensed consolidated financial statements.

As of May 31, 2025 and August 31, 2024, we had contract liabilities consisting of deferred revenue and student deposits as reflected on our condensed consolidated balance sheets. The decrease in student deposits from August 31, 2024 to May 31, 2025 was primarily due to a change in the timing of financial aid disbursements for the University’s students. Before the change, financial aid funds were typically disbursed in two installments that generally involved four courses. Such funding was included in student deposits on our condensed consolidated balance sheets until students began subsequent courses. Beginning in July 2024, the University began transitioning to financial aid disbursements by course with students transitioning after they complete their current academic year. Other changes in our contract liabilities primarily result from the timing of financial aid disbursements and course starts along with our associated performance.

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents

The following provides a reconciliation of cash and restricted cash as presented on our condensed consolidated statements of cash flows as of the respective period ends:

($ in thousands)	May 31, 2025	August 31, 2024
Cash and cash equivalents	$203,497	$297,339
Restricted cash and cash equivalents	39,928	58,831

Total cash and restricted cash	$243,425	$356,170

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Related Party Transactions

We receive management consulting and advisory fees for approximately $2 million per year, which includes certain reimbursable costs, payable to an affiliate of Apollo Global Management, Inc. (“Apollo”) and The Vistria Group, LP (“Vistria”). Apollo and Vistria are affiliated with entities that have ownership interests in Queso. Fees associated with these services are included in restructuring charges, acquisition expense and other on our condensed consolidated statements of income.

We also have related party transactions with certain Apollo-affiliated portfolio companies, which includes payments of $3.2 million and $2.6 million in the nine months ending May 31, 2025 and 2024, respectively, to Rackspace Technology, Inc. for technology services.

Segment Reporting

We have one operating segment, the University, which represents all of our consolidated net revenue in fiscal years 2024 and 2023 and in the first nine months of fiscal year 2025. Our chief operating decision maker evaluates performance and manages our operations as a whole at the consolidated level, and operating results are not evaluated on any component level.

New Accounting Standards

Segment Reporting—Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, which provides updates to qualitative and quantitative reportable segment disclosure requirements, including enhanced disclosures about significant segment expenses and increased interim disclosure requirements, among others. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. This ASU is effective for our annual financial statements for fiscal year 2025 and our interim financial statements beginning in fiscal year 2026. We are currently evaluating the impact this ASU may have on our financial statement disclosures.

Income Taxes—Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures, which modifies and enhances certain required income tax disclosures. ASU 2023-09 will be effective for our fiscal year beginning on September 1, 2025 and we are currently evaluating the impact it may have on our financial statement disclosures.

Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosure of certain amounts included in the expense captions presented on the statement of operations, as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. This ASU will be effective for our fiscal year beginning on September 1, 2027 and we are currently evaluating the impact this ASU may have on our financial statement disclosures.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Subsequent Events

We have evaluated events after May 31, 2025 and through July 10, 2025, which is the date the unaudited condensed consolidated financial statements were available to be issued.

Subsequent to May 31, 2025:

•	Queso distributed approximately $80 million to its limited partners, representing $78.21 per unit, and approximately $8 million to noncontrolling interests, and

•	Queso paid a $12.2 million termination fee to UofI as described above.

Note 2. Restructuring Charges, Acquisition Expense and Other

Restructuring charges, acquisition expense and other include the following for the respective periods:

	Nine Months Ended May 31,
($ in thousands)	2025	2024
Exited leases expense, net	$3,837	$12,522
Severance costs	192	525
Loss on interest rate swaptions	—	12,727
Strategic alternatives expense(1)	7,401	6,518
Other	6,456	6,324

Restructuring charges, acquisition expense and other	$17,886	$38,616

(1)

Strategic alternatives expense includes costs associated with the evaluation of strategic alternatives for the future ownership of the University (refer to Note 1, Nature of Operations and Significant Accounting Policies).

The University’s restructuring activities over recent years have been completed and principally included closing ground locations, rationalizing leased administrative office facilities, and workforce reductions. Our liability associated with these activities was $16.6 million and $21.9 million as of May 31, 2025 and August 31, 2024, respectively, and principally represents the present value of future estimated non-rent, executory costs associated with an exited lease that will be paid over the respective lease term through fiscal year 2031. The decrease in the liability during the nine months ended May 31, 2025 was principally attributable to payments related to such lease and a decrease in estimated future costs. The gross, undiscounted obligation associated with this liability was approximately $20 million as of May 31, 2025.

Note 3. Acquisition

As of August 31, 2024, Talent Mobility, LLC, a wholly owned subsidiary of AEG, had a minority ownership interest in Empath, Inc. (“Empath”). Empath provides clients with a company-wide skills inventory for its employees through machine learning-based skills inference. In the first quarter of fiscal year 2025, AEG acquired a controlling interest in Empath pursuant to an Agreement and Plan of Merger, by merging Talent Mobility, LLC with Empath, with Empath surviving as a subsidiary of AEG. AEG paid approximately $2 million, net of cash acquired, to facilitate this merger and did not incur material transaction costs.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

We accounted for this merger as a business combination and allocated the purchase price to the assets acquired and liabilities assumed at fair value as summarized below:

($ in thousands)
Cash	$2,418
Definite-lived intangibles - Technology (3 year useful life)	7,254
Goodwill	3,732
Deferred income taxes	(1,706)
Other	(99)

Total assets acquired and liabilities assumed, net	11,599
Less: Fair value of noncontrolling interests	(4,147)

Total fair value of consideration transferred	7,452
Less: Cash acquired	(2,418)
Less: Fair value of equity method investment	(2,452)
Less: Note forgiven	(600)

Cash paid for acquisition, net of cash acquired	$1,982

We determined fair value using the following assumptions, the majority of which include significant unobservable inputs (Level 3), that we believe reasonable market participants would use while employing the concept of highest and best use of the respective items:

•

Intangibles—We valued the technology primarily using the replacement cost approach. We determined this acquired intangible asset is finite-lived and we are amortizing the asset on a straight-line basis over three years, which we believe reflects the pattern in which the economic benefits of the asset are expected to be consumed.

•	Other—The carrying value of all other assets and liabilities approximated fair value at the time of acquisition.

•

Noncontrolling interests—We estimated the fair value of the noncontrolling interests principally as the noncontrolling ownership percentage of the implied fair value of the acquired entity, and applied a discount for lack of control.

The goodwill resulting from the merger is principally attributable to the future earnings potential associated with customer enrollment growth and other intangibles that do not qualify for separate recognition such as the assembled workforce.

The operating results of Empath are included in our condensed consolidated financial statements from the date of acquisition and its results are not material to our condensed consolidated results of operations. Pro forma financial information is not presented as Empath’s results were not material to our condensed consolidated statements of income.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 4. Financial Instruments

The following summarizes our cash and cash equivalents, restricted cash and cash equivalents and marketable securities by financial instrument category as of the respective period ends:

	May 31, 2025
($ in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents(1)	Current Marketable Securities	Noncurrent Marketable Securities
Cash	$139,708	$—	$—	$139,708	$139,708	$—	$—
Level 1:
Money market funds	103,717	—	—	103,717	103,717	—	—
Level 2:
Corporate bonds	21,875	2	(51)	21,826	—	9,223	12,603
Other	2,020	—	(3)	2,017	—	—	2,017

Total	$267,320	$2	$(54)	$267,268	$243,425	$9,223	$14,620

	August 31, 2024
($ in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents(1)	Current Marketable Securities	Noncurrent Marketable Securities
Cash	$162,273	$—	$—	$162,273	$162,273	$—	$—
Level 1:
Money market funds	193,897	—	—	193,897	193,897	—	—
Level 2:
Corporate bonds	26,714	75	(15)	26,774	—	16,336	10,438

Total	$382,884	$75	$(15)	$382,944	$356,170	$16,336	$10,438

(1)	Includes restricted cash and cash equivalents.

We measure our financial instruments at fair value on a recurring basis as follows:

•	Money market funds—We use Level 1 inputs that primarily consist of real-time quotes for transactions in active exchange markets involving identical assets.

•

Other financial instruments—We use a market approach with Level 2 observable inputs for all other securities. The Level 2 inputs include quoted prices for similar assets in active markets, or quoted prices for identical or similar assets in markets that are not active.

Our marketable securities have maturities that occur within three years. We may sell certain of our marketable securities prior to their stated maturities for strategic reasons including, but not limited to, investment yield and credit risk management. We have not recognized significant gains or losses related to such sales. Additionally, all of our securities are investment grade and we have no related allowance for credit losses as of May 31, 2025.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 5. Accounts Receivable, Net

Accounts receivable, net consist of the following as of the respective period ends:

($ in thousands)	May 31, 2025	August 31, 2024
Student accounts receivable	$136,050	$97,388
Allowance for credit losses	(46,388)	(49,200)

Net student accounts receivable	89,662	48,188
Related party receivable	—	600
Other receivables	2,413	2,457

Accounts receivable, net	$92,075	$51,245

The student receivables are not collateralized; however, credit risk is reduced as the amount owed by any individual student is insignificant relative to the total student receivables.

The following summarizes the activity in allowance for credit losses during the respective periods:

	Nine Months Ended May 31,
($ in thousands)	2025	2024
Beginning allowance for credit losses	$49,200	$51,972
Provision for credit losses on accounts receivable	35,885	29,930
Write-offs, net of recoveries	(38,697)	(19,402)

Ending allowance for credit losses	$46,388	$62,500

Note 6. Leases

Lease expense is included in instructional and support costs, general and administrative and restructuring charges, acquisition expense and other on our condensed consolidated statements of income. The components of our operating lease costs were the following during the respective periods:

	Nine Months Ended May 31,
($ in thousands)	2025	2024
Operating lease cost	$10,307	$11,668
Variable lease cost(1)	2,090	2,962
Less: Sublease income	(4,960)	(4,086)

Total lease cost	$7,437	$10,544

(1)	We did not have any material short-term lease cost in the nine months ended May 31, 2025 and 2024, respectively.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The maturities of our operating lease payments were as follows for periods subsequent to May 31, 2025:

($ in thousands)
Remainder of 2025	$2,635
2026	15,946
2027	16,265
2028	16,590
2029	16,922
Thereafter	27,445

Total operating lease payments	95,803
Less: liability accretion	(20,098)

Present value of operating lease liabilities	75,705
Less: current operating lease liabilities	(8,660)

Long-term operating lease liabilities	$67,045

The following provides supplemental information related to leases:

	Nine Months Ended May 31,
	2025	2024
Cash paid for amounts included in the measurement of operating lease liabilities	$13.4 million	$17.0 million
Operating lease right-of-use asset changes in exchange for new / remeasured lease liabilities	None	None

	May 31, 2025	August 31, 2024
Weighted-average remaining operating lease term	6 years	7 years
Weighted-average operating lease discount rate	8.6%	8.6%

Note 7. Intangibles

Intangibles consist of the following as of the respective period ends:

	May 31, 2025			August 31, 2024
($ in thousands)	Gross Carrying Amount(1)	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Curriculum	$1,110	$(758)	$352	$1,154	$(529)	$625
Technology(1)	7,254	(1,813)	5,441	—	—	—

Total finite-lived intangibles	8,364	(2,571)	5,793	1,154	(529)	625
Trademark	20,600	—	20,600	20,600	—	20,600
Accreditation	61,500	—	61,500	61,500	—	61,500

Total indefinite-lived intangibles	82,100	—	82,100	82,100	—	82,100

Total intangible assets, net	$90,464	$(2,571)	$87,893	$83,254	$(529)	$82,725

(1)	As disclosed in Note 3, Acquisition, we acquired certain intangibles in fiscal year 2025.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The weighted average remaining useful life of our finite-lived intangibles as of May 31, 2025 was approximately 2 years and the estimated future amortization expense of our finite-lived intangibles as of May 31, 2025 is as follows:

($ in thousands)	Remainder of 2025	2026	2027	2028	Total
Estimated future amortization expense(1)	$682	$2,588	$2,514	$9	$5,793

(1)	Estimated future amortization expense may vary if acquisitions and dispositions occur in the future.

Note 8. Other Liabilities

Other current liabilities consist of the following as of the respective period ends:

($ in thousands)	May 31, 2025	August 31, 2024
Contract liabilities for discount programs	$16,293	$10,305
Accrued advertising	9,692	15,378
Restructuring obligations	2,922	3,408
Other	15,539	15,723

Total other current liabilities	$44,446	$44,814

Other long-term liabilities consist of the following as of the respective period ends:

($ in thousands)	May 31, 2025	August 31, 2024
Uncertain tax position(1)	$14,674	$—
Restructuring obligations	13,652	18,478
Other	2,044	2,486

Total other long-term liabilities	$30,370	$20,964

(1)

This uncertain tax position relates to a worthless stock deduction taken in fiscal year 2019. We have recorded an uncertain tax position liability as we use the net operating losses associated with the unrecognized tax benefits.

Note 9. Income Taxes

We determine our interim income tax provision by estimating our effective income tax rate expected to be applicable for the full fiscal year. Our effective income tax rate is dependent upon several factors, such as tax rates in state jurisdictions and the relative amount of income we earn in such jurisdictions. In determining our full year estimate, we do not include the estimated impact of unusual and/or infrequent items, which may cause significant variations in the customary relationship between income tax expense and income before income taxes. We exercise significant judgment in determining our income tax provision due to transactions, credits and calculations where the ultimate tax determination is uncertain.

Our income tax expense for the nine months ended May 31, 2025 was $40.6 million, or 25.6% of pre-tax income, compared to $34.4 million, or 24.7% of pre-tax income, for the nine months ended May 31, 2024. The effective income tax rate for both periods differed from the federal statutory rate of 21% primarily due to state income taxes.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Our U.S. federal income tax returns for fiscal years 2022 through 2024 are currently open for review by the Internal Revenue Service. Additionally, tax years as early as fiscal year 2019 remain subject to examination by state or local tax authorities.

Note 10. Share-based Compensation

The following details share-based compensation for the respective periods:

	Nine Months Ended May 31,
($ in thousands)	2025	2024
Instructional and support costs	$654	$1,166
General and administrative	1,254	2,561

Share-based compensation	1,908	3,727
Tax effect of share-based compensation	469	920

Share-based compensation, net of tax	$1,439	$2,807

The University adopted the University of Phoenix, Inc. Management Equity Plan (“UOPX Plan”) whereby the University may grant various share-based awards covering shares of its common stock, including nonqualified stock options, restricted stock units (“RSUs”) and other equity-based awards. Approximately 7.4 million shares of the University’s common stock have been reserved for issuance over the term of the UOPX Plan and 5.4 million shares are available for issuance under the UOPX Plan as of May 31, 2025.

We did not grant any equity awards during the nine months ended May 31, 2025.

As of May 31, 2025, the University had $0.3 million of unrecognized compensation expense related to unvested stock options that are expected to vest, and approximately $12 million of unrecognized compensation expense related to stock options that vest upon certain changes in control or ownership.

As of May 31, 2025, the University had $1.2 million of unrecognized compensation expense related to unvested RSUs, which is expected to be recognized over a weighted average period of approximately one year.

Note 11. Earnings Per Unit

We calculate earnings per unit by dividing net income attributable to Queso by the weighted average units outstanding. The units are held by the limited partners and there are no potentially dilutive securities in Queso. However, all of our share-based awards cover common stock in our subsidiary, the University, and the issuance of such shares are potentially dilutive by increasing noncontrolling interests and thereby decreasing income attributable to Queso. We calculate the dilutive effect of our share-based awards by applying the treasury stock method.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The components of basic and diluted earnings per unit consist of the following for the respective periods:

	Nine Months Ended May 31,
(In thousands, except per unit data)	2025	2024
Numerator:
Net income attributable to Queso	$116,382	$103,308
Dilutive effect of share-based awards in subsidiary	(8,163)	(4,227)

Net income available to Queso after dilutive effect	$108,219	$99,081
Denominator:
Basic and diluted weighted average units outstanding	1,028	1,028
Basic income per unit attributable to Queso	$113.21	$100.49
Diluted income per unit attributable to Queso	$105.27	$96.38
Share-based awards in subsidiary:
Dilutive stock options(1)	2,224	1,482
Dilutive restricted stock units(1)	51	29

(1)

Diluted income per unit attributable to Queso during the nine months ended May 31, 2025 excludes approximately 2.1 million and 0.1 million outstanding stock options and restricted stock units, respectively, and 2.5 million and 0.1 million during the nine months ended May 31, 2024, respectively, because such awards are contingently issuable shares. Substantially all of the contingently issuable awards vest upon certain changes in control or ownership and some are contingently issuable because they vest upon achievement of performance conditions.

Note 12. Commitments and Contingencies

Letters of Credit

We had a $32 million and $35 million outstanding cash collateralized letter of credit as of May 31, 2025 and August 31, 2024, respectively, which supports a sublease for a facility we have exited.

Surety Bonds

Our insurers issue surety bonds that are required by various states where we operate, or that are required for other purposes. We are obligated to reimburse our insurers for any surety bonds that are paid. As of both May 31, 2025 and August 31, 2024, the face amount of these surety bonds was less than $1 million.

Litigation and Other Matters

We are subject to various claims and contingencies that arise from time to time in the ordinary course of business, including those related to regulation, litigation, business transactions, employee-related matters and taxes, among others. We do not believe any of these are material for separate disclosure and we do not believe any of these, individually or in the aggregate, will have a material effect on our consolidated financial position, results of operations or cash flows.

The following is a description of pending litigation, settlements, and other proceedings that fall outside the scope of ordinary and routine litigation incidental to our business.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Class Action Lawsuit

On April 1, 2025, Janielle Dawson filed a class action complaint against University of Phoenix in the United States District Court for the Northern District of Illinois. The complaint alleges that University of Phoenix violated the Video Privacy Protection Act, Electronic Communications and Privacy Act, and the Illinois Eavesdropping Act by integrating third-party tracking technology in its website and thereby disclosing to third parties its users’ personally identifiable and other protected information. The complaint seeks to recover damages on behalf of plaintiff and other members of the class.

Because of the many questions of fact and law that may arise, the outcome of this legal proceeding is uncertain at this point. Based on information available to us at present, we cannot reasonably estimate a range of loss for this action and, accordingly, we have not accrued any liability associated with this action.

Note 13. Regulatory Matters

Accreditation

University of Phoenix has been accredited by the Higher Learning Commission (“HLC”) since 1978 and holds other programmatic accreditations. In fiscal year 2023, the accreditation of the University was reaffirmed by the HLC through the 2032-2033 academic year.

Student Financial Aid

All U.S. federal student financial aid programs are established by Title IV of the Higher Education Act and regulations promulgated thereunder. The Higher Education Act specifies the manner in which the U.S. Department of Education reviews institutions for eligibility and certification to participate in Title IV programs and enters into a Program Participation Agreement (“PPA”) with institutions. In October 2020, the University received renewal of its Title IV PPA approving the University’s continued participation in Title IV programs with full certification through September 30, 2023. While the University submitted necessary documentation for re-certification in anticipation of the expiration of its certification on September 30, 2023, the Department of Education did not make a decision on our recertification application by such date. Accordingly, our participation in Title IV programs has been automatically extended on a month-to-month basis pending the Department of Education’s decision on our application.

The U.S. Congress must periodically reauthorize the Higher Education Act and annually determine the funding level for each Title IV program. The most recent reauthorization of the Higher Education Act expired September 30, 2013, but Title IV student financial aid programs remain authorized and functioning. However, as part of the annual federal budget reconciliation process, on July 4, 2025, amendments to the Higher Education Act revising certain federal student aid program provisions were enacted into law. Amongst other provisions, the recent amendments create new accountability standards conditioning the eligibility of educational programs upon compliance with benchmarks that compare former students’ earnings after completion to amounts earned by working adults with lesser credentials. The impact of the recent amendments to the Higher Education Act, and of future regulatory and policy changes resulting from those amendments, cannot be predicted, and could have a material adverse effect on our business, financial condition and results of operations.

Borrower Defense to Repayment Claims and Closed School Loan Discharges

In fiscal year 2020, the U.S. Department of Education began sending borrower defense applications to the University. As part of the fact-finding process, the Department sends individual student applications to the

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

University and allows the University the opportunity to submit responses to the borrower defense applications. The University has submitted initial substantive responses to these applications to the Department within the prescribed time period.

In August 2021, the Department announced its intention to establish a negotiated rulemaking committee to develop proposed regulations for borrower defense to repayment and other topics. This negotiated rulemaking began in October 2021 and concluded in December 2021 with the committee failing to reach consensus on borrower defense to repayment. In July 2022, the Department released proposed borrower defense regulations for public comment (“2022 Rules”). Notably, although the 2022 Rules went into effect on July 1, 2023, they were retroactively stayed a short time later in connection with a challenge in the 5th Circuit Court of Appeals. The 5th Circuit also remanded the case back to the lower court for the continuation of the litigation challenging the validity of the 2022 Rules, and the Department subsequently asked the Supreme Court to review the 5th Circuit’s decision, which it agreed to do. The Department (after the January 2025 change in administration) initially asked for the appeal to be held in abeyance to allow the Department to “reassess the basis for and soundness of the Department’s borrower-defense regulations,” which request the Supreme Court granted. However, on May 29, 2025, the Department asked the Supreme Court to resume briefing. On June 23, 2025 the Supreme Court granted the Department of Education’s request to resume briefing. The litigation remains pending, and the Department of Education’s complete position on those legal issues is unknown at present. The 5th Circuit’s stay of the 2022 Rules will remain in place while the litigation moves forward. The recent amendments to the Higher Education Act, enacted on July 4, 2025, described above delay the implementation of the 2022 Rules until June 30, 2035. It is unclear what effect this will have on the above litigation proceedings.

If the 2022 Rules are ultimately allowed to move forward, they would, among other things, set a single standard and streamlined process for loan discharge that would apply to all future and pending borrower defense claims as of July 1, 2023, instead of various standards based on the date of the borrower’s first loan disbursement; define what kinds of misconduct could lead to borrower defense discharges; establish a presumption that borrowers reasonably relied upon misrepresentations or omissions; establish a reconsideration process for borrowers whose claims are not approved for a full discharge, and create a process for forming groups of borrowers and adjudicating claims based on the common facts of those group claims. The 2022 Rules maintained the Department’s ability to seek recoupment of funds from institutions for discharged loans, and the recoupment process remains separate from the loan discharge process. In addition, the 2022 Rules prohibit institutions from requiring borrowers to sign mandatory pre-dispute arbitration agreements or class action waivers for claims related to the making of a Federal Direct Loan or the provision of educational services for which the loan was obtained.

On October 31, 2022, the Department published final rules updating the eligibility criteria for and the process by which borrowers can be eligible to receive a closed school loan discharge. The updated rules allow the Department to process automatic closed school discharges and establishes a discharge window of 180 days prior to the school’s closure. The regulation also states that eligible borrowers may receive a discharge if the borrower does not complete either a teach-out or the continuation of their program at a particular location of the school, and gives the Department the authority to adjust the closure date in cases where the institution discontinues the programs in which most borrowers were enrolled. The new regulations were effective July 1, 2023, and have been stayed pursuant to the same litigation impacting the borrower defense rules. Pending the resolution of the litigation, the Department will process closed school loan discharge applications using earlier rules. The recent amendments to the Higher Education Act also delayed the implementation of the updated 2022 closed school loan discharges rules until June 30, 2035.

AP VIII QUESO HOLDINGS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

On September 20, 2023, the Department announced its approval to discharge nearly $37 million in borrower defense claims for more than 1,200 students who enrolled at University of Phoenix between September 21, 2012 and December 31, 2014. The Department’s announcement noted it reviewed evidence obtained from the FTC related to its December 2019 Complaint and Settlement with the University, as well as information the Department obtained from the University’s responses to borrower defense claims in connection with its fact-finding process. Although the Department announced that it intends to initiate a recoupment proceeding against the University to seek repayment of the liabilities associated with these approved claims, we have not received any associated communication from the Department. In addition, a recent ruling from the 9th Circuit Court of Appeals in a borrower defense-related case to which the University is not a party appears to signal that the Department cannot pursue recoupment of the 1,200 claims mentioned above.

Because of the many questions of fact and law that may arise, the outcome of borrower defense claims is uncertain at this point. Based on the information available to us at present, we cannot estimate a reasonably possible range of loss for borrower defense claims and, accordingly, we have not accrued any liability associated with such claims.

    Shares

Phoenix Education Partners, Inc.

Common Stock

PROSPECTUS

Morgan Stanley	Goldman Sachs & Co. LLC	BMO Capital Markets	Jefferies
Apollo Global Securities

Through and including      , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the SEC and all other expenses to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement. All of such expenses are estimates, except for the SEC registration fee, the Financial Industry Regulatory Authority Inc. filing fee, and the stock exchange listing fee.

SEC registration fee		$15,310
Stock exchange listing fee		*
Financial Industry Regulatory Authority filing fee		15,500
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise. The registrant’s bylaws provide for indemnification by the registrant of its directors, officers, and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) a director for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions; (iv) for any transaction from which the director or officer derived an improper personal benefit; or (v) an officer in any action by or in the right of the corporation. The registrant’s certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement we enter into in connection with the sale of common stock being registered will provide for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

We expect to enter into customary indemnification agreements with our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold or granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants. Such information is rounded to the nearest whole number.

In connection with the Reorganization Transactions described in “Prospectus Summary—The Reorganization Transactions,” Phoenix Education Partners, Inc. will issue   shares of common stock and may also be required to issue    shares of common stock upon the vesting of the University’s outstanding RSUs or in exchange for the University’s common stock upon the exercise of the University’s outstanding stock options. The shares of common stock described above will be issued in reliance on the exemption provided by Section 4(a)(2) of the Securities Act on the basis that it will not involve a public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement

3.1*	Form of Certificate of Incorporation of Phoenix Education Partners, Inc., to become effective immediately prior to the completion of this offering

3.2*	Form of Bylaws of Phoenix Education Partners, Inc., to become effective immediately prior to the completion of this offering

5.1**	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered

10.1*	Form of Stockholders’ Agreement by and among Phoenix Education Partners, Inc., TVG-I-E-AEG Holdings, LP and AP VIII Socrates Holdings, L.P.

10.2*	Form of Registration Rights Agreement by and among Phoenix Education Partners, Inc. and the Holders party thereto

10.3*	Form of The University of Phoenix, Inc. Amended & Restated Stockholders’ Agreement by and among the University of Phoenix, Inc., Phoenix Education Operating Corp. and Phoenix Education Partners, Inc.

10.4†*	Offer Letter between The University of Phoenix, Inc. and Christopher Lynne, dated as of December 15, 2022

10.5†	Offer Letter between The University of Phoenix, Inc. and Blair Westblom, dated as of February 14, 2017

10.6†*	Form of The University of Phoenix, Inc. Nonqualified Stock Option Grant Certificate for Fiscal Year 2022 (Executives – Change in Control Standard)

10.7†*	Form of The University of Phoenix, Inc. Nonqualified Stock Option Grant Certificate for Fiscal Year 2023 (Change in Control Standard)

10.8†*	Form of The University of Phoenix, Inc. Nonqualified Stock Option Grant Certificate for Fiscal Year 2023 (Performance Standard)

10.9†*	Form of The University of Phoenix, Inc. RSU Grant Certificate for Fiscal Year 2023 (Performance Standard)

Exhibit Number	Exhibit Description

10.10†*	Form of The University of Phoenix, Inc. RSU Grant Certificate for Fiscal Year 2023 (Time Standard)

10.11†*	Form of The University of Phoenix, Inc. RSU Grant Certificate for Fiscal Year 2024 (Performance Standard)

10.12†*	Form of The University of Phoenix, Inc. RSU Grant Certificate for Fiscal Year 2024 (Time Standard)

10.13†*	The University of Phoenix, Inc. Management Equity Plan

10.14†*	Phoenix Education Partners, Inc. 2025 Omnibus Incentive Plan

10.15†	Form of Phoenix Education Partners, Inc. RSU Grant Certificate

10.16†	Form of Phoenix Education Partners, Inc. PSU Grant Certificate

10.17†*	The University of Phoenix, Inc. Bonus Plan – Executive Team

10.18†*	The University of Phoenix, Inc. Bonus Plan – Leadership Team

10.19†*	The University of Phoenix, Inc. Deferred Compensation Plan

10.20†*	Amended and Restated The University of Phoenix, Inc. Senior Executive Severance Pay Plan

10.21†*	Phoenix Education Partners, Inc. Employee Stock Purchase Plan

10.22†*	Form of Indemnification Agreement

10.23†	Offer Letter between The University of Phoenix, Inc. and Srini Medi, dated as of May 1, 2020

10.24†	Form of University of Phoenix, Inc. Retention Agreement

21.1*	Subsidiaries of the registrant

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2**	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney

99.1*	Consent of Christopher Lynne to be named as director nominee of Phoenix Education Partners, Inc.

99.2*	Consent of Andrew Bird to be named as director nominee of Phoenix Education Partners, Inc.

99.3*	Consent of Peter Cohen to be named as director nominee of Phoenix Education Partners, Inc.

99.4*	Consent of Jeffrey Denham to be named as director nominee of Phoenix Education Partners, Inc.

99.5*	Consent of Theodore Kwon to be named as director nominee of Phoenix Education Partners, Inc.

99.6*	Consent of Martin H. Nesbitt to be named as director nominee of Phoenix Education Partners, Inc.

99.7*	Consent of Adnan A. Nisar to be named as director nominee of Phoenix Education Partners, Inc.

99.8*	Consent of John Sizer to be named as director nominee of Phoenix Education Partners, Inc.

99.9*	Consent of Itai Wallach to be named as director nominee of Phoenix Education Partners, Inc.

99.10*	Consent of Johannes Worsoe to be named as director nominee of Phoenix Education Partners, Inc.

107*	Filing Fee Table

*	Previously filed.
**	To be filed by amendment.
†	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules

See the Index to the consolidated financial statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules have been omitted because they are not required, are inapplicable, or the information is included in the consolidated financial statements or notes contained in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona, on the 15th day of September, 2025.

AP VIII QUESO HOLDINGS, L.P.

By:	/s/ Christopher Lynne
Name: Christopher Lynne
Title: President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following officers in their capacities at AP VIII Queso Holdings, L.P., and by the following directors in their capacities at Queso GP, LLC, the general partner of AP VIII Queso Holdings, L.P., and on the dates indicated.

Signature	Title	Date

/s/ Christopher Lynne Christopher Lynne	President and Director (Principal Executive Officer)	September 15, 2025

/s/ Blair Westblom Blair Westblom	Chief Financial Officer and Treasurer (Principal Financial Officer)	September 15, 2025

* Jeff Honaker	Vice President and Corporate Controller (Principal Accounting Officer)	September 15, 2025

* Theodore Kwon	Director	September 15, 2025

* Martin H. Nesbitt	Director	September 15, 2025

* Adnan A. Nisar	Director	September 15, 2025

* John Sizer	Director	September 15, 2025

* Johannes Worsoe	Director	September 15, 2025

*By:	/s/ Blair Westblom
Blair Westblom Attorney-in-Fact